

03024610

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Northwest Company Fund

*CURRENT ADDRESS: Gibralter House
77 Main Street
Winnipeg, Manitoba R3C 2R1
CANADA

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34737 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	
12G32BR (REINSTATEMENT)	☐	
DEF 14A (PROXY)	☐	
AR/S (ANNUAL REPORT)	☐	
SUPPL (OTHER)	☑	

OICF/BY: NM

DATE : 7/16/03

82-34737

03 JUN 30 AM 7:21

NORTH WEST COMPANY FUND

PUBLIC DOCUMENTS

(February 1, 2002 to June 10, 2003)

INDEX

	DATE	DOCUMENT TYPE
1.	Feb 1, 2002	Press release
2.	Mar 14, 2002	Press release
3.	Mar 14, 2002	Notice of meeting and record date
4.	Mar 14, 2002	Interim financial statements
5.	Mar 14, 2002	Confirmation of mailing
6.	Mar 25, 2002	Notice of meeting and record date
7.	May 1, 2002	Press release
8.	May 7, 2002	Notice of the meeting and record date
9.	May 7, 2002	Notice of meeting
10.	May 7, 2002	MD & A
11.	May 7, 2002	Management proxy / information circular (BC, ON - Form 30, QC)
12.	May 7, 2002	Form of proxy
13.	May 7, 2002	Confirmation of mailing
14.	May 7, 2002	Confirmation of mailing
15.	May 7, 2002	Audited annual financial statements
16.	May 7, 2002	Annual report
17.	May 30, 2002	Press release
18.	May 30, 2002	Interim financial statements
19.	May 30, 2002	Confirmation of mailing
20.	June 5, 2002	Renewal annual information form
21.	Aug 1, 2002	Press release
22.	Aug 28, 2002	Press release
23.	Aug 28, 2002	Material change report
24.	Sep 6, 2002	Press release

25.	Sep 12, 2002	Press release
26.	Sep 12, 2002	Interim financial statements
27.	Sep 12, 2002	Confirmation of mailing
28.	Nov 4, 2002	Press release
29.	Dec 3, 2002	Press release
30.	Dec 11, 2002	Press release
31.	Dec 12, 2002	Interim financial statements
32.	Dec 16, 2002	Confirmation of mailing
33.	Dec 24, 2002	Press release
34.	Jan 16, 2003	Press release
35.	Feb 26, 2003	Press release
36.	Mar 12, 2003	Press release
37.	Mar 12, 2003	Interim financial statements
38.	Mar 14, 2003	Confirmation of mailing
39.	Mar 17, 2003	Notice of the meeting and record date
40.	Apr 30, 2003	Press release
41.	May 6, 2003	Press release
42.	May 9, 2003	Early Warning Report
43.	May12, 2003	Confirmation of mailing
44.	May 12, 2003	ON Form 13-502F1-Annual Participation Fee for Reporting Issuers
45.	May 12, 2003	Notice of meeting
46.	May 12, 2003	MD & A
47.	May 12, 2003	Management Proxy/Information Circular
48.	May 12, 2003	Form of Proxy
49.	May 12, 2003	Audited Annual Financial Statements
50.	May 12, 2003	Annual Report
51.	May 15, 2003	Press Release
52.	May 29, 2003	Early Warning Report
53.	May 29, 2003	Press Release
54.	May 29, 2003	2003 First Quarter Report

55.	May 29, 2003	Interim Financial Statements
56.	June 9, 2003	Confirmation of mailing
57.	June 10, 2003	Renewal Annual Information Form

(1)


ENTERPRISING
NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

QUARTERLY CASH DISTRIBUTION DECLARED

WINNIPEG - February 1, 2002 – The Trustees of North West Company Fund (the "Fund") today declared a quarterly cash distribution of $0.375 per unit payable March 15, 2002, to unitholders of record on February 15, 2002.

****

NWC is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 177 stores under a number of trading names, including *Northern, NorthMart* and *AC Value Center*, and provides catalogue shopping services through its Selections catalogue in Canada.

The units of the Fund trade on The Toronto Stock Exchange under the symbol "NWF.UN".

Contacts for this press release:
Gary Eggertson (204) 934-1503
Linda Peever (204) 934-1504

or visit on-line at www.northwest.ca

(2)


THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS"

Winnipeg, March 13, 2002: North West Company Fund (the "Fund") today reported 2001 fourth quarter earnings for the period ended January 26, 2002.

CONSOLIDATED RESULTS

The North West Company Fund reported fourth quarter consolidated revenues at $194.8 million, up 10.4% (5.9% on a same store basis) from 2000. Trading profits or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 8.3% in the fourth quarter. Lower interest rates reduced interest expense by 35.8% or $1.1 million compared to last year. Earnings before taxes increased by 24.7% or $12.9 million in the quarter. Fourth quarter earnings finished down 4.3% at $9.6 million ($0.63 per unit) compared to $10.0 million ($0.68 per unit) in 2000 due to a change in the tax status of the Alaska Commercial Company.

"The fourth quarter produced solid results, contributing to a record performance for the year at The North West Company. Our focus on getting more food sales continues to be a growth engine for us. Sales in the quarter were also driven by the strength of our electronics, furniture and snow machine business in Alaska and in our more remote Canadian stores. These merchandise categories enable us to take advantage of upticks in local economies, for example the Mackenzie region of the Northwest Territories," said President and CEO Edward Kennedy."

Record revenues and earnings were achieved for the year. Revenues for the year at $704.0 million were 6.8% over last year (4.4% on a same store basis). Consolidated earnings were up 3.1% to $29.0 million ($1.95 per unit) compared to $28.1 million or ($1.89 per unit) last year. Earnings before taxes were up 28.3% to $37.3 million and trading profits increased 10.4% to $70.5 million.

Income tax expense for the quarter was $3.3 million compared to $0.3 million last year. The main difference in the fourth quarter tax expense was that the Alaska Commercial Company had a tax expense of $0.8 million this year compared to a tax recovery of $4.2 million last year. The recovery last year was the result of recording the previously unrecognized US tax loss carryforwards and timing differences. The Canadian tax provision benefited from the reversal of a $1.5 million valuation adjustment taken in 2000 with respect to the implementation of future tax accounting changes adopted last year. The net impact of these changes resulted in an increase in income tax expenses of $3.5 million or $0.22 per unit in the fourth quarter.

CANADIAN OPERATIONS

Canadian sales were $147.9 million for the quarter, up 7.0% (4.1% on a same store basis) from last year. Trading profits were up by 13.7% or $2.1 million to $17.6 million. For the year, sales and other revenues finished at $532.3 million up 5.9% (4.1% on a same store basis) over last year. Trading profits were $60.3 million, up $5.8 million or 10.6%.

Food sales growth was in line with expectations, increasing by 7.4% (5.1% on a same store basis). This performance continued the trend established two years ago by our "Vision 2000+" plan to allocate more selling space to foods. Sales also benefited from a shift in month end income payments to early November, which contributed to a strong start to the quarter. Higher food price inflation was also a factor in the quarter. The largest sales increases were achieved in tobacco, 10.2%, confectionery, 9.0%, frozen foods, 7.9%, and beverages, 7.7%.

General merchandise sales rebounded with a very solid quarter, up 8.1% (2.5% on a same store basis). Sales in Northern / NorthMart stores were up 3.0% led by a 14.3% increase in snow machines and all terrain vehicles, a 7.1% gain in home furnishings and a 6.5% increase in media sight and sound. Softlines sales were a disappointment, dropping 5.5% due to a combination of warm weather and weak industry conditions.

Two *Giant Tiger* stores were open for the Christmas season and this had a positive impact on our total general merchandise sales increase. A decision on the opening of further *Giant Tiger* stores is expected to be made in the second quarter.

On a regional basis, our more isolated locations had the best results. In the far North, weather conditions were cold enough to encourage transportation sales. Further south, warm weather prevented an early opening of winter roads. This kept more customers in town and shopping locally compared to last year.

Canadian gross profit rates in food and general merchandise continue to improve due to lower sourcing costs and selective mark-up gains. This was achieved net of aggressive price discounting to move seasonal general merchandise. Expenses for the quarter were tightly managed, finishing 62 basis points lower than last year as rate to sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("**AC**") sales were $29.6 million for the quarter, up 18.0% (16.1% on a same store basis) from last year. **AC**'s trading profit for the quarter was $1,862,000 compared to $2,318,000 last year, a decrease of $456,000 or 19.7%. For the year, sales and other revenues at $110.3 million increased 5.2% (5.9% on a same store basis) over last year and trading profits were $6.6 million, up $274,000 or 4.4%.

AC's retail store division had an exceptional quarter. Food sales were up 11.5% (9.0% on a same store basis), general merchandise sales increased 36.1% (35.5% on a same store basis) and trading profit for the division was up 33%. Store sales benefited from a delay in the distribution of Permanent Fund dividend cheques. These cheques are normally mailed in October but due to September 11th related security measures, most of the cheques were not mailed until November. Coupled with concerns about air travel, this created a local economic stimulus in the fourth quarter. Big-ticket categories were the top performers, led by transportation, up 133.5%, and home furnishings, up 48.8%.

Frontier Expeditors, **AC**'s wholesale division, incurred two major setbacks in the quarter. The first was a write-off of accounts receivable owed by *Kmart Corporation*, a major US retailer which filed for chapter 11 in January 2002. The second was a negative adjustment caused by errors related to improper accounting for tobacco taxes in prior periods. These two items required a one-time pre-tax charge of $1.3 million in the fourth quarter. All losses have been fully provided for and controls are in place to ensure they do not re-occur.

UNIT OFFERING, BALANCE SHEET AND CASH FLOW

The Fund completed a treasury offering of 1,435,000 units in December 2001 which raised $19.7 million in equity. The offering included a secondary offering which increased the issue to 3,385,000 units. By including a secondary offering the Fund successfully improved liquidity, freeing up a large block of units that had been held by a large institutional unitholder since 1987. There were 2,129,083 units traded in the last quarter, which was the highest quarterly volume in the last five years. The additional equity raised from the treasury component of the offering has provided capital to act on growth opportunities, strengthen our balance sheet and enhance our ability to refinance long-term debt at attractive rates later this year.

Assets employed at the end of January 2002 were $371.1 million compared to $366.8 million at the end of the last fiscal year. Cash balances were 3.4% higher than last year. Accounts receivable at $65.9 million were $9.0 million or 15.8% higher than last year due to the promotion of extended terms accounts, the conversion of customer accounts from monthly charge accounts to revolving accounts and higher receivables with a limited number of First Nations communities. The higher balances resulted in increased service charge revenues. Inventories have increased by 9.3% over last year. This was higher than planned and will be reduced through alliance initiatives started in 2002. Inventories are current and well balanced.

The decrease in bank advances and short-term notes from the last year end balance was a result of the strong fourth quarter earnings and the net proceeds from the equity issue.

The $112.0 million in bonds due August 28, 2002 have become current liabilities as they are now due within one year. We are working with an investment bank to refinance this debt. Initial discussions with financial advisors indicate that new debt should be available at favourable rates compared to the existing bonds.

Capital expenditures were $6.1 million in the quarter and mainly related to construction costs to build a replacement store in Arctic Bay, NU, reprofiling expenditures and general expenditures on computer equipment, fixtures and equipment for store operations.

OTHER HIGHLIGHTS

- Record revenues and earnings were achieved in 2001 led by a 10.4% increase in trading profits.
- The Trustees approved an amendment to the Unitholders Right Plan, subject to TSE approval, to extend the expiration to June 30, 2005. The revised Unitholders Right Plan will be sent to unitholders for consideration at the Annual General Meeting on May 30, 2002.
- A final 2001 quarterly distribution of $0.375 per unit was made on December 15, 2001. Total distributions for 2001 were $1.455 per unit. The first quarterly distribution of $0.375 per unit was announced for 2002, payable March 15, 2002 to unitholders of record on February 15, 2002 and future distributions are expected to continue at $0.375 per quarter for 2002.

* * * * * * * * * * * * * * * *

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 176 stores under a number of trading names, including *Northern, NorthMart* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on The Toronto Stock Exchange under the symbol "NWF.UN".

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Gary Eggertson, Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email geggertson@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of Canadian dollars)

	January 26 2002	January 27 2001
ASSETS		
Current assets		
Cash	$ **8,884**	$ 8,588
Accounts receivable	**65,867**	56,856
Income taxes recoverable	**-**	62
Future income taxes	**8,171**	2,695
Inventories	**134,392**	122,980
Prepaid expenses	**1,500**	1,069
	218,814	192,250
Capital assets	**194,025**	194,448
Future income taxes	**9,358**	19,212
Other assets	**9,836**	10,055
	$ **432,033**	$ 415,965
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ **26,037**	$ 49,979
Accounts payable and accrued	**57,849**	49,200
Income taxes payable	**3,079**	-
Bonds due within one year (Note 2)	**112,000**	-
Current portion of long-term debt	**3,910**	1,707
	202,875	100,886
Long-term debt (Note 2)	**9,634**	124,106
	212,509	224,992
EQUITY		
Capital	**165,205**	145,526
Retained earnings	**49,142**	41,502
Cumulative currency translation adjustments	**5,177**	3,945
	219,524	190,973
	$ **432,033**	$ 415,965

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended January 26 2002	13 Weeks Ended January 27 2001	**52 Weeks Ended January 26 2002**	52 Weeks Ended January 27 2001
SALES AND OTHER REVENUE				
Canadian operations	**$ 147,878**	$ 138,163	**$ 532,349**	$ 502,756
Alaskan operations	**46,939**	38,298	**171,694**	156,276
	$ 194,817	$ 176,461	**$ 704,043**	$ 659,032
Cost of sales, selling and administrative expenses				
Canadian operations	**$(130,231)**	$(122,649)	**$(472,012)**	$(448,222)
Alaskan operations	**(43,997)**	(34,803)	**(161,496)**	(146,924)
Earnings before interest, income taxes and amortization				
Canadian operations	**17,647**	15,514	**60,337**	54,534
Alaskan operations	**2,942**	3,495	**10,198**	9,352
Amortization				
Canadian operations	**(4,785)**	(4,765)	**(19,301)**	(18,568)
Alaskan operations	**(888)**	(782)	**(3,393)**	(2,987)
EARNINGS BEFORE INTEREST & INCOME TAXES	**14,916**	13,462	**47,841**	42,331
Interest	**(1,987)**	(3,093)	**(10,501)**	(13,236)
Earnings before income taxes	**12,929**	10,369	**37,340**	29,095
Provision for income taxes (Note 4)	**(3,328)**	(332)	**(8,325)**	(961)
EARNINGS FOR THE PERIOD	**9,601**	10,037	**29,015**	28,134
Retained earnings, beginning of period as previously reported	**45,050**	39,461	**41,502**	18,182
Accounting changes (Notes 3 & 5)	**-**	-	**-**	16,864
as restated	**45,050**	39,461	**41,502**	35,046
Distributions	**(5,509)**	(7,961)	**(21,375)**	(21,446)
Premium on units purchased for cancellation (Note 6)	**-**	(35)	**-**	(232)
RETAINED EARNINGS, END OF PERIOD	**$ 49,142**	$ 41,502	**$ 49,142**	$ 41,502
EARNINGS PER UNIT	**$ 0.63**	$ 0.68	**$ 1.95**	$ 1.89
Weighted Average Number of Units Outstanding (000's)	**15,511**	14,719	**14,896**	14,875

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt

The Company's bonds become due and payable on August 28, 2002. Accordingly, $112,000,000 of bonds have been reclassified to current liabilities. It is the Company's intention to refinance a large portion of the bonds as long-term.

3. Accounting Change - Income Taxes

Effective January 31, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for income taxes. The new standard requires the implementation of the asset and liability method of accounting for income taxes. These financial statements have been prepared on the new basis. The retained earnings as at January 31, 2000 had increased $16,864,000 with a corresponding increase to future income taxes.

4. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

5. Accounting Change - Employee Future Benefits

Effective January 31, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for employee future benefits. Previously the Company had been accounting for its defined benefit plans using a long-term discount rate to measure its accrued benefit obligation. Effective January 31, 2000 the Company began using a market discount rate to measure its accrued benefit obligation. The unamortized transitional asset at January 31, 2000 is being amortized over the expected average remaining service lives of the employees. The requirements of the standard were adopted on a prospective basis. The prospective adoption did not have a significant effect on net earnings in 2000.

6. Normal Course Issuer Bid

The Fund commenced a normal course issuer bid program on The Toronto Stock Exchange on March 27, 2000, which terminated on March 23, 2001. The Fund purchased 21,100 units; 18,200 units; 205,700 units; and 64,000 units during the first, second, third and fourth quarters of 2000, respectively for a cumulative total of 309,000 units purchased during the year.

7. Net Identifiable Assets (in thousands of Canadian dollars)	**January 26 2002**	January 27 2001
Canadian operations	**$286,500**	$ 290,396
Alaskan operations	**84,605**	76,369

8. Units Offering

On November 21, 2001, the Fund filed a short form prospectus in connection with an offering of 3,843,110 units of the Fund at $14.75 per unit. The offering closed on December 5, 2001 and the net cash proceeds to the Fund were $19,679,000. The Fund sold 1,435,000 from treasury and a shareholder sold 2,408,110 units under a secondary issue.

9. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended January 26 2002	13 Weeks Ended January 27 2001	**52 Weeks Ended January 26 2002**	52 Weeks Ended January 27 2001
CASH PROVIDED BY (USED IN)				
Operating Activities				
Earnings for the period	**$ 9,601**	$ 10,037	**$ 29,015**	$ 28,134
Non-cash items				
Amortization	**5,673**	5,547	**22,694**	21,555
Future income taxes	**138**	2,496	**4,592**	(33)
Amortization of bond warrant proceeds and interest rate fixing payment	**(311)**	(311)	**(1,246)**	(1,245)
Pension expense	**931**	808	**931**	808
Gain on sale of investment in transportation company	**-**	(765)	**-**	(765)
Gain on foreign exchange from reduction of AC investment	**-**	(454)	**-**	(454)
Gain on disposal of capital assets	**(58)**	(28)	**(213)**	(218)
Cash flow from operations	**15,974**	17,330	**55,773**	47,782
Change in other non-cash items	**13,291**	12,550	**(8,076)**	(12,057)
Operating activities	**29,265**	29,880	**47,697**	35,725
Investing Activities				
Purchase of capital assets	**(6,112)**	(6,147)	**(20,427)**	(19,133)
Proceeds from sale of investment in transportation company	**-**	2,049	**-**	2,049
Proceeds from sale of capital assets	**69**	74	**512**	819
Investing activities	**(6,043)**	(4,024)	**(19,915)**	(16,265)
Financing Activities				
Change in bank advances and short-term notes	**(42,313)**	(20,490)	**(23,942)**	5,303
Net proceeds from issue of units	**19,679**	-	**19,679**	-
Purchase of units for cancellation	**-**	(669)	**-**	(3,293)
Repayment of long-term debt	**(1,491)**	(1,343)	**(1,848)**	(1,591)
Distributions	**(5,509)**	(7,961)	**(21,375)**	(21,446)
Financing activities	**(29,634)**	(30,463)	**(27,486)**	(21,027)
CHANGE IN CASH	**(6,412)**	(4,607)	**296**	(1,567)
Cash, beginning of period	**15,296**	13,195	**8,588**	10,155
CASH, END OF PERIOD	**$ 8,884**	$ 8,588	**$ 8,884**	$ 8,588
Supplemental Disclosure of Cash Flow Information				
Cash paid during the period for				
Interest expense	**$ 559**	$ 1,063	**$ 13,060**	$ 14,862
Income taxes	**439**	159	**1,184**	1,062
Cash Flow From Operations Per Unit	**$ 1.03**	$ 1.17	**$ 3.74**	$ 3.21


ENTERPRISING
THE
COMPANY
NORTH WEST

(3)

NORTH WEST COMPANY FUND

March 14, 2002

To: The Toronto Stock Exchange
Canadian Securities Administrators

NOTICE

Re: North West Company Fund
Trust Units CUSIP 662906 10 6
National Policy No. 41

Pursuant to the requirements of National Policy Statement No. 41, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of May 30, 2002, for an Annual Meeting of Unitholders, and that April 19, 2002, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1503; or Linda Peever, Assistant Corporate Secretary, at 204-934-1504.

On behalf of the board of Trustees:

Signed by "Gary V. Eggertson"

Gary V. Eggertson
Chief Financial Officer & Secr

(4)

03 JUN 30 AM 7:21


THE COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

2001 FOURTH QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported fourth quarter consolidated revenues at $194.8 million, up 10.4% (5.9% on a same store basis) from 2000. Trading profits or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 8.3% in the fourth quarter. Lower interest rates reduced interest expense by 35.8% or $1.1 million compared to last year. Earnings before taxes increased by 24.7% or $12.9 million in the quarter. Fourth quarter earnings finished down 4.3% at $9.6 million ($0.63 per unit) compared to $10.0 million ($0.68 per unit) in 2000 due to a change in the tax status of the Alaska Commercial Company.

Record revenues and earnings were achieved for the year. Revenues for the year at $704.0 million were 6.8% over last year (4.4% on a same store basis). Consolidated earnings were up 3.1% to $29.0 million ($1.95 per unit) compared to $28.1 million or ($1.89 per unit) last year. Earnings before taxes were up 28.3% to $37.3 million and trading profits increased 10.4% to $70.5 million.

Income tax expense for the quarter was $3.3 million compared to $0.3 million last year. The main difference in the fourth quarter tax expense was that the Alaska Commercial Company had a tax expense of $0.8 million this year compared to a tax recovery of $4.2 million last year. The recovery last year was the result of recording the previously unrecognized US tax loss carryforwards and timing differences. The Canadian tax provision benefited from the reversal of a $1.5 million valuation adjustment taken in 2000 with respect to the implementation of future tax accounting changes adopted last year. The net impact of these changes resulted in an increase in income tax expenses of $3.5 million or $0.22 per unit in the fourth quarter.

CANADIAN OPERATIONS

Canadian sales were $147.9 million for the quarter, up 7.0% (4.1% on a same store basis) from last year. Trading profits were up by 13.7% or $2.1 million to $17.6 million. For the year, sales and other revenues finished at $532.3 million up 5.9% (4.1% on a same store basis) over last year. Trading profits were $60.3 million, up $5.8 million or 10.6%.

Food sales growth was in line with expectations, increasing by 7.4% (5.1% on a same store basis). This performance continued the trend established two years ago by our "Vision 2000+" plan to allocate more selling space to foods. Sales also benefited from a shift in month end income payments to early November, which contributed to a strong start to the quarter. Higher food price inflation was also a factor in the quarter. The largest sales increases were achieved in tobacco, 10.2%, confectionery, 9.0%, frozen foods, 7.9%, and beverages, 7.7%.

General merchandise sales rebounded with a very solid quarter, up 8.1% (2.5% on a same store basis). Sales in Northern / NorthMart stores were up 3.0% led by a 14.3% increase in snow

machines and all terrain vehicles, a 7.1% gain in home furnishings and a 6.5% increase in media sight and sound. Softlines sales were a disappointment, dropping 5.5% due to a combination of warm weather and weak industry conditions.

Two *Giant Tiger* stores were open for the Christmas season and this had a positive impact on our total general merchandise sales increase. A decision on the opening of further *Giant Tiger* stores is expected to be made in the second quarter.

On a regional basis, our more isolated locations had the best results. In the far North, weather conditions were cold enough to encourage transportation sales. Further south, warm weather prevented an early opening of winter roads. This kept more customers in town and shopping locally compared to last year.

Canadian gross profit rates in food and general merchandise continue to improve due to lower sourcing costs and selective mark-up gains. This was achieved net of aggressive price discounting to move seasonal general merchandise. Expenses for the quarter were tightly managed, finishing 62 basis points lower than last year as rate to sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("**AC**") sales were $29.6 million for the quarter, up 18.0% (16.1% on a same store basis) from last year. **AC**'s trading profit for the quarter was $1,862,000 compared to $2,318,000 last year, a decrease of $456,000 or 19.7%. For the year, sales and other revenues at $110.3 million increased 5.2% (5.9% on a same store basis) over last year and trading profits were $6.6 million, up $274,000 or 4.4%.

AC's retail store division had an exceptional quarter. Food sales were up 11.5% (9.0% on a same store basis), general merchandise sales increased 36.1% (35.5% on a same store basis) and trading profit for the division was up 33%. Store sales benefited from a delay in the distribution of Permanent Fund dividend cheques. These cheques are normally mailed in October but due to September 11th related security measures, most of the cheques were not mailed until November. Coupled with concerns about air travel, this created a local economic stimulus in the fourth quarter. Big-ticket categories were the top performers, led by transportation, up 133.5%, and home furnishings, up 48.8%.

Frontier Expeditors, **AC**'s wholesale division, incurred two major setbacks in the quarter. The first was a write-off of accounts receivable owed by *Kmart Corporation*, a major US retailer which filed for chapter 11 in January 2002. The second was a negative adjustment caused by errors related to improper accounting for tobacco taxes in prior periods. These two items required a one-time pre-tax charge of $1.3 million in the fourth quarter. All losses have been fully provided for and controls are in place to ensure they do not re-occur.

UNIT OFFERING, BALANCE SHEET AND CASH FLOW

The Fund completed a treasury offering of 1,435,000 units in December 2001 which raised $19.7 million in equity. The offering included a secondary offering which increased the issue to 3,385,000 units. By including a secondary offering the Fund successfully improved liquidity, freeing up a large block of units that had been held by a large institutional unitholder since 1987. There were 2,129,083 units traded in the last quarter, which was the highest quarterly volume in the last five years. The additional equity raised from the treasury component of the offering has provided capital to act on growth opportunities, strengthen our balance sheet and enhance our ability to refinance long-term debt at attractive rates later this year.

Assets employed at the end of January 2002 were $371.1 million compared to $366.8 million at the end of the last fiscal year. Cash balances were 3.4% higher than last year. Accounts receivable at $65.9 million were $9.0 million or 15.8% higher than last year due to the promotion of extended terms accounts, the conversion of customer accounts from monthly charge accounts to revolving accounts and higher receivables with a limited number of First Nations communities. The higher balances resulted in increased service charge revenues. Inventories have increased by 9.3% over last year. This was higher than planned and will be reduced through alliance initiatives started in 2002. Inventories are current and well balanced.

The decrease in bank advances and short-term notes from the last year end balance was a result of the strong fourth quarter earnings and the net proceeds from the equity issue.

The $112.0 million in bonds due August 28, 2002 have become current liabilities as they are now due within one year. We are working with an investment bank to refinance this debt. Initial discussions with financial advisors indicate that new debt should be available at favourable rates compared to the existing bonds.

Capital expenditures were $6.1 million in the quarter and mainly related to construction costs to build a replacement store in Arctic Bay, NU, reprofiling expenditures and general expenditures on computer equipment, fixtures and equipment for store operations.

OTHER HIGHLIGHTS

- Record revenues and earnings were achieved in 2001 led by a 10.4% increase in trading profits.

- The Trustees approved an amendment to the Unitholders Right Plan, subject to TSE approval, to extend the expiration to June 30, 2005. The revised Unitholders Right Plan will be sent to unitholders for consideration at the Annual General Meeting on May 30, 2002.

- A final 2001 quarterly distribution of $0.375 per unit was made on December 15, 2001. Total distributions for 2001 were $1.455 per unit. The first quarterly distribution of $0.375 per unit was announced for 2002, payable March 15, 2002 to unitholders of record on February 15, 2002 and future distributions are expected to continue at $0.375 per quarter for 2002.

On behalf of the Trustees and the Board of Directors:

Signed "Ian Sutherland"	Signed "Edward Kennedy"
Ian Sutherland Chairman	Edward S. Kennedy President and Chief Executive Officer

March 13, 2002, Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of Canadian dollars)

	January 26 2002	January 27 2001
ASSETS		
Current assets		
Cash	$ 8,884	$ 8,588
Accounts receivable	65,867	56,856
Income taxes recoverable	-	62
Future income taxes	8,171	2,695
Inventories	134,392	122,980
Prepaid expenses	1,500	1,069
	218,814	192,250
Capital assets	194,025	194,448
Future income taxes	9,358	19,212
Other assets	9,836	10,055
	$ 432,033	$ 415,965
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 26,037	$ 49,979
Accounts payable and accrued	57,849	49,200
Income taxes payable	3,079	-
Bonds due within one year (Note 2)	112,000	-
Current portion of long-term debt	3,910	1,707
	202,875	100,886
Long-term debt (Note 2)	9,634	124,106
	212,509	224,992
EQUITY		
Capital	165,205	145,526
Retained earnings	49,142	41,502
Cumulative currency translation adjustments	5,177	3,945
	219,524	190,973
	$ 432,033	$ 415,965

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended January 26 2002	13 Weeks Ended January 27 2001	**52 Weeks Ended January 26 2002**	52 Weeks Ended January 27 2001
SALES AND OTHER REVENUE				
Canadian operations	**$ 147,878**	$ 138,163	**$ 532,349**	$ 502,756
Alaskan operations	**46,939**	38,298	**171,694**	156,276
	$ 194,817	$ 176,461	**$ 704,043**	$ 659,032
Cost of sales, selling and administrative expenses				
Canadian operations	**$(130,231)**	$(122,649)	**$(472,012)**	$(448,222)
Alaskan operations	**(43,997)**	(34,803)	**(161,496)**	(146,924)
Earnings before interest, income taxes and amortization				
Canadian operations	**17,647**	15,514	**60,337**	54,534
Alaskan operations	**2,942**	3,495	**10,198**	9,352
Amortization				
Canadian operations	**(4,785)**	(4,765)	**(19,301)**	(18,568)
Alaskan operations	**(888)**	(782)	**(3,393)**	(2,987)
EARNINGS BEFORE INTEREST & INCOME TAXES	**14,916**	13,462	**47,841**	42,331
Interest	**(1,987)**	(3,093)	**(10,501)**	(13,236)
Earnings before income taxes	**12,929**	10,369	**37,340**	29,095
Provision for income taxes (Note 4)	**(3,328)**	(332)	**(8,325)**	(961)
EARNINGS FOR THE PERIOD	**9,601**	10,037	**29,015**	28,134
Retained earnings, beginning of period				
as previously reported	**45,050**	39,461	**41,502**	18,182
Accounting changes (Notes 3 & 5)	**-**	-	**-**	16,864
as restated	**45,050**	39,461	**41,502**	35,046
Distributions	**(5,509)**	(7,961)	**(21,375)**	(21,446)
Premium on units purchased for cancellation (Note 6)	**-**	(35)	**-**	(232)
RETAINED EARNINGS, END OF PERIOD	**$ 49,142**	$ 41,502	**$ 49,142**	$ 41,502
EARNINGS PER UNIT	**$ 0.63**	$ 0.68	**$ 1.95**	$ 1.89
Weighted Average Number of Units Outstanding (000's)	**15,511**	14,719	**14,896**	14,875

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt

The Company's bonds become due and payable on August 28, 2002. Accordingly, $112,000,000 of bonds have been reclassified to current liabilities. It is the Company's intention to refinance a large portion of the bonds as long-term.

3. Accounting Change - Income Taxes

Effective January 31, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for income taxes. The new standard requires the implementation of the asset and liability method of accounting for income taxes. These financial statements have been prepared on the new basis. The retained earnings as at January 31, 2000 had increased $16,864,000 with a corresponding increase to future income taxes.

4. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

5. Accounting Change - Employee Future Benefits

Effective January 31, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for employee future benefits. Previously the Company had been accounting for its defined benefit plans using a long-term discount rate to measure its accrued benefit obligation. Effective January 31, 2000 the Company began using a market discount rate to measure its accrued benefit obligation. The unamortized transitional asset at January 31, 2000 is being amortized over the expected average remaining service lives of the employees. The requirements of the standard were adopted on a prospective basis. The prospective adoption did not have a significant effect on net earnings in 2000.

6. Normal Course Issuer Bid

The Fund commenced a normal course issuer bid program on The Toronto Stock Exchange on March 27, 2000, which terminated on March 23, 2001. The Fund purchased 21,100 units; 18,200 units; 205,700 units; and 64,000 units during the first, second, third and fourth quarters of 2000, respectively for a cumulative total of 309,000 units purchased during the year.

7. Net Identifiable Assets (in thousands of Canadian dollars)	**January 26 2002**	January 27 2001
Canadian operations	**$286,500**	$ 290,396
Alaskan operations	**84,605**	76,369

8. Units Offering

On November 21, 2001, the Fund filed a short form prospectus in connection with an offering of 3,843,110 units of the Fund at $14.75 per unit. The offering closed on December 5, 2001 and the net cash proceeds to the Fund were $19,679,000. The Fund sold 1,435,000 from treasury and a shareholder sold 2,408,110 units under a secondary issue.

9. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended January 26 2002	13 Weeks Ended January 27 2001	52 Weeks Ended January 26 2002	52 Weeks Ended January 27 2001
CASH PROVIDED BY (USED IN)				
Operating Activities				
Earnings for the period	$ 9,601	$ 10,037	$ 29,015	$ 28,134
Non-cash items				
Amortization	5,673	5,547	22,694	21,555
Future income taxes	138	2,496	4,592	(33)
Amortization of bond warrant proceeds and interest rate fixing payment	(311)	(311)	(1,246)	(1,245)
Pension expense	931	808	931	808
Gain on sale of investment in transportation company	-	(765)	-	(765)
Gain on foreign exchange from reduction of AC investment	-	(454)	-	(454)
Gain on disposal of capital assets	(58)	(28)	(213)	(218)
Cash flow from operations	15,974	17,330	55,773	47,782
Change in other non-cash items	13,291	12,550	(8,076)	(12,057)
Operating activities	29,265	29,880	47,697	35,725
Investing Activities				
Purchase of capital assets	(6,112)	(6,147)	(20,427)	(19,133)
Proceeds from sale of investment in transportation company	-	2,049	-	2,049
Proceeds from sale of capital assets	69	74	512	819
Investing activities	(6,043)	(4,024)	(19,915)	(16,265)
Financing Activities				
Change in bank advances and short-term notes	(42,313)	(20,490)	(23,942)	5,303
Net proceeds from issue of units	19,679	-	19,679	-
Purchase of units for cancellation	-	(669)	-	(3,293)
Repayment of long-term debt	(1,491)	(1,343)	(1,848)	(1,591)
Distributions	(5,509)	(7,961)	(21,375)	(21,446)
Financing activities	(29,634)	(30,463)	(27,486)	(21,027)
CHANGE IN CASH	(6,412)	(4,607)	296	(1,567)
Cash, beginning of period	15,296	13,195	8,588	10,155
CASH, END OF PERIOD	$ 8,884	$ 8,588	$ 8,884	$ 8,588
Supplemental Disclosure of Cash Flow Information				
Cash paid during the period for				
Interest expense	$ 559	$ 1,063	$ 13,060	$ 14,862
Income taxes	439	159	1,184	1,062
Cash Flow From Operations Per Unit	$ 1.03	$ 1.17	$ 3.74	$ 3.21

For more information contact Gary Eggertson, Vice President & CFO at
Phone (204) 934-1503 Fax: (204) 934-1455 Email: geggertson@northwest.ca
Call 1 (800) 563-0002 toll free in Canada
Web Site: www.northwest.ca


ENTERPRISING
THE COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

I, GARY V. EGGERTSON, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2001 fourth quarter report to unitholders for the period ended January 26, 2002, was mailed on March 14, 2002, by first-class mail, to unitholders of record on March 6, 2002, or made available by electronic communication (in accordance with National Policy 11-201).

DATED at Winnipeg, Manitoba, this 14th day of March 2002.

Signed "Gary V. Eggertson"

Gary V. Eggertson

(6)



NORTH WEST COMPANY FUND

March 25, 2002

To: The Toronto Stock Exchange
Canadian Securities Administrators

AMENDED NOTICE
ANNUAL MEETING changed to
ANNUAL & SPECIAL MEETING OF UNITHOLDERS

Re: North West Company Fund
Trust Units CUSIP 662906 10 6
National Policy No. 41

Pursuant to the requirements of National Policy Statement No. 41, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of May 30, 2002, for an Annual and Special Meeting of Unitholders, and that April 19, 2002, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1503; or Linda Peever, Assistant Corporate Secretary, at 204-934-1504.

On behalf of the board of Trustees:

Signed by "Gary V. Eggertson"

Gary V. Eggertson
Chief Financial Officer

7


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

QUARTERLY CASH DISTRIBUTION DECLARED

WINNIPEG - May 1, 2002 – The Trustees of North West Company Fund (the "Fund") today declared a quarterly cash distribution of $0.375 per unit payable June 15, 2002, to unitholders of record on May 15, 2002.

****

NWC is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 177 stores under a number of trading names, including *Northern, NorthMart* and *AC Value Center*, and provides catalogue shopping services through its Selections catalogue in Canada.

The units of the Fund trade on The Toronto Stock Exchange under the symbol "NWF.UN".

Contacts for this press release:
Gary Eggertson (204) 934-1503
Linda Peever (204) 934-1504

or visit on-line at www.northwest.ca

(8)


THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

The Annual and Special Meeting (the "Meeting") of Unitholders of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, May 30, 2002, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 26, 2002, and the auditors' report thereon;

2. to elect the trustees of the Fund (the "Trustees") for the ensuing year;

3. to direct the trustees to elect 10 directors of The North West Company Inc. (the "Company") for the ensuing year;

4. to appoint auditors of the Fund and the Company for the ensuing year and to authorize the trustees to fix the remuneration of the auditors;

5. to consider, and if deemed advisable, to ratify, confirm and approve the amendment to and extension of the Unitholders Rights Plan Agreement; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 5 above is set forth in the accompanying Information Circular dated April 19, 2002.

By resolution, the trustees of the Fund have fixed the close of business on April 19, 2002, as the record date for the purpose of determining Unitholders entitled to receive notice of the Meeting.

DATED at Winnipeg, this 19th day of April 2002.

By order of the board of Trustees
of North West Company Fund

GARY V. EGGERTSON
Chief Financial Officer & Secretary

(9)


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

The Annual and Special Meeting (the "Meeting") of Unitholders of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, May 30, 2002, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 26, 2002, and the auditors' report thereon;

2. to elect the trustees of the Fund (the "Trustees") for the ensuing year;

3. to direct the trustees to elect 10 directors of The North West Company Inc. (the "Company") for the ensuing year;

4. to appoint auditors of the Fund and the Company for the ensuing year and to authorize the trustees to fix the remuneration of the auditors;

5. to consider, and if deemed advisable, to ratify, confirm and approve the amendment to and extension of the Unitholders Rights Plan Agreement; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 5 above is set forth in the accompanying Information Circular dated April 19, 2002.

By resolution, the trustees of the Fund have fixed the close of business on April 19, 2002, as the record date for the purpose of determining Unitholders entitled to receive notice of the Meeting.

DATED at Winnipeg, this 19th day of April 2002.

By order of the board of Trustees
of North West Company Fund

GARY V. EGGERTSON
Chief Financial Officer & Secretary

INTRODUCTION

a plainer, more direct md&a

This year we have made some important changes to the MD&A. We've taken what is often a complex section of an annual report and made it friendlier and easier to read. We've also expanded discussion on The North West Company's (NWC; or the Company) strategies and plans.

We've changed the design to lighten up the layout, increasing the number of subheads and charts to allow readers to navigate more easily through the text. We've made a concerted effort to use plainer, more direct language, speaking directly to issues that we know concern investors most.

The introduction last year of interim MD&As, whereby public companies now discuss their quarterly results in an MD&A format, has allowed us to focus more on longer-term performance issues in this document. That's why there is more commentary on our business environment, the growth strategies that we are pursuing, and on our ability to be successful in what we set out to do. We have tried to better explain our performance in terms of our longer-term strategies and in view of the dynamics that are changing our business.

This approach follows the spirit of new guidelines on MD&A disclosure proposed by the Canadian Institute of Chartered Accountants (CICA). These guidelines are voluntary, and they haven't yet been adopted by the CICA, but we expect they will exert an important influence over company MD&As in the years to come.

We've chosen not to wait. The enhancements that we have made reflect values that have always been important to The North West Company – values such as openness, leadership and enterprise.

Please let us know if the changes make this a better MD&A for you. You can forward your views to our Assistant Corporate Secretary Linda Peever at the head office address listed on the inside back cover of this report, or e-mail us at *lpeever@northwest.ca*.

NORTH WEST COMPANY FUND STRUCTURE

our structure helps us to deliver better returns



Trading Profit
$ in millions
$70
$60
$50
$40
$30
$20
$10
0
40
41
48
51
48
59
57
62
60
64
71
1991
1992
1993
1994
1995*
1996
1997
1998*
1999
2000
2001

* before unusual item

In 1996, we began to consider alternate corporate structures that would allow us to improve total investor returns by efficiently distributing more of our cash flow directly to our shareholders. The North West Company had consistently generated strong cash flow from operations, increasing at a compound annual rate of 8.2% between 1991 and 1996. Trading profit (earnings before interest, income taxes and amortization) had grown at a compound annual rate of 8.4% from $39.6 million in 1991 to $59.4 million in 1996.

We were paying quarterly dividends of $0.10 per share and had earnings of $1.18 per share. However, our share price was only $11.00 at the end of 1996, less than 10 times earnings. We believed investors were paying higher multiples for larger cap retailers that were perceived to have better growth prospects while paying less attention to proven, successful smaller cap companies like ourselves. We were also concerned that our trading volumes were low and that this lack of liquidity had also depressed share values. We believed the traditional share capital corporate structure was a key barrier to dealing with these issues and unlocking more value for our shareholders.

NWF Structure


NWF
100% of NWC Common Shares
$205 Million NWC Notes

"Since our Fund structure was created, cash payments to unitholders have more than tripled."

To address this situation, North West Company Fund (the Fund) was created on March 27, 1997 when our shareholders exchanged their shares of NWC for 100% of the issued units of the Fund, at a value of $11.70 each.

Under the old corporate structure, dividends were paid from earnings, which were subject to corporate tax, generally at a rate of about 44%. In effect, the corporate tax paid by the Company reduced the amounts that could be paid as dividends. Dividends were then also subject to tax in the hands of shareholders at the dividend tax rate.

Under the current Fund structure, the Fund owns 100% of the equity and the note issues of the Company. Quarterly distributions are paid from interest that the Fund earns on the notes issued by the Company and dividends from its equity investment in the Company.

The benefit of the Fund structure, unlike a traditional corporation, is that the Fund does not pay tax on income passed on by way of distributions to its unitholders. We can make distributions to our unitholders at a higher pre-tax rate compared to after tax dividends, without any change to our cash flow. All Fund income, less Fund expenses, is distributed to unitholders during the year by quarterly payments, thereby reducing the taxable income of the Fund to zero. The income maintains its interest income or dividend income characteristics and is taxable to our unitholders based on how the investment is held and the taxability of the unitholders. This makes the investment particularly appealing to those holding their units in sheltered investments such as pension funds or RRSPs.

The following table compares how much was paid out per share/unit in annual dividends and distributions before and after the creation of the Fund in March 1997. Cash payments by way of distributions and dividends have more than tripled since 1996, from $0.40 per share to $1.455 per unit last year. During this period, we have also *increased the funds reinvested in the Company to sustain and grow our business from* $1.63 per share in 1996 to $2.29 per unit in 2001.

Fiscal Year	1996	1997	1998	1999	2000	2001
Cash flow from operations $	2.03	2.40	3.47	2.99	3.21	**3.74**
Payout $	0.40	0.60	1.00	1.44	1.44	**1.46**
Payout %	19.7	25.0	28.8	48.2	44.9	**39.0**
Reinvested $	1.63	1.80	2.47	1.55	1.77	**2.29**

These increased distributions have been financed by earnings growth and from tax savings due to the deductibility of the interest on the notes. The Company's tax saving per unit on interest paid to the Fund was $0.33 for the 1997 fiscal year, increasing to $0.64 in 2001.

The distribution policy of the Fund is to distribute the Fund's interest and dividend income, less expenses, to unitholders in cash as long as the Fund maintains an acceptable debt to equity ratio, core business prospects remain positive and there are sufficient cash flows retained for new growth.

During 2001, unitholders received quarterly cash distributions of $0.36 per unit on March 15, June 15, September 15 and a final cash distribution of $0.375 per unit on December 15. The distributions for 2001 totaled $1.455 of which $1.4274 was interest income and $0.0276 was dividend income. The quarterly distributions of $0.375 per unit are expected to be maintained for 2002 and will likely be over 98% interest income.


Quarterly Cash Distribution and Unit Price
$ distribution per unit
unit price
$0.60
$0.45
$0.30
$0.15
0
$20.00
$15.00
$10.00
$5.00
$0.00
11.25
14.50
14.00
14.00
15.90
15.60
13.60
15.50
14.75
15.40
13.30
11.00
11.30
10.90
14.75
15.20
16.00
17.20
0.175
0.22
0.25
0.25
0.25
0.30
0.30
0.30
0.30
0.54
0.30
0.30
0.30
0.54
0.36
0.36
0.36
0.38
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001
1997-2000 Cash Distributions
2001 Cash Distributions
Unit Closing Price

"2001's fourth quarter had the highest quarterly volume of units traded in the last five years."

At the beginning of the year, the Fund held an investment in the Company of $175.0 million in subordinated notes at an interest rate of 12.5% plus $10.5 million in preferred and common shares. The Fund raised an additional $19.7 million in equity during the fall of 2001 issuing 1,435,000 units through a public treasury offering. The net proceeds were invested in the Company which, along with restructuring of the share capital, allowed NWC to issue a new series of notes for $30.0 million at an interest rate of 13.0% to the Fund. The Company pays interest to the Fund on a semi-annual basis on March 15 and September 15. Interest on the notes is tax deductible by the Company. The impact of this tax saving to the Company on earnings of the consolidated operations of the Fund was $0.64 per unit in 2001 and 2000.

The Fund's units have outperformed the 300 index of the Toronto Stock Exchange and the TSE merchandising sub-index for the past five years. For the five years ending January 31, 2002, the Fund produced a total return of 141% compared to 35% for the TSE 300 and 45% for the TSE 300 merchandising sub-index.


Units Traded by Quarter
millions
2.5
2.0
1.5
1.0
0.5
0
2.1
1.9
1.1
1.2
1.9
1.0
1.0
0.7
0.5
0.5
1.1
0.8
0.5
0.8
1.8
1.7
0.9
1.0
0.8
2.1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001

The public offering of units in the fourth quarter of 2001 has increased liquidity by exposing the Fund to a broader range of investors and by enabling a large unitholder that had held its shares since 1987 to realize on its investment, which was no longer consistent with its investment mandate.

The chart on the left illustrates the units traded by quarter from 1997 to 2001 and shows the improvement in trading volumes in the fourth quarter of 2001 compared to the level in the previous quarters.

our markets are healthy


Communities by Population Size
Total NWC market area
31%
500 – 1,000
34%
1000 – 2000
15%
2,000 – 5,000
7%
over 5,000
13%
Under 500

Our core market consists of small communities located in remote areas across northern Canada and Alaska. Within this market, we are the largest retail chain and typically have a dominant local position.

Our core market features a high concentration of young and growing families. The population growth rate is twice the average growth rate in Canada and the United States. In addition, the average age of the Company's customers is 10 years younger than that of the populations of Canada and the U.S. These characteristics are expected to continue over the next five to ten years, providing the Company with an attractive base from which to grow same store sales.

The largest source of customer income is derived from government transfers. This consists of social assistance, family benefit payments, old age security and income related to employment with local public services, such as schools, health facilities, municipal government and transportation. These income sources are stable and predictable, contributing to the Company's track record of low earnings volatility.

Other important sources of customer income are public works spending, distributions from capital funds and resource industry employment. Public works spending is financed by federal and provincial or state governments. Although there is a shortage of basic infrastructure in the North, most notably housing, spending has grown at a lower rate due to government fiscal constraints. Looking ahead three to five years, the Company expects a slight improvement in this situation due to pent up demand, political pressure and greater fiscal flexibility.


Population Distribution by Age
as a percentage of the total population
50%
40%
30%
20%
10%
0%
45
33
27
29
30
30
27
19
29
17
6
8
Under 20
20 – 39
40 – 59
60 and above
Canada
Northern Canada
Alaska

Distributions from capital funds (land claim settlement funds and funds created by the sale or taxation of natural resources) are growing sources of customer income. Payments are typically made to "birthright" beneficiaries or other qualifying residents. The largest capital pool is the Alaska Permanent Fund, valued at approximately $25 billion U.S. This fund pays out an annual dividend of between $1,500 U.S. and $2,000 U.S. per Alaskan resident every October. The payment in 2001 was $1,850 U.S. compared to $1,964 U.S. in 2000.

Other sizeable capital pools are controlled by regional Aboriginal organizations. Recent oil and gas lease sales in the Mackenzie region of Canada and hydro development agreements in northern Manitoba and northern Quebec have resulted in new capital funds in these areas.

Resource industry employment is the income source for 20% of our sales base. This is divided between commercial fishing in Alaska, oil and gas development in Canada's Mackenzie region and a handful of lumber, mining and pulp and paper industry-based communities. The short to medium term prospects for this sector are positive, led by the possible development of a Mackenzie Valley gas pipeline. Resource industry employment is site or region-specific and can vary with the season or success of the project.

Our main competition comes from two sources: significant local retailers that are present in 80% of our locations, and retailers based in larger urban centres, also known as "outshopping markets." Customers will typically shop locally for most, if not all, of their everyday perishable needs. These include produce, fresh meat, dairy and frozen foods. Low value, basic consumable products and services, such as hardware and household needs as well as cheque cashing and cash withdrawal services, are also purchased locally.

We Know our Customers


Necessity, Impulse Shoppers
60%
Selection Shoppers
25%
Trend-Driven Youth Shoppers
15%

Local competition in these "local shopping" product categories varies depending on the quality of in-store execution and refrigeration capability. The consistency and strength of existing local competition is improving slowly and this is expected to continue. New competition is not expected to be a significant factor in the foreseeable future due to the high cost of new store construction and staffing relative to the small size of the communities in which we operate. On an annual basis, new entrants are generally offset by competitors leaving the market.

Up to 50% of non-perishable groceries such as canned vegetables, paper products and cleaning supplies are purchased locally with about 50% purchased outside the community, depending on the remoteness of the site and the type of customer. Selection-driven products like clothing, sporting goods and electronics have an even higher percentage of outshopping frequency. Outshopping competition in all of these product categories is both a growing challenge and an opportunity for us. Local retail pricing and in-stock reliability are major factors that affect the rate of customer outshopping activity. We carefully assess the relative profitability of different product categories before pursuing a strategy to capture more local spending.

Our core market has three main customer groups. The first and largest, at 60% of the market, are "necessity-impulse" shoppers. This shopper is characterized by Aboriginal ethnicity, large family size and below average income. This customer shops at the time of need, looks for affordable quality and is influenced by the immediate availability of trend and impulse products. Access to consumer financing is an important factor in stimulating larger purchases.

The second customer group, comprising about 25% of the market, is a quality and selection-driven shopper. This shopper earns above average income working in professional, technical, administrative or resource industry positions. He or she shops locally for perishable products and outshops extensively. Credit availability is less important, "stock-up" shopping is common and personal savings rates are high.

The third main customer group, at 15% of the market, is a youth, trend-driven shopper, aged 10-22. This shopper has less purchasing power but is an important and growing force due to their high population compared to the total market. Branded fashion, music, sporting goods and fast food are the top product categories. With the exception of food, local retailers are challenged to profitably meet the opportunity represented by the trend-driven youth shopper.

STRATEGY TO IMPROVE PERFORMANCE

our plan is delivering results

Our vision is to be the most successful small market retailer in North America. This vision has guided the focus of our shared values and our strategy. The shared values we strive to be known for are:

- Being our customers' first choice for an ever-increasing range of everyday needs combined with helpful service;
- Actively supporting each community we serve;
- Providing our people with an open, positive and customer-driven workplace;
- Delivering top quartile total investor returns compared to our North American peer group as a result of delivering on our customer, community and employee values.

The Company's long-term strategy was developed in 1998. It plays a critical role in determining what businesses we will be in as well as allocating our time and resources between major growth initiatives. Each year there is an increasing focus on making adjustments, creating new tactics and ensuring execution.

Our first strategic goal is to grow with and within our core Canadian markets by:

- *Streamlining our business cost structure by reinforcing a culture of thrift and pursuing alliances that create economies of scale;*
- *Focusing on selling everyday products and services that offer superior value to our target customer and provide a superior return to us;*
- *Focusing on developing and maintaining measurable gains in our store level selling capability.*

Alliances Reduce Overhead Costs and Expand our Product Range



Pre-Alliance
plan
buy
move
sell
Post-Alliance
plan
buy
move
sell
DUFRESNE
TRU-SERV CANADA
PRATTS
BURGER KING
Pizza Hut Express
H&R BLOCK
KFC
CANADA POSTES POST CANADA
Alliance Plan/Buy Partners
Alliance Move/Sell Partners

Progress was made in each of these areas last year. Administrative cost savings were achieved in advertising production, information systems and staff cost management, which reduced head office costs by 68 basis points. Alliance distribution agreements were reached with *TruServ Canada Cooperative Inc., Dufresne Furniture & Appliances* and *Pratts Wholesale Limited.*



Reprofiling Impact on Food Sales
percentage increase (decrease)
number of stores
9.0
6.0
3.0
0
-3.0
150
100
50
0
-1.4
0.1
0.5
3.6
3.0
2.4
5.4
5.8
8.4
6.5
4.6
5.1
1
33
48
66
76
94
101
102
109
125
127
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999
2000
2001
Food % Increase (Decrease)
Reprofiled Stores

The Company has completed the reprofiling of 127 stores with 12 left to be finished in 2002. Reprofiling ensures that each store's product mix, fixturing and equipment are tailored to local market opportunities, starting with food.

In 2002, the Company's focus is to refine local assortments further based on clustering like markets. Best selling items will receive greater shelf space and will be "in-store" on a more timely basis. A higher blend of value priced, "off-brand" items will be offered to meet the growing demand for these types of products among our necessity-impulse shoppers.

Store level selling capability will receive the highest priority in 2002-2004. The foundation for improvements began in 2001 with a revamping of store management and supervisory compensation, aimed at attracting and retaining higher quality local employees. Results to date are meeting expectations.

Replacement store information systems were selected in 2001 and early 2002. These new solutions will eliminate or automate non-selling activities such as time and attendance tracking, credit administration and store accounting. These in-store systems will be rolled out over three years at a cost of $12 million beginning in the second half of 2002. The store systems will be linked to "best practice" store locations. Three of these stores will be established in the third quarter of 2002 and will become training sites for existing and new store management teams. Our goal is to achieve more structured, consistent training and more streamlined work practices at the store level, coupled with more time dedicated to selling activities. Specific performance targets will be developed and reported on in future reports to investors.

"Focus on improving local assortments."



Alaska Performance Gap – Trading Profit Rates
as a percentage of revenue
12.0
9.0
6.0
3.0
0.0
10.7
3.0
11.3
4.7
10.7
6.0
10.8
6.0
11.3
5.9
1997
1998*
1999
2000
2001
Canada
Alaska

* before unusual item

Our second strategic goal is to close the performance gap between our stores in Alaska and those in Canada through:

- Acquisition and development of new store locations;
- Consolidation of "overcapacity" store locations;
- Focusing growth potential within our wholesale division;
- Adapting elements of our Canadian core business strategy.

Our Alaskan operations (Alaska Commercial Company or AC) stayed on course with these strategies in 2001. Two stores were consolidated through the closure of a smaller AC store and the acquisition of competitors' stores. One new market was entered through acquisition. AC's wholesale division suffered two large one-time losses as reported on page 14 of this MD&A but still managed to grow market share as it took advantage of the bankruptcy of a major competitor. These market expansion strategies all have potential to deliver more growth to AC in 2002.

Canada's in-store systems initiative is being developed in cooperation with AC and will be rolled out across both divisions at the same time. The two divisions have common in-store processes, something that will be maintained when the new systems are introduced, to maximize support cost efficiency.

Our third strategic goal is to test and invest in complementary growth ventures. Over the next five years these will be developed in a controlled way to ensure a foundation for longer term performance.

An important current strategy under this goal is the development of test franchises under a master franchise agreement with *Giant Tiger Stores Limited,* based in Ottawa, Ontario. This agreement gives the Company the exclusive right to test and open *Giant Tiger* stores in western Canada. The Company believes that *Giant Tiger's* junior discount store format can uniquely satisfy an underserved market need by appealing to low and fixed income shoppers as well as convenience-oriented consumers who cannot readily access larger discount stores located in suburban areas. The Company opened two *Giant Tiger* stores in 2001, one in Winnipeg and another in Thompson, Manitoba. Results to date have been very encouraging and a decision on whether to open more stores will be made by mid-2002.

2001 RESULTS – CONSOLIDATED

revenues up 6.8%



Revenue and Trading Profit
Revenue
$ in millions
Trading Profit
$800
$700
$600
$500
0
$80
$60
$40
$20
0
57.1
62.0
60.0
63.9
70.5
617
629
626
659
704
1997
1998*
1999
2000
2001
Revenue
Trading Profit

* before unusual item



Trading Profit & EBIT Rates
as a percentage of revenue
10.0
7.5
5.0
2.5
0.0
9.3
6.4
9.9
6.8
9.6
6.4
9.7
6.4
10.0
6.8
1997
1998*
1999
2000
2001
Trading Profit
EBIT

* before unusual item

NWF reported consolidated earnings of $29.0 million for 2001, or $1.95 per unit, compared to $28.1 million or $1.89 per unit last year. Sales and other revenue for the 52 weeks ending January 26, 2002 were $704.0 million, increasing 6.8% (4.4% on a same store basis) compared to $659.0 million last year. Canadian operations accounted for 75.6% of total revenue (76.3% last year) while Alaska Commercial Company contributed 24.4% (23.7% last year). Earnings before interest and income taxes (EBIT) increased by 13.0% to $47.8 million in 2001. Trading profit (EBITDA) increased by 10.4% to $70.5 million. Trading profit as a percentage of revenue has increased from 9.3% in 1997 to 10.0% in 2001.

Interest expense decreased by 20.7% during the year as lower short term interest rates reduced our average cost of borrowing from 7.17% to 5.76% in 2001. Average debt levels declined over the year from $184.5 million to $182.2 million. Our fourth quarter equity issue generated $19.7 million in net cash proceeds which was used to reduce debt in the short term. Debt at the end of January 2002 was $151.6 million compared to $175.8 million at the end of January 2001.

The effective income tax rate for 2001 was 22.3% of pre-tax earnings compared to 3.3% in 2000. Income taxes for Canadian operations increased to $6.2 million in 2001 from $5.0 million due to increased taxable income. Alaska Commercial Company incurred a tax expense of $2.1 million, or 42.0% of pre-tax earnings, compared to a tax recovery in 2000 of $4.0 million when previously unrecognized U.S. tax loss carryforwards and timing differences were recognized due to the continued improvement of Alaskan operations.

2001 RESULTS – CANADA

strong food sales drive same store growth


Canadian Total Revenue 2001
% for fiscal year 2001
65%
Food
30%
General
Merchandise
3%
Other
2%
Service
Charges

Canadian sales and other revenue of $532.3 million increased 5.9% (4.1% on a same store basis) or $29.6 million. Food sales accounted for 65% of total revenue. The balance was made up of general merchandise at 30%, "other" sales which are primarily retail fuel sales at 3%, and consumer credit revenue at 2%.

Excluding our *Giant Tiger* stores and non-core operations, food sales increased 6.4% (6.1% on a same store basis). This was in line with our expectations. We have focused on food as our most profitable growth opportunity and have allocated more selling space, improved fixturing and refrigeration, and more expertise to this business, while increasing our mix of lower priced food items. Sales increases were achieved across all major categories with the strongest performances in beverages, confections and frozen foods and the weakest increases in fast food services where we had difficulties with in-store execution.

General merchandise sales finished below plan with an increase of 0.6% over 2000 (down 0.1% on a same store basis). This was partially offset by a 4.1% increase in gross profit dollars as we made progress toward achieving better buying terms and we focused on more profitable items and product categories. Sales in the third quarter were particularly disappointing as we faced very warm weather conditions which hurt sales in cold weather categories like outerwear and snowmobiles. Hardlines sales were up 1.5%, led by home entertainment, furniture and housewares. Softlines sales were down 2.3% with men's wear the poorest performing area. Footwear and outerwear sales were the strongest areas in softlines, reporting a 3.2% sales increase. Sales from our Selections catalogue were up 7.2% to $40.3 million versus 2000.

Same store sales for the past three years show an improved trend overall, led by strong food sales.

On a regional basis, sales growth was strongest in Nunavut, Northwest Territories and northern Quebec. Stores in larger communities did well as a result of government spending and were less affected by warm weather conditions in more southern markets. Oil exploration related activities provided a boost to stores in the Mackenzie River delta and around the Beaufort Sea.


Same Store Sales by Quarter
percentage increase (decrease)
10.0
5.0
0.0
-5.0
-10.0
-1.4
0.1
0.5
3.6
3.0
2.4
4.7
3.2
3.9
-0.1
-6.7
2.5
-5.9
-8.5
-5.1
-4.3
-3.0
4.2
5.4
5.8
8.4
6.5
4.6
5.1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999
2000
2001
Food
General Merchandise

Sales per selling square foot were $693 for food ($684 in 2000) and $310 for general merchandise ($306 in 2000) reflecting our strong food sales performance and the shift in additional square footage to food from general merchandise during the year. Food selling square footage accounted for 46% of total selling space of Canadian operations compared to 45% in 2000.

Gross profit rates were 35.9% in 2001 compared to 34.9% in 2000. The rate improved as a result of higher margins from better buying, improved execution throughout the supply chain and selective mark-up improvements in general merchandise. Inventory turnover in our Northern and NorthMart stores decreased to 3.63 in 2001 from 3.76 turns in 2000 due to higher inventory levels early in the year which were required to improve in-stock positions in basics. Turnover for total Canadian operations, including goods in transit and distribution centres, dropped to 3.00 from 3.06 due to increased inventory levels in the stores and for catalogue operations.

Canadian operating expenses at 27.6% of sales in 2001 were slightly less than the 27.7% level in 2000. The expense rate decrease was due to lower occupancy costs and increased fees for services provided at the stores. Two non-recurring items had a favourable impact on the 2000 expense rate, including a gain of $765,000 earned from the sale of shares in a transportation company and a foreign exchange gain of $454,000 from the reduction of our net investment in Alaska Commercial Company.



Canadian EBIT & EBITDA Margins
as a percentage of revenue
12.0
10.0
8.0
6.0
4.0
2.0
0.0
7.6
10.7
7.9
11.3
7.1
10.7
7.2
10.8
7.7
11.3
1997
1998*
1999
2000
2001
EBIT
EBITDA

* before unusual item

EBIT from Canadian operations increased $5.0 million to $41.0 million or 7.7% of sales compared to $36.0 million or 7.2% of sales last year.

Capital expenditures in Canadian operations were $15.9 million in 2001 versus $16.5 million in 2000. Our reprofiling project, which was directed at refreshing store layouts by adding upgraded standardized fixtures and new refrigeration equipment, was completed in 26 stores during the year at a cost of $2.2 million, bringing the total stores reprofiled to 127. Investments totaling $8.6 million were made in renovations of existing stores, equipment replacement, support facilities and the replacement of one major store. Expenditures on information systems of $2.6 million were primarily directed at upgrading in-store processors and corporate hardware and the development and upgrading of our in-store and corporate merchandise information system.

One new Northern store was opened in Paulatuk, Northwest Territories and one store was closed in Leaf Rapids, Manitoba due to the closing of the local mine. The Quickstop in Oxford House, Manitoba was destroyed by fire in December and will be rebuilt within our existing retail store in that community. Our store in Red Sucker Lake, Manitoba was destroyed by fire in January 2002 and has been reopened in temporary facilities pending the building of a replacement store in a new complex being developed by the band in 2003. The Northern Rental Purchase store in Happy Valley, Labrador was closed as a rental business and will reopen as a furniture store as part of the existing NorthMart operation in that town. A competitor's store was acquired and consolidated with our existing operations in Fond du Lac, Saskatchewan. Major upgrades were made to stores in Arviat and Arctic Bay, both in Nunavut. *Giant Tiger* stores were opened in Thompson and Winnipeg, Manitoba.

"Our store reprofiling initiative will be completed in 2002."

The Diversified Business group consists of three Fur Marketing Branches, our Inuit Art Marketing Service and Crescent Multi Foods (CMF), which distributes fresh produce to customers primarily in Manitoba and Saskatchewan, including 53 Northern and NorthMart stores. Total sales for the group were $14.3 million compared to $16.7 million in 2000. The Fur Marketing Branches' sales were up due to stronger raw fur prices. Inuit Art Marketing Service had a difficult year as the economic slowdown in southern Canada affected tourism and corporate account spending. CMF sales were down due to the termination of an unprofitable contract with a major customer. The operating contribution of the Diversified Business group declined by $961,000 in 2001 but is expected to rebound in 2002 as the economy strengthens.


Canadian Return on Net Assets
$ in millions
$40
$30
$20
$10
0
20%
15%
10%
5%
0%
38.0
39.0
33.8
36.0
41.0
13.5
14.0
12.6
12.0
13.9
1997
1998*
1999
2000
2001
EBIT
RONA %
* before unusual item

In 2001, we opened two *Giant Tiger* junior discount stores under a test agreement with *Giant Tiger Stores Limited* of Ottawa. This is our first serious venture into southern, urban markets. We consider the convenience or junior discount store segment to be an opportunity in western Canada because it provides a smaller, more convenient alternative to suburban "big box" retail outlets. We believe that *Giant Tiger* is the "best in class" in this segment. We are encouraged with the results of our stores to date and expect to make a decision in mid 2002 on whether to open more stores. Under the terms of our agreement with *Giant Tiger*, if we agree to move forward, we will have an exclusive right to open *Giant Tiger* stores in western Canada.

At January 26, 2002, operational net assets employed were $272.8 million compared to $269.4 million at the previous year-end. The increase was mainly due to higher accounts receivable ($7.8 million), inventories ($7.1 million) and was offset by higher accounts payables and accrued expenses ($6.3 million).

While we are encouraged by the improvement in our return on net assets in 2001, we believe there is significant opportunity for even better performance. We have set a target of reducing our inventory investment by $12 million over the next two years. We expect to achieve this through alliances with other retailers, more rapid order and delivery cycles and the elimination of slow turning, low margin merchandise.

2001 RESULTS – ALASKA

strong store performance offset by special charge

Alaska Commercial Company (AC) performance was mixed in 2001. Sales were up 5.2% (5.9% on a same store basis) to $110.3 million for the year. (All dollar numbers in this section are in U.S. dollars, unless otherwise indicated.) Food sales, which accounted for 76.2% of total revenue (77.0% last year), increased 4.1% (4.9% on a same store basis). General merchandise sales were up 9.1% (8.7% on a same store basis). EBIT in 2001 increased to $4.4 million compared to $4.3 million in 2000. Trading profits (EBITDA) increased 4.4% to $6.6 million from $6.3 million. A strong improvement in results from AC stores was offset by a loss at AC's wholesale division, Frontier Expeditors, as a result of a large debt loss provision required for accounts receivable from a major U.S. retailer that filed for bankruptcy protection in January 2002 as well as errors found relating to improper accounting for tobacco taxes in prior periods. This required a one-time charge against EBIT of $1.3 million in the fourth quarter of 2001.


AC EBIT & EBITDA Margins
as a percentage of revenue
6.0
4.5
3.0
1.5
0.0
1.4
3.0
2.8
4.7
4.1
6.0
4.1
6.0
4.0
5.9
1997
1998
1999
2000
2001
EBIT
EBITDA

Sales growth from AC retail stores was ahead a healthy 7.2% in 2001. Market share gains were achieved in many communities as one competitor closed during the year and another sold two of its stores to AC. The tragedy of September 11 and a delay in the mailing of Permanent Fund Dividend cheques resulted in lower sales in the third quarter but much stronger sales in the fourth quarter, especially in general merchandise, as more customers chose not to fly, but to remain in their communities when they finally received their cheques in November. General merchandise sales were up 9.1% for the year, led by a transportation sales increase of 38.6% and home furnishings increase of 20.9%. This increase augmented our local market dominance in key general merchandise categories that have been discontinued or poorly executed by our local competition. Apparel sales were down 1.4%. Food sales in AC stores increased 6.8% (4.9% on a same store basis) led by frozen food which was up 10.8% and beverages which rose 10.3%.


AC Return on Net Assets
$ in millions
$5
$4
$3
$2
$1
0
15%
12%
9%
6%
3%
0%
1.2
2.6
4.1
4.3
4.4
2.7
5.6
8.8
8.9
8.5
1997 1998 1999 2000 2001
EBIT $
RONA %

Gross profit rates increased 1.6 percentage points to 33.4% due to better buying terms and a favourable shift in our product mix to higher margin products. AC's expense rate increased to 29.4% of sales from 27.7% largely due to the provisions required at Frontier Expeditors. Year-end inventories at $16.0 million were $1.8 million or 13.0% higher than in 2000 as a result of the increased food in our stores, food warehouse and tobacco inventories at Frontier Expeditors. Accounts receivable at $5.2 million were 10.7% higher than last year, due to strong big ticket sales, particularly in transportation.

Net capital expenditures in 2001 were $3.7 million compared to $1.7 million in 2000. Two competitors' stores in King Salmon and Aniak, Alaska were acquired in September 2001. The smaller AC store in Aniak was closed and operations were consolidated in the larger acquired store. A small store in Chignik was closed in August. Selling square feet increased to 248,000 from 240,000 in 2000.

At January 26, 2002, AC employed operational net assets of $50.0 million compared to $47.5 million at the previous year-end.

FINANCIAL HEALTH

our capital structure continues to strengthen

"We see an opportunity to reduce inventories."

The continued strengthening of our capital structure is reflected in the chart below. Over the past five years NWF's and NWC's debt to equity ratio has improved to 0.7:1 from 1.3:1 while annual payments to unitholders have increased. Equity has increased by 37% to $220 million from $160 million over the past five years while interest-bearing debt has been reduced by $49 million or 24%.

On a consolidated basis, NWF had $152 million in debt and $220 million in equity at the end of the year as the debt to equity ratio continued to improve to 0.7:1 at the end of 2001 versus 0.9:1 a year earlier. An equity issue of 1,435,000 units in December 2001 generated net cash proceeds of $19.7 million after expenses, significantly strengthening the balance sheet of the consolidated operations.


Capital Structure
$ in millions
250
200
150
100
50
0
2.50
2.00
1.50
1.00
0.50
0.00
201
160
1.3
174
164
1.1
171
170
1.0
176
191
0.9
152
220
0.7
1997
1998
1999
2000
2001
Debt
Equity
Debt:Equity

Cash flow from operations in 2001 of $55.8 million increased by $8.0 million or 16.7% over 2000. Inventories increased by $11.4 million or 9.3% over 2000. We believe there is a major opportunity to reduce inventories by strengthening relationships with alliance business partners and through better inventory management in our supply chain. We expect this will be a source of cash in 2002. Accounts receivable balances increased 15.8% due to strong big ticket sales on extended payment programs and an increase in band receivables. Individual customer accounts receivable balances were up due to our strategy of encouraging customers to switch from non-interest bearing monthly charge accounts that required payment in full, to more flexible interest-bearing revolving accounts that allow the customer the flexibility to make payments in full or to pay any amount above a monthly minimum. While bad debt write-offs have increased as a result of this shift, the service charges earned have more than offset the losses.


Return on Net Assets and Equity
%
16.0
12.0
8.0
4.0
0
11.4
13.9
12.1
17.6
11.6
16.8
11.5
15.2
12.7
14.9
1997
1998*
1999
2000
2001
RONA
ROE
* before unusual item

In addition to the $112.0 million in secured bonds outstanding, NWC has $106.0 million in secured operating lines of credit with banks in Canada and the United States, of which $26.0 million was drawn at the end of the year compared to $50.0 million at the end of fiscal 2000.

Book value per unit at the end of the year was $13.61, an increase of $0.61 or 4.7% from the year earlier's value of $13.00. Book equity was favourably affected by the equity issue, which added $19.7 million to equity, and the reinvestment of $7.6 million in earnings after paying distributions of $21.4 million.

The number of units outstanding at January 26, 2002 was 16,126,000; an increase of 1,435,000 units from January 27, 2001 due to the equity issue. The average number of units outstanding during 2001 was 14,896,000 compared to 14,874,746 in 2000.

NWF's return on average net assets (RONA) was 12.7% in 2001 compared to 11.5% in 2000. Return on equity (ROE) of NWF was 14.9% in 2001 versus 15.2% in 2000.

Total capital expenditures in 2001 were $19.9 million compared to $18.3 million in 2000. Net capital spending on Canadian and Alaskan operations, respectively, amounted to $15.5 million and $4.4 million.

Interest expense of $10.5 million was 20.7% less than in 2000 due to reduced average debt levels and lower interest rates during 2001. The average debt outstanding during the year was $182.2 million, 1.2% less than in 2000. The average cost of debt decreased to 5.76% from 7.18% in 2000. Consolidated debt at the end of January 2002 was $151.6 million, which was $24.2 million or 13.8% lower than a year earlier. Net assets employed increased by $4.3 million, or 1.2%, to $371.1 million. All debt at the end of the year was effectively floating as a result of swap transactions.

The coverage ratio of EBIT to interest improved significantly to 4.55 times compared to 3.20 times last year.

"Interest coverage ratio continues to improve."

Fiscal Year	1997	1998*	1999	2000	2001
Coverage ratio	3.22	3.12	3.40	3.20	**4.55**
EBIT ($ in millions)	39.6	42.8	39.8	42.3	**47.8**
Interest ($ in millions)	12.3	13.7	11.7	13.2	**10.5**

* before unusual item

NWF recorded a provision for income taxes in 2001 of $8.3 million compared to $961,000 in 2000 for an effective rate of 22.3% in 2001 compared to 3.3% in 2000. The increase in the effective rate was mainly due to two factors. First, AC received a tax credit in 2000 when previously unrecognized U.S. income tax losses carried forward and timing differences were utilized. This resulted in an income tax recovery of $4.0 million. Second, in 2001, the tax savings generated from interest paid by NWC to NWF was relatively flat as the amount of the subordinated notes remained unchanged at $175.0 million. The increase in pre-tax earnings therefore was not sheltered and was subject to tax at the normal rate. A new note of $30.0 million issued December 31, 2001 will provide shelter for an additional $3.9 million in NWC pre-tax earnings in 2002 but had little impact on 2001. The income taxes paid in cash were $1,184,000 in 2001 compared to $1,062,000 in 2000.

"Income taxes payable reduced by loss carryforwards."

Future income taxes on the balance sheet of $17.5 million were reduced by $4.4 million or 20% from the $21.9 million reported a year ago. Future income taxes represent the tax benefit of non-capital loss carryforwards, tax values of capital assets in excess of accounting values and other temporary differences and allowances. Loss carryforwards amounts of $13.5 million ($26.0 million a year earlier) are available until 2005 for Canadian operations. Loss carryforwards for U.S. operations of $2.3 million (U.S.) from 2000 were used in 2001 and there are no loss carryforwards remaining for AC.

Management is confident that substantially all of these assets will be realized in the near future.

The Canada Customs Revenue Agency has been conducting an audit on the years 1996 to 1999. The audit has not been completed, however management has made provisions for items that will likely be reassessed and has included this in its taxes payable.

A more detailed explanation of the income tax provision and future tax assets is provided in note 9 of the notes to the financial statements.

RISKS TO PERFORMANCE IN 2002

business environment remains relatively stable

NWC is exposed to a number of risks in the normal course of its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Competition

We have a leading market position in the vast majority of communities that we serve. Sustaining and growing this position depends on our ability to be more consistently in-stock on a broader range of everyday products and services compared to our local competitors. To this end, we actively monitor competitive activity and take necessary steps to protect and grow our market share in each individual community and region. Outshopping competition from regional centres is significant but stable, with key markets fully developed with major retail food and discount merchandise chains. Competition in these markets is continuously assessed to ensure that our pricing, product mix and service levels attract profitable local spending, through our stores and catalogue.

Community Relations

About 60% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non-Aboriginal owned businesses or which have enacted policies and regulations in support of Aboriginal owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at our Board level and direct investment in the North West Company Fund by Aboriginal owned entities.

Consumer Income

Our largest customer group derives most of its income directly or indirectly from government transfer payments. These payments are in the form of social assistance, child benefits and old age security. We consider these sources to be stable and independent of economic cycles within the broader North American economy. A major source of employment income is generated from local government and from spending on infrastructure projects. This includes new housing, schools, health care facilities, roads and sewers. Local government employment levels will fluctuate within a year depending on a community's fiscal health, especially near the end of a budget year. Project spending by community varies and corresponds to the northern spending allocations from federal governments in Canada and the U.S., the state of Alaska, and the Canadian territories of Nunavut and the Northwest Territories. The infrastructure needs of the North are immense and we expect to see spending to continue in 2002 at levels similar to the past several years.

In 2002, postal subsidies to support the shipment of goods by air freight to rural Alaska will be reduced. This will result in higher freight rates for all shippers, including major users like our subsidiary, Alaska Commercial Company. To the extent that these increases result in higher retail prices, consumer spending, especially on discretionary items, will be adversely affected.

"The expected benefits are more time spent on selling instead of administration, more rewarding and balanced work at the store level and profitable sales growth."

Alliance Initiative

Under this initiative, we are "outsourcing" major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. Each alliance we enter into requires that we connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are all risks of this initiative.

Store Selling Capability Initiative

This involves changing the work in our stores so that we can be better at selling. Most of this initiative will take place over the next four years starting in 2002. The expected benefits are more time spent on selling instead of administration, more rewarding and balanced work at the store level and profitable sales growth. We are using best practice stores and new in-store systems technology to achieve our goal. The payback from this initiative will depend on our ability to efficiently train our people to use effective new practices within a reasonable time period.

Debt Refinancing

NWC's bonds of $112 million mature on August 28, 2002. In addition, NWC's operating lines of credit are renewed annually. The Fund and Company have strengthened the balance sheet over the last five years and our financial advisors have indicated that we should be able to refinance our long term debt at attractive rates, however, there can be no assurance that NWC will be able to refinance such borrowings on favourable terms or at all.

Interest Rate and Currency Fluctuations

NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, all of NWC's $112 million bonds were effectively converted from fixed interest rate debt to floating interest rate debt and $42.8 million of NWC's bonds were effectively converted from Canadian dollar to U.S. dollar obligations. Increases in interest rates or increases in the value of the U.S. dollar in relation to the Canadian dollar would increase NWC's borrowing costs. Interest rate and exchange rate fluctuations are beyond NWC's control and there can be no assurance that such fluctuations will not have a material adverse effect on NWC's business, financial condition and results of operations.

2002 OUTLOOK

we expect continued improvement in results

"We believe that we will sustain our revenue and earnings growth in 2002."

We believe that we will sustain our revenue and earnings growth in 2002. In Canada we expect this growth to be driven by continued above-average increases in same store food sales and by a modest improvement in our general merchandise business. Our Alaskan operations are expected to show a significant profit gain as they recover from unusual losses in our wholesale division in 2001. Our working capital position is also expected to improve as we reduce average inventory investment through our alliance initiative and other supply chain efficiencies. Overall, we expect margin rates to be in line with our 2001 performance in Canada, and higher in Alaska.

In 2002, we expect to reinvest $22 million in our business. Our typical annual investment will be made in replacement and expanded stores, fixtures and equipment. A three-year $12 million investment in new in-store information systems will start in 2002. If we decide to move forward with our *Giant Tiger* store venture, we will invest up to $2.0 million on new locations. Our capital spending projections do not include any potential investments in complementary acquisitions. If one or more occurs, they would likely be in the $10 million range.

Funding sources for our growth will largely be internally generated funds. Our recent equity issue and scheduled debt refinancing in 2002 are also sources of capital.

The effective tax rate is expected to be 20.4% in 2002 compared to 22.3% in 2001.

NORTH WEST COMPANY FUND
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the trustees of North West Company Fund (the "Fund") to be used at the Annual and Special Meeting (the "Meeting") of the holders (the "Unitholders") of Trust Units (the "Units") of the Fund to be held at the time and place and for the purposes stated in the Notice of Annual and Special Meeting of Unitholders accompanying this Information Circular. The Meeting will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, May 30, 2002 at 11:30 a.m. (Winnipeg time). Information given herein is given as of April 19, 2002, except where otherwise indicated. The solicitation will be primarily by mail, but proxies may also be solicited by employees of The North West Company Inc. (the "Company"), a wholly-owned subsidiary of the Fund, or by CIBC Mellon Trust Company, its transfer agent. The cost of solicitation by trustees of the Fund will be borne by the Fund.

The Fund, through CIBC Mellon Trust Company, has distributed copies of the Notice of Annual and Special Meeting of Unitholders, Information Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively, "intermediaries") for onward distribution to Unitholders whose Units are held by or in the custody of such intermediaries ("non-registered Unitholders"). Such intermediaries are required to forward the documents to non-registered Unitholders unless such Unitholders have waived the right to receive the material.

The solicitation of proxies from non-registered Unitholders will be carried out by intermediaries, the Fund or CIBC Mellon Trust Company, if the names and addresses of non-registered Unitholders are provided by such intermediaries.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

Unitholders who do not hold their Units in their own name (referred to herein as "Beneficial Unitholders") are advised that only proxies from Unitholders of record can be recognized and voted upon at the Meeting. Non-registered Unitholders who wish to file proxies should follow the directions of their intermediaries with respect to the procedure to be followed. Generally, non-registered Unitholders will either:

A. be provided with a request for voting instructions. The intermediary is required to send to CIBC Mellon Trust Company an executed form of proxy completed in accordance with any voting instructions received by it; or

B. be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered Unitholder may complete the proxy and return it directly to CIBC Mellon Trust Company (see "Appointment and Revocation of Proxies").

All references to Unitholders in this Circular and the accompanying Notice of Meeting are to Unitholders of record unless specifically stated otherwise.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the trustees of the Fund.

As indicated on the form of proxy, Unitholders desiring to appoint some other person (who need not be a Unitholder) to represent them at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy, returning the completed proxy in the envelope provided, or delivering it to the attention of the trustees of the Fund at the address set forth below.

A registered Unitholder giving a proxy may revoke the proxy by instrument in writing executed by the registered

Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Fund, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or in either case with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

A non-registered Unitholder may revoke voting instructions or a waiver of the right to receive documents and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instructions or of a waiver of the right to receive documents and to vote that is not received by the intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The person named in the enclosed form of proxy will vote the Units in respect of which he/she is appointed in accordance with the direction of the Unitholder appointing him/her. In the absence of such direction, such Units will be voted in favour of each of the matters referred to in the Notice of Annual and Special Meeting of Unitholders. **The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Unitholders, and with respect to other matters which may properly come before the Meeting.** As at the date of this Information Circular, the trustees of the Fund know of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Unitholders.

VOTING UNITS, RECORD DATE AND PRINCIPAL HOLDERS THEREOF

The issued and outstanding capital of the Fund as at April 19, 2002, consists of 16,126,000 Units to which are attached voting rights.

At all meetings of the Unitholders, each Unitholder is entitled to one vote for each Unit registered in his/her name on the books of the Fund. Every question coming before the Meeting shall, unless otherwise required by law or otherwise, be determined by the majority of votes duly cast on the question.

Unitholders of record as of April 19, 2002 shall be entitled to vote at the Meeting.

As at April 19, 2002, to the knowledge of the trustees of the Fund, no person or corporation beneficially owns or exercises control or direction over more than 10% of the Fund's outstanding Units.

THE FUND

The Fund is an open-ended mutual fund trust governed by the laws of the Province of Manitoba and created pursuant to a Declaration of Trust dated as of January 31, 1997 (the "Declaration of Trust"). The Fund is administered by a board of trustees. The principal and head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1.

The Fund is a limited-purpose trust and is restricted to:

(a) investing in such securities as may be approved from time to time by the trustees and the board of directors of the Company (the "Board");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making

distributions to Unitholders; and

(d) undertaking such other business and activities as shall be approved by the trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act.

ELECTION OF TRUSTEES OF THE FUND

The Declaration of Trust provides for a board of trustees consisting of a minimum of three trustees and a maximum of seven trustees. The information given herein with respect to each of the trustees is based upon information furnished to the Fund by each trustee.

The number of trustees to be elected at the Meeting is three, who will hold office until the next Annual Meeting of the Fund unless any such person ceases to be a trustee before then.

The following table states the names of all the persons who are currently trustees and who are proposed to be nominated for election to continue as trustees, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment and the approximate number of Units of the Fund beneficially owned or subject to control or direction by each of them.

The persons named in the enclosed form of proxy intend to vote for the re-election of the following nominees as trustees unless Unitholders specify in such proxy that their Units are to be withheld from voting in the election of trustees or voted otherwise.

Name and Principal Occupation	Municipality of Residence	Trustee Since	Units Beneficially Owned or Subject to Control or Direction
Kevin R. Bolt Partner, Aikins, MacAulay & Thorvaldson	Winnipeg, Manitoba	1997	950
David G. Broadhurst President, Poynton Investments Limited	Toronto, Ontario	1997	3,000
Ian Sutherland Chairman, The North West Company Inc.	Oro Medonte, Ontario	1997	477,953

Record Of Meeting Attendance by Trustees
(For the 12 months ended January 26, 2002)

TRUSTEE MEMBER	TRUSTEE COMMITTEE MEETINGS (4)	AUDIT COMMITTEE MEETINGS (2)
Kevin Bolt	4	1
David Broadhurst	4	2
Ian Sutherland	4	2

REMUNERATION OF TRUSTEES

Trustees are entitled to a quarterly fee of $3,000, a fee of $1,000 per meeting and a fee of $800 per Audit Committee Meeting. Trustees are also reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the trustees or any committee thereof or in connection with their services as trustees. The trustees met four times during the financial year of the Fund ended January 26, 2002. Total trustees' fees for the financial year of the Fund ended January 26, 2002 were $55,400.

ELECTION OF DIRECTORS OF THE COMPANY

The Company is a wholly owned subsidiary of the Fund. Pursuant to the Declaration of Trust, a resolution of the

Unitholders binds the trustees with respect to the election of the Board of the Company (the "Directors").

The articles of the Company provide for a Board consisting of a minimum of eight directors and a maximum of fifteen directors. The number of directors presently in office is twelve. The information given herein with respect to each of the directors is based upon information furnished to the Company by each Director.

The number of directors to be elected at the Meeting is ten, who will hold office until the next Annual Meeting of the Fund unless any such person ceases to be a director before then.

The following table states the names of all the persons proposed to be nominated for election as directors, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment, the committees of the Board on which they sit, their municipality of residence, the year in which they became directors and the approximate number of Units of the Fund beneficially owned or subject to control or direction by each of them.

The persons named in the enclosed form of proxy intend to direct the trustees to vote for the election of the nominees as directors, unless Unitholders specify in such proxy that their Units are to be withheld from voting in the election of directors or voted otherwise.

Name and Principal Occupation	**Committees** **Executive (1)** **Governance (2)** **Audit (3)** **HR & Comp (4)** **Pension (5)**	**Municipality of Residence**	**Director Since**	**Units Beneficially Owned or Subject to Control or Direction**
Donald A. Beaumont, President Beaumont & Associates	1,3,4	Don Mills, Ontario	1996	3,150
Frank Coleman President & Chief Executive Officer Coleman Group of Companies	3,4	Corner Brook, Newfoundland	1999	111,400
Nellie Cournoyea Chairperson and CEO Inuvialuit Regional Corporation	2,5	Inuvik, Northwest Territories	1996	450
Edward S. Kennedy, President and Chief Executive Officer, The North West Company Inc.	-	Winnipeg, Manitoba	1996	93,088
Gary J. Lukassen, Corporate Director	1,3,4	Mississauga, Ontario	1987	3,750
Keith Martell, Chairman First Nations Bank of Canada	3,4	Saskatoon, Saskatchewan	2000	2,000
Stanley McKay, Co-Director, Dr. Jessie Saulteaux Resource Centre	4, 5	Gladstone, Manitoba	1994	450
James G. Oborne, Chairman, Westgate Capital Management Corporation	1,2,5	Winnipeg, Manitoba	1987	55,000
T. Iain Ronald, Corporate Director	1,2,5	Toronto, Ontario	1987	21,540
Ian Sutherland, Chairman, The North West Company Inc.	1,5	Oro Medonte, Ontario	1978	477,953

All of the above-named nominees have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

On December 19, 2000, Keith Martell, Chairman, First Nations Bank of Canada, became a Director of the

Company. From March 1995 to June 1998, he was the Executive Director of Finance for the Federation of Saskatchewan Indian Nations.

Gary J. Lukassen retired as Executive Vice-President and Chief Financial Officer, Hudson's Bay Company in March 2001.

Ian Sutherland was President of MCAP Inc. from September 1998 to August 2000.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of the trustees will be voted for another nominee at the discretion of the trustees unless the Unitholder has specified in the proxy that the Units are to be withheld from voting in the election of directors or voted otherwise.

Record of Meeting Attendance by Directors
(For the 12 months ended January 26, 2002)

The following table summarizes attendance at the Company's Board and committee meetings for 2001. Committee membership is subject to change on an annual basis after the annual general meeting. A member of a committee in the last half of the year may not have been a member of that committee in the first half of the year. Directors often attend additional committee meetings on an ex officio basis.

BOARD MEMBER	BOARD (6)	EXECUTIVE (3)	GOVERNANCE (1)	AUDIT (2)	HR & COMP (3)	PENSION(3)
Lloyd Barber	5	-	1	1	-	-
Don Beaumont	6	3	-	2	3	-
Frank Coleman	6	-	-	1	1	-
Nellie Cournoyea	4	-	1	-	-	2
Raymond Doré	5	-	0	0	-	-
Edward Kennedy	6	3	1	2	3	3
Gary Lukassen	6	3	-	2	3	-
Keith Martell	5	-	-	1	2	-
Stanley McKay	6	-	-	-	3	3
James Oborne	6	3	1	-	-	3
T. Iain Ronald	6	3	1	-	-	2
Ian Sutherland	6	3	-	-	-	3

0 = a member of the committee who was absent.
- = not a member of that committee

Remuneration of Directors

Directors who are not employees of the Company are entitled to a quarterly fee of $3,000, a fee of $1,000 per meeting of the Board attended, a fee of $800 per committee meeting attended and a quarterly fee of $500 for the chair of each Board committee. Total directors' fees for the financial year of the Company ended January 26, 2002, amounted to $315,400.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO") and the Company's four highest paid executive officers (the "Named Executive Officers") for services rendered in all capacities with respect to the three most recently completed financial years of the Company.

"LTIP" or "long term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference

to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities or any other measure, but does not include option or UAR plans or plans for compensation through restricted Units.

"UAR" or "Unit appreciation right" means a right, granted by the Fund or the Company as compensation for services rendered or otherwise in connection with officer or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities.

		Annual Compensation			Long Term Compensation Awards		Payouts	
Name/ Principal Position	Financial Year	Salary (Cdn $)	Bonus (Cdn $) (1)	Other Annual Comp. (Cdn $) (2)	Securities Under Options/UARs Granted (#)	Restricted Units	LTIP Payouts	All Other Compensati on (Cdn $) (3)
Edward S. Kennedy President & CEO	2001 2000 1999	389,904 355,769 327,404	235,200 213,150 62,248	84,837 80,092 72,803	0 0 0	0 0 0	0 0 0	758 673 547
Gary V. Eggertson VP, Chief Financial Officer & Secretary	2001 2000 1999	197,308 186,500 172,962	78,400 74,480 24,975	42,893 41,503 37,072	0 0 0	0 0 0	0 0 0	252 347 278
Scott F. Findlay* Vice President, Food Marketing	2001 2000 1999	174,969 168,654 79,327	77,792 34,000 43,744	38,596 39,121 15,842	0 0 60,000	0 0 0	0 0 0	12,735 13,067 18,459
Carl A. McKay Vice President, Sales & Operations (Traders)	2001 2000 1999	174,969 162,798 154,404	77,792 34,000 28,318	38,005 35,923 32,854	0 0 0	0 0 0	0 0 0	223 1,733 9,524
James B. Mitchell* Vice President, General Merchandise Marketing	2001 2000 1999	169,823 163,654 55,385	75,504 33,000 34,133	36,326 36,533 9,692	0 0 60,000	0 0 0	0 0 0	257 306 16,000

(1) The bonus plan was based on achieving Canadian EBIT [earnings before interest & taxes] +/- cost of capital adjustment. For those Officers supporting Alaska, 80% is based on achieving Canadian EBIT +/- cost of capital adjustment, 20% based on achieving planned performance for Alaskan EBIT.

(2) Includes the value of the interest subsidy paid to officers on loans incurred to purchase units, and the amount paid to officers under the flexible spending plan. The Company has a management ownership plan under which it pays, on behalf of certain eligible management employees (including the Named Executive Officers), interest costs over 2% per annum on certain loans incurred to purchase Units. The aggregate interest subsidy paid under these plans to Named Executive Officers for the financial year of the Company ended January 26, 2002, was $47,008.

(3) Includes the value of insurance premiums paid by the Company with respect to term life insurance for the officers, contributions made by the Company to the officers' defined contribution pension plan (a similar amount is incurred for officers in the defined benefit plan however, under securities law, these costs are not required to be shown), relocation allowance provided upon move to Winnipeg, and any other miscellaneous payments

* Appointed Officers of the Company in 1999

For the financial year ended January 26, 2002, the Company provided to all its officers a total of $2,497,888 in Salaries, $990,782 in Bonuses, $374,204 in Other Annual Compensation and $15,025 in All Other Compensation.

Long Term Incentive Plan Awards

There were no LTIP awards made to any of the Named Executive Officers during the financial year of the Company ended January 26, 2002.

Unit Options and UAR Grants in Last Financial Year

There were no individual grants of Unit Options or UARs to any of the Named Executive Officers during the financial year of the Company ended January 26, 2002.

Aggregated UAR Exercises in the Year & Year-End Values

The following table sets forth information regarding the exercise of UARs by the Named Executive Officers during the financial year of the Company ended January 26, 2002, and UARs held by the Named Executive Officers at January 26, 2002.

Name	Value Acquired on Exercise (#)	Value Realized ($) (1) (2)	Unexercised UARs at Financial Year-End (#) (2)		Value of Unexercised In-The-Money UARS at Financial Year-End ($) (1) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward S. Kennedy		126,938	57,390	33,860	214,620	106,505
Gary V. Eggertson		159,619	1,175	8,797	2,291	26,198
Scott F. Findlay		0	16,000	24,000	48,000	72,000
Carl A. McKay		0	24,760	15,240	74,888	45,872
James B. Mitchell		35,200	0	24,000	0	72,000

(1) Market value of underlying securities at exercise date, minus the exercise or base price.
(2) Includes both non-contingent and contingent UARs.

Option and UAR Repricings

The Company's policy is not to reprice long term incentives such as UARs and options. Accordingly, there were no option or UAR repricings done by the Company in the most recent fiscal year.

Pension Plan Table

The following table shows the estimated annual benefits payable upon retirement of the Canadian officers of the Company under the Company's Pension Plan.

	Years of Service			
Remuneration	10	15	20	25
($)	($)	($)	($)	($)
125,000	21,250	31,875	42,500	53,125
150,000	25,500	38,250	51,000	63,750
175,000	29,750	44,625	59,500	74,375
200,000	34,000	51,000	68,000	85,000
225,000	38,250	57,375	76,500	95,625
250,000	42,500	63,750	85,000	106,250
300,000	51,000	76,500	102,000	127,500
350,000	59,500	89,250	119,000	148,750
400,000	68,000	102,000	136,000	170,000
450,000	76,500	114,750	153,000	191,250

The previous table reflects the annual benefits payable, under the non-contributory defined benefit pension plan, to officers of the Company at age 60 for the various earnings/service combinations shown. The benefit is not reduced

for early retirement at age 60 if the member has 10 years of service as an officer of the Company. The benefits do not include payments from the Canada/Quebec Pension Plan or Old Age Security.

The annual benefit payable is based on 1.7% per year of service of the average of the officer's final three years of remuneration. Remuneration includes base earnings plus bonuses. Upon death, reduced payments continue to the spouse, if applicable. Officers may elect to contribute to the plan to provide for enhanced ancillary benefits.

This table reflects the benefits payable for service as an officer. Various lower benefit formulas apply for service prior to appointment as an officer.

Officers may elect to accumulate their benefits through an alternative defined contribution arrangement. The benefits under this option will be based on the balance accumulated in their defined contribution account.

As of January 26, 2002, Edward Kennedy had 12 years total credited service and 11 years credited service as an officer, Gary Eggertson had 29 years total credited service and 14 years credited service as an officer, Carl McKay had 29 years total credited service and 3 years credited service as an officer, Scott Findlay, and James Mitchell each had 2 years total credited service and 2 years credited service as an officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, Gary Eggertson is subject to an Executive Employment Agreement which outlines the basic terms and conditions of his employment with the Company. This agreement provides for, among other things, a severance payment equal to 24 months of base salary (at the then current rate) in the event that his employment is terminated by the Company for any reason other than just cause.

Human Resources and Compensation Committee

For the composition of the Compensation Committee, please see the following section and the section entitled "Corporate Governance – Board Committees".

Report on Executive Compensation

The Human Resources and Compensation Committee is responsible for reviewing and advising on policies and programs for attracting, retaining, developing and motivating employees of the Company. This committee also has the specific mandate to annually review officer compensation and make recommendations as necessary to the Board, which has the final approval in all areas of officer compensation.

In carrying out its mandate, the committee assesses the performance of the CEO on an annual basis against previously established performance objectives. It also reviews the yearly performance recommendations submitted by the CEO for the other officers of the Company.

The Committee typically meets three times a year and is composed of "unrelated" directors. The CEO and the Vice-President of Human Resources attend meetings of the committee but are not present for discussions of their own remuneration.

The guiding philosophy of the officer compensation program is "pay-for-performance" which means a tight linkage between investor goals and officer compensation rewards. The total compensation program for officers is composed primarily of three components, namely a base salary, an annual incentive plan and a long-term incentive program. The latter two variable compensation programs are designed to put a significant amount of officer remuneration at risk by being highly dependent upon increases in Company profitability and Unitholder value. The Company's financial target is aimed at the top quartile returns found within the Canadian retail industry, and when achieved, the total compensation paid to officers will be targeted at the 75th percentile of market.

Base salaries are targeted at the 50th percentile of market as measured against the appropriate external comparator group. These salaries are reviewed and adjusted periodically against current survey data. Individual salaries are set at an appropriate level based on the officer's experience and proven, or expected, level of performance. Officers would normally be expected to reach the 50th percentile of market within three years.

The second component of total compensation, the annual incentive bonus, is intended to reward officers for the achievement of specific predetermined, yearly financial objectives. In 2001, the annual incentive program was based 100% on achieving Canadian EBIT +/-cost of capital adjustment. For those Officers with responsibilities in Alaska, 20% of their annual incentive bonus was based on achieving Alaskan EBIT.

The final compensation component of the officer compensation program is the long term incentive program which is intended to reinforce the officers' commitment to the sustained enhancement of both profitability and Unitholder value. This objective is achieved through the award of Unit Appreciation Rights ("UARs"), granted at the discretion of the Board, and the Management Ownership Plan, which provides low interest loans to officers equivalent to 1.5 times base salary to purchase NWC Units. The Company is currently looking at new ways to focus efforts of officers on long-term interests of the Company and its Unitholders by aligning long-term compensation with Unitholder value.

In arriving at its recommendations, this committee has access to compensation information from the retail industry and other employers with whom the Company may compete for resources. In 2001 an external consultant worked with the HR & Compensation Committee to undertake a detailed competitive analysis of Total Cash Compensation for officers as part of the development of the long term incentive program. This committee also appreciates the importance of qualitative factors in assessing officer performance such as demonstrated leadership abilities, risk-taking and the management of major projects and initiatives seen to be of importance to the Company.

Submitted by the Human Resources and Compensation Committee of the Board:

Donald A. Beaumont, Chair
Frank Coleman
Gary J. Lukassen
Keith Martell
Stanley McKay

Performance Graph

Set out below is a comparison of the cumulative total return between the Fund/Company (1), the Toronto Stock Exchange ("TSE") 300 Index and the merchandising sub-index of the TSE from January 31, 1997 to January 31, 2002.



Relative Total Return Performance
%
250
225
200
175
150
125
100
75
50
25
0
31-Jan-97
31-Jan-98
31-Jan-99
31-Jan-00
31-Jan-01
31-Jan-02
100
132
157
134
165
241
100
112
114
146
162
135
100
116
117
99
119
145
NWF.UN
TSE 300
Merch. Index

	JAN. 97	JAN. 98	JAN. 99	JAN. 00	JAN. 01	Jan. 02
The Fund/Company (1)	100	132	157	134	165	241
TSE 300	100	112	114	146	162	135
Merchandising Sub-Index	100	116	117	99	119	145

(1) Effective March 27, 1997, the shares of the Company listed on the TSE were effectively exchanged for Units of the Fund.

Notes: Assumes $100 invested at the end of January, 1997, in the Company, the TSE's 300 Index and Merchandising sub-index. Company dividends/Fund distributions are reinvested on the ex-dividend/distribution date. The Index already incorporates dividend/distribution reinvestment.

INDEBTEDNESS OF TRUSTEES, DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Neither the trustees, nor any of the directors or officers of the Company, nor any associate or affiliate of any of them, is or was indebted, directly or indirectly, to the Fund or the Company at any time since January 27, 2001, the beginning of the financial year of the Company and the Fund.

INTEREST OF TRUSTEES, DIRECTORS, OFFICERS AND OTHERS IN MATERIAL TRANSACTIONS

The trustees are not aware of any material interest, direct or indirect, of any trustee of the Fund or director or officer of the Company or any proposed nominee for election as a trustee or as a director of the Company, or any associate or affiliate of any such person in any transaction since January 27, 2001, the beginning of the financial year of the Company and the Fund, which has materially affected or will materially affect the Fund or the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The trustees are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any trustee of the Fund, director or senior officer of the Company, anyone who has held office as such at any time since the beginning of the financial year of the Company and the Fund beginning January 27, 2001, any proposed nominee for election as the trustee of the Fund or director of the Company, or their respective associates or affiliates, in any matter to be acted on at the Meeting except as disclosed herein.

MANAGEMENT CONTRACTS

The management functions of the Fund and of the Company are not performed to any substantial degree by a person or company other than the trustees and senior officers of the Fund or the directors and senior officers of the Company.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Declaration of Trust provides that the Unitholders shall appoint the auditors of the Fund at each Annual Meeting of the Fund.

The auditors of the Fund and of the Company are PricewaterhouseCoopers, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers, Winnipeg, as auditors of the Fund and the Company and to authorize the trustees to fix the remuneration of such auditors. PricewaterhouseCoopers were first appointed as auditors of the Company on June 10, 1987, and as auditors of the Fund as of January 31, 1997.

CORPORATE GOVERNANCE

The TSE requires every listed company to disclose on an annual basis its approach to corporate governance with respect to guidelines set out in Part IV of the TSE Company Manual (the "Guidelines"). Although the Company itself is no longer a listed company, the Board is aware of its responsibility for corporate governance matters. Accordingly, the Company has a system of corporate governance, as summarized below, which is substantially in compliance, as set forth below, with the Guidelines.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company. In fulfilling its mandate, the Board is responsible for, among other things:

- the adoption of a strategic planning process;
- identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;
- succession planning, which includes appointing, training and monitoring senior management;
- ensuring that an effective Unitholder and investor relations communications program is in place;
- the integrity of internal controls and management information systems
- the review and evaluation of operations, results and action plans, and the assessment of the performance of chief executive officer.

There were four regularly scheduled meetings of the Board, two conference call meetings and one special meeting to approve the issuance of additional Units by the Fund during the financial year of the Company ended January 26, 2002. The frequency of meetings depends upon the state of the Company's affairs and the opportunities or risks which the Company faces.

Composition of the Board

The Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated" directors. The Guidelines define an "unrelated" director as a director who is independent of management and is free from any interest and any business or other relationship which could materially interfere, or could reasonably be perceived to interfere, with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from holding securities.

The directors have examined the relevant definitions in the Guidelines and have individually considered their respective interests and relationships in and with the Company. As a consequence, the Board has determined that of its twelve directors that served in 2001, eleven are "unrelated" directors and one, Edward Kennedy, is a "related" director. Messrs. Sutherland and Kennedy are each "inside" directors (defined by the Guidelines as directors who are officers and/or employees of the Company or any of its affiliates). Mr. Sutherland is a non-executive Chairman of the Board and as such is considered an "unrelated" director appointed by the Board. The Board considers its size to be appropriate at the current time.

Significant Shareholder

The Guidelines also recommend that in circumstances where a corporation has a "significant" shareholder (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in, or relationships with, either the corporation or the "significant" shareholder and which fairly reflects the investment in the corporation by shareholders other than the "significant" shareholder. Although the Fund would be considered a "significant" shareholder, the Declaration of Trust provides the Unitholders with the right to bind the trustees with respect to the election of the directors and the Fund does not have a "significant" Unitholder.

Board Committees

The Board has the following five committees: Executive, Corporate Governance & Nominating, Audit, Human Resources & Compensation, and Pension. Each committee is wholly comprised of "unrelated" Directors.

Each year, Directors are appointed to Board committees, by the Board, at a meeting following the Annual Meeting of Unitholders.

The mandate of each committee is outlined below.

Executive Committee

The Executive Committee's mandate includes the review of corporate strategy, the analysis of major transactions and such other duties as are delegated by the Board.

This committee met three times during the financial year of the Company ended January 26, 2002, and is presently composed of the following Directors: Ian Sutherland, Committee Chair; Donald Beaumont, Gary Lukassen, James Oborne and Iain Ronald.

Corporate Governance & Nominating Committee

The Corporate Governance and Nominating Committee is responsible for developing the Company's approach to corporate governance, including the mandate, size and composition of the Board and its committees. As well, this committee assesses the effectiveness of the Board, its members and committees and nominates directors for election. This committee also makes recommendations to the board of trustees of the Fund on the composition, mandate and membership of the board of trustees of the Fund. This committee met once during the financial year of the Company ended January 26, 2002 and is presently composed of the following Directors: Iain Ronald, Committee Chair; Lloyd Barber, Raymond Doré, Nellie Cournoyea and James Oborne.

Audit Committee

The Audit Committee is responsible for reviewing the Company's annual financial statements, certain other public disclosure documents required by regulatory authorities and making recommendations to the Board with respect to such statements and documents. This committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the audit as proposed by the external and internal auditors and management, and reviews with management the risks inherent in the Company's business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems of the Company. This committee meets independently with the Company's external auditors.

This committee met twice during the financial year of the Company ended January 26, 2002, and is presently composed of the following Directors: Gary Lukassen, Committee Chair; Keith Martell, Donald Beaumont, Raymond Doré and Frank Coleman.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee has the general responsibility to review policies and programs which impact on employees of the Company. This committee is also responsible for reviewing the levels and form of total compensation and long-term incentive plans. This committee reviews the annual objectives and performance of the Chief Executive Officer (CEO) and develops appropriate compensation policies for the directors and officers of the Company. This committee is responsible for the succession planning of the CEO and evaluating senior management. These responsibilities include reporting and making recommendations to the Board for their consideration and approval.

This committee met three times during the financial year of the Company ended January 26, 2002, and is presently composed of the following directors: Donald Beaumont, Committee Chair; Frank Coleman, Gary Lukassen, Keith Martell, and Stanley McKay.

Pension Committee

The Board is the legal administrator for the defined benefit pension programs operated by the Company. As the legal administrator, the Board appoints a Pension Committee to fulfil its responsibilities. The main duties of this committee are to establish and revise as appropriate, an investment policy statement; to review the asset mix strategy of the investment manager; to ensure the pension fund is managed in accordance with the guidelines set

out in the investment policy statement, and to consider any changes to the pension programs. This committee appoints an investment manager as well as a custodian for the pension assets. Generally, this committee meets at least quarterly.

This committee met three times during the financial year of the Company ended January 26, 2002, and is presently composed of the following Directors: James Oborne, Committee Chair; Nellie Cournoyea, Stanley McKay, Iain Ronald and Ian Sutherland.

Decisions Requiring Prior Board Approval

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of strategic plans;
- approval of annual operating and capital budgets and any material changes to these budgets;
- individual capital expenditure projects in excess of $2,000,000;
- the issuance of shares in the capital and debt securities of the Company, and the realignment of the capital structure of the Company to effect an appropriate dividend and distribution policy;
- all other matters as required under the Canada Business Corporations Act.

Procedures for Recruiting New Directors

The Corporate Governance & Nominating Committee is responsible for recommending new nominees for election to the Board. This committee considers the factors discussed in the Guidelines when recruiting new Directors.

Directors are provided with reports relating to the Company's business affairs and are given presentations on the operations of the Company. All directors are provided with the opportunity to visit Company stores to enable them to better understand the Company's business, and the associated risks.

The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to discussions with the Chairman of the Board, the President and CEO and other officers of the Company with respect to the business and the operations of the Company, a new director receives a directors' manual which includes background information on the Company and a record of historical public information.

Board Performance Enhancement Measures

The Chairman of the Board is responsible for ensuring the effective operation of the Board and its committees.

At least once a year, the Chairman meets with, and/or surveys, all directors individually and as a group to discuss the effectiveness of Board processes and the quality of information provided to directors by management. The Chairman reviews the results of this process with the Corporate Governance and Nominating Committee.

The Corporate Governance & Nominating Committee conducts an annual evaluation of the effectiveness of individual directors and the committees on an annual basis. It also reviews on a biannual basis the adequacy and form of directors' compensation and ensures such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Board, together with the CEO, review position descriptions for the Board and for the CEO. In addition, the Board approves the annual operating plan of the Company, which the CEO is responsible for achieving.

The Company provides directors with the right to consult outside professional advisors in the discharge of their duties, subject to the approval of the Chairman of the Board.

Unitholder Relations and Feedback

The Vice-President and Chief Financial Officer of the Company is responsible for investor relations and ensures that questions and concerns receive prompt responses.

At annual meetings, Unitholders are encouraged to ask questions of the trustees of the Fund and the directors and officers of the Company. In addition, a 24-hour listen line with an 800 number and an Internet web site provide Unitholders with access to recent press releases, quarterly reports and general information on the Company. Quarterly conference calls are held with analysts. Phone and fax numbers and the Company's web site address are printed on all Company and Fund reports.

Board Expectations of Management

The Board holds management responsible for the achievement of goals set out in strategic plans. It also requires management to report on their progress on a timely, accurate and relevant basis to enable effective evaluation of performance.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Fund will provide to any Unitholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last financial year ended January 26, 2002, together with the auditors' report thereon;

(iii) its Information Circular for its last annual meeting of Unitholders dated April 20, 2001;

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

APPROVAL OF AMENDMENT TO UNITHOLDER RIGHTS PLAN

Unitholders are being asked to pass an ordinary resolution, meaning the affirmative vote of not less than a majority of the votes cast by Unitholders with respect to a particular matter (the "Ordinary Resolution"), at the Meeting to approve the ratification of an amendment to the unitholder protection rights plan agreement (the "Rights Plan Agreement") of the Fund. The Rights Plan Agreement was originally entered into on March 27, 1997 between the Fund and R-M Trust Company (now CIBC Mellon Trust Company) and provides the Unitholders of the Fund with certain additional rights beyond those which they already enjoy as Unitholders. If not amended, the Rights Plan Agreement would terminate on April 3, 2002. The amendment shall serve to extend the term of the Rights Plan Agreement until June 30, 2005. This shall be accomplished by replacing the definition of "Expiration Time" in the Rights Plan Agreement, which is April 3, 2002, with June 30, 2005.

The amendment to the Rights Plan Agreement was approved by the trustees of the Fund on March 13, 2002 and took effect as of that day. However, pursuant to section 5.4(a)(i) of the Rights Plan Agreement, the Unitholders of the Fund must approve any amendment to extend the term of the Rights Plan Agreement. If the Rights Plan Agreement is not ratified by the Unitholders at the Meeting then the amendment to the Rights Plan Agreement will be cancelled and be of no further effect after the Meeting. The following is the text of the Ordinary Resolution which will be put before the Unitholders at the Meeting in order to approve the extension to the Rights Plan Agreement:

"BE IT RESOLVED THAT:

1. The definition of "Expiration Time" contained in the Rights Plan Agreement is amended to read as follows:

   "Expiration Time" shall mean the earlier of:

   (i) the Termination Time; or
   (ii) the close of business on June 30, 2005."

The trustees believe that the passing of the Ordinary Resolution is in the best interests of the Fund and recommend that Unitholders of the Fund vote in favor of the Ordinary Resolution.

The persons named in the enclosed form of proxy intend to direct the trustees to vote for the foregoing Ordinary Resolution authorizing the amendment to the Rights Plan Agreement, unless Unitholders specify in such proxy that their Units are to be voted against the authorization of the amendment to the Rights Plan Agreement.

OTHER MATTERS

The trustees of the Fund know if no other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

CERTIFICATE

The contents of this Information Circular and the sending thereof have been approved by the trustees of the Fund.

By Order of the Trustees



GARY V. EGGERTSON
Chief Financial Officer and Secretary

Winnipeg, Manitoba
April 19, 2002

12

NORTH WEST COMPANY FUND
Gibraltar House, 77 Main Street
Winnipeg, Manitoba R3C 2R1

PROXY

Solicited by the trustees for the Annual and Special Meeting of Unitholders, May 30, 2002

The undersigned Unitholder of North West Company Fund (the "Fund") hereby appoints Ian Sutherland, a trustee of the Fund, or failing him Kevin Bolt, a trustee of the Fund or failing him David Broadhurst, a trustee of the Fund, or __________________________ as proxy, with power of substitution, to attend, to act, and to vote all trust units of the Fund set forth below (the "Units") for, and on behalf of, the undersigned at the Annual and Special Meeting of Unitholders (the "Meeting") to be held May 30, 2002, at 11:30 a.m. (Winnipeg time) and at any adjournment thereof. The persons above named are specifically directed to vote all Units registered in the name of the undersigned as follows:

(i) FOR ☐ OR WITHHELD FROM VOTING FOR ☐ the election of those persons named as proposed trustees of the Fund for election by the Unitholders in the Information Circular dated April 19, 2002.

(ii) FOR ☐ OR WITHHELD FROM VOTING FOR ☐ the direction to the trustees to elect those persons named as proposed directors of The North West Company Inc. for election by the Unitholders in the Information Circular dated April 19, 2002.

(iii) FOR ☐ OR WITHHELD FROM VOTING FOR ☐ the appointment of the auditors named in the Information Circular dated April 19, 2002.

(iv) FOR ☐ OR AGAINST ☐ consideration and, if deemed advisable, to ratify, confirm and approve the amendment to and extension of the Unitholder Rights Plan Agreement.

(v) On such other business as may properly come before the Meeting.

(Unless otherwise indicated, this proxy is to be voted in favour of the election of the proposed trustees and the direction to the trustees to elect the proposed directors and the appointment of the auditors, and the ratification of the amendment to and exten[illegible] all as more particularly described in the Information Circular dated April 19, 2002.)

___________________________________ Date ____________________, 2002.
UNITHOLDER'S SIGNATURE

03 JUN 30 AM 7:21

Please execute this Proxy as directed in the Information Circular dated April 19, 2002, and return promptly in the enclosed envelope. Reference is made to the accompanying Information Circular dated April 19, 2002, for further information regarding the completion and use of this Proxy and other information pertaining to the Meeting.

* You have the right to appoint a person other than the persons designated herein to attend and act on your behalf at the Meeting. Such appointment may be made by inserting such person's name in the space provided.

13

May 6, 2002

To: Toronto Stock Exchange
Canadian Securities Administrators

Dear Sir / Madam:

Re: North West Company Fund
Trust Units Cusip #662906-10-6

The following items were sent by prepaid mail on May 3, 2002 to all registered shareholders as of record April 19, 2002:

Annual Report 2001
Notice of Annual & Special Meeting and Information Circular
Proxy Form
Proxy Return Envelope

We trust we have been of assistance.

Yours sincerely,
CIBC Mellon Trust Company

Jan Sheffield
Associate Manager,
Client Relations

NORTH.DOC

14

May 6, 2002

To: Toronto Stock Exchange
Canadian Securities Administrators

Dear Sir / Madam:

Re: North West Company Fund
Trust Units Cusip #662906-10-6

The following items were sent by prepaid mail on May 3, 2002 to all registered shareholders as of record April 19, 2002:

Annual Report 2001
Notice of Annual & Special Meeting and Information Circular
Proxy Form
Proxy Return Envelope

We trust we have been of assistance.

Yours sincerely,
CIBC Mellon Trust Company

Jan Sheffield
Associate Manager,
Client Relations

NORTH.DOC

15

management's responsibility for financial statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund and the Board of Directors of the Company. The Audit Committee of the Board, consisting of outside Directors, meets periodically with management, Trustees and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by both the Trustees and the Board of Directors. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

EDWARD S. KENNEDY, PRESIDENT AND C.E.O.
THE NORTH WEST COMPANY INC.
MARCH 1, 2002

GARY V. EGGERTSON, C.F.O. & SECRETARY
NORTH WEST COMPANY FUND

auditors' report

PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:
We have audited the consolidated balance sheets of North West Company Fund as at January 26, 2002 and as at January 27, 2001 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 26, 2002 and January 27, 2001 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

PRICEWATERHOUSE COOPER LLP

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA
MARCH 1, 2002

consolidated balance sheets in thousands of Canadian dollars

	January 26, 2002	January 27, 2001
Assets		
Current assets		
Cash	$ 8,884	$ 8,588
Accounts receivable	65,867	56,856
Income taxes recoverable	-	62
Future income taxes (Note 9)	8,171	2,695
Inventories	134,392	122,980
Prepaid expenses	1,500	1,069
	218,814	192,250
Capital assets (Note 3)	194,025	194,448
Future income taxes (Note 9)	9,358	19,212
Other assets (Note 4)	9,836	10,055
	$ 432,033	$ 415,965
Liabilities		
Current liabilities		
Bank advances and short-term notes (Note 5)	$ 26,037	$ 49,979
Accounts payable and accrued	57,849	49,200
Income taxes payable	3,079	-
Bonds due within one year (Note 6)	112,000	-
Current portion of long-term debt (Note 6)	3,910	1,707
	202,875	100,886
Long-term debt (Note 6)	9,634	124,106
	212,509	224,992
Equity		
Capital (Note 7)	165,205	145,526
Retained earnings	49,142	41,502
Cumulative currency translation adjustments (Note 8)	5,177	3,945
	219,524	190,973
	$ 432,033	$ 415,965

APPROVED BY THE TRUSTEES AND BOARD

IAN SUTHERLAND — TRUSTEE AND DIRECTOR

EDWARD S. KENNEDY — DIRECTOR

consolidated statements of earnings and retained earnings in thousands of Canadian dollars

52 weeks ended	January 26, 2002	January 27, 2001
Sales and Other Revenue	$ 704,043	$ 659,032
Cost of sales, selling and administrative expenses	(633,508)	(595,146)
Earnings before interest, income taxes and amortization	70,535	63,886
Amortization	(22,694)	(21,555)
Earnings before Interest and Income Taxes	47,841	42,331
Interest, including interest on long-term debt of $8,121 (2000 $10,248)	(10,501)	(13,236)
Earnings before income taxes	37,340	29,095
Provision for income taxes (Note 9)	(8,325)	(961)
Earnings for the Year	29,015	28,134
Retained earnings, beginning of year		
as previously reported	41,502	18,182
Accounting changes (Notes 9 & 12)	–	16,864
as restated	41,502	35,046
Distributions	(21,375)	(21,446)
Premium on units purchased for cancellation (Note 7)	–	(232)
Retained Earnings, End of Year	$ 49,142	$ 41,502
Earnings per Unit (Note 10)	$ 1.95	$ 1.89

consolidated statements of cash flows in thousands of Canadian dollars

52 weeks ended	January 26, 2002	January 27, 2001
Cash Provided by (Used in)		
Operating Activities		
Earnings for the year	$ 29,015	$ 28,134
Non-cash items		
Amortization	22,694	21,555
Future income taxes	4,592	(33)
Amortization of bond warrant proceeds and interest rate fixing payment	(1,246)	(1,245)
Pension expense	931	808
Gain on sale of investment in transportation company	–	(765)
Gain on foreign exchange from reduction of AC investment	–	(454)
Gain on disposal of capital assets	(213)	(218)
Cash flow from operations	55,773	47,782
Change in other non-cash items	(8,076)	(12,057)
Operating activities	47,697	35,725
Investing Activities		
Purchase of capital assets	(20,427)	(19,133)
Proceeds from sale of investment in transportation company	–	2,049
Proceeds from sale of capital assets	512	819
Investing activities	(19,915)	(16,265)
Financing Activities		
Change in bank advances and short-term notes	(23,942)	5,303
Net proceeds from issue of units	19,679	–
Purchase of units for cancellation	–	(3,293)
Repayment of long-term debt	(1,848)	(1,591)
Distributions	(21,375)	(21,446)
Financing activities	(27,486)	(21,027)
Change in Cash	296	(1,567)
Cash, beginning of year	8,588	10,155
Cash, End of Year	$ 8,884	$ 8,588
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Interest expense	$ 13,060	$ 14,862
Income taxes	1,184	1,062
Cash Flow from Operations per Unit	$ 3.74	$ 3.21

notes TO CONSOLIDATED FINANCIAL STATEMENTS JANUARY 26, 2002

1. organization

The North West Company Fund (NWF) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the "unitholders") are holders of trust units issued by the Fund (the "Trust Units"). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiary The North West Company Inc. (NWC), administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. significant accounting policies

Basis of Presentation

The consolidated financial statements of the Fund include the amounts of its wholly owned subsidiary NWC and NWC's wholly owned subsidiaries, Alaska Commercial Company (AC) and the Tora group of companies, operating as *Giant Tiger* stores.

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. All significant intercompany amounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The fiscal year ends on the last Saturday in January. Accordingly, the 2001 fiscal year ended January 26, 2002 (52 weeks) and the 2000 fiscal year ended January 27, 2001 (52 weeks). Approximately every five years an additional week of sales and expenses are included in the financial results to bring results back in line with the 52 week year.

Accounts Receivable

In accordance with recognized retail industry practice, accounts receivable classified as current assets include customer installment accounts of which a portion will not become due within one year.

Inventories

Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided using the straight-line method at rates which will fully amortize the assets over their estimated useful lives, as follows:

Buildings	2% - 5%
Leasehold improvements	5% - 20%
Computer equipment and software	12% - 33%
Fixtures and equipment	8%
Transportation equipment	8% - 20%

Other Assets
The investments in transportation companies are accounted for on the equity basis. Prepayments under lease agreements are being amortized over their respective lease terms. Deferred financing fees are being amortized over the terms of the loan agreements.

Income Taxes
The Fund is an inter vivos trust for income tax purposes. All income of the trust is distributed to unitholders and, as such, no income tax is payable by the trust.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. Provision for income taxes is recorded in NWC and its subsidiaries, at applicable statutory rates.

Pensions in Canada
Current service costs under NWC's pension plans are charged to operations as they accrue using the projected benefit method, pro-rated on services. The estimated market value of the pension plan assets is actuarially determined based on a three year moving average. Past service costs, experience gains and losses and net pension assets are amortized over the expected average remaining service life of the employee group to the extent the cumulative unrecognized net gains and losses exceed 10% of the greater of the projected benefit obligation or the fair value of plan assets. The excess of the pension expense over the funding payments is recorded as a liability.

Unit Appreciation Rights (UARs) Plans
The Company has two UARs plans that are described in Note 14. Compensation expense is accrued annually on UARs issued to senior management. No units of the Fund are issued under these plans.

Employee Savings Plan in Alaska
AC sponsors an employee savings plan covering all employees with at least six months service. Under the terms of the plan, AC is obligated to make a 50% matching contribution up to 3% of eligible compensation, otherwise contributions are discretionary. Contributions to this plan are expensed as incurred.

Foreign Currency Translation
The accounts of Alaskan operations have been translated into Canadian dollars as follows: assets and liabilities, at the year-end exchange rate; revenues and expenses, at the average exchange rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in self-sustaining Alaskan operations and forward foreign exchange contracts are deferred and included in a separate component of equity as a cumulative currency translation adjustment. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Interest Rate Swap Contracts
The interest rate differentials to be received or paid under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense.

3. capital assets in thousands of Canadian dollars

Year Ended	January 2002		January 2001	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$ 6,546	$ -	$ 6,174	$ -
Buildings & leasehold improvements	192,104	69,788	182,440	61,024
Fixtures & equipment	160,974	95,811	149,889	83,031
	$ 359,624	$ 165,599	$ 338,503	$ 144,055
Net Book Value		$ 194,025		$ 194,448

4. other assets in thousands of Canadian dollars

Year Ended	January 2002	January 2001
Investments in transportation companies	$ 3,997	$ 3,472
Prepaid pension expense	-	589
Prepayments under lease agreements	746	810
Long-term receivable	2,535	2,457
Other*	2,558	2,727
	$ 9,836	$ 10,055

*Other includes deferred financing fees, redeemable deposits with suppliers, and a mortgage receivable.

5. bank advances and short-term notes

The Canadian operation has operating lines of credit of $100 million. These lines of credit have been obtained by NWC on a secured basis as outlined in Note 6.

The Alaskan operation has an operating line of credit of $4 million U.S. secured by a guarantee of NWC.

6. long-term debt in thousands of Canadian dollars

Year Ended	January 2002	January 2001
Bonds	$ 112,000	$ 112,000
Deferred warrant proceeds	722	1,968
Forward foreign exchange payable (receivable)	1,368	(910)
U.S. real estate loans	6,782	6,834
Manitoba Development Corporation	2,500	3,750
U.S. obligation under capital lease	2,172	2,171
	125,544	125,813
Less: Bonds due within one year	$ 112,000	$ -
Current portion of long-term debt	3,910	1,707
	115,910	1,707
	$ 9,634	$ 124,106

The Company's bonds become due and payable on August 28, 2002. Accordingly, $112 million of bonds have been reclassified to current liabilities. It is the Company's intention to re-finance a large portion of the bonds as long-term debt.

The bonds have a blended interest rate of 12.78% (2000 - 12.36%). Interest is payable semi-annually on February 28 and August 28. The following security is granted to bondholders and the banks providing NWC's Canadian operating lines of credit:

- General security agreement of NWC and its subsidiaries to each of the bondholders and banks;
- Debenture of NWC to the bondholders and banks and pledge thereof; and
- Pledge of securities of subsidiaries of NWC to the bondholders and banks.

Deferred warrant proceeds, less expenses, represent an amount received related to the issuance of the bonds and are being amortized to income over their term resulting in an effective interest rate of 9.16% (2000 - 9.64%).

The Company has the following financial arrangements in place including interest rate swap arrangements and forward foreign exchange transactions with respect to the bonds.

1. A forward foreign exchange contract was entered into whereby $42.828 million was effectively converted, on August 28, 1995, into $30 million U.S. This transaction, which terminates on August 28, 2002, results in NWC paying U.S. dollars at a fixed rate and receiving Canadian dollars at the same fixed rate which is equal to the bond interest rate.
2. An interest rate swap was entered into for $30.750 million U.S. whereby the U.S. dollar fixed rate debt effectively created in #1 was converted from fixed rate debt to floating rate debt. This swap terminates on August 28, 2002 and NWC pays a floating rate that is approximately 2.10% above the three-month London Interbank Offered Rate (LIBOR).
3. An interest rate swap for $32.122 million was entered into on August 28, 1995, whereby these funds were converted from fixed rate debt to floating rate debt. This swap, which terminates on August 28, 2002, was subsequently increased to $52.122 million on August 28, 1998. On August 28, 2000 an additional interest rate swap for $21.2 million was entered into, increasing the total Canadian interest rate swaps to $73.322 million. NWC pays a floating rate that is approximately 2.44% above the three-month Canadian Banker's Acceptance rate.
4. A forward foreign exchange contract was entered into whereby $20.501 million was effectively converted, on October 19, 2001, into $13.0 million U.S. This transaction, which terminates on April 22, 2002, results in NWC paying U.S. dollars at a fixed rate and receiving Canadian dollars at the same fixed rate.

As a result of these arrangements, NWC is subject to interest rate fluctuations on the full amount of its bond proceeds. Furthermore, NWC is subject to foreign currency fluctuations on the interest payments pertaining to the forward foreign exchange transactions and the U.S. interest rate swap.

The Alaska Industrial and Economic Development Export Authority (AIDEA) and two Alaskan-based banks have provided the U.S. real estate loans to assist in the financing of new stores. The remaining term of the loans is 8 years and the loans bear interest rates equivalent to 90-day commercial paper plus 2.6% for the AIDEA loans which represent 80% of the principal. The interest on the bank portion of these loans is approximately U.S. prime plus 0.75%. These loans are secured by the stores and related equipment.

The Manitoba Development Corporation loan bears interest at the rate charged by the Manitoba Government to Crown Corporations and is repayable in four equal annual payments due December 31, 2003. The loan is secured by a first fixed charge against the leasehold title to the land, a first fixed charge against the building, and a first fixed charge on all present and future processing equipment connected with the project. Interest is forgiven if NWC attains agreed upon annual job creation targets. The Company anticipates that the agreed targets will be met; accordingly, no interest has been accrued.

The U.S. obligation under a capital lease is repayable in blended principal and interest payments of $200,000 U.S. annually. The obligation will be fully repaid on October 31, 2013.

The bonds and related swap arrangements are the only financial instruments with fair values that vary significantly from carrying value. The fair value of the bonds as at January 26, 2002 was $6.2 million (2001 - $16.4 million) higher than the carrying value. However, this is offset by the fair value of $6.2 million (2001 - $16.4 million) in favor of NWC on the interest rate swap arrangements and the foreign exchange transactions with a credit worthy counterparty.

The Company's interest rate risk is directly attributed to its bank advances and short-term notes as well as its long-term debt.

7. capital in thousands of Canadian dollars

Authorized

The Fund has an unlimited number of units.

Year Ended	January 2002		January 2001	
	Units (000's)		Units (000's)	
Issued				
Balance, beginning of year	14,691	$ 145,526	15,000	$ 148,587
Treasury Offering	1,435	19,679	-	-
Issuer Bid	-	-	(309)	(3,061)
Balance, end of year	16,126	$ 165,205	14,691	$ 145,526

Treasury Offering

On December 5, 2001, the Fund completed a treasury equity issue of 1,435,000 units at $14.75 per unit for net proceeds of $19.7 million.

Normal Course Issuer Bid

On March 27, 2000, the Fund commenced a new normal course issuer bid program on the Toronto Stock Exchange. Purchases were limited to a maximum of 750,000 units with no more than 2% of the outstanding units repurchased in any 30 day period and with the price being market at the time of acquisition. The program terminated on March 23, 2001 with the Fund purchasing 309,000 units in total under the program.

8. cumulative currency translation adjustments in thousands of Canadian dollars

Year Ended	January 2002	January 2001
Balance, beginning of year	$ 3,945	$ 3,136
Movement in exchange rate	1,232	1,263
Reduction in net investment in AC	-	(454)
Balance, end of year	$ 5,177	$ 3,945

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. The change in this account for the year ended January 26, 2002 is attributable to the weakening of the Canadian dollar relative to the U.S. dollar during the year. In fiscal 2000, an exchange gain was realized on the reduction of $3 million U.S. in the Company's net investment in AC during the year.

9. income taxes in thousands of Canadian dollars

Effective January 31, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method as required by the Canadian Institute of Chartered Accountants. Future income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively, however as permitted under the new rules, comparative financial information has not been restated.

The cumulative effect of this change as of January 31, 2000 was an increase in the future tax asset of $16.9 million and a corresponding increase in retained earnings.

Significant components of the Company's future tax assets are as follows:

Year Ended	January 2002	January 2001
Future tax assets		
Non-capital loss carryforwards	$ 5,439	$ 12,266
Tax values of capital assets in excess of accounting values	8,321	8,101
Provisions and other temporary differences	3,769	3,040
Less: Valuation allowance	-	(1,500)
Net future tax asset	$ 17,529	$ 21,907
Comprised of		
Current	$ 8,171	$ 2,695
Long-term	9,358	19,212
	$ 17,529	$ 21,907

Income tax expense differs from the amounts which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	January 2002	January 2001
Earnings before income taxes	$ 37,340	$ 29,095
Combined statutory income tax rate	42.75%	43.20%
Income taxes based on combined statutory income tax rate	15,963	12,569
Increase (decrease) in income taxes resulting from:		
Large corporation tax	711	660
Tax reassessments of prior years	946	-
Amounts not subject to income tax	100	77
Income tax deductions on interest paid to the Fund	(9,445)	(9,472)
Utilization of previously unrecognized U.S. income tax losses on current year income	-	(2,112)
Benefit of previously unrecognized U.S. losses and temporary differences	-	(4,333)
Recognition of Canadian income tax rate *reduction on future income taxes*	842	1,907
Valuation allowance	(1,500)	1,500
Other	708	165
Provision for income taxes	$ 8,325	$ 961
Effective income tax rate	22.3%	3.3%

Significant components of the provision for income taxes are as follows:

Year Ended	January 2002	January 2001
Current income tax expense	$ 3,733	$ 994
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	5,250	893
Recognition of previously unrecognized U.S. losses and temporary differences	-	(4,333)
Recognition of Canadian income tax rate reduction on future income taxes	842	1,907
Valuation allowance	(1,500)	1,500
Provision for income taxes	$ 8,325	$ 961

10. earnings per unit

Earnings per unit are based on the weighted-average number of units outstanding during the year.

11. segmented information in thousands of Canadian dollars

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments of NWC:

Year Ended	January 2002	January 2001
Sales and other revenue		
Canada	$ 532,349	$ 502,756
Alaska	171,694	156,276
Total	704,043	659,032
Earnings before interest, income taxes, and amortization		
Canada	60,337	54,534
Alaska	10,198	9,352
Total	70,535	63,886
Earnings before interest and income taxes		
Canada	41,036	35,966
Alaska	6,805	6,365
Total	47,841	42,331
Identifiable assets		
Canada	286,500	290,396
Alaska	84,605	76,369
Total	371,105	366,765

12. employee future benefits in thousands of Canadian dollars

Effective January 31, 2000, NWC changed its accounting policy and adopted the Canadian Institute of Chartered Accountants recommendations on accounting for employee future benefits. Previously the Company had been accounting for its defined benefit plans using a long-term discount rate to measure its accrued benefit obligation. Effective January 31, 2000, the Company began using a market discount rate to measure its accrued benefit obligation. The unamortized transitional asset at January 31, 2000 is being amortized over the expected average remaining service lives of the employees. The requirements of the standard were adopted on a prospective basis. The prospective adoption did not have a significant effect on net earnings in 2000.

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

Year Ended	January 2002	January 2001
Expected long-term rate of return on plan assets	7.0%	7.0%
Discount rate	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%

The Company's net benefit plan expense is as follows:

Year Ended	January 2002	January 2001
Current service cost	$ 1,678	$ 1,563
Interest cost	2,748	2,616
Expected return on plan assets	(3,017)	(2,904)
Amortization of net transitional asset	(308)	(308)
Amortization of other items	(11)	(4)
Expected employee contributions	(91)	(87)
Net benefit plan expense	$ 999	$ 876

Information about the Company's defined pension benefit plans, in aggregate, is as follows:

Year Ended	January 2002	January 2001
Accrued benefit obligation		
Accrued benefit obligation, beginning of year	$ 39,216	$ 38,213
Current service cost	1,678	1,563
Interest cost	2,748	2,616
Actuarial gains	-	(1,507)
Benefits paid	(1,669)	(1,669)
Accrued benefit obligation, end of year	$ 41,973	$ 39,216
Plan assets		
Estimated market value of plan assets, beginning of year	$ 43,844	$ 42,454
Expected return on plan assets	3,017	2,904
Expected employer contributions	68	68
Expected employee contributions	91	87
Expected benefits paid	(1,669)	(1,669)
Estimated market value of plan assets, end of year	$ 45,351	$ 43,844
Funded status – plan surplus	$ 3,378	$ 4,628
Unamortized past service costs	(106)	(117)
Unamortized net transitional asset	(3,614)	(3,922)
Net accrued benefit asset (liability)	$ (342)	$ 589

AC maintains an employee savings plan for substantially all of its employees and recorded an expense of $106,000 U.S. (2000 - $107,000 U.S.) for this plan.

13. commitments and contingencies

Canada Customs and Revenue Agency is currently conducting an audit for the taxation years 1996 -1999. The Company has not received notices of reassessment with respect to all of the matters raised, however, management has recorded a provision based on their estimate of the potential liability. It is the opinion of management that the pending reassessments will be resolved without material effect on the financial statements.

In 1992 the Company entered into an agreement to lease the land on which the Winnipeg Retail Service Centre is located from the City of Winnipeg for $1 per year for 15 years subject to attaining agreed-upon job creation targets. The Company anticipates that the agreed targets will be met, accordingly, no additional lease payments have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007.

The Company has future commitments under operating leases as follows:

Year Ending January	Minimum lease payments in thousands of Canadian dollars
2003	$ 9,082
2004	8,165
2005	6,733
2006	6,005
2007	5,599
Thereafter	51,933

14. unit appreciation rights (UARs) plans

The Company has two UARs plans, non-contingent and performance contingent, which form part of the long-term incentive program for senior management. UARs are granted to senior management at the discretion of the Board. Compensation expense incurred during the year under the plan was $1,735,000 (2000 - $37,000).

Non-Contingent Plan

A summary of the Company's non-contingent plan and changes during the year is presented below:

Year Ended	January 2002			January 2001		
	UARs (000's)		Price*	UARs (000's)		Price*
Outstanding at beginning of year	681	$	13.30	717	$	13.41
Granted	-		-	40		10.84
Exercised	(168)		16.12	(10)		11.80
Forfeited	(11)		13.97	(66)		13.52
Outstanding at end of year	502	$	13.79	681	$	13.30
UARs exercisable at year-end	232			280		

*Weighted-average

The non-contingent UARs vest over five years and expire after six years. As of January 26, 2002, the 502,000 non-contingent UARs outstanding under this plan have exercise prices between $7.50 and $15.05.

Performance Contingent Plan

The Company granted qualifying senior management UARs where vesting is contingent upon reaching predetermined financial targets by the year ending January 26, 2002, and the personal ownership of units equal to the number of UARs granted. These contingent UARs vest over three years beginning in 2002 and expire after four years.

A summary of the Company's performance contingent plan and changes during the year is presented below:

Year Ended	January 2002			January 2001		
	UARs (000's)		Price*	UARs (000's)		Price*
Outstanding at beginning of year	305	$	13.88	349	$	14.08
Granted	-		-	20		10.84
Exercised	(2)		16.19	-		-
Forfeited	(251)		13.72	(64)		13.99
Outstanding at end of year	52	$	14.66	305	$	13.88
UARs exercisable at year-end	15			-		

*Weighted-average

As of January 26, 2002, the 52,000 performance UARs outstanding under the plan have exercise prices between $14.00 and $15.05.

15. comparative amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

(16) (17)

03 JUN 30 AM 7:21


THE COMPANY
NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS"

Winnipeg, May 30, 2002: North West Company Fund (the "Fund") today reported 2002 first quarter earnings for the period ended April 27, 2002.

CONSOLIDATED RESULTS

The North West Company Fund reported first quarter revenues of $172.2 million, up 7.2% (1.7% on a same store basis) from 2001. Growth was driven by market share gains in Alaska, continued increases in core Canadian food sales and the contribution from two Giant Tiger stores opened over the past year. Net earnings for the quarter were $6.3 million up 26.9% over last year. Earnings per unit were $0.39, up 14.7% net of the dilution affect from the sale of 1.4 million treasury units in November 2001.

First quarter trading profit or earnings before interest, income taxes and amortization was up 5.0% to $14.3 million, with increases in both Canadian and Alaskan operations. Amortization expenses were 3.3% ahead of last year and interest costs at $1.6 million were down 48.6% due to lower debt levels and lower interest rates. Reduced interest expenses are expected to have less impact on earnings in future quarters due to higher trading profit levels and likely interest rate increases. Earnings before taxes were $7.0 million up 39.1% over last year's first quarter. The Company incurred an income tax expense of $744,000 compared to $104,000 last year due to higher taxable earnings.

"Results were generally positive for the first quarter. We achieved our seventh consecutive quarterly increase in trading profit, led by gains in Alaska and in our Canadian food business," said Edward Kennedy, North West's President and CEO. "The only weak link was our seasonal general merchandise business which felt the effect of a cool spring and transition challenges with new alliance partners. Our two test Giant Tiger stores are performing very well. We expect to make a decision in the next few weeks on whether to move forward with opening more stores under a long-term master franchise agreement with Giant Tiger Stores Limited of Ottawa."

CANADIAN OPERATIONS

Canadian revenues were $129.9 million for the quarter, up 5.0% (1.0% on a same store basis) from last year and trading profit increased by 2.1% to $12.9 million.

Food sales in core operations were up 3.2% (up 2.2% on a same store basis). Food sales performance was below recent trends due to an estimated $1 million sales shortfall caused by an exceptionally long winter road travel season. Food inflation was less of a factor compared to the higher levels in last year's first quarter related to increased transportation costs.

General merchandise sales were down 1.3% (-2.2% on a same store basis). Disruptions were experienced in product flow and assortment planning during the transition to new procurement alliances in fashion clothing and home furnishings. These challenges are being resolved for the fall selling season. Cold spring weather throughout most of northern Canada was a negative factor affecting seasonal categories like outerwear, camping and fishing merchandise. Sales of snowmobiles, on the other hand, were very strong. *Selections* catalogue shipments were up 9% despite fewer catalogue pages, reflecting a strategy to focus on best sellers.

Additional expenses were incurred by alliance transition activities. Expenses were otherwise well controlled and in line with expectations.

ALASKAN OPERATIONS *(stated in U.S. dollars)*

Alaska Commercial Company ("**AC**") sales increased 11.5% in the quarter to $26.7 million. On a same store basis, sales were up 5.3% with food sales increasing 5.0% and general merchandise sales increasing 6.7%. The consolidation of additional markets, market share gains and transportation sales all contributed to this growth. Sales at **AC**'s wholesale business, Frontier Expeditors ("FE"), were up 61.5% in the quarter. Tobacco products were again part of FE's sales base after being discontinued last year due to a punitive municipal tax that has since been repealed. New account growth continued with several large customers being added to FE's core rural base.

AC's trading profit for the quarter was $898,000, increasing $242,000 or 36.9% compared to last year. Staff costs in Alaska increased due to increased health and workers compensation insurance premiums and adjustments to wage and benefit levels for select management level employees.

GIANT TIGER STORE VENTURE

The Company is near completion of the assessment phase of the Giant Tiger Venture. Results to date have been encouraging and we expect that an announcement on Giant Tiger will be made in June. This decision will be based on the Company's assessment of several factors including the performance of two test stores opened within the past year, the significant potential of *Giant Tiger's* junior discount store format in western Canada and the lower product costing that the venture brings to the Company's core northern retail business.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the first quarter were $375.3 million compared to $378.1 million last year and $371.1 million at the end of the last fiscal year. Cash balances were reduced by 6.3% from last year due to continued refinement of cash requirement in the stores. Accounts receivable at $58.1 million have been reduced from year-end balances but are $7.9 million or 15.6% over last year. The increase was due to increased extended term accounts and increased

credit granted to Bands. Inventories have increased by 7.3% over last year and are well balanced with the majority of the increase related to food.

The future income tax asset is consistent with the year end balance. These assets were less than last year due to the recovery of the US tax loss carryforwards and the increased current balance anticipates the recovery of the tax losses carry forwards from Canadian operations as explained in the annual report.

The decrease in bank advances and short-term notes from the last year was mainly due to the receipt of the net proceeds from the equity issue in December 2001. The $112.0 million in bonds are reported as a current liability as they are now due August 28, 2002. We expect the refinancing of this debt to be completed by the end of this quarter.

Capital expenditures were $3.7 million in the quarter and mainly related to the acquisition of two stores, reprofiling expenditures and general expenditures on computer equipment, fixtures and equipment for store operations.

The average units outstanding for the quarter were 16,113,000 compared to 14,691,000 last year. Cash distributions were paid to unitholders on March 15th of $0.375 per unit compared to $0.36 per unit last year.

OTHER HIGHLIGHTS

- The Company announced that it has entered into an agreement with A. de la Chevrotiere Ltee. to provide food distribution services to most of the Company's stores in eastern Canada. The benefits are improved regional food assortments, lower transportation costs and better inventory productivity.
- H&R Block tax preparation services were successfully offered to Canadian customers at Northern and NorthMart stores after a test phase in 2001. The service was well received and is expected to continue to grow in future years.
- New Northern stores were opened in God's River, Manitoba and in Ft. Ware, British Columbia and a replacement store was opened in Poplar Hill, Ontario. One Quickstop convenience store was sold during the quarter.
- The Company is near finalization of agreements to refinance its $112,000,000 senior bonds payable August 28, 2002 with new notes and bank debt.
- A quarterly cash distribution of $0.375 per unit will be paid June 15, 2002 to unitholders of record on May 15, 2002.

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 177 stores under a number of trading names, including *Northern, NorthMart* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Gary Eggertson, Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email geggertson@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of Canadian dollars)

	April 27 2002	April 28 2001	January 26 2002
ASSETS			
Current assets			
Cash	$ 14,376	$ 15,335	$ 8,884
Accounts receivable	58,100	50,249	65,867
Future income taxes	8,177	2,514	8,171
Inventories	136,767	127,425	134,392
Prepaid expenses	1,881	2,414	1,500
	219,301	197,937	218,814
Capital assets	190,536	192,799	194,025
Future income taxes	9,425	19,648	9,358
Other assets	10,034	10,392	9,836
	$ 429,296	$ 420,776	$ 432,033
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 34,118	$ 60,270	$ 26,037
Accounts payable and accrued	50,305	42,527	57,849
Income taxes payable	3,736	164	3,079
Bonds due within one year (Note 2)	112,000	-	112,000
Current portion of long-term debt	2,017	1,718	3,910
	202,176	104,679	202,875
Long-term debt (Note 2)	9,260	124,970	9,634
	211,436	229,649	212,509
EQUITY			
Capital (Note 4)	163,309	145,526	165,205
Retained earnings	49,360	41,150	49,142
Cumulative currency translation adjustments	5,191	4,451	5,177
	217,860	191,127	219,524
	$ 429,296	$ 420,776	$ 432,033

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended April 27 2002	13 Weeks Ended April 28 2001
SALES AND OTHER REVENUE		
Canadian operations	**$ 129,904**	$ 123,686
Alaskan operations	**42,329**	36,972
	$ 172,233	$ 160,658
Cost of sales, selling and administrative expenses		
Canadian operations	**$117,006)**	$(111,058)
Alaskan operations	**(40,903)**	(35,958)
Earnings before interest, income taxes and amortization		
Canadian operations	**12,898**	12,628
Alaskan operations	**1,426**	1,014
Amortization		
Canadian operations	**(4,846)**	(4,745)
Alaskan operations	**(913)**	(832)
EARNINGS BEFORE INTEREST & INCOME TAXES	**8,565**	8,065
Interest	**(1,555)**	(3,024)
Earnings before income taxes	**7,010**	5,041
Provision for income taxes (Note 3)	**(744)**	(104)
EARNINGS FOR THE PERIOD	**6,266**	4,937
Retained earnings, beginning of period	**49,142**	41,502
Distributions	**(6,048)**	(5,289)
RETAINED EARNINGS, END OF PERIOD	**$ 49,360**	$ 41,150
EARNINGS PER UNIT, BASIC AND DILUTED	**$ 0.39**	$ 0.34
Weighted Average Number of Units Outstanding (000's)	**16,113**	14,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt

The Company's bonds become due and payable on August 28, 2002. Accordingly, $112,000,000 of bonds have been reclassified to current liabilities. It is the Company's intention to refinance a large portion of the bonds as long-term debt.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Capital

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 99,600 units of the Company with a quoted value at April 27, 2002 of $1,921,000. Loans receivable at April 27, 2002 of $1,896,000 are recorded as a reduction of capital.

5. Net Identifiable Assets (in thousands of Canadian dollars)	**April 27 2002**	April 28 2001
Canadian operations	**$ 293,854**	$ 300,280
Alaskan operations	**81,402**	77,805

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended April 27 2002	13 Weeks Ended April 28 2001
CASH PROVIDED BY (USED IN)		
Operating Activities		
Earnings for the period	$ 6,266	$ 4,937
Non-cash items		
Amortization	5,759	5,577
Future income taxes	(146)	(147)
Amortization of bond warrant proceeds and interest rate fixing payment	(311)	(311)
Loss on disposal of capital assets	10	-
Cash flow from operations	11,578	10,056
Change in other non-cash items	(2,884)	(5,415)
Operating activities	8,694	4,641
Investing Activities		
Purchase of capital assets	(3,673)	(2,794)
Proceeds from sale of capital assets	507	-
Investing activities	(3,166)	(2,794)
Financing Activities		
Change in bank advances and short-term notes	8,081	10,291
Repayment of long-term debt	(173)	(102)
Purchase of units for unit purchase loan plan	(1,896)	-
Distributions	(6,048)	(5,289)
Financing activities	(36)	4,900
CHANGE IN CASH	5,492	6,747
Cash, beginning of period	8,884	8,588
CASH, END OF PERIOD	$ 14,376	$ 15,335
Supplemental Disclosure of Cash Flow Information		
Cash paid during the period for		
Interest expense	$ 4,055	$ 6,095
Income taxes	274	190
Cash Flow From Operations Per Unit	$ 0.72	$ 0.68

18


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

2002 FIRST QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported first quarter revenues of $172.2 million, up 7.2% (1.7% on a same store basis) from 2001. Growth was driven by market share gains in Alaska, continued increases in core Canadian food sales and the contribution from two Giant Tiger stores opened over the past year. Net earnings for the quarter were $6.3 million up 26.9% over last year. Earnings per unit were $0.39, up 14.7% net of the dilution affect from the sale of 1.4 million treasury units in November 2001.

First quarter trading profit or earnings before interest, income taxes and amortization was up 5.0% to $14.3 million, with increases in both Canadian and Alaskan operations. Amortization expenses were 3.3% ahead of last year and interest costs at $1.6 million were down 48.6% due to lower debt levels and lower interest rates. Reduced interest expenses are expected to have less impact on earnings in future quarters due to higher trading profit levels and likely interest rate increases. Earnings before taxes were $7.0 million up 39.1% over last year's first quarter. The Company incurred an income tax expense of $744,000 compared to $104,000 last year due to higher taxable earnings.

CANADIAN OPERATIONS

Canadian revenues were $129.9 million for the quarter, up 5.0% (1.0% on a same store basis) from last year and trading profit increased by 2.1% to $12.9 million.

Food sales in core operations were up 3.2% (up 2.2% on a same store basis). Food sales performance was below recent trends due to an estimated $1 million sales shortfall caused by an exceptionally long winter road travel season. Food inflation was less of a factor compared to the higher levels in last year's first quarter related to increased transportation costs.

General merchandise sales were down 1.3% (-2.2% on a same store basis). Disruptions were experienced in product flow and assortment planning during the transition to new procurement alliances in fashion clothing and home furnishings. These challenges are being resolved for the fall selling season. Cold spring weather throughout most of northern Canada was a negative factor affecting seasonal categories like outerwear, camping and fishing merchandise. Sales of snowmobiles, on the other hand, were very strong. *Selections* catalogue shipments were up 9% despite fewer catalogue pages, reflecting a strategy to focus on best sellers.

Additional expenses were incurred by alliance transition activities. Expenses were otherwise well controlled and in line with expectations.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("**AC**") sales increased 11.5% in the quarter to $26.7 million. On a same store basis, sales were up 5.3% with food sales increasing 5.0% and general merchandise sales increasing 6.7%. The consolidation of additional markets, market share gains and transportation sales all contributed to this growth. Sales at **AC**'s wholesale business, Frontier Expeditors ("FE"), were up 61.5% in the quarter. Tobacco products were again part of FE's sales base after being discontinued last year due to a punitive municipal tax that has since been repealed. New account growth continued with several large customers being added to FE's core rural base.

AC's trading profit for the quarter was $898,000, increasing $242,000 or 36.9% compared to last year. Staff costs in Alaska increased due to increased health and workers compensation insurance premiums and adjustments to wage and benefit levels for select management level employees.

GIANT TIGER STORE VENTURE

The Company is near completion of the assessment phase of the Giant Tiger Venture. Results to date have been encouraging and we expect that an announcement on Giant Tiger will be made in June. This decision will be based on the Company's assessment of several factors including the performance of two test stores opened within the past year, the significant potential of *Giant Tiger's* junior discount store format in western Canada and the lower product costing that the venture brings to the Company's core northern retail business.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the first quarter were $375.3 million compared to $378.1 million last year and $371.1 million at the end of the last fiscal year. Cash balances were reduced by 6.3% from last year due to continued refinement of cash requirement in the stores. Accounts receivable at $58.1 million have been reduced from year-end balances but are $7.9 million or 15.6% over last year. The increase was due to increased extended term accounts and increased credit granted to Bands. Inventories have increased by 7.3% over last year and are well balanced with the majority of the increase related to food.

The future income tax asset is consistent with the year end balance. These assets were less than last year due to the recovery of the US tax loss carryforwards and the increased current balance anticipates the recovery of the tax losses carry forwards from Canadian operations as explained in the annual report.

The decrease in bank advances and short-term notes from the last year was mainly due to the receipt of the net proceeds from the equity issue in December 2001. The $112.0 million in bonds are reported as a current liability as they are now due August 28, 2002. We expect the refinancing of this debt to be completed by the end of this quarter.

Capital expenditures were $3.7 million in the quarter and mainly related to the acquisition of two stores, reprofiling expenditures and general expenditures on computer equipment, fixtures and equipment for store operations.

The average units outstanding for the quarter were 16,113,000 compared to 14,691,000 last year. Cash distributions were paid to unitholders on March 15th of $0.375 per unit compared to $0.36 per unit last year.

OTHER HIGHLIGHTS

- The Company announced that it has entered into an agreement with A. de la Chevrotiere Ltee. to provide food distribution services to most of the Company's stores in eastern Canada. The benefits are improved regional food assortments, lower transportation costs and better inventory productivity.
- H&R Block tax preparation services were successfully offered to Canadian customers at Northern and NorthMart stores after a test phase in 2001. The service was well received and is expected to continue to grow in future years.
- New Northern stores were opened in God's River, Manitoba and in Ft. Ware, British Columbia and a replacement store was opened in Poplar Hill, Ontario. One Quickstop convenience store was sold during the quarter.
- The Company is near finalization of agreements to refinance its $112,000,000 senior bonds payable August 28, 2002 with new notes and bank debt.
- A quarterly cash distribution of $0.375 per unit will be paid June 15, 2002 to unitholders of record on May 15, 2002.

On behalf of the Trustees and the Board of Directors:

Signed "Ian Sutherland"	Signed "Edward Kennedy"
Ian Sutherland Chairman	Edward S. Kennedy President and Chief Executive Officer

May 30, 2002, Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of Canadian dollars)

	April 27 2002	April 28 2001	January 26 2002
ASSETS			
Current assets			
Cash	**$ 14,376**	$ 15,335	$ 8,884
Accounts receivable	**58,100**	50,249	65,867
Future income taxes	**8,177**	2,514	8,171
Inventories	**136,767**	127,425	134,392
Prepaid expenses	**1,881**	2,414	1,500
	219,301	197,937	218,814
Capital assets	**190,536**	192,799	194,025
Future income taxes	**9,425**	19,648	9,358
Other assets	**10,034**	10,392	9,836
	$ 429,296	$ 420,776	$ 432,033
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 34,118**	$ 60,270	$ 26,037
Accounts payable and accrued	**50,305**	42,527	57,849
Income taxes payable	**3,736**	164	3,079
Bonds due within one year (Note 2)	**112,000**	-	112,000
Current portion of long-term debt	**2,017**	1,718	3,910
	202,176	104,679	202,875
Long-term debt (Note 2)	**9,260**	124,970	9,634
	211,436	229,649	212,509
EQUITY			
Capital (Note 4)	**163,309**	145,526	165,205
Retained earnings	**49,360**	41,150	49,142
Cumulative currency translation adjustments	**5,191**	4,451	5,177
	217,860	191,127	219,524
	$ 429,296	$ 420,776	$ 432,033

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended April 27 2002	13 Weeks Ended April 28 2001
SALES AND OTHER REVENUE		
Canadian operations	**$ 129,904**	$ 123,686
Alaskan operations	**42,329**	36,972
	$ 172,233	$ 160,658
Cost of sales, selling and administrative expenses		
Canadian operations	**$117,006)**	$(111,058)
Alaskan operations	**(40,903)**	(35,958)
Earnings before interest, income taxes and amortization		
Canadian operations	**12,898**	12,628
Alaskan operations	**1,426**	1,014
Amortization		
Canadian operations	**(4,846)**	(4,745)
Alaskan operations	**(913)**	(832)
EARNINGS BEFORE INTEREST & INCOME TAXES	**8,565**	8,065
Interest	**(1,555)**	(3,024)
Earnings before income taxes	**7,010**	5,041
Provision for income taxes (Note 3)	**(744)**	(104)
EARNINGS FOR THE PERIOD	**6,266**	4,937
Retained earnings, beginning of period	**49,142**	41,502
Distributions	**(6,048)**	(5,289)
RETAINED EARNINGS, END OF PERIOD	**$ 49,360**	$ 41,150
EARNINGS PER UNIT, BASIC AND DILUTED	**$ 0.39**	$ 0.34
Weighted Average Number of Units Outstanding (000's)	**16,113**	14,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt

The Company's bonds become due and payable on August 28, 2002. Accordingly, $112,000,000 of bonds have been reclassified to current liabilities. It is the Company's intention to refinance a large portion of the bonds as long-term debt.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Capital

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 99,600 units of the Company with a quoted value at April 27, 2002 of $1,921,000. Loans receivable at April 27, 2002 of $1,896,000 are recorded as a reduction of capital.

5. Net Identifiable Assets (in thousands of Canadian dollars)	**April 27 2002**	April 28 2001
Canadian operations	**$ 293,854**	$ 300,280
Alaskan operations	**81,402**	77,805

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended April 27 2002	13 Weeks Ended April 28 2001
CASH PROVIDED BY (USED IN)		
Operating Activities		
Earnings for the period	$ 6,266	$ 4,937
Non-cash items		
Amortization	5,759	5,577
Future income taxes	(146)	(147)
Amortization of bond warrant proceeds and interest rate fixing payment	(311)	(311)
Loss on disposal of capital assets	10	-
Cash flow from operations	11,578	10,056
Change in other non-cash items	(2,884)	(5,415)
Operating activities	8,694	4,641
Investing Activities		
Purchase of capital assets	(3,673)	(2,794)
Proceeds from sale of capital assets	507	-
Investing activities	(3,166)	(2,794)
Financing Activities		
Change in bank advances and short-term notes	8,081	10,291
Repayment of long-term debt	(173)	(102)
Purchase of units for unit purchase loan plan	(1,896)	-
Distributions	(6,048)	(5,289)
Financing activities	(36)	4,900
CHANGE IN CASH	5,492	6,747
Cash, beginning of period	8,884	8,588
CASH, END OF PERIOD	$ 14,376	$ 15,335
Supplemental Disclosure of Cash Flow Information		
Cash paid during the period for		
Interest expense	$ 4,055	$ 6,095
Income taxes	274	190
Cash Flow From Operations Per Unit	$ 0.72	$ 0.68

For more information contact Gary Eggertson, Vice President & CFO at
Phone (204) 934-1503 Fax: (204) 934-1455 Email: geggertson@northwest.ca
Call 1 (800) 563-0002 toll free in Canada
Web Site: www.northwest.ca

19


NORTH WEST

NORTH WEST COMPANY FUND

I, GARY V. EGGERTSON, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2002 first quarter report to unitholders for the period ended April 27, 2002, was mailed on May 31, 2002, by first-class mail, to unitholders of record on April 19, 2002.

DATED at Winnipeg, Manitoba, this 31st day of May 2002.

Signed "Gary V. Eggertson"

Gary V. Eggertson

20


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

ANNUAL INFORMATION FORM

Year Ended January 26, 2002

MAY 30, 2002

TABLE OF CONTENTS

NORTH WEST COMPANY FUND

The Fund

The North West Company Fund (the "Fund") is an unincorporated, open-ended mutual fund trust established under the laws of the Province of Manitoba, on January 31, 1997, pursuant to a declaration of trust (the "Declaration of Trust") dated January 31, 1997, (as amended on March 2, 1997, and June 4, 1998). The principal head office of the Fund is located at Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1. The Fund is a limited purpose trust, the principle activities of which are to invest in all of the securities of the North West Company Inc. (the "Company") and to the extent possible, to make distributions to holders ("Unitholders") of trust units of the Fund (the "Units") of distributions made by the Company to the Fund. The Fund currently holds 1,000 Common Shares in the capital stock of the Company (the "Common Shares") valued at $1000 and principal amount of $175,000,000 unsecured, subordinated promissory notes of the Company due December 31, 2027 (the "Subordinated Notes") and $30,000,000 in notes receivable due December 31, 2031 representing all of the outstanding securities of the Company.

Structure of the Fund

The following chart illustrates the organizational structure (including jurisdiction of organization or incorporation as the case may be) and the relationship between the Fund and the Company as of the date hereof:


Fund
Unitholders
Units (100%)
North West
Company
Fund
(Manitoba)
Senior
Bondholders
Common Shares (100%)
Subordinated Notes (100%)
Notes Receivable (100%)
Senior Notes (100%)
The North West
Company Inc.
(Canada)
Common Shares (100%)
Alaska Commercial Company
(Alaska)

Activities of the Fund

The Fund is an open-ended mutual fund trust established under the laws of the Province of Manitoba pursuant to the Declaration of Trust. The following is a summary of certain material attributes and characteristics of the Units and provisions of the Declaration of Trust, a copy of which is available upon request from the Secretary of the Fund.

The Fund does not conduct an active business but rather distributes to Unitholders the income, net of expenses, it receives from the Company. The Declaration of Trust limits the activities of the Fund to:

(a) investing in such securities as may be approved from time to time by the Trustees, including the Common Shares, the Preferred Shares, the Subordinated Notes of the Company and any other securities of the Company provided that the Trustees may not invest in any security, asset, or investment which is defined as "foreign property" or is a "small business security" under the *Income Tax Act* (Canada) (the "Tax Act");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to holders of the Units (the "Unitholders"); and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Declaration of Trust may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Fund;

(b) which, in the opinion of the Trustees, provide additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

Description of Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. As of May 30, 2002, there were 16,126,000 Units issued and outstanding. Each Unit represents an equal fractional undivided beneficial interest in any distribution from and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights, privileges and ranking. Each Unit is transferable and entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Fund and distributions on termination or winding-up, is not subject to future calls or assessments and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held.

Issuance of Units

The Declaration of Trust provides that Units or rights, warrants or options to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees

determine. Existing Unitholders have no pre-emptive rights to subscribe for or purchase any Units. The Declaration of Trust also provides that fractional Units shall not be issued except pursuant to a pro rata distribution of additional Units to all Unitholders in satisfaction of any non-cash distribution, following which the number of outstanding Units will be consolidated such that each Unitholder will hold the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Unit Recirculation Right

Units may be recirculated at any time at the option of the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed direction and power of attorney authorizing the Trustees or the recirculation agent, appointed from time to time by the Trustees (the "Recirculation Agent"), to sell such Units on the Unitholders' behalf ("Recirculation") at such price or prices as may be obtained by the Trustees or the Recirculation Agent in their absolute discretion. The holder of Units tendered for Recirculation shall be entitled to receive payment of the gross proceeds received from the Recirculation sale less applicable selling costs including brokerage commissions of the Recirculation Agent, such payment to be made by the Fund or the Recirculation Agent no later than the 5th business day following the end of the month during which the Recirculation sale is effected.

Unit Redemption Rights

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 85% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Units are surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" on the principal market on which the Units are quoted for trading on the Redemption Date.

The Trustees

There are currently three Trustees. Trustees are reappointed or replaced every year as may be determined by a majority of the votes cast at an annual meeting of the Unitholders. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the Fund assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of the Fund. The Trustees are responsible for, among other things: (i) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of the Company; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities of the Fund; (iv) managing the affairs of the Fund; (v) ensuring that the restrictions in the Declaration of Trust on non-resident ownership are met; and (vi) declaring distributions from the Fund to Unitholders.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of Trustees, the appointment or removal of the auditors of the Fund, the appointment of an inspector to investigate the performance by the Trustees in respect of their responsibilities and duties in respect of the Fund, the approval of amendments to the Declaration of Trust, the sale of all or substantially all of the assets of the Fund, the termination of the Fund and the direction of the Trustees as to the election of the directors of the Company. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees, the appointment of auditors of the Fund and the direction of the Trustees as to the election of the directors of the Company. A resolution appointing or removing a Trustee, the auditors of the Fund or the direction of the Trustees as to the election of the directors of the Company, must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Unitholders' Rights Plan

In order to provide Unitholders with protection from unfair, abusive or coercive takeover strategies and to afford Unitholders and the Trustees adequate time to assess an offer made for the Units and to pursue, explore and develop alternative courses of action in an attempt to maximize Unitholder value, a Unitholder rights plan (the "Unitholder Rights Plan") was approved on March 27, 1997, and amended as of March 13, 2002, and ratified by the Unitholders May 30, 2002 so as to extend the term of the Unitholder Rights Plan to June 30, 2005.

The following is a summary of the terms of the Unitholder Rights Plan which is qualified in its entirety by reference to the text thereof. All terms referred to herein, where not specifically defined, have the meanings ascribed to them in the Unitholder Rights Plan, a copy of which is available upon request to the Secretary of the Fund.

General

The Rights (as defined in the Unitholder Rights Plan) are issued on the basis of one Right in respect of each Unit, pursuant to the Unitholder Rights Plan agreement entered into between the Fund and the Rights Agent. Each Right entitles the registered holder to purchase from the Fund one Unit at a price of $50.00 per Unit, subject to adjustments. If a Flip-in Event (as herein defined) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Units that have a market value at the date of such occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as herein defined). The Rights will expire on June 30, 2005, unless earlier terminated by the Trustees.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be transferred with and only with the Units. Each new Unit certificate issued after the Record Time (as defined in the Unitholder Rights Plan), upon transfer of existing Units or the issuance of additional Units, will contain a notation that the Unit certificate also evidences Rights as described in the Unitholder Rights Plan. Until the Separation Time (or the earlier termination or expiration of the Rights), the surrender for transfer of any certificates representing Units outstanding as of the Record Time will also constitute the transfer of the Rights associated with the Units represented by such certificate.

Separation Time

The Rights will separate and trade apart from the Units and become exercisable from and after the Separation Time. "Separation Time" means the close of business eight trading days following the earlier to occur of (i) the date of acknowledgment by the Fund ("Stock Acquisition Date") that a person or group or affiliated or associated persons ("Acquiring Persons") has acquired, other than as a result of a reduction of the number of Units then outstanding, a Permitted Bid or Exempt Acquisition (as herein defined), Beneficial Ownership (as defined in the Unitholder Rights Plan) of 20% or more of the outstanding Units (the calculation of both the 20% figure and the outstanding Units to include any unissued Units Beneficially Owned by such Acquiring Persons) or (ii) the commencement of, or first public

announcement of the intention of any person (other than the Fund or any subsidiary of the Fund) to commence a Takeover Bid (other than a Permitted Bid) or such earlier or later time as may be determined by the Trustees.

Flip-in Event

Following a transaction in or pursuant to which a person becomes an Acquiring Person (a "Flip-in Event") a Right will convert into the right to purchase at a 50% discount, upon exercise, Units of the Fund having an aggregate acquisition cost equal to the Exercise Price. However, in such event, any Rights Beneficially Owned by Acquiring Persons (including such person's associates and affiliates and persons with whom he is acting in concert) or by any direct or indirect transference of such a person, will be void. A Flip-in Event would not include Exempt Acquisitions or acquisitions pursuant to a Permitted Bid.

Permitted Bid

A "Permitted Bid" is a Take-over Bid made in compliance with and not on a basis which is exempt from or otherwise not subject to the provisions of sections 95 through 100, inclusive, of the *Securities Act* (Ontario) and in compliance with all other applicable securities laws, subject to any exemptions ordered or granted for purposes of uniformity, and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all Units to all holders of record of Units as registered on the books of the Fund;

(ii) the person making the Take-over Bid does not at the commencement of, or during the currency of, the Take-over Bid Beneficially Own more than 10% of the Units, unless such person was the Beneficial Owner of 10% or more but less than 20% of the outstanding Units determined as at the Effective Date and did not increase such Beneficial Ownership by an additional 2% of the outstanding Units determined as at the Effective Date;

(iii) the Take-over Bid contains and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

(iv) the Take-over Bid contains irrevocable and unqualified provisions that all Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date referred to in clause (iii) and that all Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(v) the Take-over Bid contains an irrevocable and unqualified condition that not less than 50% of the then outstanding Units, other than the Units Beneficially Owned by the offeror, must be deposited to the Take-over Bid and not withdrawn at the close of business on that date referred to in clause (iii); and

(vi) the Take-over Bid contains an irrevocable and unqualified provision that, should the condition referred to in clause (v) be met, the Take-over Bid will be extended on the same terms for a period of not less than 10 days from the date referred to in clause (iii).

Exchange Option

If the Trustees determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to the Unitholder Rights Plan, the Trustees may at any time after a Flip-in Event, authorize the Fund to issue or deliver, in respect of each Right which is not void, either (i) in return for the Exercise Price and the Right, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attached to the Right. In either case, the value of such debt or equity securities or assets (or a combination thereof) and in the case of any issue of debt or equity securities or assets (or a combination thereof) pursuant to clause (ii), the value

of the Right shall be determined by the Trustees, who may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by them.

Redemption

At any time prior to a Flip-in Event, the Trustees may redeem the Rights in whole (but not in part) at a redemption price of $0.001 per Right, subject to appropriate adjustment in certain events. In addition, the Trustees shall be deemed to have elected to redeem the Rights at such redemption price on the date of expiry of a Permitted Bid pursuant to which Units have been purchased.

Waiver

The Trustees may until the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction (an "Exempt Acquisition") that would otherwise be subject to those provisions. The Trustees may also, prior to the Stock Acquisition Date (as defined in the Unitholder Rights Plan), waive the application of the Flip-in Event provisions to a Flip-in Event, where the Acquiring Person became such by inadvertence and where such Acquiring Person has reduced his Beneficial Ownership of Units such that at the time of waiver he is no longer an Acquiring Person.

Amendments

Subject to the prior written consent of The Toronto Stock Exchange, in certain situations more particularly defined in the Unitholder Rights Plan, the Trustees may from time to time supplement or amend the Unitholder Rights Plan agreement without the approval of any holders of Rights to make any changes which the Trustees may deem necessary or desirable.

Protection Against Dilution

The Exercise Price, the number and kind of securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment in certain situations from time to time to prevent dilution.

Rightsholder not a Unitholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder of the Fund including, without limitation, the right to vote or to receive distributions.

Declaration as to Non-Canadian Holders

If in the opinion of the Trustees (who may rely upon the advice of counsel) any action or event contemplated by the Rights Agreement would require compliance with the laws of a jurisdiction outside of Canada, the Trustees acting in good faith may take such actions as they deem appropriate to ensure that such compliance is not required.

THE NORTH WEST COMPANY INC. (the "Company")

The Company is a wholly owned subsidiary of the Fund and is the only subsidiary of the Fund. All of the Company's Common Shares and Notes (being all of the issued and outstanding securities of the Company) are held by the Fund.

The history of the Company dates back to 1670, when the Hudson's Bay Company received its Royal Charter and began establishing fur-trading outlets throughout what is now northern Canada. The Hudson's Bay Company merged with its rival, The North West Company, in 1821. Over time, the original fur-trading outlets diversified their product lines and eventually became the Northern Stores division of the Hudson's Bay Company ("Northern Stores"). In 1987, Northern Stores was sold to a management and private investor group. Shares of the successor to Northern Stores, The North West Company Inc., were listed for trading on the Toronto Stock Exchange in 1990, and a public offering was made in 1992. In 1997, The North West Company Inc. was reorganized pursuant to a Plan of Arrangement and the outstanding shares in The North West Company Inc. were effectively exchanged on a one-for-one basis for Units of the Fund.

Share and Loan Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Fund is the beneficial owner of all of the issued and outstanding Common Shares of the Company. There are not any issued and outstanding Preferred Shares.

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are entitled to receive any dividends declared by the board of directors on the Common Shares. In the event of the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Common Shares will be entitled to share equally in all remaining assets of the Company.

Preferred Shares

Each Preferred Share entitles the holder thereof to receive non-cumulative cash dividends as and when declared by the board of directors of the Company, at a rate equal to 10% of the stated issue price per share per annum payable semi-annually on March 15 and September 15.

Except as required by applicable law, the holders of the Preferred Shares are not entitled as such to any voting rights or to receive notice of or to attend meetings of shareholders of the Company.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Preferred Shares will be entitled to receive the stated issue price per share together with an amount equal to all declared and unpaid dividends thereon to the date of commencement of any such liquidation, dissolution, winding-up or distribution. After payment to the holder of the Preferred Shares of the amounts payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company.

Subordinated Notes

The Subordinated Notes were issued by the Company to the Fund on March 27, 1997, and June 4, 1998, pursuant to the terms of a note indenture dated March 27, 1997 (the "Note Indenture"). No additional Subordinated Notes may be issued under the terms of the Note Indenture. The Subordinated Notes have an aggregate principal amount of $175 million, bear interest at 12.5% per annum, payable semi-annually on the 15th day of March and September and mature on December 31, 2027.

The Subordinated Notes may not be redeemed by the Company or by the Fund prior to maturity.

Notes Receivable

The Company issued the Notes Receivable to the Fund on December 31, 2001. The Notes Receivable in the principal amount of $30.0 million bear interest at 13.0% per annum, payable semi-annually on the 15th day of March and September and mature on December 31, 2031.

The Notes Receivable are subordinated to the Subordinated Notes above may not be redeemed by the Company or by the Fund prior to maturity.

Senior Bonds

The Company has issued $92 million aggregate principal amount of Senior Bonds, Series A ("Series A Bonds") and $20 million aggregate principal amount of Senior Bonds, Series B ("Series B Bonds", and together with the Series A Bonds, the "Senior Bonds") to third parties on a private-placement basis, pursuant to bond agreements dated August 28, 1995, as amended by an agreement dated March 21, 1997 (the "Bond Agreements"). The Senior Bonds have an aggregate outstanding principal amount of $112,000,000 and mature on August 28, 2002. The Company intends to refinance a portion of the aggregate principal amount the Senior Bonds when such indebtedness becomes due in August 2002 and the Company is currently in discussions with its lenders and potential lenders with respect to refinancing.

The Series A Bonds bear interest at 12.37% and the Series B Bonds bear interest at 12.31%. Interest is payable on the Senior Bonds semi-annually on the 28th day of February and August in each year. The Company has the right to prepay the outstanding Senior Bonds in whole or in part.

Other Senior Indebtedness

The Company has $106.0 million in secured operating lines of credit with banks in Canada and the United States, of which $34.1 million was drawn as at April 27, 2002. The operating lines of credit are secured by the following (the "Bank Security"): (i) a general security interest upon the assets of the Company, including a pledge of shares of significant subsidiaries, to secure the payment and performance of the obligations of the Company in respect of the facilities; (ii) a guarantee by the Fund of the Company's obligations in respect of the facilities and a pledge of all securities (including the Company's Common Shares, Preferred Shares Subordinated Notes and Notes) of the Company owned by the Fund to secure such obligations; (iii) a subordination agreement between the Fund and the holders of the facilities prohibiting any payments in respect of the Subordinated Notes other than regularly scheduled payments of interest (when Senior Indebtedness is not in default and such payments are not otherwise required to be suspended in accordance with the terms of such subordination agreement or the Note Indenture) until payment in full of the facilities, including prior payment in full of Senior Indebtedness in any liquidation, bankruptcy or reorganization proceedings; and (iv) guarantees by the Company's significant subsidiaries and a general security agreement upon the assets of such subsidiaries to secure payment and performance of the obligations of the Company in respect of the facilities. The facilities are subject to the satisfaction of certain conditions, which are usual and customary for loans of this nature.

Business Description

The Company is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. The Company operates a network of 176 retail stores, which offer a diverse range of merchandise catering to the northern customer, as well as a catalogue shopping business. The Company also operates complementary businesses, including fur and Inuit art marketing businesses, which utilize its unique heritage and knowledge of the north.

For the year ended January 26, 2002, the Company's total revenues were $704.0 million, (January 27, 2001 revenues were $659, January 29, 2000 revenues were $626) of which Canadian operations accounted for approximately 75.6% and Alaskan operations accounted for the balance or 24.4%. At January 26, 2002, the Company employed approximately 4,705 people, including approximately 690 people in Alaska.

Canadian Operations

The Company's Canadian core retail operations consist of 136 *Northern* stores, 5 *NorthMart* stores and 6 stand-alone *Quickstop* convenience stores. These 147 outlets are located in 140 communities across the Canadian north. The communities range in size from small, remote settlements with populations as few as 300 people to larger, regional centers with populations of up to 15,000 people. The average store size has approximately 7,000 square feet of selling space and features a broad assortment of food, general merchandise and services. Food offerings consist of perishable and non-perishable products including groceries, dairy products, meat, produce and convenience/fast-food services. General merchandise consists of family apparel, housewares, health and beauty aids, sporting goods, toys, hardware, furniture, appliances and home entertainment products, boats, outboard motors, canoes, all-terrain vehicles and snowmobiles. Services include cheque cashing, money transfers, catalogue ordering and gasoline sales. Stores may also feature a post office, fast food franchise or a pharmacy. Store offerings are supported by an established catalogue business, *Selections* (www.selections.northwest.ca), which is distributed throughout northern Canada.

Over the last three years, the Company has implemented a store re-profiling program to allocate more in-store selling space to food and everyday basic products, while expanding its catalogue offerings for more selection-driven categories like home living and fashion. To date, 127 stores have been re-profiled resulting in reallocation of in-store selling space between food and general merchandise.

The Company is pursuing a strategy of entering into alliances with leading specialty retailers, distributors and service providers to broaden its product and service offering while leveraging its convenient locations. To date, the Company has established alliances with *Giant Tiger Stores* (for general merchandise), *Dufresne Furniture and Appliances,, TruServ Canada Cooperative Inc.* (in the hardware category), *Pratt's Wholesale Ltd* (slower moving and specialty food), *ADL, A De La Chevrotiere Ltd.,* (food distribution in eastern Canada) and *H&R Block Canada* (in the tax services category). Management believes that these alliances have been positive in delivering a stronger product or service offering to the Company's customers at lower costs. The Company expects to enter into other alliances with respect to other product categories later this year.

The Company has recently opened two *Giant Tiger* discount stores in Manitoba to test the viability of this family discount store format in western Canada. A decision on whether to open further stores under a Master Franchise Agreement with Giant Tiger stores is expected to be made in the first half of 2002.

The Company operates complementary businesses that apply its unique heritage and knowledge of the north. These include: (i) the *Fur Marketing Division*, which purchases furs from trappers and sells aboriginal crafts and outerwear to the local and tourist retail market from three trading posts; (ii) the *Inuit Marketing Service*, which procures and markets carvings from Native artisans and is the largest Inuit art marketing service; (iii) *Crescent Multi Foods*, which is a full-line produce distributor, serving the Company's stores and third-party customers in Manitoba and Ontario; and (iv) *The Odd Lots Discount Centre*, which is used by the Company to dispose of surplus catalogue merchandise.

Alaskan Operations

The Company's Alaskan operations are conducted through its wholly-owned subsidiary, the Alaska Commercial Company ("AC"), which operates 23 *AC Value Center* stores and one *AC Quickstop* convenience store. These stores operate on a similar format to the Company's Canadian stores. The Alaskan operations also include *Frontier Expeditors*, which provides wholesale services to small independent retailers in Alaska.

Distribution and Infrastructure

The Company operates two distribution centres in Winnipeg, Manitoba, and one distribution center in Anchorage, Alaska, which are used for both food and general merchandise. Due to the vast geography of the Company's store network, transportation is an important element of the Company's operations. The majority of stores are inaccessible by all-weather roads and the balance are relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, winter roads, trucks, rail and air. The Company owns a 50% interest in Transport Nanuk Inc., a shipping company servicing the eastern Arctic.

In both Canada and Alaska, the Company owns the majority of its stores, in addition to employee residences and staff houses, which are typically located adjacent to the more remote store locations.

In Canada, the Company sources both food and general merchandise through the Company's head office in Winnipeg. Buying for AC is handled by a buying office in Anchorage, which sources product locally, as well as from the lower 48 states.

Financial Services

The Company offers customers convenient, local access to a wide variety of financial services. *Northern, NorthMart* and *AC Value Center* stores each offer a revolving credit card for day-to-day purchases, similar to those offered by major department store chains. An extended payment program is also available to finance big ticket purchases at the stores. As there are relatively few bank branches in the markets we serve, the Company also offers ATM's, cheque cashing, debit card cash withdrawal, cash transfer, bill payment, currency exchange, money order and gift certificate services at its stores.

Most day-to-day credit decisions continue to remain the responsibility of local store managers as management believes that a store manager's knowledge of the local economic conditions and their personal acquaintance with their customers, allows them to make day to day authorization decisions. All accounts are reviewed monthly and the allowance for doubtful accounts is adjusted to reflect the changes in the currency of outstanding balances. Allowances are adequate to cover the bad debts for the year.

Markets

The Company operates 126 stores in smaller, remote communities inhabited principally by First Nations, Metis and Inuit peoples. These markets range in population from 300 to 3,700 people and are generally not accessible by all-weather roads. These communities generally have a stable income base, which is dependent on government spending through social assistance and public sector employment in schools, health services, local government and public works projects. Income levels are also influenced by activities such as fishing, resource exploration, pipeline construction, hydro electricity development and related construction activity.

NWC operates 48 stores in less remote, regional communities which are generally accessible by all-weather roads. These markets range in population from 1,000 to 15,000 people. The economies of these communities are more diverse and income levels are higher than those of the more remote locations. Major sources of employment are in government services, transportation, health care, tourism and natural resources. The Company considers that of its total number of regional locations, 19 communities are dependent to varying degrees on natural resource industries.

In addition to the above, the Company operates Fur Marketing branches in Grande Prairie, Alberta, Prince Albert, Saskatchewan and North Bay, Ontario.

Operations

Net earnings from operations for the fiscal year ended January 26, 2002, were $29.0 million or $1.95 per Unit versus net earnings of $28.1 million or $1.89 per Unit for the fiscal year ended January 27, 2001.

Revenues increased 6.8% (5.2% increase last year) for the fiscal year ended January 26, 2002. Canadian operations experienced a 5.9% increase in revenue. Alaskan operations recorded a 5.2% increase in revenue to $110.3 million (U.S.).

Earnings before interest and taxes were $47.8 million or 6.8% of sales for the fiscal year ended January 26, 2002. Canadian earnings before interest and taxes of $41.0 million or 7.7% of revenue increased from $36.0 million or 7.2% of revenue for the prior fiscal year ended January 27, 2001. Alaskan operations generated earnings before interest and taxes of $6.8 million for the fiscal year ended January 26, 2002, compared to $6.4 million for the prior fiscal year. Interest costs for the fiscal year ended January 26, 2002, were $10.5 million, down from $13.2 million for the prior fiscal year.

Liquidity and Capital Resources

At January 26, 2002, net working capital was $127.9 million (excluding $112.0 million in bonds due in less than one year), representing an increase of $36.5 million or 39.9% from $91.4 million at the prior fiscal year-end. Accounts receivable of $65.9 million increased 15.8 % during the fiscal year ended January 26, 2002, due to the introduction of extended payment accounts and the conversion of monthly charge accounts to revolving accounts. Inventories of $134.4 million compared to $123.0 million the prior fiscal year. Financing activities during the fiscal year ended January 26, 2002 generated a net cash outflow of $27.5 million compared to $21.0 million last year.

Stores and Other Facilities

The following table sets forth the number, location by region, selling area and ownership or lease arrangements pertaining to NORTHERN, NORTHMART, QUICKSTOP, GIANT TIGER, FUR MARKETING BRANCHES, AC VALUE CENTER, AC QUICKSTOP store locations as at January 26, 2002.

(1) Of these stores, 40 are located on leased land pursuant to ground leases.

	Number of Stores	Owned (1)	Leased		Retail Selling Facilities 000's of sq. ft. Food	GM	Service	Warehouse	Total
Alberta	6	5	1		14	18	13	7	52
British Columbia	2	2	0		1	20	6	1	28
Labrador/NFLD	7	6	1		32	69	28	39	168
Manitoba	33	23	10		124	135	133	637	1,029
Nunavut	24	22	2		91	77	103	141	412
NWT	18	16	2		60	72	68	64	264
Ontario	27	17	10		67	96	87	38	288
Quebec	17	15	2		51	51	74	54	230
Saskatchewan	17	15	2		41	34	32	33	140
Yukon	1	0	1		1	0	1	0	2
TOTAL Cdn stores	152	121	31		482	572	545	1,014	2,613
Alaska Commercial Co.	24	13	11		150	98	112	92	452
TOTAL STORES	176	134	42		632	670	657	1,106	3,065

Selling areas of stores in remote communities range in size from 1,000 sq. ft. to 10,000 sq. ft. In regional communities, selling areas range from 3,000 sq. ft. to 47,000 sq. ft. The Company owns employee residences and staff houses, which are typically located adjacent to the more remote store locations.

Competition

In the majority of communities that it serves, the Company is the dominant provider of food, every day and seasonal general merchandise and commands the largest market share. Throughout communities both in northern Canada and Alaska, the Company faces fragmented competition. Local competition consists of stores operated by independent storeowners and local co-operatives, some of which are associated with regional or national buying groups. Many of these stores enjoy strong local loyalties through established customer relationships. The strength of the Company's independent store competition varies considerably depending on the management skills, financial strength and scale of local

operators. Additionally, the commitment of local staff to the store and to customer relationships and the ability to consistently have desired items in-stock are other key factors that influence their success. In Canada, all of the communities in which the Company operates have access to mail order catalogue and direct mail services such as those provided by *Sears Canada Inc.*, *Wal-Mart* and smaller regional and specialized competitors. In Alaska, this type of competition is more intense and includes catalogues directed solely at the rural Alaska market by Anchorage retailers such as *Safeway, Wal-Mart* and *Sears*.

The Company stores also face competition (in varying degrees based upon the specific market location) from non-independent stores, including traditional department stores, big box retailers, discount department stores and specialty stores. Specifically, in 19 of the larger communities, the Company competes directly with Canadian secondary market chains such as *True Value*, *Fields*, *SAAN* and *I.G.A.* as well as home shopping networks. AC competes directly with Safeway or its subsidiaries in four markets and *Wal-Mart* in one market. Furthermore, 38 of the Company's store locations are within three hours driving distance of small to medium sized urban centres offering a variety of shopping alternatives.

The Company's Giant Tiger stores are located in larger rural and urban markets. They compete against discount chains, food stores and department store formats.

Capital Expenditures

For the fiscal year ended January 26, 2002 total net capital expenditures amounted to $20.0 million compared to $19.0 million for the fiscal year ended January 27, 2001. Capital expenditures for the fiscal year ending January 25, 2003, are expected to be approximately $22.0 million and will be financed out of operating cash flow and existing lines of credit.

Management of Sales and Operations

In Canada, each store employs a full-time manager who has primary responsibility to monitor daily operations, maximize selling opportunities and safeguard Company assets. The organizational structure of the Sales & Operations Department includes 12 Regions, each of which is managed by a Director, Sales and Operations.

Regions are organized into two divisions, each lead by a Vice President, Sales & Operations, who is responsible for the store level execution of corporate strategies, policies and programs. The Sales and Operations Department contributes to the development of these initiatives by providing front line feedback from daily contact with staff, customers and communities. The differences between the two divisions relates primarily to store size and remoteness.

In Alaska, Sales & Operations are divided into a large store group and small store group, each reporting to a Vice President, Sales & Operations. Support for Sales & Operations is provided directly by AC's Human Resources, Marketing departments and Winnipeg based Information Systems, Financial Services and Accounting departments.

Employees

At January 26, 2002, the Company employed approximately 4,705, people, including 690 in Alaska.

A collective agreement covers the employees working in one store in Manitoba. The overall relationship between the Company and its employees is good.

The Company is active in the recruitment of aboriginal people for positions in stores, corporate and distribution centres. Training and development of employees is also a major focus across the Company. Particular attention is being paid toward enhancing food expertise within store operations and with those who have category management responsibilities. Store employees participate in the Stores Training Program, which consists of approximately 80 training modules describing various components of our store operations. Store employees also participate in technical training seminars offered by our in-house specialists for Meat, Produce and QSR trainers. In Alaska, the focus is on industry-sponsored training materials and the recruitment of more senior people for store operations positions.

Customers

The Company's core customer group consists of lower-income, necessity-impulse shoppers residing in remote communities across the Canadian north and Alaska. This customer's income depends largely on direct and non-discretionary government transfer payments and regional government program funding. This group's spending is also influenced by the availability of seasonal employment opportunities, which are typically created by government-funded construction and infrastructure projects. The shopping needs of the Company's core customer group mainly consist of necessity food and everyday basic general merchandise and are influenced by the challenging climate and logistics conditions that exist in these communities.

The Company's target customers also include quality and selection-driven shoppers and younger, trend-driven shoppers. Management believes that these shoppers have become increasingly aware of consumer trends in urban markets. The Company's food and general merchandise assortments have evolved to reflect this change and include more fresh (highly perishable) departments in foods, as well as fashion and lifestyle products similar to those offered by retailers in more competitive urban markets.

Other Business Segments

The Company operates a diversified business group in Canada that consists of three Fur Marketing Branches, the Inuit Art Marketing Service and Crescent Multi Foods, a produce distribution business. These businesses are all complimentary to its core NORTHERN store retail operations.

The Fur Marketing Branch purchases furs from trappers and also sells aboriginal handicrafts and outerwear to the local and tourist retail market.

The Inuit Marketing Service, located in Toronto, procures and markets carvings from Native artisans and is the largest Inuit art marketing service in Canada.

Crescent Multi Foods is a full-line produce distribution business that serves Northern and *NorthMart* stores in Manitoba and northern Ontario as well as third party customers in Winnipeg and the surrounding area.

Environment

The Company is subject to environmental regulation pursuant to federal, provincial and state legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances handled by the Company. A breach of such legislation may result in the imposition of fines and penalties. To ensure that the Company is in compliance with applicable environmental laws, the Director, Store Planning and Facility Services has been appointed as its Environmental Officer and he reports quarterly to the board of directors of the Company.

The Company is committed to meeting its responsibilities to protect the environment wherever it operates and annually budgets expenditures of both a capital and expense nature to meet of increasingly stringent laws relating to the protection of the environment. The Company believes it is in substantial compliance with applicable environmental laws and regulations and does not believe the expenditures will have a material effect on the Company's earnings.

Risk Factors

Risks affecting the Company, its business and the Units of the Fund include but are not limited to the following:

Risks Relating to the Units

Investment Eligibility and Foreign Property

There can be no assurance that the Units will continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans or that the Units will not be foreign property under the Tax Act. The Tax Act

imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units.

In addition, interest on the Subordinated Notes accrues at the Fund level for income tax purposes, whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund shall be distributed each year to Unitholders in order to reduce the Fund's taxable income to zero. Where interest payments on the Subordinated Notes are due but not paid in whole or in part to the Fund, the Declaration of Trust provides that additional Units must be distributed to Unitholders in lieu of cash distributions.

Unitholders will generally be required to include an amount equal to the fair market value of such Units into their taxable income, even though they may not receive a cash distribution.

Nature of Units

The Units do not represent a direct investment in the Company's business and should not be viewed by investors as shares in the Company. Holders of Units will not have the statutory rights normally associated with ownership of common shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are equity securities and debt instruments of the Company. The market price per Unit is expected to be a function of the Fund's anticipated distributable income and the growth in earnings per Unit generated by the Company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to liquidate their investments. Subordinated Notes or notes which may be distributed to holders of Units in connection with a redemption ("Redemption Notes"), will not be listed on any stock exchange and no established market is expected to develop for such securities. In addition, Subordinated Notes and Redemption Notes received as a result of a redemption of Units will not be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Cash redemptions are subject to limitations.

Distribution of Shares and Notes on Termination of the Fund

Upon termination of the Fund, the Trustees may distribute the assets of the Fund directly to the holders of Units, subject to obtaining all required regulatory approvals. The primary assets of the Fund are shares and notes of the Company which are not freely tradeable and are not currently listed on any stock exchange. In addition, the shares and notes of the Company are not qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans.

Cash Distributions Are Not Guaranteed and May Fluctuate with the Company's Performance

Although the Fund must distribute its net income to Unitholders (except net income which is determined by the Trustees to be required to satisfy any tax liability of the Fund), there can be no assurance regarding the amounts of income generated by the Fund or the Company, or that such distributions will be payable in cash. The Fund depends on interest and other payments from the Company to make its cash distributions. The Company's ability to service its debt and make other payments to the Fund will depend upon numerous factors, including profitability, third party debt service payments, fluctuations in working capital, interest rates, foreign currency exchange rates and capital expenditures and other factors beyond the control of the Fund and the Company. Cash distributions are not guaranteed and may fluctuate with the Company's performance.

Risks Relating to the Business

Government Spending

The Company's financial performance is dependent upon the prosperity of communities in northern Canada and Alaska. The economy in northern Canada is highly dependent on government spending through social benefits programs, health care, education and public works. The Alaskan economy also benefits from annual payments to residents from a permanent fund created from oil revenues over the past 20 years. Any decrease or change in timing in government spending or payments from the Alaska Permanent Fund could lead to decreased incomes and spending in local communities, which would have a material adverse effect on the Company's business, financial condition and results of operations.

Retail Industry and Economic Downturns

Approximately 35% of the Company's sales are in the general merchandise category. Although the Company's core customer is a lower income shopper with relatively stable income sources, the general merchandise category is sensitive to general economic conditions, consumer confidence and weather fluctuations. External factors which affect customer demand, and over which the Company exercises no influence, include interest rates, personal debt levels, unemployment rates and levels of personal disposable income. Economic growth has recently slowed in Canada and the United States and it is not possible to predict the length or severity of the slowdown. In a downturn, discounting by southern retailers may affect the pricing levels achievable by the Company in respect of general merchandise products. A recession or significant and prolonged decline in consumer spending could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, approximately 11% of the Company's stores are located in communities which are dependent on a single industry, such as fishing, mining or oil and gas extraction. A decline in the fortunes of the relevant industry would have a material adverse effect on the communities in which those stores are located and, in the aggregate, could have a material adverse effect on the Company's business, financial condition and results of operations.

Aboriginal Consumer Environment

A significant part of the Company's performance is directly dependent on its relations with Aboriginal communities and consumers. The failure of the Company to maintain good relations with the Aboriginal communities that it serves could have an adverse impact on the Company's business, financial condition and results of operation.

Competitive Environment

Despite the remoteness of its markets, the Company faces significant competition. The Company's outlets compete with stores operated by local village corporations, independent storeowners and co-operatives, some of which are associated with regional or national buying groups. These independent merchants maintain market share due to strong local loyalties and established customer relationships. All of the communities in which the Company operates have access to mail order catalogue, direct mail and internet services such as those provided by *Sears Canada Inc.* and *Wal-Mart*. In the larger communities in which the Company operates, the Company competes directly with other national or regional retailers such as *True Value*, *Fields*, *SAAN* and *I.G.A.* Moreover, approximately 22% of the Company's stores are located within three hours driving distance of small and medium sized urban centers that offer expanded shopping alternatives. The Company's financial performance and results of operations depend on its ability to continue to develop and implement strategies to compete with other retailers and to anticipate and respond to changing consumer preferences and merchandising trends in a timely manner.

Dependence on Key Personnel

The Company's success depends to a significant degree on its ability to attract and retain employees. Due to the vast geography and remoteness of the stores in which the Company operates, there is significant competition and limited numbers of experienced personnel, particularly at the store

management level. At the store level, the Company, like many other retailers, faces the challenge of high employee turnover. The Company's ability to minimize employee turnover is an important competitive factor and directly relates to the effectiveness of its store operations. The Company's failure to attract, motivate and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, the Company is dependent upon its officers and the loss of services of any number of the Company's officers could have a material adverse effect on the business, financial condition and results of operations.

New Business Strategies

The success of the Company's store expansion is dependent on a number of factors, including the availability of suitable store locations or acquisition opportunities, the successful negotiation of acceptable leases or acquisitions, the ability to manage the expansion of the store base, the ability to source inventory which meets the needs of the new stores, the development of adequate management information systems, the ability to recruit and train new managers and employees, the availability of capital and general economic and business conditions. The success of the Company's alliance strategy is dependent on a number of factors, such as the ability of the Company's alliance partners to source suitable merchandise, obtain volume discounts, manage inventory and deliver products in a timely manner and on the relationship between the Company and its alliance partners.

There can be no assurance that the Company will successfully implement its new business strategies or that, if implemented, the strategies will increase the Company's profitability.

Financial Services Business

The Company's financial services operations are an important part of its business. The Company is subject to the risk of customer defaults, particularly following a deterioration in the economy. The credit card industry is highly competitive and other credit card issuers may seek to expand or to enter the Company's markets. New federal, provincial and state laws and amendments to existing laws may be enacted to further regulate the credit card industry or to reduce finance charges or other fees or charges applicable to credit card accounts. A deterioration in the Company's financial services business could have a material adverse effect on the Company's business, financial condition and results of operations.

Supplier Arrangements

The Company is dependent on third parties for the manufacturing and supply of the products it sells. The Company places all of its orders for merchandise and food products by purchase order or personal data terminal and does not have any long-term agreements with any manufacturer or supplier. The Company's failure to maintain favourable relationships with manufacturers or suppliers could have a material adverse effect on the Company's business, financial condition and results of operations.

Interest Rate and Currency Fluctuations

The Company is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Increases in interest rates or increases in the value of the U.S. dollar in relation to the Canadian dollar would increase the Company's borrowing costs. Interest rate and exchange rate fluctuations are beyond the Company's control and there can be no assurance that such fluctuations will not have a material adverse effect on the Company's business, financial condition and results of operations.

Income Taxes

The Fund and the Company have complex corporate structures and financing arrangements. Provisions for income taxes and filings are based on assumptions that management and its tax advisors believe are appropriate but can be subject to review and challenge by tax authorities in Canada and the United States. Tax audits can be completed for periods of up to six years after the filing of returns. The tax provisions and assumptions may not be adequate if the tax authorities disagree with the positions taken

by the Fund and the Company and could result in reassessments of prior years which could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks of Refinancing

The Company's Senior Bonds, having an aggregate principal amount of $112.0 million, mature on August 28, 2002. In addition, the Company's operating lines of credit are renewed annually. There can be no assurance that the Company will be able to refinance such borrowings on favourable terms or at all.

Management of Inventory

Success in the retail industry is dependent upon a company's ability to manage its inventory of merchandise in proportion to the demand for such merchandise. A miscalculation of consumer demand for its products could result in the Company having excess inventory for some products and missed sales opportunities for others. Weak sales and resulting mark-downs and/or write-offs could impair the Company's profitability and have a material adverse effect on the Company's business, financial condition and results of operations.

Information Systems

Information systems play an important role in the support of the Company's core business processes, including merchandising, marketing and advertising, logistics, store operations, finance, human resources and store planning. The Company intends to make significant investments to implement a new point of sale computer system and to enhance existing management information systems. The Company's ability to maintain and upgrade its information systems capabilities will be important to its future business, financial condition and results of operations.

Dependence on Key Facilities

The Company currently operates three major distribution centres, two in Winnipeg and one in Anchorage. A serious disruption at any of these facilities due to fire, tornado or otherwise would have a material adverse effect on the Company's business, financial condition and results of operations.

Labour Issues

The Company is a party to one collective agreement that covers employees working in one store in Manitoba. The agreement periodically requires negotiations which could result in a labour disruption. However, the occurrence of a labour dispute in connection with this collective agreement is unlikely to adversely affect the Company in any material way.

Leases

The Company owns, directly or indirectly, the land and buildings associated with 130 stores. The remaining stores are generally held under long-term leases. The long-term nature of the leases may limit the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location.

Crude Oil and Other Energy Prices

Due to the vast geography of the Company's store network, transportation is an important element of its operations. The majority of stores are inaccessible by all-weather roads and the balance are relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, winter roads, trucks, rail and air. In addition, heating costs comprise a relatively significant portion of the Company's general overhead costs. An increase in the price of crude oil and other energy prices would increase the cost of supplying and heating the Company's stores. If these increased costs cannot be passed along to customers, such increases may have an adverse effect on the Company's business, financial condition and results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE FUND

2001 compared to 2000

Sales and Other Revenue

In the fiscal year ended, January 26, 2002, sales and other revenue increased to $704.0 million from $659.0 million in the prior fiscal year.

Canadian operations experienced a 5.9% increase with food sales gaining 7.1% and general merchandise sales increasing 3.5%. Revenues from Alaskan operations for the fiscal year ended January 26, 2002 were $171.7 million representing an increase of 9.9% over $156.3 million in the prior fiscal year.

Earnings

Net earnings were $29.0 million, compared to $28.1 million in the prior fiscal year. Earnings per Unit were $1.95 compared to earnings per Unit as of $1.89 in the prior fiscal year.

Canadian operations generated earnings before interest and taxes ("EBIT") of $41.0 million in the fiscal year ended January 26, 2002, a 14.1% increase compared to $36.0 million in the prior fiscal year. Alaskan operations generated EBIT of $6.8 million in the fiscal year ended January 26, 2002 compared to $6.4 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 26, 2002, net working capital was $127.9 million (excluding $112.0 million in bonds due in less than one year) representing an increase of 39.9% from $91.4 million at the prior fiscal year end. Accounts receivable of $65.9 million increased 15.8% during the fiscal year ended January 26, 2002. Inventories of $134.4 million in the fiscal year ended January 26, 2002 increased 9.3% over the prior fiscal year. Financing activities during the fiscal year ended January 26, 2002 generated a net cash outflow of $27.5 million compared to $21.0 million last year.

2000 compared to 1999

Sales and Other Revenue

In the fiscal year ended January 27, 2001, sales and other revenue increased to $659.0 million from $626.5 million in the prior fiscal year.

Canadian operations experienced a 5.1% increase with food sales gaining 5.6% and general merchandise sales increasing 2.5%. Revenues from Alaskan operations for the fiscal year ended January 27, 2001 were $156.3 million, an increase of 5.6% over $148.0 million in the prior fiscal year.

Earnings

Net earnings were $28.1 million, compared to $28.0 million in the prior fiscal year. Earnings per Unit were $1.89 compared to earnings per Unit of $1.86 in the prior fiscal year.

Canadian operations generated EBIT of $36.0 million in the fiscal year ended January 27, 2001, a 6.4% increase compared to $33.8 million in the prior fiscal year. Alaskan operations generated EBIT of $6.4 million compared to $6.0 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 27, 2001, net working capital was $91.4 million representing an increase of 9.2% from $83.7 million in the prior fiscal year. Accounts receivable of $56.9 million, increased 15.4% over the prior fiscal year. Inventories of $123.0 million increased 7.5% over the prior fiscal year.

Financing activities during the fiscal year ended January 27, 2001, generated a net cash outflow of $21.0 million.

1999 compared to 1998

Sales and Other Revenue

In the fiscal year ended January 29, 2000, sales and other revenue decreased to $626.5 million from $629.1 million in the prior fiscal year.

Canadian operations experienced a 3.1% decrease, with food sales gaining 1.5% and general merchandise sales decreasing 5.1%. Revenues from Alaskan operations for the fiscal year ended January 29, 2000, were $148.0 million, an increase of 9.5% over $135.1 million in the prior fiscal year.

Earnings

Net earnings were $28.0 million, compared to $16.1 in the prior fiscal year, which included an unusual charge of $20 million pretax as a result of a major repositioning of Canadian operations. Earnings per Unit were $1.86 compared to earnings per Unit of $1.08 in the prior fiscal year.

Canadian operations generated EBIUT of $33.8 million in the fiscal year ended January 29, 2000, a 7.1% decrease compared to $39.0 million in the prior fiscal year. Alaskan operations generated EBIT of $6.0 million compared to $3.8 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 29, 2000, net working capital was $83.7 million, representing a nominal change from $83.5 million from the prior fiscal year end. Accounts receivable of $49.2 million increased 4.9% during the fiscal year ended January 29, 2000. Inventories of $114.4 million remained flat as compared to the prior fiscal year. Financing activities during the fiscal year ended January 29, 2000, generated a net cash outflow of $18.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Fund's Management's Discussion and Analysis relating to the Fund's financial statements for the year ended January 26, 2002, which is contained on pages 4 through 19 of the Fund's 2001 Annual Report, is incorporated by reference and forms an integral part of this Annual Information Form.

MARKET FOR SECURITIES

Units of the Fund are listed on The Toronto Stock Exchange, trading as NWF.UN.

FUND DISTRIBUTION POLICY

The Declaration of Trust provides that the Trustees may declare payable to the Unitholders, on a quarterly basis, all or any part of the Company's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains for the period, and that, to the extent not previously declared payable by the Trustees, on December 31 of each year, an amount equal to the Fund's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains shall be payable automatically. The Fund's distributions generally must be made in cash, but all or part of a distribution may be payable in the form of additional Units where: (i) the Fund does not have cash in an amount sufficient to pay the full amount of the distribution in cash; (ii) cash distributions are not permitted by virtue of subordination agreements made with senior debtholders; or (iii) cash is payable in respect of Units tendered for redemption.

Quarterly distributions are paid on or about the 15th day of March, June, September and December in each year.

The Fund's net income to date has been derived primarily from its holding of the Subordinated Notes, which have an aggregate principal amount of $175 million and bear interest at the rate of 12.5% per year, Notes Receivable of $30 million and bear interest at the rate of 13.0% per year and dividends from common shares of the Company.

The directors of the Company have the discretion, but are not obligated, to distribute available cash by redemption of Preferred Shares or declaration of dividends on the Preferred Shares or Common Shares. In exercising their discretion, it is expected that the directors may consider, among other things: (i) the Company's targeted debt-to-equity ratio; (ii) the Company's debt rating; (iii) the Company's cash flow requirements for expansion and/or acquisition; and (iv) their assessment of the Company's business prospects.

TRUSTEES AND OFFICERS OF THE FUND

The name, municipality of residence, position and principal occupation of the Trustees and Officers of the Fund are as follows:

Name and Municipality of Residence	Trustee Since	Position Held	Principal Occupation
Ian Sutherland Oro Medonte, Ontario	1997	Trustee	Chairman, The North West Company Inc.
Kevin R. Bolt Winnipeg, Manitoba	1997	Trustee	Partner, Aikins, MacAulay & Thorvaldson
David G. Broadhurst Toronto, Ontario	1997	Trustee	President, Poynton Investments Limited
Gary V. Eggertson Winnipeg, Manitoba		Chief Financial Officer and Secretary	Vice-President, Chief Financial Officer and Secretary of the Company
Reinhard Sedlacek Winnipeg, Manitoba		Treasurer	Director, Planning and Treasury Services of the Company

DIRECTORS AND OFFICERS OF THE COMPANY

The name, municipality of residence, position and principal occupation of each of the Directors and Officers of the Company as at May 31, 2002 are as follows:

Directors

Name and Principal Occupation	Committees Executive (1) Governance (2) Audit (3) HR & Comp (4) Pension (5)	Municipality of Residence	Director Since	Units Beneficially Owned or Subject to Control or Direction
Donald A. Beaumont, President Beaumont & Associates	1,3,4	Don Mills, Ontario	1996	3,150
Frank Coleman, President & Chief Executive Officer Coleman Group of Companies	3,4	Corner Brook, Newfoundland	1999	111,400
Nellie Cournoyea, Chairperson and CEO Inuvialuit Regional Corporation	2,5	Inuvik, Northwest Territories	1996	450
Edward S. Kennedy, President and Chief Executive Officer, The North West Company Inc.	-	Winnipeg, Manitoba	1996	130,888
Gary J. Lukassen, Corporate Director	1,3,4	Mississauga, Ontario	1987	3,750
Keith Martell, Chairman First Nations Bank of Canada	3,4	Saskatoon, Saskatchewan	2000	2,000
Stanley McKay, Co-Director, Dr. Jessie Saulteaux Resource Centre	4, 5	Gladstone, Manitoba	1994	450
James G. Oborne, Chairman, Westgate Capital Management Corporation	1,2,5	Winnipeg, Manitoba	1987	55,000
T. Iain Ronald, Corporate Director	1,2,5	Toronto, Ontario	1987	21,540
Ian Sutherland, Chairman, The North West Company Inc.	1,5	Oro Medonte, Ontario	1978	477,953

[1] Member of the Executive Committee
[2] Member of Corporate Governance and Nominating Committee
[3] Member of the Audit Committee
[4] Member of the Human Resources and Compensation Committee
[5] Member of the Pension Committee

Officers

Name and Principal Occupation	Municipality of Residence	Officer Since	Units Beneficially Owned or Subject to Control or Direction
Ian Sutherland, Chairman of the Board	Oro Medonte, Ontario	1978	477,953
Edward S. Kennedy, President and Chief Executive Officer	Winnipeg, Manitoba	1989	130,888
Gary V. Eggertson, Vice-President, Chief Financial Officer	Winnipeg, Manitoba	1987	34,993
Scott F. Findlay, Vice-President, Food Marketing	Winnipeg, Manitoba	1999	29,900
Leonard G. Flett, Vice-President, Store Development and Public Affairs	Winnipeg, Manitoba	1998	13,800
Carl A McKay, Vice-President, Sales and Operations, Traders Division	Winnipeg, Manitoba	1998	36,620
Karen J. Milani, Vice-President, Human Resources	Winnipeg, Manitoba	2000	18,265
James B. Mitchell, Vice-President, General Merchandise Marketing	Winnipeg, Manitoba	1999	22,100
David J. Preddy, Vice-President, Sales & Operations, Merchants Division	Winnipeg, Manitoba	1999	30,663
Paul G. Smith, Vice-President, Logistics & Supply Chain Services	Winnipeg, Manitoba	2000	5,269

All of the Trustees and Officers of the Fund and all of the Directors and Officers of the Company have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

From June 1998 to July 2001, David Broadhurst was President, Reeve Court Insurance Limited. From April 1996 to May 1998, he was an investment banker with First Marathon Securities Limited.

On December 19, 2000, Keith Martell, Chairman, First Nations Bank of Canada, became a Director of the Company. From March 1995, to June 1998, he was the Executive Director of Finance for the Federation of Saskatchewan Indian Nations.

Ian Sutherland was President of MCAP Inc. from September 1998, to August 2000.

Gary J. Lukassen retired as Executive Vice-President and Chief Financial Officer, The Hudson's Bay Company in March 2001.

Prior to June 1998, Kevin Bolt was a Partner of Pitblado & Hoskin.

Scott F. Findlay joined the Company on August 1, 1999. Prior to joining the Company Scott was Vice President for Silcorp Limited.

James B. Mitchell joined the Company on September 20, 1999. Prior to joining NWC Jim was National Manager, Licensed Businesses with The Hudson's Bay Company.

David J. Preddy joined the Company on November 8, 1999. Prior to this appointment David had over 24 years experience of store sales & operations with Loeb food stores and Sobey's.

Karen J. Milani became Vice President, Human Resources effective April 7, 2000. She previously held the position of Director, Employee & Organizational Development with the Company.

Paul G. Smith became Vice President, Logistics & Supply Chain Services effective August 7, 2000. Prior to this appointment he held the position of Director, Special Projects, responsible for the Company's Reprofiling initiative.

The term of office of each of the Trustees of the Fund and the Directors of the Company expires at the next Annual Meeting of the Fund.

Trustees and Officers of the Fund and Directors and Officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 6.33% of the outstanding Units of the Fund as of the date of this report.

ADDITIONAL INFORMATION

The Fund will provide to any persons, upon request to the Vice-President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Fund's securities, the following:

(i) one copy of the most recent Annual Information Form of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference into such Annual Information Form;

(ii) one copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular of the Fund in respect of its most recent annual meeting of Unitholders that involved the election of Trustees of the Fund and Directors of the Company, or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above.

At any other time, one copy of the above documents referred to in paragraphs (i), (ii), (iii) and (iv) shall be provided upon request to the Vice-President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Additional information including Trustees', Directors' and Officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Fund's information circular for its most recent annual meeting of Unitholders that involved the election of Trustees and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

21


ENTERPRISING
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COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

PRESS RELEASE

FOR IMMEDIATE RELEASE

QUARTERLY CASH DISTRIBUTION DECLARED

WINNIPEG - August 1, 2002 – The Trustees of North West Company Fund (the "Fund") today declared a quarterly cash distribution of $0.375 per unit payable September 15, 2002, to unitholders of record on August 15, 2002.

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 176 stores under a number of trading names, including *Northern, NorthMart* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

Contacts for this press release:
Gary Eggertson (204) 934-1503
Linda Peever (204) 934-1504

or visit on-line at www.northwest.ca

J2


ENTERPRISING
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COMPANY
NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

The North West Company Inc. Closes U.S.$65,000,000 5.89% Senior Note Offering; Finalizes Secured Credit Facilities

WINNIPEG - August 27, 2002 – The North West Company Inc. (the "Company"), a wholly-owned subsidiary of North West Company Fund, announced today that it has closed an offering of U.S.$65,000,000 5.89% Senior Notes due June 15, 2009. Concurrently, the Company has finalized the terms of secured credit facilities with two Canadian Chartered Banks in the aggregate amount of up to $85,000,000.

"We are pleased to have completed long-term refinancing and bank refinancing at a very attractive interest rate, especially compared to larger borrowers. We view this as a positive indicator of our balance sheet strength and our proven earnings track record", said President and CEO, Edward Kennedy.

The net proceeds of the Senior Note offering together with funds drawn from the secured credit facilities will be used to retire the existing subordinated bonds of the Company in the aggregate amount of approximately CDN$119,000,000 including interest thereon, which Bonds will mature on August 28, 2002.

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 176 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

Contacts for this press release:
Gary Eggertson (204) 934-1503
Linda Peever (204) 934-1504
or visit on-line at www.northwest.ca

(23)

MATERIAL CHANGE REPORT

ITEM 1: REPORTING ISSUER

North West Company Fund (the "Fund")

ITEM 2: DATE OF MATERIAL CHANGE

August 27, 2002

ITEM 3: PRESS RELEASE

A press release was issued by the Fund on August 27, 2002, a copy of which is annexed hereto as Schedule "A".

ITEM 4: SUMMARY OF MATERIAL CHANGE

The North West Company Inc. (the "Company"), a wholly-owned subsidiary of the Fund, closed a private placement offering of U.S.$65,000,000 5.89% Senior Notes due June 15, 2009. Concurrently, the Company finalized the terms of secured credit facilities with two Canadian Chartered Banks in the aggregate amount of up to $85,000,000.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

The Company, a wholly-owned subsidiary of the Fund, closed a private placement offering of U.S.$65,000,000 5.89% Senior Notes due June 15, 2009. Concurrently, the Company finalized the terms of secured credit facilities with two Canadian Chartered Banks in the aggregate amount of up to $85,000,000.

The net proceeds of the Senior Note offering together with funds drawn from the secured credit facilities will be used to retire the existing subordinated bonds of the Company in the aggregate amount of approximately CDN$119,000,000 including interest thereon, which Bonds matured on August 28, 2002.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICERS

For further information, please contact Mr. Gary Eggertson, Secretary and Chief Financial Officer of the Fund, at (204) 934-1503.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 28th day of August, 2002.

Signed "Gary Eggertson"

Gary Eggertson, Vice-President,
Secretary and Chief Financial Officer

Schedule "A"

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

The North West Company Inc. Closes U.S.$65,000,000 5.89% Senior Note Offering; Finalizes Secured Credit Facilities

WINNIPEG - August 27, 2002 – The North West Company Inc. (the "Company"), a wholly-owned subsidiary of North West Company Fund, announced today that it has closed an offering of U.S.$65,000,000 5.89% Senior Notes due June 15, 2009. Concurrently, the Company has finalized the terms of secured credit facilities with two Canadian Chartered Banks in the aggregate amount of up to $85,000,000.

"We are pleased to have completed long-term refinancing and bank refinancing at a very attractive interest rate, especially compared to larger borrowers. We view this as a positive indicator of our balance sheet strength and our proven earnings track record", said President and CEO, Edward Kennedy.

The net proceeds of the Senior Note offering together with funds drawn from the secured credit facilities will be used to retire the existing subordinated bonds of the Company in the aggregate amount of approximately CDN$119,000,000 including interest thereon, which Bonds will mature on August 28, 2002.

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 176 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

Contacts for this press release:
Gary Eggertson (204) 934-1503
Linda Peever (204) 934-1504
or visit on-line at www.northwest.ca


ENTERPRISING
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24

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND
SECOND QUARTER RESULTS CONFERENCE CALL

Winnipeg, September 6, 2002: North West Company Fund (the "Fund") will release its second quarter results on Thursday, September 12, 2002. In conjunction with the release, The North West Company will host a conference call.

Event: North West Company Fund 2002 Second Quarter Results Conference Call

When: Thursday, September 12, 2002 at 3:00 p.m. Eastern

How: To access the call, please dial 1-800-355-4959 or 416-695-9705 a few minutes in advance.

The conference call will be archived and can be accessed by dialing 1-800-509-0081 or 416-695-9728. This archive will be available until September 19, 2002. The conference call will also be archived at www.northwest.ca.

Participants: Ian Sutherland, Chairman
Edward Kennedy, President & CEO
Gary Eggertson, Vice-President, CFO & Secretary

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 176 stores under a number of trading names, including *Northern, NorthMart*, *Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Gary Eggertson, Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email geggertson@northwest.ca

or visit on-line at www.northwest.ca

(25)


COMPANY
NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS SECOND QUARTER RESULTS"

Winnipeg, September 12, 2002: North West Company Fund (the "Fund") today reported 2002 second quarter earnings for the period ended July 27, 2002.

CONSOLIDATED RESULTS

The North West Company Fund reported second quarter consolidated revenues to July 27, 2002 of $186.6 million, up 7.7% (up 3.5% on a same store basis) from 2001. Second quarter earnings finished at $9.1 million, up 28.9% compared to $7.1 million in 2001. Earnings per unit were $0.57 compared to $0.48 last year, up 18.8% after taking into account the sale of 1.4 million treasury units in December 2001.

Trading profits or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 3.7% in the second quarter. Interest expenses were reduced by 46.3% versus last year due to lower short term borrowing rates, reduced debt levels as a result of the equity issue last December and reductions in Canadian general merchandise inventory levels during the quarter. Earnings before taxes were $12.4 million, up 19.7% over last year's second quarter.

Income taxes were in line with expectations and lower as a rate to pre-tax earnings due to a non-recurring charge of $700,000 taken last year in the second quarter to recognize a change in the future income tax asset values as a result of reductions in the provincial tax rates.

Year-to-date revenues at $358.8 million were 7.4% (2.6% on a same store basis) over last year. Consolidated earnings were up 28.1% to $15.4 million ($0.96 per unit) compared to $12.0 million or ($0.82 per unit) last year. Trading profits were $34.0 million, up $1.4 million or 4.3% over last year.

"During the second quarter we maintained solid earnings growth while moving forward on building block initiatives that will deliver results over the next five years. These include our alliance activities, store level systems and training and our Giant Tiger store venture," said Edward Kennedy, President & CEO.

CANADIAN OPERATIONS

Canadian sales were $139.1 million for the quarter, up 5.9% (2.9% on a same store basis) from last year. Trading profits for the quarter were $16.2 million and up 0.1% over last year.

Food sales improved over the first quarter with an increase of 3.9% (up 3.1% on a same store basis). Food inflation continues to be less of a factor this year and there is more price deflation due to a higher sales blend of value SKUs, introduced through a sourcing partnership with *Giant Tiger Stores Limited* announced last year. Other factors affecting food sales were disruptions caused by the renovation and expansion of one of our largest food stores in Canada and increased local competition in a limited number of other markets. The transition to a distribution arrangement with *A. de la Chevrotiere Ltee.* to supply the Company's stores in eastern Canada was completed in July.

General merchandise performance was mixed in the quarter with core merchandise sales up 3.4% (up 2.4% on a same stores basis). Sales of transportation goods such as all terrain vehicles, snowmobiles and accessories were very strong due to the late arrival of spring. In the second quarter, sales were negatively affected in both furniture and seasonal apparel due to product flow disruptions related to the sourcing alliances with *Dufresne Furniture* and *Giant Tiger Stores Limited.* Furniture sales rebounded strongly in August. Seasonal apparel and toys, both largely sourced through Giant Tiger, are expected to recover beginning in the third quarter.

Core Canadian gross profit rates were down from last year due to lower initial margins as a result of the higher blend of low margin categories and increased clearance activity to reduce stock levels. Expenses for the quarter were well controlled. Administration costs rose at a higher rate compared to the prior year due to increased transition support activity required by the Company's alliance activities. The Company's pension expense will increase 41% this year to $1.5 million and is expected to increase to $1.8 million over the next three years due to more conservative return on asset assumptions for the future.

The Company's two Giant Tiger stores exceeded planned sales and contribution margin levels for the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales were $30.8 million for the quarter, up 12.2% (up 6.5% on a same stores basis) from last year.

AC's retail stores food sales were up 9.6% (up 6.8% on a same stores basis) and general merchandise sales were up 6.9% (up 5.7% on a same stores basis). Sales were strongest in AC's small store group where market consolidations made last year and continued higher operating standards have contributed to market share gains. Sales at AC's wholesale business, Frontier Expeditors ("FE"), were up 50.0% in the quarter. This increase was split between new account growth and the addition of tobacco products to FE's sales base after being discontinued in 2001 due to a punitive municipal tax that has since been repealed.

AC's trading profit for the quarter was $2,189,000 compared to $1,761,000 last year, an increase of $428,000 or 24.3%.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the second quarter were $428.9 million compared to $435.0 million last year and $432.0 million at the end of the last fiscal year. Cash balances were down by 16.7% from last year due to continued emphasis on reducing cash requirements in the stores and cash in transit. Accounts receivable at $63.5 million have been reduced from year-end balances but are $5.1 million or 8.8% over last year due to increased use of extended term accounts to finance

big ticket purchases and continued higher band receivables compared to 2001. Canadian inventory levels finished the quarter at 6.6% below last year with general merchandise inventories reduced by 20.0%. This was offset by higher food inventories in Canada due to more product shipped on winter roads and by higher inventory levels at AC. The future income tax asset has been reduced from the beginning of the year balance due to strong pre-tax earnings for the first six months of the year which was less than last year due to the recovery of the US tax loss carryforwards and the recovery of the tax losses carry forwards from Canadian operations as explained in the annual report.

The decrease in bank advances and short-term notes from last year was mainly due to the equity issue in December 2001. The $112.0 million in bonds issued in 1995 were repaid on August 28, 2002 from the proceeds of the new US$65 million senior notes and bank lines of credit. The net liability for bonds due within one year of $9.8 million due in August was reported as a current liability at the end of July.

Capital expenditures were $4.7 million in the quarter and mainly related to the upgrading of the Inuvik, NT store to a NorthMart format, the replacement store in Kashechewan, ON and general expenditures on computer equipment, fixtures and equipment for store operations.

The weighted average number of units outstanding for the quarter was 16,013,000 compared to 14,691,000 last year. Cash distributions were paid to unitholders on June 15th of $0.375 per unit compared to $0.36 per unit last year.

OTHER HIGHLIGHTS

- The North West Company Inc. (the "Company" or "NWC") entered into a 30-year master franchise agreement that grants NWC the exclusive right to open and operate Giant Tiger stores in western Canada. *Giant Tiger Stores Limited* will provide product sourcing, merchandising, systems and administration support to NWC's Giant Tiger stores in return for a royalty based on sales. NWC's exclusivity rights require that a minimum number of NWC's Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. The Company's third Giant Tiger store is scheduled to open in downtown Winnipeg at the end of October 2002.

- The Company successfully completed the refinancing of its long-term bonds and bank debt in August by issuing US$65,000,000 5.89% senior notes due June 15, 2009 and finalizing secured credit facilities with two Canadian chartered banks in the aggregate amount of up to $85,000,000. The net proceeds of the senior note offering together with funds drawn from the secured credit facilities were used to retire the existing bonds of the Company that matured on August 28, 2002.

- The Company announced that it will be closing its Northcan food warehouse in Winnipeg and consolidating this activity into its general merchandise distribution centre. Annual cost savings are estimated at $1 million after expiry of the Northcan lease in mid-2004. These cost savings will result from the Company's alliance strategy of partnering with leading, non-competing retailers for the sourcing and distribution of select merchandise lines previously handled internally. The transfer of all food distribution activities will be completed by November 2002.

- A quarterly cash distribution of $0.375 per unit will be made on September 15, 2002. The final distribution for 2002 will be made on December 15, 2002.

* * * * * * * * * * * * * * * * * *

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 176 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Gary Eggertson, Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email geggertson@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of Canadian dollars)

	July 27 2002	July 28 2001	January 26 2002
ASSETS			
Current assets			
Cash	**$ 9,647**	$ 11,579	$ 8,884
Accounts receivable	**63,485**	58,374	65,867
Future income taxes	**6,878**	1,906	8,171
Inventories	**136,809**	140,846	134,392
Prepaid expenses	**3,243**	2,827	1,500
	220,062	215,532	218,814
Capital assets	**189,693**	192,233	194,025
Future income taxes	**9,295**	17,123	9,358
Other assets	**9,806**	10,087	9,836
	$ 428,856	$ 434,975	$ 432,033
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 28,891**	$ 60,410	$ 26,037
Accounts payable and accrued	**55,338**	55,289	57,849
Income taxes payable	**1,755**	665	3,079
Bonds due within one year (Note 2)	**9,781**	-	112,000
Current portion of long-term debt	**2,084**	1,715	3,910
	97,849	118,079	202,875
Long-term debt (Note 2)	**111,357**	123,996	9,634
	209,206	242,075	212,509
EQUITY			
Capital (Note 4)	**162,035**	145,526	165,205
Retained earnings	**52,457**	42,954	49,142
Cumulative currency translation adjustments	**5,158**	4,420	5,177
	219,650	192,900	219,524
	$ 428,856	$ 434,975	$ 432,033

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended July 27 2002	13 Weeks Ended July 28 2001	**26 Weeks Ended July 27 2002**	26 Weeks Ended July 28 2001
SALES AND OTHER REVENUE				
Canadian operations	**$ 139,077**	$ 131,291	**$ 268,981**	$ 254,977
Alaskan operations	**47,536**	42,017	**89,865**	78,989
	$ 186,613	$ 173,308	**$ 358,846**	$ 333,966
Cost of sales, selling and administrative expenses				
Canadian operations	**$(122,857)**	$(115,080)	**$(239,863)**	$(226,138)
Alaskan operations	**(44,128)**	(39,308)	**(85,031)**	(75,266)
Earnings before interest, income taxes and amortization				
Canadian operations	**16,220**	16,211	**29,118**	28,839
Alaskan operations	**3,408**	2,709	**4,834**	3,723
Amortization				
Canadian operations	**(4,820)**	(4,878)	**(9,666)**	(9,623)
Alaskan operations	**(893)**	(824)	**(1,806)**	(1,656)
EARNINGS BEFORE INTEREST & INCOME TAXES	**13,915**	13,218	**22,480**	21,283
Interest	**(1,554)**	(2,896)	**(3,109)**	(5,920)
Earnings before income taxes	**12,361**	10,322	**19,371**	15,363
Provision for income taxes (Note 3)	**(3,217)**	(3,229)	**(3,961)**	(3,333)
EARNINGS FOR THE PERIOD	**9,144**	*7,093*	**15,410**	*12,030*
Retained earnings, beginning of period	**49,360**	41,150	**49,142**	41,502
Distributions	**(6,047)**	(5,289)	**(12,095)**	(10,578)
RETAINED EARNINGS, END OF PERIOD	**$ 52,457**	$ 42,954	**$ 52,457**	$ 42,954
EARNINGS PER UNIT, BASIC AND DILUTED	**$ 0.57**	$ 0.48	**$ 0.96**	$ 0.82
Weighted Average Number of Units Outstanding (000's)	**16,013**	14,691	**16,064**	14,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt

On August 27, 2002 the Company's $112,000,000 bond issue was refinanced by a private placement of senior notes in the amount of US$65,000,000 (approx. C$102,000,000) and the utilization of operating lines of credit. The senior notes carry an interest rate of 5.89% payable semi-annually on June 15 and December 15 beginning December 2002. The senior notes mature on June 15, 2009 with no prepayments of principal prior to June 15, 2007. On June 15 of each of the years 2007 and 2008, the Company shall be required to make a mandatory prepayment of principal equal to 20% of the original principal amount of the senior notes with the balance due at maturity. The weighted average life will be approximately 6.2 years. The Company may at any time, upon at least 30 days notice, prepay all or part of the senior notes at par plus accrued interest plus a make-whole premium.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Capital

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 171,500 units of the Company with a quoted value at July 27, 2002 of $3,170,000. Loans receivable at July 27, 2002 of $3,170,000 are recorded as a reduction of capital. Additional loans will be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

5. Net Identifiable Assets (in thousands of Canadian dollars)	**July 27 2002**	July 28 2001
Canadian operations	**$ 288,583**	$ 300,986
Alaskan operations	**83,180**	78,035

6. Commitments and Contingencies

On July 10, 2002 the Company signed a 30-year master franchise agreement with Giant Tiger Stores Limited, based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. To date the Company has opened two Giant Tiger stores located in Thompson and Winnipeg, Manitoba.

7. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended July 27 2002	13 Weeks Ended July 28 2001	**26 Weeks Ended July 27 2002**	26 Weeks Ended July 28 2001
CASH PROVIDED BY (USED IN)				
Operating Activities				
Earnings for the period	**$ 9,144**	$ 7,093	**$ 15,410**	$ 12,030
Non-cash items				
Amortization	**5,713**	5,702	**11,472**	11,279
Future income taxes	**1,459**	3,102	**1,313**	2,955
Amortization of bond warrant proceeds and interest rate fixing payment	**(312)**	(312)	**(623)**	(623)
Gain on disposal of capital assets	**(142)**	(173)	**(132)**	(173)
Cash flow from operations	**15,862**	15,412	**27,440**	25,468
Change in other non-cash items	**(3,522)**	(8,586)	**(6,406)**	(14,001)
Operating activities	**12,340**	6,826	**21,034**	11,467
Investing Activities				
Purchase of capital assets	**(4,692)**	(5,510)	**(8,365)**	(8,304)
Proceeds from sale of capital assets	**229**	195	**736**	195
Investing activities	**(4,463)**	(5,315)	**(7,629)**	(8,109)
Financing Activities				
Change in bank advances and short-term notes	**(5,118)**	140	**2,963**	10,431
Repayment of long-term debt	**(167)**	(118)	**(340)**	(220)
Purchase of units for unit purchase loan plan	**(1,274)**	-	**(3,170)**	-
Distributions	**(6,047)**	(5,289)	**(12,095)**	(10,578)
Financing activities	**(12,606)**	(5,267)	**(12,642)**	(367)
CHANGE IN CASH	**(4,729)**	(3,756)	**763**	2,991
Cash, beginning of period	**14,376**	15,335	**8,884**	8,588
CASH, END OF PERIOD	**$ 9,647**	$ 11,579	**$ 9,647**	$ 11,579
Supplemental Disclosure of Cash Flow Information				
Cash paid during the period for				
Interest expense	**$ 325**	$ 1,151	**$ 4,380**	$ 7,246
Income taxes	**3,841**	142	**4,115**	332


ENTERPRISING
THE
COMPANY
NORTH WEST

(26)

NORTH WEST COMPANY FUND

2002 SECOND QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported second quarter consolidated revenues to July 27, 2002 of $186.6 million, up 7.7% (up 3.5% on a same store basis) from 2001. Second quarter earnings finished at $9.1 million, up 28.9% compared to $7.1 million in 2001. Earnings per unit were $0.57 compared to $0.48 last year, up 18.8% after taking into account the sale of 1.4 million treasury units in December 2001.

Trading profits or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 3.7% in the second quarter. Interest expenses were reduced by 46.3% versus last year due to lower short term borrowing rates, reduced debt levels as a result of the equity issue last December and reductions in Canadian general merchandise inventory levels during the quarter. Earnings before taxes were $12.4 million, up 19.7% over last year's second quarter.

Income taxes were in line with expectations and lower as a rate to pre-tax earnings due to a non-recurring charge of $700,000 taken last year in the second quarter to recognize a change in the future income tax asset values as a result of reductions in the provincial tax rates.

Year-to-date revenues at $358.8 million were 7.4% (2.6% on a same store basis) over last year. Consolidated earnings were up 28.1% to $15.4 million ($0.96 per unit) compared to $12.0 million or ($0.82 per unit) last year. Trading profits were $34.0 million, up $1.4 million or 4.3% over last year.

CANADIAN OPERATIONS

Canadian sales were $139.1 million for the quarter, up 5.9% (2.9% on a same store basis) from last year. Trading profits for the quarter were $16.2 million and up 0.1% over last year.

Food sales improved over the first quarter with an increase of 3.9% (up 3.1% on a same store basis). Food inflation continues to be less of a factor this year and there is more price deflation due to a higher sales blend of value SKUs, introduced through a sourcing partnership with *Giant Tiger Stores Limited* announced last year. Other factors affecting food sales were disruptions caused by the renovation and expansion of one of our largest food stores in Canada and increased local competition in a limited number of other markets. The transition to a distribution arrangement with *A. de la Chevrotiere Ltee.* to supply the Company's stores in eastern Canada was completed in July.

General merchandise performance was mixed in the quarter with core merchandise sales up 3.4% (up 2.4% on a same stores basis). Sales of transportation goods such as all terrain vehicles, snowmobiles and accessories were very strong due to the late arrival of spring. In the second

quarter, sales were negatively affected in both furniture and seasonal apparel due to product flow disruptions related to the sourcing alliances with *Dufresne Furniture* and *Giant Tiger Stores Limited.* Furniture sales rebounded strongly in August. Seasonal apparel and toys, both largely sourced through Giant Tiger, are expected to recover beginning in the third quarter.

Core Canadian gross profit rates were down from last year due to lower initial margins as a result of the higher blend of low margin categories and increased clearance activity to reduce stock levels. Expenses for the quarter were well controlled. Administration costs rose at a higher rate compared to the prior year due to increased transition support activity required by the Company's alliance activities. The Company's pension expense will increase 41% this year to $1.5 million and is expected to increase to $1.8 million over the next three years due to more conservative return on asset assumptions for the future.

The Company's two Giant Tiger stores exceeded planned sales and contribution margin levels for the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales were $30.8 million for the quarter, up 12.2% (up 6.5% on a same stores basis) from last year.

AC's retail stores food sales were up 9.6% (up 6.8% on a same stores basis) and general merchandise sales were up 6.9% (up 5.7% on a same stores basis). Sales were strongest in AC's small store group where market consolidations made last year and continued higher operating standards have contributed to market share gains. Sales at AC's wholesale business, Frontier Expeditors ("FE"), were up 50.0% in the quarter. This increase was split between new account growth and the addition of tobacco products to FE's sales base after being discontinued in 2001 due to a punitive municipal tax that has since been repealed.

AC's trading profit for the quarter was $2,189,000 compared to $1,761,000 last year, an increase of $428,000 or 24.3%.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the second quarter were $428.9 million compared to $435.0 million last year and $432.0 million at the end of the last fiscal year. Cash balances were down by 16.7% from last year due to continued emphasis on reducing cash requirements in the stores and cash in transit. Accounts receivable at $63.5 million have been reduced from year-end balances but are $5.1 million or 8.8% over last year due to increased use of extended term accounts to finance big ticket purchases and continued higher band receivables compared to 2001. Canadian inventory levels finished the quarter at 6.6% below last year with general merchandise inventories reduced by 20.0%. This was offset by higher food inventories in Canada due to more product shipped on winter roads and by higher inventory levels at AC. The future income tax asset has been reduced from the beginning of the year balance due to strong pre-tax earnings for the first six months of the year which was less than last year due to the recovery of the US tax loss carryforwards and the recovery of the tax losses carry forwards from Canadian operations as explained in the annual report.

The decrease in bank advances and short-term notes from last year was mainly due to the equity issue in December 2001. The $112.0 million in bonds issued in 1995 were repaid on August 28,

2002 from the proceeds of the new US$65 million senior notes and bank lines of credit. The net liability for bonds due within one year of $9.8 million due in August was reported as a current liability at the end of July.

Capital expenditures were $4.7 million in the quarter and mainly related to the upgrading of the Inuvik, NT store to a NorthMart format, the replacement store in Kashechewan, ON and general expenditures on computer equipment, fixtures and equipment for store operations.

The weighted average number of units outstanding for the quarter was 16,013,000 compared to 14,691,000 last year. Cash distributions were paid to unitholders on June 15th of $0.375 per unit compared to $0.36 per unit last year.

OTHER HIGHLIGHTS

- The North West Company Inc. (the "Company" or "NWC") entered into a 30-year master franchise agreement that grants NWC the exclusive right to open and operate Giant Tiger stores in western Canada. *Giant Tiger Stores Limited* will provide product sourcing, merchandising, systems and administration support to NWC's Giant Tiger stores in return for a royalty based on sales. NWC's exclusivity rights require that a minimum number of NWC's Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. The Company's third Giant Tiger store is scheduled to open in downtown Winnipeg at the end of October 2002.

- The Company successfully completed the refinancing of its long-term bonds and bank debt in August by issuing US$65,000,000 5.89% senior notes due June 15, 2009 and finalizing secured credit facilities with two Canadian chartered banks in the aggregate amount of up to $85,000,000. The net proceeds of the senior note offering together with funds drawn from the secured credit facilities were used to retire the existing bonds of the Company that matured on August 28, 2002.

- The Company announced that it will be closing its Northcan food warehouse in Winnipeg and consolidating this activity into its general merchandise distribution centre. Annual cost savings are estimated at $1 million after expiry of the Northcan lease in mid-2004. These cost savings will result from the Company's alliance strategy of partnering with leading, non-competing retailers for the sourcing and distribution of select merchandise lines previously handled internally. The transfer of all food distribution activities will be completed by November 2002.

- A quarterly cash distribution of $0.375 per unit will be made on September 15, 2002. The final distribution for 2002 will be made on December 15, 2002.

On behalf of the Trustees and the Board of Directors:

Signed "Ian Sutherland"	Signed "Edward Kennedy"
Ian Sutherland Chairman	Edward S. Kennedy President and Chief Executive Officer

September 12, 2002, Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of Canadian dollars)

	July 27 2002	July 28 2001	January 26 2002
ASSETS			
Current assets			
Cash	**$ 9,647**	$ 11,579	$ 8,884
Accounts receivable	**63,485**	58,374	65,867
Future income taxes	**6,878**	1,906	8,171
Inventories	**136,809**	140,846	134,392
Prepaid expenses	**3,243**	2,827	1,500
	220,062	215,532	218,814
Capital assets	**189,693**	192,233	194,025
Future income taxes	**9,295**	17,123	9,358
Other assets	**9,806**	10,087	9,836
	$ 428,856	$ 434,975	$ 432,033
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 28,891**	$ 60,410	$ 26,037
Accounts payable and accrued	**55,338**	55,289	57,849
Income taxes payable	**1,755**	665	3,079
Bonds due within one year (Note 2)	**9,781**	-	112,000
Current portion of long-term debt	**2,084**	1,715	3,910
	97,849	118,079	202,875
Long-term debt (Note 2)	**111,357**	123,996	9,634
	209,206	242,075	212,509
EQUITY			
Capital (Note 4)	**162,035**	145,526	165,205
Retained earnings	**52,457**	42,954	49,142
Cumulative currency translation adjustments	**5,158**	4,420	5,177
	219,650	192,900	219,524
	$ 428,856	$ 434,975	$ 432,033

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended July 27 2002	13 Weeks Ended July 28 2001	**26 Weeks Ended July 27 2002**	26 Weeks Ended July 28 2001
SALES AND OTHER REVENUE				
Canadian operations	**$ 139,077**	$ 131,291	**$ 268,981**	$ 254,977
Alaskan operations	**47,536**	42,017	**89,865**	78,989
	$ 186,613	$ 173,308	**$ 358,846**	$ 333,966
Cost of sales, selling and administrative expenses				
Canadian operations	**$(122,857)**	$(115,080)	**$(239,863)**	$(226,138)
Alaskan operations	**(44,128)**	(39,308)	**(85,031)**	(75,266)
Earnings before interest, income taxes and amortization				
Canadian operations	**16,220**	16,211	**29,118**	28,839
Alaskan operations	**3,408**	2,709	**4,834**	3,723
Amortization				
Canadian operations	**(4,820)**	(4,878)	**(9,666)**	(9,623)
Alaskan operations	**(893)**	(824)	**(1,806)**	(1,656)
EARNINGS BEFORE INTEREST & INCOME TAXES	**13,915**	13,218	**22,480**	21,283
Interest	**(1,554)**	(2,896)	**(3,109)**	(5,920)
Earnings before income taxes	**12,361**	10,322	**19,371**	15,363
Provision for income taxes (Note 3)	**(3,217)**	(3,229)	**(3,961)**	(3,333)
EARNINGS FOR THE PERIOD	**9,144**	7,093	**15,410**	12,030
Retained earnings, beginning of period	**49,360**	41,150	**49,142**	41,502
Distributions	**(6,047)**	(5,289)	**(12,095)**	(10,578)
RETAINED EARNINGS, END OF PERIOD	**$ 52,457**	$ 42,954	**$ 52,457**	$ 42,954
EARNINGS PER UNIT, BASIC AND DILUTED	**$ 0.57**	$ 0.48	**$ 0.96**	$ 0.82
Weighted Average Number of Units Outstanding (000's)	**16,013**	14,691	**16,064**	14,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt

On August 27, 2002 the Company's $112,000,000 bond issue was refinanced by a private placement of senior notes in the amount of US$65,000,000 (approx. C$102,000,000) and the utilization of operating lines of credit. The senior notes carry an interest rate of 5.89% payable semi-annually on June 15 and December 15 beginning December 2002. The senior notes mature on June 15, 2009 with no prepayments of principal prior to June 15, 2007. On June 15 of each of the years 2007 and 2008, the Company shall be required to make a mandatory prepayment of principal equal to 20% of the original principal amount of the senior notes with the balance due at maturity. The weighted average life will be approximately 6.2 years. The Company may at any time, upon at least 30 days notice, prepay all or part of the senior notes at par plus accrued interest plus a make-whole premium.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Capital

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 171,500 units of the Company with a quoted value at July 27, 2002 of $3,170,000. Loans receivable at July 27, 2002 of $3,170,000 are recorded as a reduction of capital. Additional loans will be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

5. Net Identifiable Assets (in thousands of Canadian dollars)	**July 27 2002**	July 28 2001
Canadian operations	**$ 288,583**	$ 300,986
Alaskan operations	**83,180**	78,035

6. Commitments and Contingencies

On July 10, 2002 the Company signed a 30-year master franchise agreement with Giant Tiger Stores Limited, based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. To date the Company has opened two Giant Tiger stores located in Thompson and Winnipeg, Manitoba.

7. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended July 27 2002	13 Weeks Ended July 28 2001	**26 Weeks Ended July 27 2002**	26 Weeks Ended July 28 2001
CASH PROVIDED BY (USED IN)				
Operating Activities				
Earnings for the period	**$ 9,144**	$ 7,093	**$ 15,410**	$ 12,030
Non-cash items				
Amortization	**5,713**	5,702	**11,472**	11,279
Future income taxes	**1,459**	3,102	**1,313**	2,955
Amortization of bond warrant proceeds and interest rate fixing payment	**(312)**	(312)	**(623)**	(623)
Gain on disposal of capital assets	**(142)**	(173)	**(132)**	(173)
Cash flow from operations	**15,862**	15,412	**27,440**	25,468
Change in other non-cash items	**(3,522)**	(8,586)	**(6,406)**	(14,001)
Operating activities	**12,340**	6,826	**21,034**	11,467
Investing Activities				
Purchase of capital assets	**(4,692)**	(5,510)	**(8,365)**	(8,304)
Proceeds from sale of capital assets	**229**	195	**736**	195
Investing activities	**(4,463)**	(5,315)	**(7,629)**	(8,109)
Financing Activities				
Change in bank advances and short-term notes	**(5,118)**	140	**2,963**	10,431
Repayment of long-term debt	**(167)**	(118)	**(340)**	(220)
Purchase of units for unit purchase loan plan	**(1,274)**	-	**(3,170)**	-
Distributions	**(6,047)**	(5,289)	**(12,095)**	(10,578)
Financing activities	**(12,606)**	(5,267)	**(12,642)**	(367)
CHANGE IN CASH	**(4,729)**	(3,756)	**763**	2,991
Cash, beginning of period	**14,376**	15,335	**8,884**	8,588
CASH, END OF PERIOD	**$ 9,647**	$ 11,579	**$ 9,647**	$ 11,579
Supplemental Disclosure of Cash Flow Information				
Cash paid during the period for				
Interest expense	**$ 325**	$ 1,151	**$ 4,380**	$ 7,246
Income taxes	**3,841**	142	**4,115**	332

For more information contact Gary Eggertson, Vice President & CFO at
Phone (204) 934-1503 Fax: (204) 934-1455 Email: geggertson@northwest.ca
Call 1 (800) 563-0002 toll free in Canada
Web Site: www.northwest.ca

(27)

03 JUN 30 AM 7:21


ENTERPRISING
THE COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

I, GARY V. EGGERTSON, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2002 second quarter report to unitholders for the period ended July 27, 2002, was mailed on September 13, 2002, by first-class mail, to unitholders of record on September 5, 2002.

DATED at Winnipeg, Manitoba, this 13th day of September 2002.

Signed "Gary V. Eggertson"

Gary V. Eggertson


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

PRESS RELEASE

FOR IMMEDIATE RELEASE

QUARTERLY CASH DISTRIBUTION DECLARED

WINNIPEG - November 4, 2002 – The Trustees of North West Company Fund (the "Fund") today declared a quarterly cash interest distribution of $0.435 per unit payable December 15, 2002 to unitholders of record on November 15, 2002. This brings the total cash distributions for 2002 to $1.56.

The fourth quarter distribution will include an extra $0.06 as a result of additional interest income accrued to the end of the 2002 on a note issued by The North West Company Inc. to the Fund on December 31, 2001.

Quarterly distributions are expected to increase to $0.39 per quarter in 2003, subject to review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc. at the next meeting scheduled for December 11, 2002.

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 177 stores under a number of trading names, including *Northern, NorthMart* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

Contacts for this press release:
Gary Eggertson (204) 934-1503
Linda Peever (204) 934-1504

or visit on-line at www.northwest.ca

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: NORTH WEST COMPANY FUND

TSX SYMBOL: NWF.UN

December 3, 2002

North West Company Fund Third Quarter Results Conference Call

WINNIPEG, MANITOBA--North West Company Fund (the "Fund") will release its third quarter results on Wednesday, December 11, 2002. In conjunction with the release, The North West Company will host a conference call.

/T/

Event:	North West Company Fund 2002 Third Quarter Results Conference Call
When:	Wednesday, December 11, 2002 at 3:00 p.m. Eastern
How:	To access the call, please dial 1-888-334-7880 or 416-695-9707 a few minutes in advance. The conference call will be archived and can be accessed by dialing 1-888-509-0082 or 416-695-9728. This archive will be available until December 18, 2002. The conference call will also be archived at www.northwest.ca.
Participants:	Ian Sutherland, Chairman Edward Kennedy, President & CEO Gary Eggertson, Vice-President, CFO & Secretary

/T/

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 177 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its Selections catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

The North West Company
Edward Kennedy
President & CEO
(204) 934-1482
(204) 934-1317 (fax)
ekennedy@northwest.ca

OR

The North West Company
Gary Eggertson
Vice-President, CFO and Secretary
(204) 934-1503
(204) 934-1455 (fax)
geggertson@northwest.ca
or visit on-line at www.northwest.ca

INDUSTRY: RTD
SUBJECT: ERN

-0-

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS THIRD QUARTER RESULTS"

Winnipeg, December 11, 2002: North West Company Fund (the "Fund") today reported 2002 third quarter earnings for the period ended October 26, 2002.

CONSOLIDATED RESULTS

The North West Company Fund reported third quarter consolidated revenues to October 26, 2002 of $185.8 million, an increase of 6.0% (up 3.8% on a same store basis) from 2001. Third quarter earnings finished at $8.9 million, up 20.6% compared to $7.4 million in 2001. Earnings per unit were $0.56 compared to $0.50 last year, up 12.0% after taking into account the issue of 1.4 million treasury units in December 2001.

Trading profits[1] or earnings before interest, income taxes, depreciation and amortization (EBITDA) at $18.0 million increased 3.3% in the third quarter. Interest expenses decreased by 29.9% versus last year due to lower borrowing rates and reduced debt levels as a result of the equity issue last December and lower Canadian inventory levels during the quarter. Earnings before taxes were $10.6 million, up 17.6% over last year's third quarter.

Income taxes increased 4.5% in the quarter versus last year.

Year-to-date revenues at $544.7 million increased 7.0% (3.0% on a same store basis) over last year. Consolidated earnings were up 25.2% to 24.3 million ($1.52 per unit) compared to $19.4 million or ($1.32 per unit) last year. Trading profits were $51.9 million, up $2.0 million or 3.9% over last year.

"Canadian sales led our third quarter performance, as we picked up momentum heading into Christmas. Expense control and gains in streamlining our inventory helped our

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net income (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

bottom line growth. Alaska was a big plus considering the drop in this year's Permanent Fund Dividend paid to Alaskan residents," said Edward Kennedy, President & CEO. "We continue to make progress on alliances, store capability and our *Giant Tiger* store roll-out, three longer term activities that we are investing in to drive growth in the future," Mr. Kennedy added.

CANADIAN OPERATIONS

Canadian sales were $138.0 million for the quarter, an increase of 6.6% (4.6% on a same store basis) from last year. Trading profits for the quarter were $13.9 million and up 0.1% over last year.

Food sales met expectations for the quarter, increasing 7.9% (4.7% on a same store basis). Food inflation, with the exception of tobacco, continues to have less impact compared to last year due in part to a higher sales blend of lower priced value brand sales. Sales performance was strongest in fresh food categories of deli, meats, produce and bakery. Tobacco sales increased 23.8% in dollars and were down 4.6% in units due to the increased taxes assessed against these products this year.

General merchandise showed significant improvement in the quarter with sales up 6.1% (4.3% on a same stores basis). In Northern/NorthMart stores, home furnishing sales were up 9.7% mainly due to gains from a sourcing arrangement with our alliance partner, *Dufresne Furniture and Appliances.* Apparel sales were up 5.6% led by men's apparel, which was up 10.6%. The Company's alliance with *Giant Tiger Stores Limited* helped to achieve these results. A three store test with *Radio Shack* has been discontinued in favour of partnering with a consolidated group of electronics vendors. Toys and seasonal items were the weakest division, down 3.6% during the third quarter due to poor sales in the first two months. This was partially caused by delayed merchandise receipts related to the dockworkers strike on the west coast.

Canadian gross profit increased by only 3.9%, which was below plan. Higher general merchandise markdowns were taken as the Company continued to rebalance and streamline inventory so that full advantage can be taken of quicker merchandise flows from alliance partners. Mark-ups were less than plan due to temporary problems in transitioning to lower price point merchandise sourced from alliance partners. Large commercial sales also had a dampening effect on gross profit rates in the quarter. These margin pressures are expected to continue through the fourth quarter with improvement expected in early 2003.

Core business expenses for the quarter were well controlled with an increase of 1.0% over the prior year.

Other factors affecting Canadian trading profit performance were lower contributions from the Company's non-core operations and costs incurred to merge two warehouse facilities in Winnipeg. The latter initiative is expected to generate annual cost savings of $1 million by mid-2004.

The Company successfully opened its third *Giant Tiger* store on October 25th in Winnipeg. The *Giant Tiger* stores exceeded planned sales and contribution margin levels for the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales were $30.4 million for the quarter, increasing by 3.5% (up 0.1% on a same stores basis) from last year.

AC's retail stores food sales were up 3.9% (3.0% on a same stores basis) and general merchandise sales were down 7.7% (-7.9% on a same stores basis). Three external factors affected general merchandise sales. The first was a 17% reduction in the Alaska Permanent Fund ("APF") dividend from $1,852 to $1,542 per recipient in October as a result of the weak APF investment performance over the last two years. The dividend is based on the APF's average earnings over five years and it is expected to face more downward pressure next year. The second factor was the mailing of cheques later in the month and into the fourth quarter. This timing was similar to last year but was expected to be earlier in 2002. The third factor was unusually warm fall weather with temperatures remaining above freezing and very little snowfall throughout much of rural Alaska until well into November.

Food sales continued to provide revenue stability accounting for 77% of the sales blend and delivering sales increases though the quarter while maintaining margins. Sales at AC's wholesale business, Frontier Expeditors ("FE"), were up 28.7% in the quarter. This increase was split between new account growth and the non-comparable sales of tobacco products, which were temporarily discontinued last year due to a punitive municipal tax that has since been repealed.

AC's trading profit for the quarter increased from $2.3 million to $2.6 million up $0.3 million or 14.7%. Expenses were tightly controlled and were flat with last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the third quarter were $424.8 million compared to $441.7 million last year and $432.0 million at the end of the last fiscal year. Cash balances were down by 35.0% from last year due to continued emphasis on working capital management and a new program that provides incentives to managers to reduce cash requirements in the stores and cash in transit. Accounts receivable at $58.6 million have been reduced from year-end balances of $65.9 million but are $4.0 million or 7.2% over last year. Inventory levels were $10.0 million or 6.8% less than last year. Canadian inventory levels finished the quarter at $11.3 million or 9.2% below last year with general merchandise inventories reduced by 15.9% due to increased emphasis on eliminating slow moving stock and improvements made to the supply chain through work with alliance partners. Alaskan inventories were 5.5% higher than last year with the increase primarily in home furnishings and transportation products, which are expected to sell through in the fourth quarter. Capital assets are down due to reduced capital expenditures primarily as a result of the delayed rollout of the replacement of in-store point of sale systems.

The reduction in bank advances and short-term notes from last year was mainly due to the equity issue in December 2001. The bank advances were increased from January 2002 to finance the difference between the proceeds from the new notes of $100.8 million and the retired bonds of $112 million that were repaid on August 28, 2002. Accounts payable and accrued expenses were down due to reduced accrued interest, lower payables and the reduction of provisions related to closure of the food warehouse.

On August 27, 2002 the Company completed the issue of new long-term senior notes for US$65 million at 5.89%. Repayments of 20% of the original amount of the note are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. The Company has designated US$45 million of its new senior US dollar notes as a hedge against its US dollar investment in Alaska Commercial Company. A swap was completed on September 11, 2002 to convert US$14 million from fixed to floating at three-month London Interbank Offered Rate (LIBOR) plus 1.87%. On November 7, 2002, US$20 million fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at three months Canadian Banker's Acceptance rate plus 2.99%. This leaves US$31 million of the original note fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spreads.

The weighted average number of units outstanding for the quarter was 15,954,000 compared to 14,691,000 last year. Cash distributions were paid to unitholders on September 15th of $0.375 per unit compared to $0.36 per unit last year.

UNITHOLDER DISTRIBUTIONS

A fourth cash distribution for 2002 of $0.435 per unit will be made on December 15, 2002 for total distributions in 2002 of $1.56, up 4% from 2001. It is expected that total distributions for 2003 will also be at $1.56 and will be evenly distributed at rate of $0.39 per quarter.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 177 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Gary Eggertson, Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email geggertson@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands of Canadian dollars)

	Oct. 26 2002	Oct. 27 2001	Jan. 26 2002
ASSETS			
Current assets			
Cash	$ 9,950	$ 15,296	$ 8,884
Accounts receivable	58,645	54,689	65,867
Future income taxes	6,193	2,446	8,171
Inventories	138,458	148,507	134,392
Prepaid expenses	2,491	1,735	1,500
	215,737	222,673	218,814
Capital assets	188,173	193,606	194,025
Future income taxes	10,014	15,176	9,358
Other assets	10,906	10,294	9,836
	$ 424,830	$ 441,749	$ 432,033
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 39,075	$ 68,350	$ 26,037
Accounts payable and accrued	48,776	51,105	57,849
Income taxes payable	1,817	515	3,079
Bonds due within one year (Note 2)	-	112,000	112,000
Current portion of long-term debt	1,808	3,676	3,910
	91,476	235,646	202,875
Long-term debt (Note 2)	110,780	11,068	9,634
	202,256	246,714	212,509
EQUITY			
Capital (Note 4)	161,805	145,526	165,205
Retained earnings	55,314	45,050	49,142
Cumulative currency translation adjustments	5,455	4,459	5,177
	222,574	195,035	219,524
	$ 424,830	$ 441,749	$ 432,033

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended Oct. 26 2002	13 Weeks Ended Oct. 27 2001	39 Weeks Ended Oct. 26 2002	39 Weeks Ended Oct. 27 2001
SALES AND OTHER REVENUE				
Canadian operations	$ 138,043	$ 129,494	$ 407,024	$ 384,471
Alaskan operations	47,768	45,766	137,633	124,755
	$ 185,811	$ 175,260	$ 544,657	$ 509,226
Cost of sales, selling and administrative expenses				
Canadian operations	$ (124,181)	$ (115,643)	$ (364,044)	$ (341,781)
Alaskan operations	(43,676)	(42,233)	(128,707)	(117,499)
Earnings before interest, income taxes and amortization				
Canadian operations	13,862	13,851	42,980	42,690
Alaskan operations	4,092	3,533	8,926	7,256
Amortization				
Canadian operations	(4,558)	(4,893)	(14,224)	(14,516)
Alaskan operations	(935)	(849)	(2,741)	(2,505)
EARNINGS BEFORE INTEREST & INCOME TAXES	12,461	11,642	34,941	32,925
Interest	(1,817)	(2,594)	(4,926)	(8,514)
Earnings before income taxes	10,644	9,048	30,015	24,411
Provision for income taxes (Note 3)	(1,740)	(1,664)	(5,701)	(4,997)
EARNINGS FOR THE PERIOD	8,904	7,384	24,314	19,414
Retained earnings, beginning of period	52,457	42,954	49,142	41,502
Distributions	(6,047)	(5,288)	(18,142)	(15,866)
RETAINED EARNINGS, END OF PERIOD	$ 55,314	$ 45,050	$ 55,314	$ 45,050
EARNINGS PER UNIT, BASIC AND DILUTED	$ 0.56	$ 0.50	$ 1.52	$ 1.32
Weighted Average Number of Units Outstanding (000's)	15,954	14,691	16,027	14,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures
These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt
On August 27, 2002 the Company's $112,000,000 bond issue was refinanced by a private placement of senior notes in the amount of US$65,000,000 (C$100,841,000) and the utilization of operating lines of credit. The senior notes carry an interest rate of 5.89% payable semi-annually on June 15 and December 15 beginning December 2002. The senior notes mature on June 15, 2009 with no prepayments of principal prior to June 15, 2007. On June 15 of each of the years 2007 and 2008, the Company shall be required to make a mandatory prepayment of principal equal to 20% of the original principal amount of the senior notes with the balance due at maturity. The weighted average life will be approximately 6.2 years. The Company may at any time, upon at least 30 days notice, prepay all or part of the senior notes at par plus accrued interest plus a make-whole premium.

3. Income Taxes
Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Capital
During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of the Company with a quoted value at October 26, 2002 of $3,569,140. Loans receivable at October 26, 2002 of $3,399,892 are recorded as a reduction of capital. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

5. Net Identifiable Assets (in thousands of Canadian dollars)

	Oct. 26 2002	Oct. 27 2001
Canadian operations	$ 289,390	$ 306,167
Alaskan operations	84,847	83,961

6. Commitments and Contingencies
On July 10, 2002 the Company signed a 30-year master franchise agreement with Giant Tiger Stores Limited, based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. To date the Company has opened three Giant Tiger stores, with one located in Thompson and the other two in Winnipeg, Manitoba.

7. Comparative Amounts
The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended Oct. 26 2002	13 Weeks Ended Oct. 27 2001	39 Weeks Ended Oct. 26 2002	39 Weeks Ended Oct. 27 2001
CASH PROVIDED BY (USED IN)				
Operating Activities				
Earnings for the period	$ 8,904	$ 7,384	$ 24,314	$ 19,414
Non-cash items				
Amortization	5,493	5,742	16,965	17,021
Future income taxes	(48)	1,499	1,265	4,454
Amortization of deferred financing costs	(70)	(312)	(693)	(935)
Loss (Gain) on disposal of capital assets	(662)	18	(794)	(155)
Cash flow from operations	13,617	14,331	41,057	39,799
Change in other non-cash items	(1,489)	(7,366)	(7,895)	(21,367)
Operating activities	12,128	6,965	33,162	18,432
Investing Activities				
Purchase of capital assets	(4,257)	(6,011)	(12,622)	(14,315)
Proceeds from sale of capital assets	1,091	248	1,827	443
Investing activities	(3,166)	(5,763)	(10,795)	(13,872)
Financing Activities				
Change in bank advances and short-term notes	10,198	7,940	13,161	18,371
Repayment of long-term debt	(206)	(137)	(546)	(357)
Repayment of bonds	(112,000)	-	(112,000)	-
Proceeds from issuance of senior notes	100,841	-	100,841	-
Deferred senior notes issue costs	(1,215)	-	(1,215)	-
Net purchase of units for unit purchase loan plan	(230)	-	(3,400)	-
Distributions	(6,047)	(5,288)	(18,142)	(15,866)
Financing activities	(8,659)	2,515	(21,301)	2,148
CHANGE IN CASH	303	3,717	1,066	6,708
Cash, beginning of period	9,647	11,579	8,884	8,588
CASH, END OF PERIOD	$ 9,950	$ 15,296	$ 9,950	$ 15,296
Supplemental Disclosure of Cash Flow Information				
Cash paid during the period for				
Interest expense	$ 3,571	$ 5,255	$ 7,951	$ 12,501
Income taxes	1,591	413	5,706	745

31

2002 THIRD QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported third quarter consolidated revenues to October 26, 2002 of $185.8 million, an increase of 6.0% (up 3.8% on a same store basis) from 2001. Third quarter earnings finished at $8.9 million, up 20.6% compared to $7.4 million in 2001. Earnings per unit were $0.56 compared to $0.50 last year, up 12.0% after taking into account the issue of 1.4 million treasury units in December 2001.

Trading profits[1] or earnings before interest, income taxes, depreciation and amortization (EBITDA) at $18.0 million increased 3.3% in the third quarter. Interest expenses decreased by 29.9% versus last year due to lower borrowing rates and reduced debt levels as a result of the equity issue last December and lower Canadian inventory levels during the quarter. Earnings before taxes were $10.6 million, up 17.6% over last year's third quarter.

Income taxes increased 4.5% in the quarter versus last year.

Year-to-date revenues at $544.7 million increased 7.0% (3.0% on a same store basis) over last year. Consolidated earnings were up 25.2% to $24.3 million ($1.52 per unit) compared to $19.4 million or ($1.32 per unit) last year. Trading profits were $51.9 million, up $2.0 million or 3.9% over last year.

CANADIAN OPERATIONS

Canadian sales were $138.0 million for the quarter, an increase of 6.6% (4.6% on a same store basis) from last year. Trading profits for the quarter were $13.9 million and up 0.1% over last year.

Food sales met expectations for the quarter, increasing 7.9% (4.7% on a same store basis). Food inflation, with the exception of tobacco, continues to have less impact compared to last year due in part to a higher sales blend of lower priced value brand sales. Sales performance was strongest in fresh food categories of deli, meats, produce and bakery. Tobacco sales increased 23.8% in dollars and were down 4.6% in units due to the increased taxes assessed against these products this year.

General merchandise showed significant improvement in the quarter with sales up 6.1% (4.3% on a same stores basis). In Northern/NorthMart stores, home furnishing sales were up 9.7% mainly due to gains from a sourcing arrangement with our alliance partner, *Dufresne Furniture and Appliances.* Apparel sales were up 5.6% led by men's apparel, which was up 10.6%. The Company's alliance with *Giant Tiger Stores Limited* helped to achieve these results. A three store test with *Radio Shack* has been discontinued in favour of partnering with a consolidated group of electronics vendors. Toys and seasonal items were the weakest division, down 3.6% during the third quarter due to poor sales in the first two months. This was partially caused by delayed merchandise receipts related to the dockworkers strike on the west coast.

Canadian gross profit increased by only 3.9%, which was below plan. Higher general merchandise markdowns were taken as the Company continued to rebalance and streamline inventory so that full

---

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net income (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

advantage can be taken of quicker merchandise flows from alliance partners. Mark-ups were less than plan due to temporary problems in transitioning to lower price point merchandise sourced from alliance partners. Large commercial sales also had a dampening effect on gross profit rates in the quarter. These margin pressures are expected to continue through the fourth quarter with improvement expected in early 2003.

Core business expenses for the quarter were well controlled with an increase of 1.0% over the prior year.

Other factors affecting Canadian trading profit performance were lower contributions from the Company's non-core operations and costs incurred to merge two warehouse facilities in Winnipeg. The latter initiative is expected to generate annual cost savings of $1 million by mid-2004.

The Company successfully opened its third *Giant Tiger* store on October 25th in Winnipeg. The *Giant Tiger* stores exceeded planned sales and contribution margin levels for the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales were $30.4 million for the quarter, increasing by 3.5% (up 0.1% on a same stores basis) from last year.

AC's retail stores food sales were up 3.9% (3.0% on a same stores basis) and general merchandise sales were down 7.7% (-7.9% on a same stores basis). Three external factors affected general merchandise sales. The first was a 17% reduction in the Alaska Permanent Fund ("APF") dividend from $1,852 to $1,542 per recipient in October as a result of the weak APF investment performance over the last two years. The dividend is based on the APF's average earnings over five years and it is expected to face more downward pressure next year. The second factor was the mailing of cheques later in the month and into the fourth quarter. This timing was similar to last year but was expected to be earlier in 2002. The third factor was unusually warm fall weather with temperatures remaining above freezing and very little snowfall throughout much of rural Alaska until well into November.

Food sales continued to provide revenue stability accounting for 77% of the sales blend and delivering sales increases though the quarter while maintaining margins. Sales at AC's wholesale business, Frontier Expeditors ("FE"), were up 28.7% in the quarter. This increase was split between new account growth and the non-comparable sales of tobacco products, which were temporarily discontinued last year due to a punitive municipal tax that has since been repealed.

AC's trading profit for the quarter increased from $2.3 million to $2.6 million up $0.3 million or 14.7%. Expenses were tightly controlled and were flat with last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the third quarter were $424.8 million compared to $441.7 million last year and $432.0 million at the end of the last fiscal year. Cash balances were down by 35.0% from last year due to continued emphasis on working capital management and a new program that provides incentives to managers to reduce cash requirements in the stores and cash in transit. Accounts receivable at $58.6 million have been reduced from year-end balances of $65.9 million but are $4.0 million or 7.2% over last year. Inventory levels were $10.0 million or 6.8% less than last year. Canadian inventory levels finished the quarter at $11.3 million or 9.2% below last year with general merchandise inventories reduced by 15.9% due to increased emphasis on eliminating slow moving stock and improvements made to the supply chain through work with alliance partners. Alaskan inventories were 5.5% higher than last year with the increase primarily in home furnishings and transportation products, which are expected to sell through in the fourth quarter. Capital assets are

down due to reduced capital expenditures primarily as a result of the delayed rollout of the replacement of in-store point of sale systems.

The reduction in bank advances and short-term notes from last year was mainly due to the equity issue in December 2001. The bank advances were increased from January 2002 to finance the difference between the proceeds from the new notes of $100.8 million and the retired bonds of $112 million that were repaid on August 28, 2002. Accounts payable and accrued expenses were down due to reduced accrued interest, lower payables and the reduction of provisions related to closure of the food warehouse.

On August 27, 2002 the Company completed the issue of new long-term senior notes for US$65 million at 5.89%. Repayments of 20% of the original amount of the note are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. The Company has designated US$45 million of its new senior US dollar notes as a hedge against its US dollar investment in Alaska Commercial Company. A swap was completed on September 11, 2002 to convert US$14 million from fixed to floating at three-month London Interbank Offered Rate (LIBOR) plus 1.87%. On November 7, 2002, US$20 million fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at three months Canadian Banker's Acceptance rate plus 2.99%. This leaves US$31 million of the original note fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spreads.

The weighted average number of units outstanding for the quarter was 15,954,000 compared to 14,691,000 last year. Cash distributions were paid to unitholders on September 15th of $0.375 per unit compared to $0.36 per unit last year.

UNITHOLDER DISTRIBUTIONS

A fourth cash distribution for 2002 of $0.435 per unit will be made on December 15, 2002 for total distributions in 2002 of $1.56, up 4% from 2001. It is expected that total distributions for 2003 will *also be at $1.56 and will be evenly distributed at rate of $0.39 per quarter.*

On behalf of the Trustees and the Board of Directors:





Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

December 11, 2002 Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of Canadian dollars)

	Oct. 26 2002	Oct. 27 2001	Jan. 26 2002
ASSETS			
Current assets			
Cash	$ 9,950	$ 15,296	$ 8,884
Accounts receivable	58,645	54,689	65,867
Future income taxes	6,193	2,446	8,171
Inventories	138,458	148,507	134,392
Prepaid expenses	2,491	1,735	1,500
	215,737	222,673	218,814
Capital assets	188,173	193,606	194,025
Future income taxes	10,014	15,176	9,358
Other assets	10,906	10,294	9,836
	$ 424,830	$ 441,749	$ 432,033
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 39,075	$ 68,350	$ 26,037
Accounts payable and accrued	48,776	51,105	57,849
Income taxes payable	1,817	515	3,079
Bonds due within one year (Note 2)	-	112,000	112,000
Current portion of long-term debt	1,808	3,676	3,910
	91,476	235,646	202,875
Long-term debt (Note 2)	110,780	11,068	9,634
	202,256	246,714	212,509
EQUITY			
Capital (Note 4)	161,805	145,526	165,205
Retained earnings	55,314	45,050	49,142
Cumulative currency translation adjustments	5,455	4,459	5,177
	222,574	195,035	219,524
	$ 424,830	$ 441,749	$ 432,033

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended Oct. 26 2002	13 Weeks Ended Oct. 27 2001	39 Weeks Ended Oct. 26 2002	39 Weeks Ended Oct. 27 2001
SALES AND OTHER REVENUE				
Canadian operations	**$ 138,043**	$ 129,494	**$ 407,024**	$ 384,471
Alaskan operations	**47,768**	45,766	**137,633**	124,755
	$ 185,811	$ 175,260	**$ 544,657**	$ 509,226
Cost of sales, selling and administrative expenses				
Canadian operations	**$ (124,181)**	$ (115,643)	**$ (364,044)**	$ (341,781)
Alaskan operations	**(43,676)**	(42,233)	**(128,707)**	(117,499)
Earnings before interest, income taxes and amortization				
Canadian operations	**13,862**	13,851	**42,980**	42,690
Alaskan operations	**4,092**	3,533	**8,926**	7,256
Amortization				
Canadian operations	**(4,558)**	(4,893)	**(14,224)**	(14,516)
Alaskan operations	**(935)**	(849)	**(2,741)**	(2,505)
EARNINGS BEFORE INTEREST & INCOME TAXES	**12,461**	11,642	**34,941**	32,925
Interest	**(1,817)**	(2,594)	**(4,926)**	(8,514)
Earnings before income taxes	**10,644**	9,048	**30,015**	24,411
Provision for income taxes (Note 3)	**(1,740)**	(1,664)	**(5,701)**	(4,997)
EARNINGS FOR THE PERIOD	**8,904**	7,384	**24,314**	19,414
Retained earnings, beginning of period	**52,457**	42,954	**49,142**	41,502
Distributions	**(6,047)**	(5,288)	**(18,142)**	(15,866)
RETAINED EARNINGS, END OF PERIOD	**$ 55,314**	$ 45,050	**$ 55,314**	$ 45,050
EARNINGS PER UNIT, BASIC AND DILUTED	**$ 0.56**	$ 0.50	**$ 1.52**	$ 1.32
Weighted Average Number of Units Outstanding (000's)	**15,954**	14,691	**16,027**	14,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2001 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2001 Annual Report.

2. Long-Term Debt

On August 27, 2002 the Company's $112,000,000 bond issue was refinanced by a private placement of senior notes in the amount of US$65,000,000 (C$100,841,000) and the utilization of operating lines of credit. The senior notes carry an interest rate of 5.89% payable semi-annually on June 15 and December 15 beginning December 2002. The senior notes mature on June 15, 2009 with no prepayments of principal prior to June 15, 2007. On June 15 of each of the years 2007 and 2008, the Company shall be required to make a mandatory prepayment of principal equal to 20% of the original principal amount of the senior notes with the balance due at maturity. The weighted average life will be approximately 6.2 years. The Company may at any time, upon at least 30 days notice, prepay all or part of the senior notes at par plus accrued interest plus a make-whole premium.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Capital

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of the Company with a quoted value at October 26, 2002 of $3,569,140. *Loans receivable at October 26, 2002 of $3,399,892 are recorded as a reduction of capital. Additional loans may be made on an annual basis over the next four years.* The maximum value of the loans under the plan will not exceed $7,500,000.

5. Net Identifiable Assets *(in thousands of Canadian dollars)*

	Oct. 26 2002	Oct. 27 2001
Canadian operations	$ 289,390	$ 306,167
Alaskan operations	84,847	83,961

6. Commitments and Contingencies

On July 10, 2002 the Company signed a 30-year master franchise agreement with Giant Tiger Stores Limited, based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. To date the Company has opened three Giant Tiger stores, with one located in Thompson and the other two in Winnipeg, Manitoba.

7. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of Canadian dollars)

	13 Weeks Ended Oct. 26 2002	13 Weeks Ended Oct. 27 2001	**39 Weeks Ended Oct. 26 2002**	39 Weeks Ended Oct. 27 2001
CASH PROVIDED BY (USED IN)				
Operating Activities				
Earnings for the period	**$ 8,904**	$ 7,384	**$ 24,314**	$ 19,414
Non-cash items				
Amortization	**5,493**	5,742	**16,965**	17,021
Future income taxes	**(48)**	1,499	**1,265**	4,454
Amortization of deferred financing costs	**(70)**	(312)	**(693)**	(935)
Loss (Gain) on disposal of capital assets	**(662)**	18	**(794)**	(155)
Cash flow from operations	**13,617**	14,331	**41,057**	39,799
Change in other non-cash items	**(1,489)**	(7,366)	**(7,895)**	(21,367)
Operating activities	**12,128**	6,965	**33,162**	18,432
Investing Activities				
Purchase of capital assets	**(4,257)**	(6,011)	**(12,622)**	(14,315)
Proceeds from sale of capital assets	**1,091**	248	**1,827**	443
Investing activities	**(3,166)**	(5,763)	**(10,795)**	(13,872)
Financing Activities				
Change in bank advances and short-term notes	**10,198**	7,940	**13,161**	18,371
Repayment of long-term debt	**(206)**	(137)	**(546)**	(357)
Repayment of bonds	**(112,000)**	-	**(112,000)**	-
Proceeds from issuance of senior notes	**100,841**	-	**100,841**	-
Deferred senior notes issue costs	**(1,215)**	-	**(1,215)**	-
Net purchase of units for unit purchase loan plan	**(230)**	-	**(3,400)**	-
Distributions	**(6,047)**	(5,288)	**(18,142)**	(15,866)
Financing activities	**(8,659)**	2,515	**(21,301)**	2,148
CHANGE IN CASH	**303**	3,717	**1,066**	6,708
Cash, beginning of period	**9,647**	11,579	**8,884**	8,588
CASH, END OF PERIOD	**$ 9,950**	$ 15,296	**$ 9,950**	$ 15,296
Supplemental Disclosure of Cash Flow Information				
Cash paid during the period for				
Interest expense	**$ 3,571**	$ 5,255	**$ 7,951**	$ 12,501
Income taxes	**1,591**	413	**5,706**	745

32


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

I, GARY V. EGGERTSON, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2002 third quarter report to unitholders for the period ended October 26, 2002, was mailed on December 12, 2002, by first-class mail, to unitholders of record on December 4, 2002, or made available by electronic communication (in accordance with National Policy 11-201).

DATED at Winnipeg, Manitoba, this 12th day of December 2002.

Signed "Gary V. Eggertson"

Gary V. Eggertson

33


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

QUARTERLY CASH DISTRIBUTION DECLARED

WINNIPEG - December 24, 2002 – The Trustees of North West Company Fund (the "Fund") today declared a quarterly cash distribution of $0.39 per unit to unitholders of record on January 7, 2003, distributable on March 15, 2003.

Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 177 stores under a number of trading names, including *Northern, NorthMart*, *Giant Tiger* and *AC Value Center*, and provides catalogue-shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

Contacts for this press release:
Gary Eggertson (204) 934-1503
Linda Peever (204) 934-1504

or visit on-line at www.northwest.ca


ENTERPRISING
THE
COMPANY
NORTH WEST

(34)

NORTH WEST COMPANY FUND

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND files application for an Order of Rectification "

Winnipeg, January 16, 2003: North West Company Fund (the "Fund") today reported that it has filed an application (the "Application") with the Court of Queen's Bench of Manitoba in Winnipeg for an Order of Rectification with respect to the Declaration of Trust that created the Fund as of January 31,1997.

The purpose of the Application is to correct certain inconsistencies between the wording of the Declaration of Trust and the Plan of Arrangement approved by the shareholders of The North West Company Inc. on March 21, 1997 relating to the Fund's accounting and tax administration. It is not expected that the Application will have a material impact on the business or the earnings of the Fund.

****

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 178 stores under a number of trading names, including *Northern, NorthMart*, *Giant Tiger* and *AC Value Center*, and provides catalogue-shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Gary Eggertson, Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email geggertson@northwest.ca

or visit on-line at www.northwest.ca

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: NORTH WEST COMPANY FUND

TSX SYMBOL: NWF.UN

February 25, 2003

North West Company Fund Obtains Order of Rectification

WINNIPEG, MANITOBA--North West Company Fund (the "Fund') today reported that it has obtained an Order of Rectification issued by the Court of Queen's Bench of Manitoba in Winnipeg related to the Declaration of Trust that created the Fund as of January 31, 1997, as referenced in a press release dated January 16, 2003.

The North West Company Inc. is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 178 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue-shopping services through its Selections catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

The North West Company
Edward Kennedy
President & CEO
(204) 934-1482
(204) 934-1317 (fax)
ekennedy@northwest.ca

OR

The North West Company
Gary Eggertson
Vice-President, CFO and Secretary
(204) 934-1503
(204) 934-1455 (fax)
geggertson@northwest.ca
or visit on-line at www.northwest.ca

INDUSTRY: RTD
SUBJECT: NWS

-0-



36

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS"

Winnipeg, March 12, 2003: North West Company Fund (the "Fund") today reported 2002 fourth quarter earnings for the period ended January 25, 2003.

CONSOLIDATED RESULTS

The North West Company Fund reported a fourth quarter consolidated sales increase of 5.3% (up 4.7% on a same store basis) to $205.1 million compared to $194.8 million in 2001. Fourth quarter net earnings increased 5.8% to $10.2 million, compared to $9.6 million in 2001. Fully diluted earnings per unit were unchanged from last year at $0.63 per unit.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 1.1% to $20.4 million compared to $20.6 million in the fourth quarter last year. Interest expenses were down 11.7% to $1.8 million versus $2.0 million last year due to lower borrowing rates and reduced average debt levels. Income taxes were reduced 17.4% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

Year-to-date sales increased 6.5% (3.4% on a same store basis) over last year to $749.8 million compared to $704.0 million in 2001. Trading profits increased 2.5% to $72.3 million from $70.5 million in 2001. Consolidated net earnings were up 18.8% to $34.5 million or $2.14 per unit on a fully diluted basis compared to $29.0 million or $1.95 per unit last year.

"We're pleased with achieving another quarter of strong sales growth in Canada and margin improvement in Alaska," said Edward Kennedy, President & CEO. "Our bottom line was up but at a slower rate due to higher clearance activity and price discounting in our northern Canadian business. The plus side is that, as we continue to reduce surplus

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

general merchandise inventory, we are better able to offer shoppers a fresher, more balanced merchandise mix. Looking ahead to our 2003 performance we believe this will help deliver higher profitability."

CANADIAN OPERATIONS

Canadian sales for the quarter were very strong, increasing 7.3% (5.7% on a same store basis) to $158.7 million compared to $147.9 million in 2001. Trading profits, however, decreased 8.3% to $16.2 million from $17.6 million last year mainly due to gross profit erosion from aggressive pricing and higher markdowns to support promotional and clearance activities.

Food sales increased 8.5% (6.2% on a same store basis). Core store (Northern and North Mart banners) food sales momentum progressed through the year generating quarterly sales increases of 3.2%, 3.8%, 5.4%, and 5.9%. Sales increases were achieved across all major categories led by deli and tobacco, which had increases of 33.2% and 19.9% respectively. Other strong performers included confectionary, frozen and chilled foods, beverages, meats and produce. The weakest department was food services, which was impacted by closures of unprofitable units and labour shortages. Food services will be improved by expanded proprietary hot food offerings that were tested in 2002.

General merchandise sales increased 6.0% (4.9% on a same store basis) in the fourth quarter. General merchandise sales in core stores accelerated throughout the year after a decrease of 1.6% in the first quarter with increases of 2.8%, 4.8% and 5.1% in the second, third and fourth quarters respectively. Sales in the quarter were strongest in children's apparel, electronics and transportation. Hardlines sales were up 7.0%, while softlines sales were flat with last year. Selections catalogue sales were up 4.0% compared to 2001.

Canadian gross profit in the quarter decreased by 3.2% from last year. The largest decrease was in general merchandise due to the higher blend of hardlines that carry lower initial mark up; additional markdowns taken for promotions and for clearance of seasonal goods; and higher freight costs related to increased shipment of lower price point merchandise. More aggressive pricing in the larger competitive markets reduced food margins. Expenses for the quarter were well controlled with an increase of only 0.1% over the prior year.

The Company's three *Giant Tiger* stores exceeded planned sales and contribution margin levels in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased by 0.4% (-1.0% on a same stores basis) to $29.8 million compared to $29.6 million last year.

AC's retail stores' food sales were up 1.9% (1.0% on a same stores basis) and general merchandise sales were down 5.0% (-5.3% on a same stores basis). Sales were negatively affected by the 17% reduction in the Alaska Permanent Fund dividend from $1,850 to $1,541 per recipient last fall. This decrease coupled with reduced income from the fishing industry has had a negative impact on consumers' confidence and income in many communities. General merchandise sales were also down due to the unusually

warm temperatures in Alaska during the fall and into winter that affected demand for snowmobiles and other winter related items.

Frontier Expeditors, AC's wholesale business, increased sales by 5.3% in the quarter.

Gross margin rates were down 0.2% in the quarter and up 0.1% for the year. Expenses were well controlled and well below last year, which included additional charges for a large account write-off and a tobacco tax adjustment in Frontier Expeditors. Fourth quarter expenses include the additional costs of the new store in Mountain Village and higher incentive accruals.

AC's trading profit for the quarter increased 44.0% to $2.7 million compared to $1.9 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the fourth quarter were $418.2 million compared to $433.2 million last year. Accounts receivable balances were 1.8% lower than last year as the transition to revolving customer accounts has been completed and balances have stabilized. Inventory levels were reduced by 5.2% or $6.9 million as a result of improvements to inventory management practices that have enabled the Company to reduce inventory at the stores as well as in the supply chain. Future income taxes have been reduced 18.5% to $14.3 million compared to $17.5 million in 2001. The majority of the decrease is in current future tax assets resulting from the reduction in non-capital losses carryforwards used in 2002. Property and equipment balances decreased 3.0% or $5.8 million due to reduced capital spending and lower US to CDN dollar exchange rates used to convert US based asset to Canadian dollars.

The bank advances increased 8.0% or $2.1 million from January 2002 to finance the difference between the proceeds from the new notes of $99.6 million and the retired bonds of $112.0 million that were repaid on August 28, 2002, offset by cash generated from operations. Accounts payable and accrued expenses increased $1.2 million and include the additional $6.3 million distribution payable at the end of the year. Accounts payable were similar to last year. Accrued interest payments were down by $5.4 million due to timing differences on interest payments on long term debt.

The Company completed the issue of new long-term senior notes in August and repaid the $112.0 million in bonds at that time as covered in note 2. A swap was completed on January 24, 2003 to convert a US$2.0 million fixed obligation by a cross currency swap to a Canadian dollar-floating obligation to reduce the hedge of the Company's investment in AC to US$43.0 million.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on January 7, 2003, distributable on March 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- In December 2002, AC expanded to a new location, Mountain Village, taking over a village corporation-run store.
- On December 14, 2002, the AC store in St. Michael, Alaska was destroyed by fire. A temporary store was operational on January 10, 2003 and a new replacement store will be opened in September 2003.
- In February 2003, plans were announced to open a third new *Giant Tiger* store in Winnipeg and a first store in Regina by mid-summer.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 179 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Gary Eggertson, Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email geggertson@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands)

	January 25 2003	January 26 2002
ASSETS		
Current assets		
Cash	$ 10,451	$ 9,976
Accounts receivable	64,762	65,917
Inventories	127,449	134,392
Future income taxes	4,964	8,171
Prepaid expenses	2,274	1,500
	209,900	219,956
Property and equipment	188,194	194,025
Future income taxes	9,322	9,358
Other assets	10,775	9,836
	$ 418,191	$ 433,175
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 28,157	$ 26,071
Accounts payable and accrued	60,495	58,957
Income taxes payable	1,500	3,079
Bonds due within one year	-	112,000
Current portion of long-term debt	1,843	3,910
	91,995	204,017
Long-term debt (Note 2)	106,812	9,634
	198,807	213,651
EQUITY		
Capital	165,205	165,205
Unit purchase loan plan (Note 4)	(3,365)	-
Retained earnings	52,165	49,142
Cumulative currency translation adjustments	5,379	5,177
	219,384	219,524
	$ 418,191	$ 433,175

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands)

	13 Weeks Ended Jan. 25 2003	13 Weeks Ended Jan. 26 2002	52 Weeks Ended Jan. 25 2003	52 Weeks Ended Jan. 26 2002
SALES				
Canadian operations	$ 158,723	$ 147,878	$ 565,747	$ 532,349
Alaskan operations	46,379	46,939	184,012	171,694
	$ 205,102	$ 194,817	$ 749,759	$ 704,043
Cost of sales, selling and administrative expenses				
Canadian operations	$ (142,540)	$ (130,231)	$ (506,584)	$ (472,012)
Alaskan operations	(42,197)	(43,997)	(170,904)	(161,496)
Net earnings before amortization, interest and income taxes				
Canadian operations	16,183	17,647	59,163	60,337
Alaskan operations	4,182	2,942	13,108	10,198
Amortization				
Canadian operations	(4,752)	(4,785)	(18,976)	(19,301)
Alaskan operations	(955)	(888)	(3,696)	(3,393)
	14,658	14,916	49,599	47,841
Interest	(1,755)	(1,987)	(6,681)	(10,501)
	12,903	12,929	42,918	37,340
Provision for income taxes (Note 3)	(2,748)	(3,328)	(8,449)	(8,325)
NET EARNINGS FOR THE PERIOD	10,155	9,601	34,469	29,015
Retained earnings, beginning of period	55,314	45,050	49,142	41,502
Distributions	(13,304)	(5,509)	(31,446)	(21,375)
RETAINED EARNINGS, END OF PERIOD	$ 52,165	$ 49,142	$ 52,165	$ 49,142
NET EARNINGS PER UNIT				
Basic	$ 0.63	$ 0.63	$ 2.15	$ 1.95
Diluted	$ 0.63	$ 0.63	$ 2.14	$ 1.95
Weighted Average Number of Units Outstanding (000's)	15,948	15,511	16,007	14,896

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Long-Term Debt

On August 27, 2002 the Company's $112,000,000 bond issue was refinanced by a private placement of senior notes in the amount of US$65,000,000 (C$100,841,000) and the utilization of operating lines of credit. The senior notes carry an interest rate of 5.89% payable semi-annually on June 15 and December 15 beginning December 2002. The senior notes mature on June 15, 2009 with no prepayments of principal prior to June 15, 2007. On June 15 of each of the years 2007 and 2008, the Company shall be required to make a mandatory prepayment of principal equal to 20% of the original principal amount of the senior notes with the balance due at maturity. The weighted average life will be approximately 6.2 years. The Company may at any time, upon at least 30 days notice, prepay all or part of the senior notes at par plus accrued interest plus a make-whole premium. The Company has entered into a U.S. interest rate swap in the amount of US$14,000,000 at 3 month London Interbank Offered Rate (LIBOR) plus 1.87% and a cross currency interest rate swap in the amount of US$22,000,000 at 3 months Bankers' Acceptance rate plus 2.99% - 3.16%.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Unit Purchase Loan Plan

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of the Company with a quoted value at January 25, 2003 of $3,710,121. Loans receivable at January 25, 2003 of $3,365,239 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

5. Net Identifiable Assets (in thousands)

	Jan. 25 2003	Jan. 26 2002
Canadian operations	$ 280,341	$ 287,593
Alaskan operations	75,855	83,546

6. Commitments and Contingencies

On July 10, 2002 the Company signed a 30-year master franchise agreement with Giant Tiger Stores Limited, based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. To date the Company has opened three Giant Tiger stores, with one located in Thompson and the other two in Winnipeg, Manitoba.

7. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	13 Weeks Ended Jan. 25 2003	13 Weeks Ended Jan. 26 2002	52 Weeks Ended Jan. 25 2003	52 Weeks Ended Jan. 26 2002
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 10,155	$ 9,601	$ 34,469	$ 29,015
Non-cash items				
Amortization	5,707	5,673	22,672	22,694
Future income taxes	1,832	138	3,097	4,592
Amortization of deferred financing costs	48	(311)	(645)	(1,246)
Pension expense	353	931	353	931
Gain on foreign exchange from reduction of AC investment	(92)	-	(92)	-
Loss (Gain) on disposal of property and equipment	124	(58)	(670)	(213)
Cash flow from operations	18,127	15,974	59,184	55,773
Change in other non-cash items	9,163	14,383	176	(7,018)
Operating activities	27,290	30,357	59,360	48,755
Investing Activities				
Purchase of property and equipment	(7,506)	(6,112)	(20,128)	(20,427)
Proceeds from disposal of property and equipment	117	69	1,944	512
Investing activities	(7,389)	(6,043)	(18,184)	(19,915)
Financing Activities				
Change in bank advances and short-term notes	(10,901)	(42,313)	2,260	(23,908)
Repayment of bonds	-	-	(112,000)	-
Proceeds from issuance of senior notes	-	-	100,841	-
Proceeds from issuance of units	-	19,679	-	19,679
Net purchase of units for unit purchase loan plan	35	-	(3,365)	-
Deferred financing costs	(87)	-	(1,302)	-
Repayment of long-term debt	(1,432)	(1,491)	(1,978)	(1,848)
Distributions	(7,015)	(5,509)	(25,157)	(21,375)
Financing activities	(19,400)	(29,634)	(40,701)	(27,452)
NET CHANGE IN CASH	501	(5,320)	475	1,388
Cash, beginning of period	9,950	15,296	9,976	8,588
CASH, END OF PERIOD	$ 10,451	$ 9,976	$ 10,451	$ 9,976
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,154	$ 559	$ 10,105	$ 13,060
Income taxes	1,255	439	6,961	1,184

See accompanying notes to consolidated financial statements.

2002 FOURTH QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a fourth quarter consolidated sales increase of 5.3% (up 4.7% on a same store basis) to $205.1 million compared to $194.8 million in 2001. Fourth quarter net earnings increased 5.8% to $10.2 million, compared to $9.6 million in 2001. Fully diluted earnings per unit were unchanged from last year at $0.63 per unit.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 1.1% to $20.4 million compared to $20.6 million in the fourth quarter last year. Interest expenses were down 11.7% to $1.8 million versus $2.0 million last year due to lower borrowing rates and reduced average debt levels. Income taxes were reduced 17.4% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

Year-to-date sales increased 6.5% (3.4% on a same store basis) over last year to $749.8 million compared to $704.0 million in 2001. Trading profits increased 2.5% to $72.3 million from $70.5 million in 2001. Consolidated net earnings were up 18.8% to $34.5 million or $2.14 per unit on a fully diluted basis compared to $29.0 million or $1.95 per unit last year.

CANADIAN OPERATIONS

Canadian sales for the quarter were very strong, increasing 7.3% (5.7% on a same store basis) to $158.7 million compared to $147.9 million in 2001. Trading profits, however, decreased 8.3% to $16.2 million from $17.6 million last year mainly due to gross profit erosion from aggressive pricing and higher markdowns to support promotional and clearance activities.

Food sales increased 8.5% (6.2% on a same store basis). Core store (Northern and North Mart banners) food sales momentum progressed through the year generating quarterly sales increases of 3.2%, 3.8%, 5.4%, and 5.9%. Sales increases were achieved across all major categories led by deli and tobacco, which had increases of 33.2% and 19.9% respectively. Other strong performers included confectionary, frozen and chilled foods, beverages, meats and produce. The weakest department was food services, which was impacted by closures of unprofitable units and labour shortages. Food services will be improved by expanded proprietary hot food offerings that were tested in 2002.

General merchandise sales increased 6.0% (4.9% on a same store basis) in the fourth quarter. General merchandise sales in core stores accelerated throughout the year after a decrease of 1.6% in the first quarter with increases of 2.8%, 4.8% and 5.1% in the second, third and fourth quarters respectively. Sales in the quarter were strongest in children's apparel, electronics and transportation. Hardlines sales were up 7.0%, while softlines sales were flat with last year. Selections catalogue sales were up 4.0% compared to 2001.

Canadian gross profit in the quarter decreased by 3.2% from last year. The largest decrease was in general merchandise due to the higher blend of hardlines that carry lower initial mark up; additional

---

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

markdowns taken for promotions and for clearance of seasonal goods; and higher freight costs related to increased shipment of lower price point merchandise. More aggressive pricing in the larger competitive markets reduced food margins. Expenses for the quarter were well controlled with an increase of only 0.1% over the prior year.

The Company's three *Giant Tiger* stores exceeded planned sales and contribution margin levels in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased by 0.4% (-1.0% on a same stores basis) to $29.8 million compared to $29.6 million last year.

AC's retail stores' food sales were up 1.9% (1.0% on a same stores basis) and general merchandise sales were down 5.0% (-5.3% on a same stores basis). Sales were negatively affected by the 17% reduction in the Alaska Permanent Fund dividend from $1,850 to $1,541 per recipient last fall. This decrease coupled with reduced income from the fishing industry has had a negative impact on consumers' confidence and income in many communities. General merchandise sales were also down due to the unusually warm temperatures in Alaska during the fall and into winter that affected demand for snowmobiles and other winter related items.

Frontier Expeditors, AC's wholesale business, increased sales by 5.3% in the quarter.

Gross margin rates were down 0.2% in the quarter and up 0.1% for the year. Expenses were well controlled and well below last year, which included additional charges for a large account write-off and a tobacco tax adjustment in Frontier Expeditors. Fourth quarter expenses include the additional costs of the new store in Mountain Village and higher incentive accruals.

AC's trading profit for the quarter increased 44.0% to $2.7 million compared to $1.9 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the fourth quarter were $418.2 million compared to $433.2 million last year. Accounts receivable balances were 1.8% lower than last year as the transition to revolving customer accounts has been completed and balances have stabilized. Inventory levels were reduced by 5.2% or $6.9 million as a result of improvements to inventory management practices that have enabled the Company to reduce inventory at the stores as well as in the supply chain. Future income taxes have been reduced 18.5% to $14.3 million compared to $17.5 million in 2001. The majority of the decrease is in current future tax assets resulting from the reduction in non-capital losses carryforwards used in 2002. Property and equipment balances decreased 3.0% or $5.8 million due to reduced capital spending and lower US to CDN dollar exchange rates used to convert US based asset to Canadian dollars.

The bank advances increased 8.0% or $2.1 million from January 2002 to finance the difference between the proceeds from the new notes of $99.6 million and the retired bonds of $112.0 million that were repaid on August 28, 2002, offset by cash generated from operations. Accounts payable and accrued expenses increased $1.2 million and include the additional $6.3 million distribution payable at the end of the year. Accounts payable were similar to last year. Accrued interest payments were down by $5.4 million due to timing differences on interest payments on long term debt.

The Company completed the issue of new long-term senior notes in August and repaid the $112.0 million in bonds at that time as covered in note 2. A swap was completed on January 24, 2003 to convert a US$2.0 million fixed obligation by a cross currency swap to a Canadian dollar-floating obligation to reduce the hedge of the Company's investment in AC to US$43.0 million.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on January 7, 2003, distributable on March 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- In December 2002, AC expanded to a new location, Mountain Village, taking over a village corporation-run store.
- On December 14, 2002, the AC store in St. Michael, Alaska was destroyed by fire. A temporary store was operational on January 10, 2003 and a new replacement store will be opened in September 2003.
- In February 2003, plans were announced to open a third new *Giant Tiger* store in Winnipeg and a first store in Regina by mid-summer.

On behalf of the Trustees and the Board of Directors:



Ian Sutherland
Chairman



Edward S. Kennedy
President and Chief Executive Officer

March 12, 2003 Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands)

	January 25 2003	January 26 2002
ASSETS		
Current assets		
Cash	$ 10,451	$ 9,976
Accounts receivable	64,762	65,917
Inventories	127,449	134,392
Future income taxes	4,964	8,171
Prepaid expenses	2,274	1,500
	209,900	219,956
Property and equipment	188,194	194,025
Future income taxes	9,322	9,358
Other assets	10,775	9,836
	$ 418,191	$ 433,175
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 28,157	$ 26,071
Accounts payable and accrued	60,495	58,957
Income taxes payable	1,500	3,079
Bonds due within one year	-	112,000
Current portion of long-term debt	1,843	3,910
	91,995	204,017
Long-term debt (Note 2)	106,812	9,634
	198,807	213,651
EQUITY		
Capital	165,205	165,205
Unit purchase loan plan (Note 4)	(3,365)	-
Retained earnings	52,165	49,142
Cumulative currency translation adjustments	5,379	5,177
	219,384	219,524
	$ 418,191	$ 433,175

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, in thousands)

	13 Weeks Ended Jan. 25 2003	13 Weeks Ended Jan. 26 2002	52 Weeks Ended Jan. 25 2003	52 Weeks Ended Jan. 26 2002
SALES				
Canadian operations	$ 158,723	$ 147,878	$ 565,747	$ 532,349
Alaskan operations	46,379	46,939	184,012	171,694
	$ 205,102	$ 194,817	$ 749,759	$ 704,043
Cost of sales, selling and administrative expenses				
Canadian operations	$ (142,540)	$ (130,231)	$ (506,584)	$ (472,012)
Alaskan operations	(42,197)	(43,997)	(170,904)	(161,496)
Net earnings before amortization, interest and income taxes				
Canadian operations	16,183	17,647	59,163	60,337
Alaskan operations	4,182	2,942	13,108	10,198
Amortization				
Canadian operations	(4,752)	(4,785)	(18,976)	(19,301)
Alaskan operations	(955)	(888)	(3,696)	(3,393)
	14,658	14,916	49,599	47,841
Interest	(1,755)	(1,987)	(6,681)	(10,501)
	12,903	12,929	42,918	37,340
Provision for income taxes (Note 3)	(2,748)	(3,328)	(8,449)	(8,325)
NET EARNINGS FOR THE PERIOD	10,155	9,601	34,469	29,015
Retained earnings, beginning of period	55,314	45,050	49,142	41,502
Distributions	(13,304)	(5,509)	(31,446)	(21,375)
RETAINED EARNINGS, END OF PERIOD	$ 52,165	$ 49,142	$ 52,165	$ 49,142
NET EARNINGS PER UNIT				
Basic	$ 0.63	$ 0.63	$ 2.15	$ 1.95
Diluted	$ 0.63	$ 0.63	$ 2.14	$ 1.95
Weighted Average Number of Units Outstanding (000's)	15,948	15,511	16,007	14,896

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Long-Term Debt

On August 27, 2002 the Company's $112,000,000 bond issue was refinanced by a private placement of senior notes in the amount of US$65,000,000 (C$100,841,000) and the utilization of operating lines of credit. The senior notes carry an interest rate of 5.89% payable semi-annually on June 15 and December 15 beginning December 2002. The senior notes mature on June 15, 2009 with no prepayments of principal prior to June 15, 2007. On June 15 of each of the years 2007 and 2008, the Company shall be required to make a mandatory prepayment of principal equal to 20% of the original principal amount of the senior notes with the balance due at maturity. The weighted average life will be approximately 6.2 years. The Company may at any time, upon at least 30 days notice, prepay all or part of the senior notes at par plus accrued interest plus a make-whole premium. The Company has entered into a U.S. interest rate swap in the amount of US$14,000,000 at 3 month London Interbank Offered Rate (LIBOR) plus 1.87% and a cross currency interest rate swap in the amount of US$22,000,000 at 3 months Bankers' Acceptance rate plus 2.99% - 3.16%.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

4. Unit Purchase Loan Plan

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of the Company with a quoted value at January 25, 2003 of $3,710,121. Loans receivable at January 25, 2003 of $3,365,239 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

5. Net Identifiable Assets (in thousands)

	Jan. 25 2003	Jan. 26 2002
Canadian operations	$ 280,341	$ 287,593
Alaskan operations	75,855	83,546

6. Commitments and Contingencies

On July 10, 2002 the Company signed a 30-year master franchise agreement with Giant Tiger Stores Limited, based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. To date the Company has opened three Giant Tiger stores, with one located in Thompson and the other two in Winnipeg, Manitoba.

7. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	13 Weeks Ended Jan. 25 2003	13 Weeks Ended Jan. 26 2002	52 Weeks Ended Jan. 25 2003	52 Weeks Ended Jan. 26 2002
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 10,155	$ 9,601	$ 34,469	$ 29,015
Non-cash items				
Amortization	5,707	5,673	22,672	22,694
Future income taxes	1,832	138	3,097	4,592
Amortization of deferred financing costs	48	(311)	(645)	(1,246)
Pension expense	353	931	353	931
Gain on foreign exchange from reduction of AC investment	(92)	-	(92)	-
Loss (Gain) on disposal of property and equipment	124	(58)	(670)	(213)
Cash flow from operations	18,127	15,974	59,184	55,773
Change in other non-cash items	9,163	14,383	176	(7,018)
Operating activities	27,290	30,357	59,360	48,755
Investing Activities				
Purchase of property and equipment	(7,506)	(6,112)	(20,128)	(20,427)
Proceeds from disposal of property and equipment	117	69	1,944	512
Investing activities	(7,389)	(6,043)	(18,184)	(19,915)
Financing Activities				
Change in bank advances and short-term notes	(10,901)	(42,313)	2,260	(23,908)
Repayment of bonds	-	-	(112,000)	-
Proceeds from issuance of senior notes	-	-	100,841	-
Proceeds from issuance of units	-	19,679	-	19,679
Net purchase of units for unit purchase loan plan	35	-	(3,365)	-
Deferred financing costs	(87)	-	(1,302)	-
Repayment of long-term debt	(1,432)	(1,491)	(1,978)	(1,848)
Distributions	(7,015)	(5,509)	(25,157)	(21,375)
Financing activities	(19,400)	(29,634)	(40,701)	(27,452)
NET CHANGE IN CASH	501	(5,320)	475	1,388
Cash, beginning of period	9,950	15,296	9,976	8,588
CASH, END OF PERIOD	$ 10,451	$ 9,976	$ 10,451	$ 9,976
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,154	$ 559	$ 10,105	$ 13,060
Income taxes	1,255	439	6,961	1,184

See accompanying notes to consolidated financial statements.

38


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

I, GARY V. EGGERTSON, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2002 fourth quarter report to unitholders for the period ended January 25, 2003, was mailed on March 13, 2003, by first-class mail, to unitholders of record on March 5, 2003, or made available by electronic communication (in accordance with National Policy 11-201).

DATED at Winnipeg, Manitoba, this 13th day of December 2003.

Signed "Gary V. Eggertson"

Gary V. Eggertson

39


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

March 17, 2003

To: The Toronto Stock Exchange
Canadian Securities Administrators

NOTICE

Re: North West Company Funds
Trust Units CUSIP 662906 10 6
NP54-101

Pursuant to the requirements of NP54-101, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of May 29, 2003, for an Annual Meeting of Unitholders, and that April 17, 2003, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1503; or Linda Peever, Assistant Corporate Secretary, at 204-934-1504.

On behalf of the board of Trustees:

Signed by "Gary V. Eggertson"

Gary V. Eggertson
Chief Financial Officer & Secretary

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: NORTH WEST COMPANY FUND

TSX SYMBOL: NWF.UN

April 30, 2003

North West Company Fund: Quarterly Cash Distribution Declared

WINNIPEG, MANITOBA--The Trustees of North West Company Fund (the "Fund") today declared a quarterly cash distribution of $0.39 per unit to unitholders of record on May 15, 2003, distributable on June 15, 2003.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 179 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue-shopping services through its Selections catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

North West Company Fund
Gary Eggertson
(204) 934-1503

OR

North West Company Fund
Linda Peever
(204) 934-1504
or visit on-line at www.northwest.ca

INDUSTRY: RTD
SUBJECT: DIV

-0-

41

03 JUN 30 AM 7:21



THE NORTH WEST COMPANY
PRESS RELEASE

FOR IMMEDIATE RELEASE

Chief Financial Officer Announcement

Winnipeg, May 6, 2003, 11:00 a.m.: After a distinguished 30-year career, Gary Eggertson will be retiring from his position as Vice-President, Chief Financial Officer and Secretary of The North West Company, following the Company's Annual General Meeting on May 29th.

Gary joined the Northern Stores Division of the Hudson's Bay Company on December 18th, 1972 and advanced through progressively senior finance and accounting positions leading to his appointment as Vice-President, Finance and Secretary of the newly formed Northern Stores Inc. in 1987 (now The North West Company).

Commented North West CEO Edward Kennedy, "Gary has played a key role in managing the risk in our business and has encouraged our growth into new areas like Alaska and Giant Tiger. I consider him to be one of the top retail CFOs in Canada."

Mr. Kennedy added, "After careful consideration, I have decided that the best candidate for Gary's position is a person with equally broad, senior experience and deep retail knowledge. Ideally this candidate can also take on an expanded role at North West and help better balance our executive workload and priorities."

"I am very pleased to announce that I have recruited an individual who meets these requirements and that Léo Charrière, currently President and CEO of TruServ Canada Cooperative Inc., will be joining The North West Company as Executive Vice-President, Chief Financial Officer and Secretary."

Léo Charrière started with TruServ's predecessor company, Macleod-Stedman Inc., in 1982 as Assistant Controller. Prior to his appointment as President in 2000, he held positions responsible for a wide range of activities at TruServ, including Vice-President and Controller, Vice-President, Finance and Administration, Vice-President, Business Development and Chief Operating Officer. Under Mr. Charrière, TruServ has prospered within a very competitive industry and grown as a retail cooperative servicing over 680 member-owned hardware and general merchandise stores located across rural and northern Canada.

The North West Company Inc. is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 179 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue-shopping services through its Selections catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

- 30 -

For more information contact:

Edward Kennedy, President and CEO, The North West Company
Phone 204-934-1482; fax 204-934-1317; e-mail ekennedy@northwest.ca

Or visit on-line at www.northwest.ca

(42)

ALTERNATIVE MONTHLY REPORT UNDER PROPOSED OSC RULE
RE: EARLY WARNING REPORTING SYSTEM

ALTERNATIVE REPORTER: TAL GLOBAL ASSET MANAGEMENT INC.

REPORTING ISSUER: NORTH WEST COMPANY FUND

REPORT FOR END OF: APRIL 30, 2003

REPORT OF SECURITY TRANSACTIONS:

TAL Global Asset Management Inc. ("**TAL**") reports that as a result of transactions in the market in the ordinary course of business of Trust Units of NORTH WEST COMPANY FUND ("**NORTH WEST**") by one or more of its mutual fund, pension fund or other client accounts during the month of April 2003, the aggregate number of Trust Units of North West held by all of its client accounts as at April 30, 2003 was 1,641,080 Trust Units, representing, based on TAL's understanding, approximately 10.18% of all outstanding Trust Units.

CHANGE FROM PREVIOUS REPORT:

N/A

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

TAL specifically disclaims any beneficial ownership of the reported securities, but as investment manager it maintains exclusive power to exercise investment control or direction over such securities for its client accounts as the beneficial owners.

PURPOSE OF THE TRANSACTIONS:

The transactions on the Trust Units were made in the ordinary course of business and for investment purposes only. TAL client accounts may from time to time acquire additional Trust Units, dispose of some or all of the existing Trust Units or may continue to hold the Trust Units.

RELIANCE ON EXEMPTION:

This report is issued in anticipation of the alternative reporting exemption described in the proposed OSC Rule respecting early warning reporting. Neither TAL nor any of its client accounts presently intend to:

(a) make a formal take-over bid for any securities of North West;

(b) propose a transaction that would constitute a take-over bid for securities of North West in reliance on an exemption in the *Securities Ac (Ontario)*; or

(c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with North West which would result in TAL's client accounts controlling the company, alone or with others.

To the best of its knowledge, TAL and its client accounts do not in the ordinary course of business receive material facts or changes about North West which have not been publicly disclosed.

CONTACT PERSON:

For·further information, contact:

Guy Desrochers
First Vice-President, Global Equity
TAL Global Asset Management Inc.
1000 de la Gauchetière Street West
Suite 3100
Montreal (Quebec)
H3B 4W5

Telephone: (514) 875-7040

DATE AND SIGNATURE:

This report is dated May 9th, 2003 and is signed by an authorized officer of the alternative reporter.

TAL GLOBAL ASSET MANAGEMENT INC.

(s) Guy Desrochers
First Vice-President, Global Equity

C:\Documents and Settings\Administrator\Local Settings\Temporary Internet Files\OLK4\North West-EWR-April03.doc

43

May 5, 2003

To: Toronto Stock Exchange
Canadian Securities Administrators

Dear Sir / Madam:

Re: North West Company Fund
Trust Units Cusip #662906-10-6

The following items were sent by prepaid mail on May 2, 2003 to all registered shareholders as of record April 17, 2003:

Annual Report 2002
Notice of Annual & Special Meeting and Information Circular
Proxy Form
Proxy Return Envelope
Notice of Rectification Order

We trust we have been of assistance.

Yours sincerely,
CIBC Mellon Trust Company

Jan Sheffield
Associate Manager,
Client Relations

ANNUAL PARTICII

44

Reporting Issuer Name: North West Com

Participation Fee for the Financial Year Ending: January 25, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ______
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X ______
Market value of class or series = ______ ______(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

$000's

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	52,165
Contributed surplus	---
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	165,205
Long term debt (including the current portion)	108,655
Capital leases (including the current portion)	---
Minority or non-controlling interest	---

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) —

Any other item forming part of shareholders' equity and not set out specifically above 2,014

Total Capitalization 328,039

Total Fee payable pursuant to Appendix A of the Rule 25,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable 10 x number of months remaining in financial year
year or elapsed since most recent financial year
12
$ 20,833

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

45


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

The Annual Meeting (the "Meeting") of Unitholders of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, May 29, 2003, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 25, 2003, and the auditors' report thereon;
2. to elect the trustees of the Fund (the "Trustees") for the ensuing year;
3. to direct the trustees to elect 11 directors of The North West Company Inc. (the "Company") for the ensuing year;
4. to appoint auditors of the Fund and the Company for the ensuing year and to authorize the trustees and directors to fix the remuneration of the auditors;
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 4 above is set forth in the accompanying Information Circular dated April 17, 2003.

By resolution, the trustees of the Fund have fixed the close of business on April 17, 2003, as the record date for the purpose of determining unitholders entitled to receive Notice of the Meeting.

DATED at Winnipeg, this 17th day of April 2003.

By order of the board of Trustees
of North West Company Fund

GARY V. EGGERTSON
Chief Financial Officer & Secretary

Management's

REVIEW OF CONSOLIDATE[illegible]

The consolidated results for the y[illegible]arized below by the key productivity factors used by management.

KEY PRODUCTIVITY FACTORS ($ in thousands)

	2002	2001	2000
Sales	$749,759	$704,043	$659,032
Same store sales % increase	3.4%	4.4%	3.4%
Trading profit	$ 72,271	$ 70,535	$ 63,886
Net earnings	$ 34,469	$ 29,015	$ 28,134
Return on net assets	13.4%	12.7%	11.5%
Return on equity	15.8%	14.9%	15.2%

Sales for the 52 weeks ending January 25, 2003 increased 6.5% (3.4% on a same store basis) to $749.8 million from $704.0 million in 2001. Same store sales started the year slowly with only a 1.7% increase in the first quarter, but improved throughout the year with increases of 3.5%, 3.8% and 4.7% in the next three quarters. Same store sales improved due to stronger seasonal general merchandise assortments secured through alliance partners, Giant Tiger and Dufresne Furniture and Appliances. High markdowns to clear aged merchandise also stimulated fourth quarter sales. Food sales benefited from better quality and price management within the Company's perishable categories in Alaska. Canadian food sales growth reflected increased value SKU penetration and basic price inflation. NWF consolidated earnings increased 18.8% to $34.5 million or $2.14 per unit on a fully diluted basis from $29.0 million or $1.95 per unit in 2001. Canadian operations accounted for 75.5% of total sales (75.6% in 2001) while Alaska contributed 24.5% (24.4% in 2001).

SALES & TRADING PROFIT ($ in millions)


Sales
Trading Profit
800
600
400
200
0
80
60
40
20
0
62.0
60.0
63.9
70.5
72.3
629
626
659
704
750
1998*
1999
2000
2001
2002
*Before unusual item

Lower margins helped stimulate sales but reduced trading profit growth.

[illegible]rading profit (EBITDA) increased by 2.5% to $72.3 million from $70.5 million in 2001. Gross margin rate erosion in Canadian operations helped stimulate sales but diluted trading profit rates. Canadian expense rates excluding amortization were reduced by 0.6% with the majority of the improvement coming from financial services. Trading profit as a percentage of revenue was 9.6% and has consistently been in the 9.6% to 10.0% range over the last five years. Amortization costs were unchanged from last year at $22.7 million. Earnings before interest and income taxes (EBIT) increased 3.7% to $49.6 million from $47.8 million in 2001.

TRADING PROFIT & NET EARNINGS ($ in millions)


Trading Profit
Net Earnings
80
60
40
20
0
62.0
16.1
60.0
28.0
63.9
28.1
70.5
29.0
72.3
34.5
1998*
1999
2000
2001
2002
*Before unusual item

2002 net earnings increased faster than trading profit due to lower interest and tax expenses.

Interest expense decreased by 36.4% to $6.7 million compared to $10.5 million in 2001 due to lower interest rates and reduced average debt levels. The average cost of borrowing on interest bearing debt decreased to 4.45% from 5.76% in 2001. Average debt levels declined over the year by 17.6% to $150.0 million from $182.2 million in 2001. The Company took advantage of the low interest rates in 2002 having swapped all its debt to floating rates to August 28, 2002. The reduction in average debt levels in 2002 was primarily due to funds applied from the equity issue in December 2001 and the reduction in working capital during the year.

The effective income tax rate for 2002 was 19.7% of pre-tax earnings compared to 22.3% in 2001. Income taxes for Canadian operations declined to $5.5 million in 2002 from $6.2 million in the previous year due to increased interest paid to the Fund in 2002 as a result of the $30 million note issued on December 31, 2001. This reduced the Canadian tax rate to 15.7% of earnings pretax in 2002 compared to 19.2% in 2001. Alaska Commercial Company (AC) had a tax expense of $3.0 million, or 37.1% of pretax income, compared to $2.1 million in 2001, or 42.0% of pre-tax earnings. AC's tax decrease was due to the recovery of alternative minimum taxes paid in previous years and adjustments to the future tax asset.

Installation of industry-leading technology is expected to deliver annual benefits of $5 million.

RETURN ON NET ASSETS & EQUITY (%)



RONA
ROE
20
15
10
5
0
17.6
12.1
16.8
11.6
15.2
11.5
14.9
12.7
15.8
13.4
1998*
1999
2000
2001
2002
*Before unusual item

Return on net assets and return on equity performance was helped by higher inventory productivity.

Return on net assets employed increased to 13.4% from 12.7% in 2001 while the return on equity improved to 15.8% from 14.9% in 2001. Return on assets was higher due to better flow of seasonal merchandise and warehouse inventory being effectively outsourced to alliance partners. These initiatives were part of an increased emphasis on improving inventory turnover and other controllable net assets. The higher return on equity was mainly due to the 18.8% improvement in net earnings in 2002.

CANADIAN OPERATIONS

Retail Environment The retail environment in northern Canada was relatively healthy in 2002. The government of Nunavut continued to put new infrastructure in place that stimulated the economies of larger communities. The Northwest Territories benefited from mining and oil exploration. Remote communities in the northern parts of the provinces were not as buoyant as those north of the 60th parallel.

2002 Canadian Operations Strategy

1. *Develop superior Store Selling Capabilities;*
2. *Complete the Reprofiling program;*
3. *Pursue Alliances to improve assortments and reduce costs; and*
4. *Complete the Giant Tiger stores test.*

Store Capabilities Store level selling capability will continue to receive the highest priority over the next two years. The foundation for improvements began with a revamping of store management and supervisory compensation, aimed at attracting and retaining higher quality local employees.

Replacement store information systems were selected in 2002. These new solutions will eliminate or automate non-selling activities such as time and attendance tracking, credit administration, receiving and store accounting. The systems were modified to meet the specific needs of our stores in Canada as well as Alaska and were tested in 2002. They will be rolled out over three years at a cost of $15 million and *are expected to deliver annual benefits of $5 million* once all stores have been converted. The plan calls for the conversion of 31 stores in Canada and 9 stores in Alaska during 2003 at a cost of $4.2 million with the remaining stores converted in 2004. Three *best practice* stores will be established in the spring of 2003 and will become training sites for existing and new store management teams. Our goal is to develop more streamlined work practices at the store level, to allow more time to be dedicated to selling activities. The performance target for 2003 is to train 91 management level employees at *best practice* store sites.

Reprofiling The Company completed the reprofiling project at the final 12 stores in 2002. Reprofiling ensures that each store has food and general merchandise assortments based on local market opportunities, as well as the required fixtures and equipment to satisfy customer needs. Reprofiling focused on addressing food needs first and making more effective use of the remaining selling space to meet the community's general merchandise requirements. There are several other stores that will incorporate the reprofiling concept when scheduled store upgrades are made over the next few years.

REPROFILING IMPACT ON FOOD SALES



Reprofiled Stores
Food % Increase (Decrease)
150
120
80
60
30
0
8.0
6.0
4.0
2.0
0.0
-2.0
-1.4
0.1
0.5
3.6
3.0
2.4
5.4
5.8
8.4
6.5
4.6
5.1
2.2
3.1
4.7
5.1
0
1
33
48
66
76
94
101
102
109
126
127
133
139
139
139
Q1
Q2
Q3
Q4
1999
2000
2001
2002

Reprofiling has helped build the Company's leadership position in northern food retailing.

Alliance agreements reduced distribution costs by over $300,000.

Alliance Improvements to Plan/Buy/Move/Sell A new alliance distribution agreement was completed in July 2002 with *A. De La Chevrotière Ltée* to supply the Company's stores in eastern Canada with food products replacing service from our food distribution centre in Winnipeg. The savings on distribution costs, freight and timelines of delivery are expected to exceed $200,000 per year while improving the in-stock position of these stores and reducing inventory levels by $1.5 million. Alliance agreements with *Giant Tiger Stores Limited, TruServ Canada Cooperative Inc., Dufresne Furniture & Appliances* and *Pratt's Wholesale Limited* reduced distribution costs by over $300,000 in 2002 with additional savings expected in 2003. The three-store test with *RadioShack* was discontinued in favor of partnering with a consolidated group of electronics vendors. The savings associated with these alliances vary by vendor but range from a minimum of 0.5% to just over 2.0% of the cost of purchases.

The development of alliance partners has enabled NWC to access a better blend of value priced, 'off-brand' items to meet the growing demand for these types of products among our necessity impulse shoppers. This has helped to increase unit sales and market share but has been deflationary during the transition period. We believe that we will continue to improve market share and generate sustainable growth by pursuing lower cost goods for our customers.

Giant Tiger Stores Expansion In June 2002, NWC completed testing of two franchise stores under a Master Franchise Agreement with *Giant Tiger Stores Limited,* based in Ottawa, Ontario. The performance of these stores exceeded expectations. Giant Tiger and NWC completed a 30-year Master Franchise Agreement that grants NWC the exclusive right to open and operate Giant Tiger stores in western Canada. Under this agreement, Giant Tiger provides product sourcing, merchandising, systems and administration support to NWC's Giant Tiger stores in return for a royalty based on sales. NWC will be responsible for opening, owning and operating the stores, as well as food procurement and distribution. NWC's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. Giant Tiger stores' focus is to offer everyday low prices and great value on current fashions, home decorating, groceries, frozen food, dairy products, health and beauty supplies and toys – all within a convenient, clean, bright, affordable and friendly shopping environment. The Company believes that Giant Tiger's junior discount store format can uniquely satisfy an underserved market in western Canada by appealing to low and fixed income shoppers, as well as convenience-oriented consumers who cannot readily access larger discount stores located in suburban areas.

A third store was successfully opened in Winnipeg in October 2002. All three stores have exceeded their targets for sales and earnings. Four new Giant Tiger stores are scheduled to open in 2003 – two in Winnipeg, one in Regina and one in Edmonton.

2002 Operating Highlights

1. *Sales increase of 6.3% (3.6% on a same store basis);*
2. *Opening a third Giant Tiger store;*
3. *Completion of Reprofiling program;*
4. *Development of Store Capabilities training program;*
5. *Introduction of new Best Practice stores training sites;*
6. *Development of an in-store systems platform to support Store Capabilities;*
7. *Reduction in the expense rate excluding amortization by 0.6%; and*
8. *Increase in inventory turns of 13%.*

Financial Performance Results of Canadian operations are summarized below by the key productivity factors used by management.

KEY PRODUCTIVITY FACTORS ($ in thousands)

	2002	2001	2000
Sales	$565,747	$532,349	$502,756
Same store sales % increase	3.6%	4.2%	3.6%
Trading profit	$ 59,163	$ 60,337	$ 54,534
Return on net assets	14.0%	13.9%	12.0%

Canadian sales increased 6.3% (3.6% on a same store basis) to $565.7 million compared to $532.3 million in 2001.

Canadian food sales accounted for 66.0% (65.2% in 2001) of total sales. The balance was made up of general merchandise sales at 29.6% (29.9% in 2001), 'other' sales that are primarily fuel sales at 2.8% (3.4% in 2001), and consumer credit revenue at 1.6% (1.5% in 2001).

Core stores include the Northern and NorthMart store formats in Canada and exclude the Giant Tiger stores and non-core operations. Food sales in core stores increased 4.6% (3.8% on a same store basis) compared to an increase of 6.5% in 2001. This was less than our 6% target. We are encouraged by the

Food sales represent our most profitable growth opportunity.

strengthening of food sales through the year, which generated progressive quarterly sales increases of 3.2%, 3.8%, 5.4%, and 5.9% respectively. We have focussed on food as our most profitable growth opportunity and have allocated more selling space, improved fixtures and refrigeration and more expertise to this business, while increasing our mix of lower priced food items. Sales increases were achieved across all major categories with the strongest performances in tobacco, which was affected by higher government taxes imbedded in the price; deli, which is a growth opportunity in our larger stores; confectionary; frozen foods; and produce. The weakest category was food service, which was impacted by closures of unprofitable units and labour shortages in many locations due to extended hours of operations. New proprietary hot food offerings are being tested to refresh menus. These items have been well received and will be expanded in 2003.

General merchandise sales in core stores finished below plan with an increase of 3.1% over 2001 (2.6% on a same store basis). As was the case with food sales, general merchandise sales momentum accelerated through the year. After decreasing 1.6% in the first quarter, sales increased by 2.8%, 4.8% and 5.1% in the second, third and fourth quarters respectively. Sales were weaker in the first half of the year as a result of disruptions experienced in product flow and assortment planning during the transition to new procurement alliances in fashion clothing and home furnishings. These challenges were resolved and the in-stock position was improved which led to stronger sales later in the year. Sales were strongest in men's apparel, transportation and electronics. Hardlines sales were up 4.4%, while softlines sales were down 0.2% with footwear and ladies apparel the poorest performing groups. Sales from the *Selections* catalogue were up 6.9% to $43.1 million versus $40.3 million 2001.

CANADIAN SALES BLEND (%)


66.0% Food
29.6% General merchandise
2.8% Other
1.6% Service charges

Food continued to increase its share of sales in 2002.

Same store sales in core stores for the past three years show an improved trend overall, led by strong food sales.

CORE STORES - SAME STORE SALES (% increase)

	2002	2001	2000
Food	3.8%	6.1%	4.2%
General merchandise	2.6%	0.0%	2.5%
Total sales	3.4%	4.2%	3.6%

On a regional basis, sales growth was strongest in Nunavut, the Northwest Territories and northern Quebec. Stores in larger communities did well as a result of government spending. Oil and mineral exploration activities provided a boost to stores in the Mackenzie River delta and around the Beaufort Sea.

Sales per selling square foot were $728 for food ($720 in 2001) and $299 for general merchandise ($280 in 2001) reflecting our strong food sales performance and the shift in additional square footage to food from general merchandise during the year. Food selling square footage accounted for 48% of total selling space of Canadian operations compared to 46% in 2001.

Gross profit dollars for the year were down 0.7% in core stores due to aggressive pricing in key markets, additional markdowns taken to eliminate aged stock and to support increased promotions to grow market share. Gross profit rates in core stores dropped to 34.6% in 2002 compared to 36.2% in 2001. The reduction was due to more aggressive pricing and promotions to gain local market share and additional markdowns taken to clear seasonal items. We also targeted selected communities where outshopping had become more of a concern and adjusted prices to try to reduce the spread between local prices and those prices in regional centres. Changes in buying arrangements have also reduced initial markup as alliance partners' markup have added to our costs. Savings for internal labor, distribution space, as well as inventory cost reductions have helped to offset these costs.

Inventory turnover in our core stores increased to 4.01 in 2002 from 3.63 turns in 2001. Year-end inventories were down 5.1% to $74.7 million compared to $78.7 million in 2001. Turnover for total Canadian operations, including goods in transit and distribution centres, improved to 3.39 turns from 3.00 turns due to the $6.8 million reduction to inventory levels in the stores and for the catalogue operations as merchandise was purchased much closer to the selling season.

Inventory turnover improved throughout 2002.

Canadian operating expense rate was reduced by 4.3% to 26.4% of sales in 2002 compared to 27.6% in 2001. The expense rate was reduced with only a 1.8% dollar increase over 2002. The improvements came from financial services and lower amortization costs.

CANADIAN TRADING PROFIT & EBIT MARGINS (% of sales)



EBIT
EBITDA
15
10
5
0
7.9
11.3
7.1
10.7
7.2
10.8
7.7
11.3
7.1
10.5
1998*
1999
2000
2001
2002
*Before unusual item

Canadian trading profit declined slightly as gross margins were lower.

Trading profit from Canadian operations decreased 1.9% to $59.2 million or 10.5% of sales compared to $60.3 million or 11.3% of sales in 2001. The main variance from our plan occurred because of the erosion of gross profit margins.

The Diversified Business group consists of three Fur Marketing Branches, the Inuit Art Marketing Service and Crescent Multi Foods (CMF). Total sales for the group increased 8.2% to $14.6 million compared to $13.5 million in 2001. The Fur Marketing Branches and the Inuit Art Marketing Service had minor sales decreases for the year. CMF had a significant turnaround in 2002 with sales to external customers increasing 14.3% as a result of new customers added during the year. The Diversified Business group made a strong improvement in its operating contribution in 2002 led by an increase of just over $0.5 million from CMF.

Operational Net Assets Employed Operational net assets employed at January 25, 2003, decreased 0.6% to $272.1 million compared to $273.9 million at the previous year-end as summarized in the following table.

OPERATIONAL NET ASSETS EMPLOYED ($ in millions)

At the end of fiscal year:	2002	2001	2000
Property and equipment	$142.1	$144.6	$148.9
Inventory	102.0	108.8	101.7
Accounts receivable	56.8	57.6	49.8
Liabilities and other assets	(28.8)	(37.1)	(31.0)
Total operational net assets employed	$272.1	$273.9	$269.4

Property and equipment balances were down due to lower than expected capital expenditures in 2002 as a result of the delayed roll out of the new in-store system and the deferral of several store upgrades to 2003.

Inventory levels were reduced as part of a plan to eliminate chronic slow moving inventory pockets, improve merchandise flow, and reduce excess safety stock. This plan is expected to reduce average inventory levels by $10 million by the end of 2003 compared to average levels for the year 2000. We believe this plan is achievable and are encouraged by the improvement in inventory turnover in 2002. There are significant opportunities for even further gains through improved processes with alliance partners, more rapid ordering using electronic data interchange and better inventory management practices within our marketing group and at our stores.

Accounts receivable growth has leveled off after increases in the two previous years as customer accounts were converted to more flexible interest bearing accounts.

Other assets increased due to additional cash on hand to meet month-end cheque cashing and ATM requirements, a timing difference on the payment of insurance premiums and deferred financing charges related to the senior notes issued in August 2002. Liabilities were lower than last year due to lower reduced interest accruals of $5.4 million due to timing differences on scheduled interest payments on long-term debt and lower accruals for incentive payments.

Return on Net Assets The return on net assets employed for Canadian operations improved to 14.0% from 13.9% in 2001. The improvement was due to reductions in the average net assets employed during the year, particularly in inventory as a result of improved flow and increased emphasis on the importance of good inventory management techniques. During the year, we expanded our assisted replenishment system to all basic general merchandise. This improved the in-stock position, sales and allowed for inventory reductions without jeopardizing service levels.

CANADIAN RETURN ON NET ASSETS



EBIT ($ in millions)
RONA (%)
45
30
15
0
15
10
5
0
14.0
12.6
12.0
13.9
14.0
39.0
33.8
36.0
41.0
40.2
1998*
1999
2000
2001
2002
*Before unusual item

Improved inventory management helped to increase return on net assets.

Alaska is adapting elements of the Canadian core business strategy.

EBIT was down by 2.1% to $40.2 million from $41.0 million in 2001 due to gross margin rate erosion. The reduction in average net assets employed during the year reduced debt levels and interest expenses.

ALASKAN OPERATIONS (stated in U.S. dollars)

Retail Environment The rural Alaskan market weakened in 2002 mainly due to poor conditions in the fishing industry which continued to struggle with low prices and poor supply. The other major economic factor that has hurt sales was the 17% reduction in the Alaska Permanent Fund (APF) dividends in 2002 to $1,541 per capita from $1,850 per capita in 2001. The dividends are based on the APF's average earnings over the last five years. Recent declines in the stock market have affected its investments. This trend is expected to continue into 2003. During the second half of the year, rural Alaska also felt the impact of unusually warm weather in the region, which has affected consumers' spending.

2002 Alaskan Operations Strategy *The strategy for the Alaskan operations (Alaska Commercial Company or AC) is to close the performance gap between AC stores and those in Canada through:*

1. *Acquisition and development of new store locations;*
2. *Focussing growth potential within the wholesale division;*
3. *Cost efficiencies achieved by leveraging investments made in head office support services and technology; and*
4. *Adapting elements of the Canadian core business strategy.*

The Alaskan operations stayed on course with these strategies in 2002. One new market was entered through an acquisition in the community of Mountain Village. AC's wholesale division (Frontier Expeditors or FE) rebounded in 2002, fully recovering its tobacco sales that were interrupted in 2001 due to a punitive municipal tax. It also added new customers previously serviced by other wholesalers that have abandoned the smaller villages that are FE's primary markets.

The In-Store Systems (ISS) initiative will be rolled out to the eight AC large stores and one small store in 2003. The Canadian and Alaskan operations have common in-store processes, something that will be maintained to maximize support cost efficiency when the new systems are introduced.

Trading margin rates between Canadian and Alaskan operations narrowed in 2002 as AC's rate rose to 7.1% of sales from 5.9% last year compared to 10.5% in Canadian operations. Given the weak economic conditions in rural Alaska, AC's performance in 2002 was very encouraging.

TRADING PROFIT RATES (%)


Alaskan
Canadian
12
10
8
6
4
2
0
4.7
11.3
6.0
10.7
6.0
10.8
5.9
11.3
7.1
10.5
1998*
1999
2000
2001
2002
*Before unusual item

AC continued to close the margin gap with Canada.

2002 Operating Highlights

1. *Same store sales increased 2.6% in a challenging economic climate;*
2. *One new store was opened in Mountain Village in December 2002;*
3. *Gross margin rates improved by 0.7% in the stores group; and*
4. *Frontier Expeditors sales increased 32.7%.*

Financial Performance Alaskan results for the year are summarized below by the key productivity factors used by management.

KEY PRODUCTIVITY FACTORS ($ in thousands)

	2002	2001	2000
Sales	$117,542	$110,308	$104,890
Same store sales % increase	2.6%	5.9%	2.2%
Trading profit	$ 8,373	$ 6,551	$ 6,277
Return on net assets	11.6%	8.5%	8.9%

Frontier Expeditors' sales increased 32.7% in 2002 due to increased market share.

AC continued its steady improvement in performance in fiscal 2002. Total sales were up 6.6% (2.6% on a same store basis) to $117.5 million for the year compared to $110.3 million in 2001. Food sales, which accounted for 77.0% of total revenue (76.2% in 2001), increased 7.6% (3.9% on a same store basis). General merchandise sales, which accounted for 22.1% of total revenue (22.8% in 2001), increased 3.0% (-1.4% on a same store basis). The sales increase in 2002 was largely driven by Frontier Expeditors, which had a 32.7% sales increase in 2002.

AC SALES BLEND (%)


77.0% Food
22.1% General merchandise
0.9% Service charges & other revenue

Food sales in Alaska have a higher blend than in Canadian stores.

Gross profit rates for AC increased to 33.4% versus 33.3% in 2001 due to improved store margins, particularly in the perishable food categories, that offset the higher blend from wholesale operations. AC's expense rate declined to 28.3% of sales from 29.4% due to a recovery from unusual debt loss and accounting expenses incurred at FE in 2001.

AC stores delivered a strong food sales increase of 5.5% (3.9% on a same store basis) led by convenience categories such as deli up 19.4%, beverages up 14.6%, produce up 10.5% and snack food up 7.2%. Less competitive pressure on pricing and better recovery of freight increases allowed margins to increase. At the same time, AC stores remained competitive with local retailers and grew market share. General merchandise sales were down 0.9% (-1.4% on a same stores basis) for the year. The strongest performing categories were children's and ladies apparel, which increased 9.0% and 5.0% respectively. Transportation sales were up 0.9% following a strong increase of 38.6% in 2001. Hardware and sporting goods also registered a small increase in sales. Furniture sales were 11.2% below 2001 while men's apparel, footwear and outerwear also had sales decreases. Other sales, consisting primarily of gasoline, declined by 7.1%. Service charge income on customer accounts increased 19.3% due to the shift of customers to interest bearing accounts. Accounts receivable balances in Alaska increased 0.9% over the previous year.

Same store sales for the past three years are shown on the following table.

SAME STORE SALES (% increase)

	2002	2001	2000
Food	3.9%	4.9%	2.9%
General merchandise	-1.4%	8.7%	0.4%
Total sales	2.6%	5.9%	2.2%

While same store sales increases were lower than those experienced in 2001, they are consistent with those of leading retailers in the U.S. and well ahead of many. We expected that the strong sales increase in general merchandise in 2001 would be difficult to match. General merchandise sales were positive through the spring but lost momentum in the fall when customers reacted to the reduction in the Permanent Fund Dividend payments.

Sales per selling square foot were $622 for food ($587 in 2001) and $268 for general merchandise ($257 in 2001) continuing the strong food sales performance per square foot. Food selling square footage accounted for 61% of total selling space of Alaskan operations compared to 60% in 2001.

Frontier Expeditors increased its trading profit by $1.8 million in 2002 after incurring a large debt loss in 2001 related to accounts receivable write offs for a major U.S. retailer that filed for bankruptcy protection, and tobacco taxes in prior periods that required a one-time charge against trading profit of $1.3 million. Frontier Expeditors' sales increased 32.7% in 2002 due to increased market share won from small independent retailers in rural Alaska, and a full year of tobacco sales.

AC TRADING PROFIT & EBIT MARGINS (% of sales)


EBIT
Trading Profit
8
6
4
2
0
2.8
4.7
4.1
6.0
4.1
6.0
4.0
5.9
5.1
7.1
1998
1999
2000
2001
2002

AC's margins continued to improve in 2002.

AC remained competitive with local retailers and grew market share.

Trading profit increased 27.8% to $8.4 million from $6.6 million in 2001. EBIT in 2002 rose 37.5% to $6.0 million compared to $4.4 million in 2001. Trading profit margins improved to 7.1% from 5.9% in 2001 and have increased 240 basis points over the past four years. EBIT margins have shown a similar improvement as illustrated on the AC Trading Profit and EBIT Margins chart.

OPERATIONAL NET ASSETS EMPLOYED ($ in millions)

At the end of fiscal year:	2002	2001	2000
Property and equipment	$30.3	$30.9	$30.2
Inventory	16.7	16.0	14.1
Accounts receivable	5.2	5.2	4.7
Liabilities and other assets	(4.1)	(2.8)	(2.0)
Total operational net assets employed	$48.1	$49.3	$47.0

At January 25, 2003, AC's operational net assets employed were $48.1 million compared to $49.3 million at the previous year-end. Property and equipment decreased 2.0%, as capital spending declined to $1.8 million with the addition of only one store in 2002 compared to $2.9 million in 2001 when two stores were purchased. Amortization costs for the year increased 8.4% to $2.4 million compared to $2.2 million in 2001. Inventories increased 4.6% to $16.7 million from $16.0 million in 2001. The increase was mainly in general merchandise inventory in home furnishings, which were affected by the Permanent Fund Dividend reduction. Footwear/outerwear inventory was high due to unusually warm fall weather in Alaska that hurt sales. Our buyers have also taken advantage of weak demand in the lower 48 states to make early purchases of spring and summer footwear at substantial discounts, which should improve margins in the spring. Accounts receivable remained flat at $5.2 million. Other net liabilities of $4.1 million compared to $2.8 million in 2001. The increase was due to higher accruals for building expenditures for the new store and a replacement store, as well as higher bonus and long-term incentive provisions.

AC RETURN ON NET ASSETS


EBIT ($ in millions)
RONA (%)
5.6
8.8
8.9
8.5
11.6
2.6
4.1
4.3
4.4
6.0
1998
1999
2000
2001
2002

AC's return on net assets was more than double that of four years ago.

The return on net assets improved to 11.6% due to the improvement in trading profit.

On December 14, 2002, a fire that started in the adjoining post office destroyed the AC store in St. Michael, Alaska. The store was a total loss, however, there were no injuries to customers or staff. A temporary store was set up in a small community owned building and service was re-established on January 10, 2003. A new replacement store will be built and opened in September 2003 funded from insurance proceeds.

FINANCIAL CONDITION

CONSOLIDATED NET ASSETS EMPLOYED ($ in millions)

At the end of fiscal year:	2002	2001	2000
Property and equipment	$188.2	$194.0	$194.4
Inventory	127.4	134.4	123.0
Accounts receivable	64.8	65.9	56.9
Liabilities and other assets	(24.2)	(23.2)	(7.5)
Total net assets employed	$356.2	$371.1	$366.8

Balance Sheet & Cash Flows Property and equipment balances were reduced in 2002 due to capital expenditures that were $2.5 million less than amortization for the year, the foreign exchange effect from the strengthening Canadian dollar and disposals due to closures, sales or assets destroyed by fire. Additional information on capital expenditures is included in the following section.

Inventory levels reduced 6.3% or $6.8 million in Canadian operations as a result of the inventory reduction program. Inventory levels increased at AC and will be reduced in 2003. Accounts receivable were down 1.4% in Canada and up 0.9% in Alaska. Liabilities and other net assets increased by $1.0 million due mainly to the additional $6.3 million distribution payable at the end of the year less the reduction of $5.4 million for accrued interest payments due to the change in timing of semi-annual interest payments on long-term debt. Accounts payable were similar to last year. The net balance in 2001 also increased from 2000 due to recoveries of future income tax assets; increases for income taxes payable and accounts payable balances at the end of 2001.

Long-term debt was refinanced at favourable rates.

Cash flow from operations in 2002 increased 6.1% or $3.4 million to $59.2 million compared to $55.8 million 2001. The increase was due to an 18.8% or $5.5 million increase in net earnings for the year offset by a $1.5 million reduction in the recovery in future income taxes. The gain on disposal of property and equipment relates to insurance recoveries that funded the replacement on two stores that were destroyed by fire in 2001 and the sale of a Quickstop convenience store in Ashern, Manitoba. The changes on other non-cash items netted $0.2 million with reductions of inventory and receivables offset by foreign exchange adjustments as a result of the weakening of the U.S. dollar.

Capital Expenditures on Property & Equipment
Total net capital expenditures in 2002 were $18.2 million compared to $19.9 million in 2001. Net capital spending on Canadian and Alaskan operations, respectively, amounted to $15.4 million and $2.8 million for 2002 compared to $15.5 million and $4.4 million in 2001.

Capital expenditures in Canadian operations were $17.3 million in 2002 versus $15.9 million in 2001. The reprofiling project, which refreshed store layouts by adding upgraded standardized fixtures and new refrigeration equipment, was completed in 2002 at a cost of $235,000, bringing the total stores reprofiled to 139. Investments totaling $8.4 million ($8.6 million in 2001) were made in renovations of existing stores, equipment replacement, support facilities and the replacement of one major store. Expenditures on information systems of $6.6 million ($2.6 million in 2001) were primarily directed at upgrading in-store processes and corporate hardware and the development and upgrading of our in-store and corporate merchandise information system.

New Northern stores were opened in the communities of God's River, Manitoba and Fort Ware, British Columbia. Major upgrades were made to stores in Inuvik, Northwest Territories; Kashechewan and Webequie in Ontario; and Kangirsuk, Quebec. One new Giant Tiger store was opened in Winnipeg, Manitoba. A Quickstop convenience store in Ashern, Manitoba was sold in March 2002 and a small Northern store in Fort Alexander, Manitoba was closed in May 2002. Proceeds from disposals also included $1.0 million from insurance recoveries for two stores which were destroyed by fire in Canada in 2001 and replaced in 2002. The selling square feet in Canada increased to 1,070,468 from 1,050,211 in 2001.

Net capital expenditures in Alaska during 2002 were $2.8 million compared to $4.4 million in 2001. One new store in Mountain Village, Alaska was opened in December 2002 when the community invited AC to operate their local store. The AC store in St. Michael was destroyed by fire in December 2002 and will be rebuilt in 2003 from insurance proceeds. There were no closures in Alaska in 2002. Alaskan selling square feet increased to 245,343 from 244,206 in 2001.

The following table summarizes the number of stores and selling square footage under NWC's retail formats.

	NUMBER OF STORES		SELLING SQ. FOOTAGE	
	2002	2001	2002	2001
Northern	136	136	803,093	819,493
NorthMart	6	5	178,328	151,041
Quickstop – Cdn.	5	6	18,831	23,684
Giant Tiger	3	2	47,658	33,435
Other Formats	4	4	22,558	22,558
AC Value Centers	25	24	245,343	244,206
Total at Year End	179	177	1,315,811	1,294,417

Financing Activities In August 2002, the Company successfully completed the refinancing of its long-term bonds by issuing US$65 million 5.89% senior notes. Repayments of 20% of the original amount of the senior notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. Three large U.S.-based life insurance and pension funds, including one previous lender, provided the new financing. The Company's NAIC (National Association of Insurance Commissioners) debt rating in the U.S. remained unchanged at investment grade 2 in 2002. The Company's debt is not rated in Canada. The net proceeds of the senior note offering, together with funds drawn from the secured credit facilities, were used to retire the previous bonds of the Company that matured on August 28, 2002.

A swap was completed on September 11, 2002 to convert US$14 million of the US$65 million obligation from fixed to floating rates at three-month London Interbank Offered Rate (LIBOR) plus 1.87%.

The Company designated US$45 million of its new U.S. dollar senior notes as a hedge against its U.S. dollar investment in AC. On November 7, 2002, a US$20 million fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three months rate plus 2.99%.

Debt to equity improved to 0.6:1.

On January 24, 2003, an additional US$2 million of the fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three months rate plus 3.16%. This swap reduced the hedge to US$43 million to recognize the earnings at Alaska Commercial Company in 2002 and the reduction of the investment due to repayments on inter company notes.

This leaves US$29 million of the original senior note fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spreads.

The Company also completed negotiations with two Canadian chartered banks and secured credit facilities totaling up to $85 million at favorable rates.

Capital Structure On a consolidated basis, NWF had $136.8 million in debt and $219.4 million in equity at the end of the year as the debt to equity ratio continued to improve to 0.6:1 versus 0.7:1 a year earlier. There was no new equity issued in 2002.

The strengthening of the Fund's capital structure is reflected in the following chart. Over the past five years, NWF's and NWC's debt to equity ratio has improved to 0.6:1 from 1.1:1 while annual cash distributions to unitholders have increased to $1.56 n 2002 from $1.00 in 1998. Equity has increased by 33.7% to $219.4 million from $164.1 million over the past four years while interest-bearing debt was reduced by 21.4% to $136.8 million from $174.0 million in 1998.

CAPITAL STRUCTURE


Debt
Equity ($ in millions)
Debt : Equity
300
250
200
150
100
50
0
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.1
1.0
0.9
0.7
0.6
174 164
171 170
176 191
152 220
137 219
1998
1999
2000
2001
2002

The strength of the Fund's balance sheet provides flexibility to maintain and grow distributions.

In addition to the $99.6 million (US$65.0 million) in senior notes outstanding, NWC has $91.0 million in operating lines of credit with banks in Canada and the U.S., of which $28.2 million was drawn at the end of the year compared to $26.1 million at the end of 2001.

Consolidated debt at January 25, 2003 decreased 9.8% or $14.8 million to $136.8 million compared to $151.6 million at January 26, 2002. The debt outstanding at the end of the fiscal year is summarized as follows:

DEBT ($ in thousands)

At the end of fiscal year:	2002	2001
Senior notes	$ 99,597	$ -
Bonds	-	112,000
Deferred warrants and swaps	-	2,090
Bank debt	28,157	26,071
Mortgages and notes payable	7,088	9,282
Capital leases	1,970	2,172
Total debt	$136,812	$151,615

In August 2002, the bonds were repaid and new senior notes were issued as described earlier. The deferred warrants and swap credits related to the bonds were realized during the first seven months of the fiscal year. The bank debt was increased to retire the old bonds. No new mortgage notes or capital leases were executed in 2002 and all scheduled payments were made on time.

Book value per unit at the end of the year increased 1.1% or $0.15 to $13.76 from $13.61 a year earlier. Book equity was favorably affected by retaining $3.0 million in earnings ($7.6 million in 2001) after declaring distributions of $31.4 million ($21.4 million in 2001). A fifth distribution was declared on December 24, 2002 for $0.39 per unit to replace the distribution normally declared in February.

The number of units outstanding at January 25, 2003 was 15,947,543 compared to 16,126,000 a year earlier. The average number of units outstanding during 2002 was 16,007,481 compared to 14,896,000 in 2001.

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of the Company with a quoted value at January 25, 2003 of $3.7 million. Loans receivable at January 25, 2003 of $3.4 million are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7.5 million.

We have a leading position in the vast majority of communities that we serve.

NWF's return on average net assets (RONA) was 13.4% in 2002 compared to 12.7% in 2001. The improvement was due to improved earnings before interest and income taxes and reductions in average net assets employed during the year. Return on equity (ROE) of NWF was 15.8% in 2001 versus 14.9% in 2001. The improvement was mainly driven by improved earnings resulting from higher EBIT, lower interest expenses and reduced income taxes in 2002.

The coverage ratio of EBIT to interest improved significantly to 7.40 times versus 4.55 times in 2001. Interest costs were reduced due to lower average debt levels and lower interest rates in 2002.

INTEREST COSTS & COVERAGE

At the end of fiscal year:	2002	2001	2000	1999	1998*
Coverage ratio	7.40	4.55	3.20	3.40	3.12
EBIT ($ in millions)	49.6	47.8	42.3	39.8	42.8
Interest ($ in millions)	6.7	10.5	13.2	11.7	13.7

*Before unusual item

Taxes NWF recorded a provision for income taxes in 2002 of $8.4 million compared to $8.3 million in 2001 for an effective rate of 19.7% in 2002 compared to 22.3% in 2001. The decrease in the effective rate was due to several factors. The first was as a result of a new $30.0 million subordinated note issued December 31, 2001 by the Company to the Fund that reduced pre-tax income of the NWC by $3.9 million in 2002. This note had little impact on the fiscal year ending January 26, 2002. The Company also benefited from the reduction in Canadian federal income tax rates that decreased to 26.12% from 28.12% effective January 1, 2002. These factors were partially offset by a higher blend of AC pre-tax earnings in 2002. Income taxes paid in cash were $7.0 million in 2002 compared to $1.2 million in 2001.

Future income taxes on the balance sheet were reduced by 18.5% or $3.2 million to $14.3 million from $17.5 million reported a year ago. Loss carryforwards of $5.1 million ($13.5 million a year earlier) are available until 2007 for Canadian operations. There are no loss carryforwards for AC. Management is confident that substantially all of these assets will be realized in the near future.

The Canada Customs Revenue Agency has been conducting an audit on the years 1996 to 1999. The audit has not been concluded and management has made provisions for items that will likely be reassessed and has included this in its income taxes payable.

A more detailed explanation of the income tax provision and future tax assets is provided in note 10 to the financial statements.

RISK MANAGEMENT

NWC is exposed to a number of risks in the normal course of its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Store Selling Capability Initiative This involves changing the work in our stores so that we can be better at selling. Most of the changes will take place over the next three years, however, the groundwork started in 2002. The expected benefits are more time spent on selling rather than administration, more rewarding and balanced work at the store level and profitable sales growth. We are using best practice stores and new in-store systems technology to achieve our goal. The payback from this initiative will depend on our ability to efficiently train our people to use effective new practices within a reasonable time period.

Competition We have a leading market position in the vast majority of communities that we serve. Sustaining and growing this position depends on our ability to be more consistently in-stock on a broader range of everyday products and services compared to our local competitors. To this end, we actively monitor competitive activity and take necessary steps to protect and grow our market share in individual communities and regionally. Outshopping competition from regional centres is significant but stable, with key markets fully developed with major retail food and discount merchandise chains. Competition in these markets is continuously assessed to ensure that our pricing, selection and service levels attract profitable local spending through our stores and catalogue.

Community Relations About 60% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non-Aboriginal owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at our Board level and direct investment in the North West Company Fund by Aboriginal-owned entities.

Consumer Income Our largest customer group derives most of its income directly or indirectly from government transfer payments. These payments are in the form of social assistance, child benefits and old age

Revenue and earnings growth appear to be sustainable.

security. We consider these sources to be stable and independent of economic cycles within the broader North American economy. A major source of employment income is generated from local government and from spending on infrastructure projects. This includes new housing, schools, health care facilities, roads and sewers. Local government employment levels will fluctuate within a year depending on a community's fiscal health, especially near the end of a budget year. Project spending by community varies and corresponds to the northern spending allocations of the various levels of government.

The infrastructure and social support needs of the North are immense and we expect to see some spending increases as politicians recognize the need to deal with the problem. In the federal budget speech of February 18, 2003 the Canadian minister of finance acknowledged "the unacceptable gap in health status between Aboriginal and other Canadians... This budget therefore provides $1.3 billion over the next five years for measures that will help improve the health of Aboriginal Canadians; and an additional $600 million is being targeted to improving the quality of water and wastewater treatment on reserves." Additional income will be generated from the National Child Benefit Supplement that will increase by $150 per child in July 2003, $185 in July 2005 and $185 in July 2006 for low-income families.

Alliance Initiative Under this initiative, we are "outsourcing" major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. Each alliance we enter into requires that we connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are risks of this initiative. The Company also assumes increased risks as the volume of business increases with alliance partners with less direct control over assurance of their performance than internally controlled processes.

Interest Rate and Currency Fluctuations NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36 million of the NWC's senior notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43 million of NWC's senior notes were maintained in U.S. dollar obligations to hedge the Company's investment in AC. Increases in interest rates would increase NWC's cost of borrowing. Interest rate and exchange rate fluctuations are beyond NWC's control and there can be no assurance that such fluctuations will not have a material effect on NWC's business, financial condition and results of operations.

Energy Costs The Company is exposed to fluctuations in the price of energy – particularly oil. Recent international oil price increases have resulted in escalating fuel costs, a major cost component of our products. To the extent that these increases result in higher retail prices, consumer spending, especially on discretionary items, will be adversely affected.

OUTLOOK

We believe that we will sustain our revenue and earnings growth in 2003. In Canada, we expect this growth to be driven by continued above-average increases in same store food sales and a modest improvement in our general merchandise business. Our Alaskan operations are expected to show modest growth due to reduced payments from the Alaska Permanent Fund. Our working capital position is also expected to improve as we reduce average inventory investment through our alliance initiative and other supply chain efficiencies. Overall, we expect margin rates to improve in Canada with slower growth in Alaska.

In 2003, we expect to reinvest about $25 million in our business. Our usual annual investment will be made in replacement and expanded stores, fixtures and equipment. The three-year $15 million investment in new in-store information systems which started in 2002 will ramp up in 2003 and is excepted to be completed in 2004. We plan to open four Giant Tiger stores in 2003 and six in 2004 at a cost of $2.6 million and $4.0 million respectively. Our capital spending projections do not include any potential investments in complementary acquisitions.

Funding sources for our growth will be from internally generated funds.

The effective tax rate is expected to be between 21.0% to 22.0% in 2003 dependent on growth in pretax earnings compared to 19.7% in 2002.

NORTH WEST COMPANY FUND
INFORMATION CIRCULAR

47

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the trustees of North West Company Fund (the "Fund") to be used at the Annual Meeting (the "Meeting") of the holders (the "unitholders") of Trust Units (the "Units") of the Fund to be held at the time and place and for the purposes stated in the Notice of Annual Meeting of Unitholders accompanying this Information Circular. The Meeting will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, May 29, 2003 at 11:30 a.m. (Winnipeg time). Information given herein is given as of April 17, 2003, except where otherwise indicated. The solicitation will be primarily by mail, but proxies may also be solicited by employees of The North West Company Inc. (the "Company"), a wholly owned subsidiary of the Fund, or by CIBC Mellon Trust Company, its transfer agent. The cost of solicitation by trustees of the Fund will be borne by the Fund.

The Fund, through CIBC Mellon Trust Company, has distributed copies of the Notice of Annual Meeting of Unitholders, Information Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively, "intermediaries") for onward distribution to unitholders whose Units are held by or in the custody of such intermediaries ("non-registered unitholders"). Such intermediaries are required to forward the documents to non-registered unitholders unless such unitholders have waived the right to receive the material.

The solicitation of proxies from non-registered unitholders will be carried out by intermediaries, the Fund or CIBC Mellon Trust Company, if the names and addresses of non-registered unitholders are provided by such intermediaries.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

Unitholders who do not hold their Units in their own name (referred to herein as "Beneficial Unitholders") are advised that only proxies from unitholders of record can be recognized and voted upon at the Meeting. Non-registered unitholders who wish to file proxies should follow the directions of their intermediaries with respect to the procedure to be followed. Generally, non-registered unitholders will either:

A. be provided with a request for voting instructions. The intermediary is required to send to CIBC Mellon Trust Company an executed form of proxy completed in accordance with any voting instructions received by it; or

B. be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered unitholder may complete the proxy and return it directly to CIBC Mellon Trust Company (see "Appointment and Revocation of Proxies").

All references to unitholders in this Circular and the accompanying Notice of Meeting are to unitholders of record unless specifically stated otherwise.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the trustees of the Fund.

As indicated on the form of proxy, unitholders desiring to appoint some other person (who need not be a unitholder) to represent them at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy, returning the completed proxy in the envelope provided, or delivering it to the attention of the trustees of the Fund at the address set forth below.

A registered unitholder giving a proxy may revoke the proxy by instrument in writing executed by the registered unitholder or his attorney authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Fund, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or in either case with the Chairman of the Meeting on the day of the

Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

A non-registered unitholder may revoke voting instructions or a waiver of the right to receive documents and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instructions or of a waiver of the right to receive documents and to vote that is not received by the intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The person named in the enclosed form of proxy will vote the Units in respect of which he/she is appointed in accordance with the direction of the unitholder appointing him/her. In the absence of such direction, such Units will be voted in favour of each of the matters referred to in the Notice of Annual Meeting of Unitholders. **The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Unitholders, and with respect to other matters which may properly come before the Meeting.** As at the date of this Information Circular, the trustees of the Fund know of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Unitholders.

VOTING UNITS, RECORD DATE AND PRINCIPAL HOLDERS THEREOF

The issued and outstanding capital of the Fund as at April 17, 2003, consists of 16,126,000 Units to which are attached voting rights.

At all meetings of the unitholders, each unitholder is entitled to one vote for each Unit registered in his/her name on the books of the Fund. Every question coming before the Meeting shall, unless otherwise required by law or otherwise, be determined by the majority of votes duly cast on the question.

Unitholders of record as of April 17, 2003 shall be entitled to vote at the Meeting.

As at April 17, 2003, to the knowledge of the trustees of the Fund, no person or corporation beneficially owns or exercises control or direction over more than 10% of the Fund's outstanding Units.

THE FUND

The Fund is an open-ended mutual fund trust governed by the laws of the Province of Manitoba and created pursuant to a Declaration of Trust dated as of January 31, 1997 (the "Declaration of Trust"). The Fund is administered by a board of trustees. The principal and head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1.

The Fund is a limited-purpose trust and is restricted to:

(a) investing in such securities as may be approved from time to time by the trustees and the board of directors of the Company (the "board");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to unitholders; and

(d) undertaking such other business and activities as shall be approved by the trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act.

ELECTION OF TRUSTEES OF THE FUND

The Declaration of Trust provides for a board of trustees consisting of a minimum of three trustees and a maximum of seven trustees. The information given herein with respect to each of the trustees is based upon information furnished to the Fund by each trustee.

The number of trustees to be elected at the Meeting is three, who will hold office until the next Annual Meeting of the Fund unless any such person ceases to be a trustee before then.

The following table states the names of all the persons who are currently trustees and who are proposed to be nominated for election to continue as trustees, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment and the approximate number of Units of the Fund beneficially owned or subject to control or direction by each of them.

The persons named in the enclosed form of proxy intend to vote for the re-election of the following nominees as trustees unless unitholders specify in such proxy that their Units are to be withheld from voting in the election of trustees or voted otherwise.

Name and Principal Occupation	Municipality of Residence	Trustee Since	Units Beneficially Owned or Subject to Control or Direction
Kevin R. Bolt Partner, Aikins, MacAulay & Thorvaldson	Winnipeg, Manitoba	1997	950
David G. Broadhurst President, Poynton Investments Limited	Toronto, Ontario	1997	3,000
Ian Sutherland Chairman, The North West Company Inc.	Oro Medonte, Ontario	1997	450,953

RECORD OF MEETING ATTENDANCE BY TRUSTEES

(For the 12 months ended January 25, 2003)

TRUSTEE MEMBER	TRUSTEE COMMITTEE MEETINGS (7)	BOARD MEETINGS (5)	AUDIT COMMITTEE MEETINGS (4)
Kevin Bolt	7	5	4
David Broadhurst	7	5	4
Ian Sutherland	7	5	4

REMUNERATION OF TRUSTEES

Trustees are entitled to a quarterly fee of $4,000, a fee of $1,000 per meeting and a fee of $800 per Audit Committee Meeting. Trustees are also reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the trustees or any committee thereof or in connection with their services as trustees. The trustees met seven times during the financial year of the Fund ended January 25, 2003. Total trustees' fees for the financial year of the Fund ended January 25, 2003 were $64,066.

ELECTION OF DIRECTORS OF THE COMPANY

The Company is a wholly owned subsidiary of the Fund. Pursuant to the Declaration of Trust, a resolution of the unitholders binds the trustees with respect to the election of the board of the Company (the "directors").

The articles of the Company provide for a board consisting of a minimum of eight directors and a maximum of fifteen directors. The number of directors presently in office is ten. The information given herein with respect to each of the directors is based upon information furnished to the Company by each director.

The number of directors to be elected at the Meeting is 11, who will hold office until the next Annual Meeting of the Fund unless any such person ceases to be a director before then.

The following table states the names of all the persons proposed to be nominated for election as directors, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment, the committees of the board on which they are members, their municipality of residence, the year in which they became directors and the approximate number of Units of the Fund beneficially owned or subject to control or direction by each of them.

The persons named in the enclosed form of proxy intend to direct the trustees to vote for the election of the nominees as directors, unless unitholders specify in such proxy that their Units are to be withheld from voting in the election of directors or voted otherwise.

Name and Principal Occupation	Committees Executive (1) Governance (2) Audit (3) HR & Comp (4) Pension (5)	Municipality of Residence	Director Since	Units Beneficially Owned or Subject to Control or Direction
Donald A. Beaumont, President Beaumont & Associates	1,3,4	Don Mills, Ontario	1996	3,150
Frank Coleman President & Chief Executive Officer Coleman Group of Companies	1,3,4	Corner Brook, Newfoundland	1999	106,400
Nellie Cournoyea Chairperson and CEO Inuvialuit Regional Corporation	2,5	Inuvik, Northwest Territories	1996	450
R. J. (Bob) Kennedy, Chief Executive Officer, WiBand Communications Corp.	-	Winnipeg, Manitoba	2003	0
Edward S. Kennedy, President and Chief Executive Officer, The North West Company Inc.	-	Winnipeg, Manitoba	1996	139,857
Gary J. Lukassen, Corporate Director	1,3,4	Mississauga, Ontario	1987	3,750
Keith Martell, Chairman First Nations Bank of Canada	2,3,	Saskatoon, Saskatchewan	2000	2,000
Stanley McKay, Corporate Director	4, 5	Gladstone, Manitoba	1994	450
James G. Oborne, Chairman, Westgate Capital Management Corporation	1,2,5	Winnipeg, Manitoba	1987	57,000
H. Sanford Riley (Sandy) Director	-	Winnipeg, Manitoba	2003	0
Ian Sutherland, Chairman, The North West Company Inc.	1	Oro Medonte, Ontario	1978	450,953

All of the above-named nominees have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

On December 19, 2000, Keith Martell, Chairman, First Nations Bank of Canada became a director of the Company. From March 1995 to June 1998, he was the Executive Director of Finance for the Federation of Saskatchewan Indian Nations.

On May 29, 2003 R.J. (Bob) Kennedy, will become a Director of the Company. Presently, Mr. Kennedy is the Chief Executive Officer of WiBand Communications Corporation, a position he has held since January 1999. He previously held positions as Worldwide Business Development Executive – IBM Corporation – Education and Training in 1998, and Chief Executive Officer – PBSC Computer Training Centres in 1991.

Gary J. Lukassen retired as Executive Vice-President and Chief Financial Officer, Hudson's Bay Company in March 2001.

On May 29, 2003, H. Sanford Riley, (Sandy) will become a Director of the Company. Mr. Riley presently sits on the Board of Directors of Investors Group Inc., James Richardson & Sons Limited and Molson's Inc. He previously held positions of Chairman of Investors Group Inc., 2001-2002, after serving as President and C.E.O. of Investors Group Inc. from 1992-2001.

Ian Sutherland was President of MCAP Inc. from September 1998 to August 2000.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of the trustees will be voted for another nominee at the discretion of the trustees unless the unitholder has specified in the proxy that the Units are to be withheld from voting in the election of directors or voted otherwise.

RECORD OF MEETING ATTENDANCE BY DIRECTORS
(For the 12 months ended January 25, 2003)

The following table summarizes attendance of current directors at the Company's board and committee meetings for 2002. Committee membership is subject to change on an annual basis after the annual general meeting. A member of a committee in the last half of the year may not have been a member of that committee in the first half of the year. The Chairman of the Board attends and directors often attend additional committee meetings on an ex officio basis.

BOARD MEMBER (meetings)	BOARD (5)	EXECUTIVE (1)	GOVERNANCE (3)	AUDIT (4)	HR & COMP (3)	PENSION (5)
Don Beaumont	5	1	-	4	3	-
Frank Coleman	4	-	-	3	3	-
Nellie Cournoyea	2	-	2	-	-	3
Edward Kennedy	5	-	-	-	-	-
Gary Lukassen	5	1	-	4	3	-
Keith Martell	5	-	1	3	1	-
Stan McKay	5	-	-	-	3	5
Jim Oborne	5	1	3	-	-	5
Iain Ronald	5	1	3	-	-	5
Ian Sutherland	5	1	-	-	-	-

0 = a member of the committee who was absent.
- = not a member of that committee

REMUNERATION OF DIRECTORS

Directors who are not employees of the Company are entitled to a quarterly fee of $4,000, a fee of $1,000 per meeting of the board attended, a fee of $800 per committee meeting attended and a quarterly fee of $750 for the chair of each board committee. The Chairman of the Board is paid a quarterly fee of $12,500. Total directors' fees for the financial year of the Company ended January 25, 2003, amounted to $326,404.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following summary compensation table sets forth information concerning compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO") and the Company's four highest paid executive officers (the "Named Executive Officers") for services rendered in all capacities with respect to the three most recently completed financial years of the Company.

"LTIP" or "long term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities or any other measure, but does not include option or UAR plans or plans for compensation through restricted Units.

"UAR" or "Unit appreciation right" means a right, granted by the Fund or the Company as compensation for services rendered or otherwise in connection with officer or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities.

		Annual Compensation			**Long Term Compensation Awards**		**Payouts**	
Name/ Principal Position	Financial Year	Salary (Cdn $)	Bonus (Cdn $) (1)	Other Annual Comp. (Cdn $) (2)	Securities Under Options/UARs Granted (#)	Restricted Units	LTIP Payouts	All Other Compensation (Cdn $) (3)
Edward S. Kennedy President & CEO	2002 2001 2000	413,077 389,904 355,769	113,400 235,200 213,150	102,322 84,837 80,092	0 0 0	0 0 0	0 0 0	1,035 758 673
Gerald H. Bittner President Alaska Commercial Company	2002 2001 2000	224,208 219,923 198,000	120,309 29,315 51,750	0 0 0	0 0 0	0 0 0	43,624 0 0	0 0 0
Gary V. Eggertson VP, Chief Financial Officer & Secretary	2002 2001 2000	206,539 197,308 186,500	37,800 78,400 74,480	37,003 42,893 41,503	0 0 0	0 0 0	0 0 0	481 252 347
Scott F. Findlay Vice President, Food Marketing	2002 2001 2000	180,854 174,969 168,654	29,800 77,792 34,000	41,392 38,596 39,121	0 0 0	0 0 0	0 0 0	13,915 12,735 13,067
Carl A. McKay Vice President, Sales & Operations (Traders)	2002 2001 2000	180,854 174,969 162,798	29,280 77,792 34,000	40,932 38,005 35,923	0 0 0	0 0 0	0 0 0	415 223 1,733

(1) The bonus plan was based on achieving Canadian EBIT [earnings before interest & taxes] +/- cost of capital adjustment. For those Officers supporting Alaska, the bonus plan was based on achieving Consolidated EBIT (earnings before interest & taxes) +/- cost of capital adjustment. Alaskan Officers are on a separate plan that is based on Alaskan Operating Profit and pre-defined corporate, functional and personal goals.

(2) Includes the value of the interest subsidy paid to officers on loans incurred to purchase units, and the amount paid to officers under the flexible spending plan. The Company has a management ownership plan under which it pays, on behalf of certain eligible management employees (including the Named Executive Officers), interest costs over 2% per annum on certain loans incurred to purchase Units. The Company also has a unit purchase loan program under which it pays, on behalf of officers (including the Named Executive Officers), full interest costs on loans approved by the Board of Directors to purchase Units. The aggregate interest subsidy paid under these plans to Named Executive Officers for the financial year of the Company ended January 25, 2003, was $59,792.

(3) Includes the value of insurance premiums paid by the Company with respect to term life insurance for the officers, contributions made by the Company to the officers' defined contribution pension plan (a similar amount is incurred for officers in the defined benefit plan however, under securities law, these costs are not required to be shown), relocation allowance provided upon move to Winnipeg, and any other miscellaneous payments.

For the financial year ended January 25, 2003, the Company provided to all its officers a total of $2,564,477 in Salaries, $638,714 in Bonuses, $381,671 in Other Annual Compensation and $17,592 in All Other Compensation.

UNIT OPTIONS AND UAR GRANTS IN LAST FINANCIAL YEAR

There were no individual grants of Unit Options or UARs to any of the Named Executive Officers during the financial year of the Company ended January 25, 2003.

AGGREGATED UAR EXERCISED IN THE YEAR & YEAR-END VALUES

The following table sets forth information regarding the exercise of UARs by the Named Executive Officers during the financial year of the Company ended January 25, 2003, and UARs held by the Named Executive Officers at January 25, 2003.

Name	Value Acquired on Exercise (#)	Value Realized ($) (1)	Unexercised UARs at Financial Year-End (#)		Value of Unexercised In-The-Money UARS at Financial Year-End ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward S. Kennedy		179,005	53,107	14,943	360,597	101,463
Gerald H. Bittner		42,000	19,001	15,999	109,066	91,834
Gary V. Eggertson		39,757	2	3,488	12	22,451
Scott F. Findlay		0	24,000	16,000	162,960	108,640
Carl A. McKay		178,491	0	7,240	0	49,160

(1) Market value of underlying securities at exercise date, minus the exercise or base price.

OPTION AND UAR REPRICINGS

The Company's policy is not to re-price long term incentives such as UARs and options. Accordingly, there were no option or UAR repricings done by the Company in the most recent fiscal year. Neither the Fund nor Company has options outstanding.

EXECUTIVE OFFICER'S INDEBTEDNESS

OFFICER'S UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to executive officers in the Canadian operation as part of its long-term incentives program to purchase units of the Fund under a unit purchase loan plan. These loans are non-interest bearing and are repayable from the after tax distributions or if the officer sells the units or leaves the company. The loans are secured by a pledge of the units as presented in the following table. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

Officer	Largest amount outstanding during the year ended January 25, 2003	Amount outstanding as at January 25, 2003	Security for indebtedness as at January 25, 2003 (units)	Market value of security as at January 25, 2003
Edward Kennedy	$1,253,158	$1,224,913	65,057	$1,352,535
Gary Eggertson	375,648	367,188	19,500	405,405
Scott Findlay	327,439	320,058	17,000	353,430
Carl McKay	327,439	320,058	17,000	353,430
Jim Mitchell	317,817	310,654	16,500	343,035
David Preddy	294,705	288,063	15,300	318,087
Paul Smith	152,934	151,069	8,000	166,320
Karen Milani	136,789	133,706	7,100	147,609
Len Flett	127,167	124,302	6,600	137,214
Ken Claudel	126,720	125,228	6,400	133,056
	$3,439,818	$3,365,239	178,457	$3,710,121

PENSION PLAN TABLE

The following table shows the estimated annual benefits payable upon retirement of the Canadian officers of the Company under the Company's Pension Plan.

	Years of Service			
Remuneration	10	15	20	25
($) 125,000	($) 21,250	($) 31,875	($) 42,500	($) 53,125
150,000	25,500	38,250	51,000	63,750
175,000	29,750	44,625	59,500	74,375
200,000	34,000	51,000	68,000	85,000
225,000	38,250	57,375	76,500	95,625
250,000	42,500	63,750	85,000	106,250
300,000	51,000	76,500	102,000	127,500
350,000	59,500	89,250	119,000	148,750
400,000	68,000	102,000	136,000	170,000
450,000	76,500	114,750	153,000	191,250

The previous table reflects the annual benefits payable, under the non-contributory defined benefit pension plan, to officers of the Company at age 60 for the various earnings/service combinations shown. The benefit is not reduced for early retirement at age 60 if the member has 10 years of service as an officer of the Company. The benefits do not include payments from the Canada/Quebec Pension Plan or Old Age Security.

The annual benefit payable is based on 1.7% per year of service of the average of the officer's final three years of remuneration. Remuneration includes base earnings plus bonuses. Upon death, reduced payments continue to the spouse, if applicable. Officers may elect to contribute to the plan to provide for enhanced ancillary benefits.

This table reflects the benefits payable for service as an officer. Various lower benefit formulas apply for service prior to appointment as an officer.

Officers may elect to accumulate their benefits through an alternative defined contribution arrangement. The benefits under this option will be based on the balance accumulated in their defined contribution account.

As of January 25, 2003, Edward Kennedy had 13 years total credited service and 12 years credited service as an officer, Gary Eggertson had 30 years total credited service and 15 years credited service as an officer, Carl McKay had 30 years total credited service and 4 years credited service as an officer, and Scott Findlay had 3 years total credited service and 3 years credited service as an officer. Gerald Bittner is a member of Alaska Commercial Company's 401k plan and is therefore not eligible for payment under the Pension Plan.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Of the Named Executive Officers, Gary Eggertson is subject to an Executive Employment Agreement which outlines the basic terms and conditions of his employment with the Company. This agreement provides for, among other things, a severance payment equal to 24 months of base salary (at the then current rate) in the event that his employment is terminated by the Company for any reason other than just cause.

The original employment offers given to Scott Findlay, Jim Mitchell and David Preddy included a termination clause, which provides for a severance payment equal to 12 months of base salary (at the then current rate) in the event that employment is terminated by the Company for any reason other than just cause.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

For the composition of the Compensation Committee, please see the following section and the section entitled "Corporate Governance – Board Committees".

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee is responsible for reviewing and advising on policies and programs for attracting, retaining, developing and motivating employees of the Company. This committee also has the specific mandate to annually review officer compensation and make recommendations as necessary to the board, which has the final approval in all areas of officer compensation.

In carrying out its mandate, the committee assesses the performance of the CEO on an annual basis against previously established performance objectives. It also reviews the yearly performance recommendations submitted by the CEO for the other officers of the Company.

The Committee typically meets three times a year and is composed of "unrelated" directors. The CEO and the Vice-President of Human Resources attend meetings of the committee but are not present for discussions of their own remuneration.

The guiding philosophy of the officer compensation program is "pay-for-performance" which means a tight linkage between investor goals and officer compensation rewards. The total compensation program for officers is composed primarily of three components, namely a base salary, an annual incentive plan and a long-term incentive program. The latter two variable compensation programs are designed to put a significant amount of officer remuneration at risk by being highly dependent upon increases in Company profitability and unitholder value. The Company's financial target is aimed at the top quartile returns found within the Canadian retail industry, and when achieved, the total compensation paid to officers will be targeted at the 75th percentile of market.

Base salaries are targeted at the 50th percentile of market as measured against the appropriate external comparator group. These salaries are reviewed and adjusted periodically against current survey data. Individual salaries are set at an appropriate level based on the officer's experience and proven, or expected, level of

performance. Officers would normally be expected to reach the 50th percentile of market within three years.

The second component of total compensation, the annual incentive bonus, is intended to reward officers for the achievement of specific predetermined, yearly financial objectives. In 2002, the annual incentive program was based 100% of achieving Canadian EBIT +/-cost of capital adjustment. For those Officers with responsibilities in Alaska, the annual incentive bonus was based solely on achieving Consolidated EBIT +/- cost of capital adjustment. Alaskan officers are on a separate plan that rewards on Alaskan Operating Profit and pre-defined corporate, functional and personal goals.

The final compensation component of the officer compensation program is the long term incentive program which is intended to reinforce the officers' commitment to the sustained enhancement of both profitability and unitholder value. This objective is achieved through the Unit Purchase Loan Program (UPLP) which provides limited recourse interest-free loans to Officers, granted annually by the Board to purchase NWC Units, and the Management Ownership Plan, which provides low interest loans to officers equivalent to 1.5 times base salary to purchase NWC Units.

In arriving at its recommendations, this committee has access to compensation information from the retail industry and other employers with whom the Company may compete for resources. In 2001 an external consultant worked with the HR & Compensation Committee to undertake a detailed competitive analysis of Total Cash Compensation for officers as part of the development of the long term incentive program. The services of the external consultant continue to be used to gather comparative market data. This committee also appreciates the importance of qualitative factors in assessing officer performance such as demonstrated leadership abilities, risk-taking and the management of major projects and initiatives seen to be of importance to the Company.

Submitted by the Human Resources and Compensation Committee of the board:

Donald A. Beaumont, Chair
Frank Coleman
Gary J. Lukassen
Stanley McKay

PERFORMANCE GRAPH

Set out below is a comparison of the cumulative total return between the Fund, with the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Drug Retailing Group from January 31, 1998 to January 31, 2003.



Total Return Performance
%
250
225
200
175
150
125
100
75
50
01/31/1998
01/31/1999
01/31/2000
01/31/2001
01/31/2002
01/31/2003
NWF.UN
TSX Composite
Consumer Durables / Apparel Group
Retailing Group
Food/ Drug Retailing Group

	JAN. 98	JAN. 99	JAN. 00	JAN. 01	JAN. 02	JAN. 03
The Fund	100	119	101	125	183	242
TSX Composite	100	102	131	145	122	106
Consumers Durables/Apparel Group	100	88	104	119	139	182
Retailing Group	100	101	77	59	62	63
Food/Drug Retailing Group	100	146	122	177	236	232

Notes: Assumes $100 invested January 31, 1998, in the Fund, the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Drug Retailing Group. Fund distributions are reinvested on the ex-distribution date. The Indexes already incorporates dividend reinvestment.

INDEBTEDNESS OF TRUSTEES, DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Neither the trustees, nor any of the directors or officers of the Company, nor any associate or affiliate of any of them, is or was indebted, directly or indirectly, to the Fund or the Company at any time since January 26, 2002, the beginning of the financial year of the Company and the Fund except as previously outlined under the executive officers' unit purchase loan plan.

INTEREST OF TRUSTEES, DIRECTORS, OFFICERS AND OTHERS IN MATERIAL TRANSACTIONS

The trustees are not aware of any material interest, direct or indirect, of any trustee of the Fund or director or officer of the Company or any proposed nominee for election as a trustee or as a director of the Company, or any associate or affiliate of any such person in any transaction since January 26, 2002, the beginning of the financial year of the Company and the Fund, which has materially affected or will materially affect the Fund or the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The trustees are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any trustee of the Fund, director or senior officer of the Company, anyone who has held office as such at any time since the beginning of the financial year of the Company and the Fund beginning January 26, 2002, any proposed nominee for election as the trustee of the Fund or director of the Company, or their respective associates or affiliates, in any matter to be acted on at the Meeting except as disclosed herein.

MANAGEMENT CONTRACTS

The management functions of the Fund and of the Company are not performed to any substantial degree by a person or company other than the trustees and senior officers of the Fund or the directors and senior officers of the Company.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Declaration of Trust provides that the unitholders shall appoint the auditors of the Fund at each Annual Meeting of the Fund.

The auditors of the Fund and of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Winnipeg, as auditors of the Fund and the Company and to authorize the trustees to fix the remuneration of such auditors. PricewaterhouseCoopers LLP were first appointed as auditors of the Company on June 10, 1987, and as auditors of the Fund as of January 31, 1997.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires every listed issuer to disclose on an annual basis its approach to corporate governance with respect to guidelines set out in Part IV of the Toronto Stock Exchange Company Manual (the "Guidelines"). The trustees of the Fund and the board of the Company are aware of their responsibilities for corporate governance matters. Accordingly, the Fund and the Company have adopted a system of corporate governance, as summarized below, which substantially complies with the Guidelines.

The Fund is a trust that distributes earnings from its holdings in the Company to its unitholders. The Fund does not conduct any active business and the role of the trustee is primarily to act on behalf of the Fund as shareholder and noteholder of the Company (in addition to such other responsibilities established by the Declaration of Trust). Currently, there are three trustees, all of whom are "unrelated directors" (as defined in the Guidelines) to the Fund (other than to the extent that Kevin Bolt is a partner of Aikins, MacAulay & Thorvaldson, legal counsel to the Fund and the company and to the extent that Ian Sutherland is the non-executive Chairman of the Board of the Company).

MANDATE OF THE BOARD

The mandate of the board is to supervise the management of the business and affairs of the Company. In fulfilling its mandate, the board is responsible for, among other things:

- the adoption of a strategic planning process;
- identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;
- succession planning, which includes appointing, training and monitoring senior management;
- ensuring that an effective unitholder and investor relations communications program is in place;
- the integrity of internal controls and management information systems
- the review and evaluation of operations, results and action plans, and the assessment of the performance of chief executive officer.

There were four regularly scheduled meetings of the board and one conference call meeting. The frequency of meetings depends upon the state of the Company's affairs and the opportunities or risks which the Company faces.

COMPOSITION OF THE BOARD

The Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated" directors. The Guidelines define an "unrelated" director as a director who is independent of management and is free from any interest and any business or other relationship which could materially interfere, or could reasonably be perceived to interfere, with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from holding securities.

The directors have examined the relevant definitions in the Guidelines and have individually considered their respective interests and relationships in and with the Company. As a consequence, the board has determined that of its ten directors that served in 2002, nine are "unrelated" directors and one, Edward Kennedy, is a "related" director. Messrs. Sutherland and Kennedy are each "inside" directors (defined by the Guidelines as directors who are officers and/or employees of the Company or any of its affiliates). Mr. Sutherland is a non-executive Chairman of the board and as such is considered an "unrelated" director appointed by the board. The board considers its size to be appropriate at the current time.

SIGNIFICANT SHAREHOLDER

The Guidelines also recommend that in circumstances where a corporation has a "significant" shareholder (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in, or relationships with, either the corporation or the "significant" shareholder and which fairly reflects the investment in the corporation by shareholders other than the "significant" shareholder. Although the Fund would be considered a "significant" shareholder, the Declaration of Trust provides the unitholders with the right to bind the trustees with respect to the election of the directors and accordingly the Fund does not have a "significant" Unitholder.

BOARD COMMITTEES

The board has the following five committees: Executive, Corporate Governance & Nominating, Audit, Human Resources & Compensation, and Pension. Each committee is wholly comprised of "unrelated" directors.

Each year, the board, at a meeting following the Annual Meeting of Unitholders, appoints directors to board committees.

The mandate of each committee is outlined below.

Executive Committee

The Executive Committee's mandate has included the review of corporate strategy, the analysis of major transactions and such other duties as are delegated by the board.

This committee met once during the financial year of the Company ended January 25, 2003, and is presently composed of the following directors: Ian Sutherland, Committee Chair; Donald Beaumont, Frank Coleman, Gary Lukassen, James Oborne and Iain Ronald. It was decided not to continue this committee in 2003 and that its duties would be assumed by the full board.

Corporate Governance & Nominating Committee

The Corporate Governance and Nominating Committee is responsible for developing the Company's approach to corporate governance, including the mandate, size and composition of the board and its committees. As well, this committee assesses the effectiveness of the board, its members and committees and nominates directors for election. This committee also makes recommendations to the board of trustees of the Fund on the composition, mandate and membership of the board of trustees of the Fund. This committee met three times during the financial year of the Company ended January 25, 2003 and is presently composed of the following directors: Iain Ronald, Committee Chair; Nellie Cournoyea, Keith Martell and James Oborne.

Audit Committee

The Audit Committee is responsible for reviewing the Company's financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct and making recommendations to the board. The committee maintains an effective working relationship with the board of directors, management, and the internal and external auditors. This committee also makes recommendations to the board regarding the appointment of independent auditors, reviews the nature and scope of the audit as proposed by the external and internal auditors and management, and reviews with management the risks inherent in the Company's business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal control procedures and systems of the Company. This committee meets independently with the Company's external auditors.

This committee met four times during the financial year of the Company ended January 25, 2003, and is presently composed of the following directors: Gary Lukassen, Committee Chair; Donald Beaumont, Frank Coleman and Keith Martell.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee has the general responsibility to review human resource policies and programs, which impact on employees of the Company. This committee is also responsible for reviewing the levels and form of total compensation including long-term incentive plans. This committee reviews the annual objectives and performance of the Chief Executive Officer (CEO) and develops appropriate compensation policies for the officers of the Company. This committee is responsible for overseeing the procedures for succession planning of the CEO and evaluating senior management. These responsibilities include reporting and making recommendations to the board for their consideration and approval.

This committee met three times during the financial year of the Company ended January 25, 2003, and is presently composed of the following directors: Donald Beaumont, Committee Chair; Frank Coleman, Gary Lukassen, and Stanley McKay.

Pension Committee

The board is the legal administrator for the defined benefit pension programs operated by the Company. As the legal administrator, the board appoints a Pension Committee to fulfil its responsibilities. The main duties of this committee are to establish and revise as appropriate, an investment policy statement; to review the asset mix strategy of the investment manager; to ensure the pension fund is managed in accordance with the guidelines set out in the investment policy statement, and to consider any changes to the pension programs. This committee recommends the appointment of an actuary, an investment manager, a custodian for the pension assets as well as changes in benefits and funding. Generally, this committee meets at least quarterly.

This committee met five times during the fiscal year ended January 25, 2003, and is presently composed of the following directors: James Oborne, Committee Chair; Nellie Cournoyea, Stanley McKay, and Iain Ronald.

DECISIONS REQUIRING PRIOR BOARD APPROVAL

The board considers that certain decisions are sufficiently important that management should seek prior approval of the board. Such decisions include:

- approval of strategic plans;
- approval of annual operating and capital budgets and any material changes to these budgets;
- individual capital expenditure projects in excess of $2,000,000;
- the issuance of shares in the capital and debt securities of the Company, and the realignment of the capital structure of the Company to effect an appropriate dividend and distribution policy;
- all other matters as required under the *Canada Business Corporations Act.*

PROCEDURES FOR RECRUITING NEW DIRECTORS

The Corporate Governance & Nominating Committee is responsible for recommending new nominees for election to the board. This committee considers the factors discussed in the guidelines when recruiting new directors.

Directors are provided with reports relating to the Company's business affairs and are given presentations on the operations of the Company. All directors are provided with the opportunity to visit Company stores to enable them to better understand the Company's business, and the associated risks.

The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to discussions with the Chairman of the Board, the President and CEO and other officers of the Company with respect to the business and the operations of the Company, a new director receives a directors' manual, which includes background information on the Company and a record of historical public information.

BOARD PERFORMANCE ENHANCEMENT MEASURES

The Chairman of the Board together with the Corporate Governance & Nominating Committee are responsible for ensuring the effective operation of the board and its committees.

At least once a year, the Chairman surveys all directors individually on the effectiveness of board processes, the quality of information provided to directors by management and other Governance matters. The Chairman reviews the results of this process with the Corporate Governance and Nominating Committee and with the Board of Directors.
The Corporate Governance & Nominating Committee conducts an annual evaluation of the effectiveness of individual directors and the committees on an annual basis through a peer evaluation process. It also reviews on a biannual basis the adequacy and form of directors' compensation and ensures such compensation realistically reflects the responsibilities and risks involved in being an effective director. This committee also evaluates the performance of the Chairman through a peer evaluation process.

The board, together with the CEO, review position descriptions for the board and for the CEO. In addition, the board approves the annual operating plan of the Company, which the CEO is responsible for achieving.

The Company provides directors with the right to consult outside professional advisors in the discharge of their duties, subject to the approval of the Chairman of the Board.

UNITHOLDER RELATIONS AND FEEDBACK

The Vice-President and Chief Financial Officer of the Company is responsible for investor relations and ensures that questions and concerns receive prompt responses.

At annual meetings, unitholders are encouraged to ask questions of the trustees of the Fund and the directors and officers of the Company. In addition, a 24-hour listen line with an 800 number and a web site provide unitholders with access to recent press releases, quarterly reports and general information on the Company and the Fund. Quarterly conference calls are held with analysts, investors and interested persons. Phone and fax numbers and the Company's web site address are printed on all Company and Fund reports.

BOARD EXPECTATIONS OF MANAGEMENT

The board holds management responsible for the achievement of goals set out in strategic plans. It also requires management to report on their progress on a timely, accurate and relevant basis to enable effective evaluation of performance.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Fund will provide to any unitholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last fiscal year together with the auditors' report thereon;

(iii) its most recent Information Circular;

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

OTHER MATTERS

The trustees of the Fund know if no other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

CERTIFICATE

The contents of this Information Circular and the sending thereof have been approved by the trustees of the Fund.

By Order of the Trustees



GARY V. EGGERTSON
Chief Financial Officer and Secretary

Winnipeg, Manitoba
April 17, 2003

48

NORTH WEST COMPANY FUND

Gibraltar House, 77 Main Street
Winnipeg, Manitoba R3C 2R1

PROXY

Solicited by the trustees for the Annual Meeting of Unitholders, May 29, 2003

The undersigned unitholder of North West Company Fund (the "Fund") hereby appoints Ian Sutherland, a trustee of the Fund, or failing him Kevin Bolt, a trustee of the Fund or failing him David Broadhurst, a trustee of the Fund, or ____________________________ as proxy, with power of substitution, to attend, to act, and to vote all trust units of the Fund set forth below (the "Units") for, and on behalf of, the undersigned at the Annual Meeting of Unitholders (the "Meeting") to be held May 29, 2003, at 11:30 a.m. (Winnipeg time) and at any adjournment thereof. The persons above named are specifically directed to vote all Units registered in the name of the undersigned as follows:

(i) FOR ☐ OR WITHHOLD FROM VOTING FOR ☐ the election of those persons named as proposed trustees of the Fund for election by the unitholders in the Information Circular dated April 17, 2003.

(ii) FOR ☐ OR WITHHOLD FROM VOTING FOR ☐ the direction to the trustees to elect those persons named as proposed directors of The North West Company Inc. for election by the Unitholders in the Information Circular dated April 17, 2003.

(iii) FOR ☐ OR WITHHOLD FROM VOTING FOR ☐ the appointment of the auditors named in the Information Circular dated April 17, 2003.

(iv) On such other business as may properly come before the Meeting.

(Unless otherwise indicated, this proxy is to be voted in favour of the election of the proposed trustees and the direction to the trustees to elect the proposed directors and the appointment of the auditors, as more particularly described in the Information Circular dated April 17, 2003.)

______________________________ Date ____________________, 2003.
UNITHOLDER'S SIGNATURE

Please execute this Proxy as directed in the Information Circular dated April 17, 2003, and return promptly in the enclosed envelope. Reference is made to the accompanying Information Circular dated April 17, 2003, for further information regarding the completion and use of this Proxy and other information pertaining to the Meeting.

*** You have the right to appoint a person other than the persons designated herein to attend and act on your behalf at the Meeting. Such appointment may be made by inserting such person's name in the space provided.**

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund and the Board of Directors of the Company. The Audit Committee of the Board, consisting of outside Directors, meets quarterly with management, Trustees and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by both the Trustees and the Board of Directors. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

EDWARD S. KENNEDY, PRESIDENT & C.E.O.
THE NORTH WEST COMPANY INC.

GARY V. EGGERTSON, C.F.O. & SECRETARY
NORTH WEST COMPANY FUND

February 28, 2003

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:

We have audited the consolidated balance sheets of North West Company Fund as at January 25, 2003 and as at January 26, 2002 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 25, 2003 and January 26, 2002 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

February 28, 2003

Consolidated Balance Sheets

($ in thousands)	January 25, 2003	January 26, 2002
ASSETS		
Current assets		
Cash	$ 10,451	$ 9,976
Accounts receivable	64,762	65,917
Inventories	127,449	134,392
Future income taxes (Note 10)	4,964	8,171
Prepaid expenses	2,274	1,500
	209,900	219,956
Property and equipment (Note 3)	188,194	194,025
Future income taxes (Note 10)	9,322	9,358
Other assets (Note 4)	10,775	9,836
	$ 418,191	$ 433,175
LIABILITIES		
Current liabilities		
Bank advances and short-term notes (Note 5)	$ 28,157	$ 26,071
Accounts payable and accrued	60,495	58,957
Income taxes payable	1,500	3,079
Bonds due within one year	–	112,000
Current portion of long-term debt (Note 6)	1,843	3,910
	91,995	204,017
Long-term debt (Note 6)	106,812	9,634
	198,807	213,651
EQUITY		
Capital (Note 7)	165,205	165,205
Unit purchase loan plan (Note 8)	(3,365)	–
Retained earnings	52,165	49,142
Cumulative currency translation adjustments (Note 9)	5,379	5,177
	219,384	219,524
	$ 418,191	$ 433,175

See accompanying notes to consolidated financial statements.

Approved by the Trustees and Board

IAN SUTHERLAND
TRUSTEE AND DIRECTOR

EDWARD S. KENNEDY
DIRECTOR

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	52 weeks ended January 25, 2003	52 weeks ended January 26, 2002
SALES	$ 749,759	$ 704,043
Cost of sales, selling and administrative expenses	(677,488)	(633,508)
Net earnings before amortization, interest and income taxes	72,271	70,535
Amortization	(22,672)	(22,694)
	49,599	47,841
Interest, including interest on long-term debt of $5,891 (2001 $8,121)	(6,681)	(10,501)
	42,918	37,340
Provision for income taxes (Note 10)	(8,449)	(8,325)
NET EARNINGS FOR THE YEAR	34,469	29,015
Retained earnings, beginning of year	49,142	41,502
Distributions	(31,446)	(21,375)
RETAINED EARNINGS, END OF YEAR	$ 52,165	$ 49,142
NET EARNINGS PER UNIT (Note 11)		
Basic	$ 2.15	$ 1.95
Diluted	$ 2.14	$ 1.95

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

($ in thousands)	52 weeks ended January 25, 2003	52 weeks ended January 26, 2002
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	$ 34,469	$ 29,015
Non-cash items		
Amortization	22,672	22,694
Future income taxes	3,097	4,592
Amortization of deferred financing costs	(645)	(1,246)
Pension expense	353	931
Gain on foreign exchange from reduction of AC investment	(92)	–
Gain on disposal of property and equipment	(670)	(213)
Cash flow from operations	59,184	55,773
Change in other non-cash items	176	(7,018)
Operating activities	59,360	48,755
Investing Activities		
Purchase of property and equipment	(20,128)	(20,427)
Proceeds from disposal of property and equipment	1,944	512
Investing activities	(18,184)	(19,915)
Financing Activities		
Change in bank advances and short-term notes	2,260	(23,908)
Repayment of bonds	(112,000)	–
Proceeds from issuance of senior notes	100,841	–
Proceeds from issuance of units	–	19,679
Net purchase of units for unit purchase loan plan	(3,365)	–
Deferred financing costs	(1,302)	–
Repayment of long-term debt	(1,978)	(1,848)
Distributions	(25,157)	(21,375)
Financing activities	(40,701)	(27,452)
NET CHANGE IN CASH	475	1,388
Cash, beginning of year	9,976	8,588
CASH, END OF YEAR	$ 10,451	$ 9,976
Supplemental disclosure of cash paid for:		
Interest expense	$ 10,105	$ 13,060
Income taxes	6,961	1,184

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements January 25, 2003

1. ORGANIZATION

The North West Company Fund (NWF) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the 'unitholders') are holders of trust units issued by the Fund (the 'Trust Units'). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiary The North West Company Inc. (NWC), administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted.

These consolidated financial statements include the accounts of NWF, NWC and its wholly owned subsidiaries (the 'Company'), Alaska Commercial Company (AC) and the group of Tora companies, operating as Giant Tiger stores. All significant inter-company amounts and transactions have been eliminated on consolidation.

Fiscal Year The fiscal year ends on the last Saturday in January. Accordingly, the 2002 fiscal year ended January 25, 2003 (52 weeks) and the 2001 fiscal year ended January 26, 2002 (52 weeks). Approximately every five years an additional week of sales and expenses are included in the financial results to bring results back in line with the 52 week year.

Revenue Recognition Revenue on the sale of goods and services is recorded at the time the sale is made to the customer. Service charges on credit card receivables are accrued each month on balances outstanding at each account's billing date.

Accounts Receivable Accounts receivable classified as current assets include customer installment accounts of which a portion will not become due within one year.

Inventories Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of warehouse inventories is determined by the average cost method. The cost of retail inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Property and Equipment Property and equipment are recorded at cost. Amortization is provided using the straight-line method over their estimated useful lives, as follows:

Buildings	2% - 5%
Leasehold improvements	5% - 20%
Fixtures and equipment	8%
Computer equipment and software	12% - 33%

Other Assets The investments in transportation companies are accounted for on the equity basis. Deferred financing costs are being amortized over the life of the instrument. Prepayments under lease agreements are being amortized over their respective lease terms.

Unit Purchase Loan Plan Loans issued to officers to purchase units of the Fund under the unit purchase loan plan are treated as a reduction of equity.

Foreign Currency Translation The accounts of Alaskan operations have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the year-end exchange rate and revenues and expenses at the average rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in self-sustaining Alaskan operations and the portion of the U.S. denominated debt designated as a hedge against this investment are deferred and included in a separate component of equity as a cumulative currency translation adjustment. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Income Taxes The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not, that future income tax assets will not be realized. The provision for income taxes is recorded in the Company at applicable statutory rates.

Pensions in Canada The Company accrues its obligations under employee benefit plans and related costs, net of plan assets. Current service costs are charged to operations as they accrue using the projected benefit method, pro-rated on services and management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected returns on plan assets, those assets are valued at market related value based on a five year moving average. Past service costs and the net transitional asset are amortized on a straight line basis over the average remaining service period of employees. The excess of the net experience gain (loss) over 10% of the greater of the benefit obligation and the market related value of the plan assets is amortized over the average remaining service period of active employees.

Employee Savings Plan in Alaska AC sponsors an employee savings plan covering all employees with at least six months service. Under the terms of the plan, AC is obligated to make a 50% matching contribution up to 3% of eligible compensation, otherwise contributions are discretionary. Contributions to this plan are expensed as incurred.

Unit Appreciation Rights (UARs) Plans
Compensation expense under the Company's UARs plans is charged to operations as it accrues using the fair value method. No units of the Fund are issued under these plans.

Financial Instruments The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized over the life of the contracts as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross-currency swaps at the rate implicit in the swap agreement.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates in the near term.

3. PROPERTY AND EQUIPMENT ($ in thousands)

Year Ended	January 2003		January 2002	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$ 6,307	$ -	$ 6,546	$ -
Buildings & leasehold improvements	195,262	77,513	192,104	69,788
Fixtures & equipment	113,680	61,073	109,990	55,185
Computer equipment & software	57,596	46,065	50,984	40,626
	$372,845	$184,651	$359,624	$165,599
Net Book Value		$188,194		$194,025

4. OTHER ASSETS ($ in thousands)

Year Ended	January 2003	January 2002
Investments in transportation companies	$ 3,686	$3,997
Deferred financing costs	1,225	144
Prepayments under lease agreements	1,028	746
Long-term receivable	2,678	2,535
Other*	2,158	2,414
	$10,775	$9,836

* Other includes redeemable deposits with suppliers and a mortgage receivable.

5. BANK ADVANCES AND SHORT-TERM NOTES

The Canadian operation has operating loan facilities of $85 million at interest rates ranging from prime to prime plus .75%. These facilities are secured by a floating charge against the assets of the Company on a parri-passu basis with the senior note holders. As at January 25, 2003, the Company had drawn $25.5 million.

The Alaskan operation has an operating loan facility of US$4 million at an interest rate of prime plus 1.0% secured by a floating charge against the assets of the Company. As at January 25, 2003, the Alaskan operations had drawn US$1.8 million.

6. LONG-TERM DEBT ($ in thousands)

Year Ended	January 2003	January 2002
Senior notes[1]	$ 99,597	$ -
Bonds[2]	-	112,000
Deferred warrant proceeds[2]	-	722
Forward foreign exchange payable[2]	-	1,368
Real estate loans[3]	5,838	6,782
Manitoba Development Corporation loan[4]	1,250	2,500
Obligation under capital lease[5]	1,970	2,172
	108,655	125,544
Less: Bonds due within one year[2]	$ -	$ 112,000
Current portion of long-term debt	1,843	3,910
	1,843	115,910
	$106,812	$ 9,634

6. LONG-TERM DEBT (CONTINUED)

1. The US$65 million senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. Repayment of 20% of the principal is required on June 15, 2007 and June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on its senior notes. After giving effect to the interest rate swaps and cross currency interest rate swaps the effective interest rate is 5.5%.
2. The bonds became due and were paid on August 28, 2002. Deferred warrant proceeds, less expenses, represented the amount received related to the issuance of the bonds and were fully amortized to income by August 28, 2002. In addition, the foreign exchange contract was settled on August 28, 2002.
3. The Alaska Industrial and Economic Development Export Authority (AIDEA) and two Alaskan-based banks have provided real estate loans of US$3.8 million (2001 – US$4.2 million) to assist in the financing of new stores. The loans mature August 1, 2017 and bear interest at the equivalent to 90-day commercial paper plus 2.6% for the AIDEA loans that represent 80% of the principal. The interest on the bank portion of these loans is approximately U.S. prime plus 0.65%. Blended monthly payments totaling US$631,000 annually are required to be made on these loans. These loans are secured by the Alaskan store buildings and related equipment.
4. The Manitoba Development Corporation loan bears interest at the rate charged by the Manitoba Government to Crown Corporations and is repayable in four equal annual payments of $1,250,000, with the final payment due December 31, 2003. The loan is secured by a first fixed charge against the leasehold title to the land, a first fixed charge against the building, and a first fixed charge on all present and future processing equipment connected with the project. Interest is forgiven if the Company attains agreed upon annual job creation targets. Management anticipates that the agreed targets will be met; accordingly, no interest has been accrued.
5. The obligation under a capital lease of US$1.3 million (2001 – US$1.4 million) is repayable in blended principal and interest payments of US$200,000 annually. The obligation will be fully repaid on October 31, 2013.

The Company's principal payments of long-term debt over the next five years are as follows:

Years Ending January	($ in thousands)
2004	$ 1,843
2005	592
2006	604
2007	486
2008	20,320

7. CAPITAL ($ in thousands)

Authorized The Fund has an unlimited number of units.

Year Ended	January 2003		January 2002	
	Units (000's)		Units (000's)	
Issued				
Balance, beginning of year	16,126	$165,205	14,691	$145,526
Treasury Offering	-	-	1,435	19,679
Balance, end of year	16,126	$165,205	16,126	$165,205

Treasury Offering On December 5, 2001, the Fund completed a treasury equity issue of 1,435,000 units at $14.75 per unit for proceeds of $19.7 million.

8. UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and are repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of NWF with a quoted value of $3,710,121. Loans receivable at January 25, 2003 of $3,365,239 are recorded as a reduction of equity. Additional loans may be made over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

9. CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS ($ in thousands)

Year Ended	January 2003	January 2002
Balance, beginning of year	$5,177	$3,945
Movement in exchange rate	294	1,232
Reduction in net investment in AC	(92)	-
Balance, end of year	$5,379	$5,177

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations. A foreign exchange gain was realized on the reduction of US$4 million in the Company's net investment in AC during the year.

10. INCOME TAXES ($ in thousands)

Significant components of the Company's future tax assets are as follows:

Year Ended	January 2003	January 2002
Future tax assets		
Non-capital loss carryforwards	$ 1,919	$ 5,439
Tax values of capital assets in excess of accounting values	9,109	8,321
Provisions and other temporary differences	3,258	3,769
Net future tax asset	$ 14,286	$ 17,529
Comprised of		
Current	$ 4,964	$ 8,171
Long-term	9,322	9,358
	$ 14,286	$ 17,529

Income tax expense differs from the amounts, which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	January 2003	January 2002
Net earnings before income taxes	$42,918	$37,340
Combined statutory income tax rate	39.91%	42.75%
Income taxes based on combined statutory income tax rate	17,129	15,963
Increase (decrease) in income taxes resulting from:		
Large corporation tax	684	711
Tax reassessments of prior years	-	946
Amounts not subject to income tax	215	100
Income tax deductions on interest paid to the Fund	(10,287)	(9,445)
Recognition of Canadian income tax rate reduction on future income taxes	349	842
Valuation allowance reversal	-	(1,500)
Other	359	708
Provision for income taxes	$ 8,449	$ 8,325
Effective income tax rate	19.7%	22.3%

Significant components of the provision for income taxes are as follows:

Year Ended	January 2003	January 2002
Current income tax expense	$ 5,352	$ 3,733
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	2,748	5,250
Recognition of Canadian income tax rate reduction on future income taxes	349	842
Valuation allowance reversal	-	(1,500)
Provision for income taxes	$ 8,449	$ 8,325

11. NET EARNINGS PER UNIT

Basic net earnings per unit are calculated based on the weighted-average units outstanding of 16,007,481 (2001 – 14,896,000). The diluted net earnings per unit takes into account the additional income that would have been earned by the Company had interest costs not been incurred on the unit purchase loan plan and had the respective units been outstanding during the year.

Year Ended	January 2003	January 2002
($ and units in thousands except diluted earnings per unit)		
Diluted earnings per unit calculation:		
Numerator for basic earnings per unit	$34,469	$29,015
After tax interest cost of unit purchase loan plan	77	-
Numerator for diluted earnings per unit	$34,546	$29,015
Weighted average units outstanding	16,007	14,896
Effect of diluted unit purchase loan plan	119	-
Denominator for diluted earnings per unit	16,126	14,896
Diluted earnings per unit	$ 2.14	$ 1.95

12. SEGMENTED INFORMATION ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

Year Ended	January 2003	January 2002
Sales		
Canada	$565,747	$532,349
Alaska	184,012	171,694
Total	749,759	704,043
Net earnings before amortization, interest and income taxes		
Canada	59,163	60,337
Alaska	13,108	10,198
Total	72,271	70,535
Net earnings before interest and income taxes		
Canada	40,187	41,036
Alaska	9,412	6,805
Total	49,599	47,841
Identifiable assets		
Canada	280,341	287,593
Alaska	75,855	83,546
Total	356,196	371,139

13. EMPLOYEE FUTURE BENEFITS ($ in thousands)

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The accrued pension benefits and the market value of the plans' net assets were last determined by actuarial valuation as at January 1, 2002. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

Year ended	January 2003	January 2002
Expected long-term rate of return on plan assets	7.0%	7.0%
Discount rate	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%

The Company's net benefit plan expense is as follows:

Year Ended	January 2003	January 2002
Current service cost	$ 1,790	$1,678
Interest cost	2,679	2,748
Expected return on plan assets	(2,636)	(3,017)
Amortization of net transitional asset	(308)	(308)
Amortization of past service cost	(11)	(11)
Employee contributions	(45)	(91)
Net benefit plan expense	$ 1,469	$ 999

Information on the Company's defined benefit plans, *in aggregate, is as follows:*

Year Ended	January 2003	January 2002
Accrued benefit obligation		
Balance, beginning of year	$ 41,973	$39,216
Current service cost	1,790	1,678
Interest cost	2,679	2,748
Benefits paid	(3,139)	(1,669)
Actuarial gains	(3,930)	-
Balance, end of year	$ 39,373	$41,973
Plan assets		
Fair value, beginning of year	$ 45,351	$43,844
Return (loss) on plan assets	(8,521)	3,017
Employer contributions	1,116	68
Employee contributions	45	91
Benefits paid	(3,139)	(1,669)
Fair value, end of year	$ 34,852	$45,351
Funded status		
Surplus (deficit)	$ (4,521)	$ 3,378
Unamortized experience losses	7,227	-
Unamortized past service costs	(95)	(106)
Unamortized net transitional asset	(3,306)	(3,614)
Net accrued liability	$ (695)	$ (342)

The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense of US$118,000 (2001 — US$106,000) for this plan.

14. COMMITMENTS AND CONTINGENCIES

Canada Customs and Revenue Agency is currently conducting an audit for the taxation years 1996 – 1999. The Company has not received notices of reassessment with respect to all of the matters raised, however, management has recorded a provision based on their estimate of the potential liability. It is the opinion of management that the pending reassessments will be resolved without material effect on the financial statements.

On July 10, 2002, the Company signed a 30-year Master Franchise Agreement with *Giant Tiger Stores Limited,* based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. As at January 25, 2003, the Company has opened three Giant Tiger stores, with one located in Thompson and the other two in Winnipeg, Manitoba.

In 1992, the Company entered into an agreement to *lease the land on which the Winnipeg Logistics Service* Centre is located from the City of Winnipeg for $1 per year *for 15 years subject to attaining agreed-upon job creation* targets. Management anticipates that the agreed targets *will be met; accordingly, no additional lease payments* have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007.

The Company has future commitments under operating leases as follows:

Years Ending January	Minimum Lease Payments ($ in thousands)
2004	$10,969
2005	9,367
2006	8,165
2007	6,914
2008	6,490
Thereafter	50,806

15. UNIT APPRECIATION RIGHTS (UARs) PLANS

The Company has two UARs plans, non-contingent and performance contingent, which form part of the long-term incentive program for senior management. UARs are granted to senior management at the discretion of the Board. Compensation expense incurred during the year under the plan was $1,773,000 (2001 – $1,735,000).

Non-Contingent Plan A summary of the Company's non-contingent plan and changes during the year is presented below:

Year Ended	January 2003		January 2002	
	UARs (000's)	Price*	UARs (000's)	Price*
Outstanding at beginning of year	502	$13.79	681	$13.30
Exercised	(195)	19.55	(168)	16.12
Forfeited	(13)	13.84	(11)	13.97
Outstanding at end of year	294	$13.79	502	$13.79
UARs exercisable at year-end	148		232	

* Weighted-average

The non-contingent UARs vest over five years and expire after six years. As of January 25, 2003, the 294,000 non-contingent UARs outstanding under this plan have exercise prices between $10.50 and $15.05.

Performance Contingent Plan The Company granted qualifying senior management UARs where vesting was contingent upon reaching predetermined financial targets by January 26, 2002, and the personal ownership of units equal to the number of UARs granted. These contingent UARs commenced vesting in 2002 and vest over three years and expire after four years. A summary of the Company's performance contingent plan and changes during the year is presented below:

Year Ended	January 2003		January 2002	
	UARs (000's)	Price*	UARs (000's)	Price*
Outstanding at beginning of year	52	$14.66	305	$13.88
Exercised	(2)	19.86	(2)	16.19
Forfeited	(20)	14.94	(251)	13.72
Outstanding at end of year	30	$14.53	52	$14.66
UARs exercisable at year-end	14		15	

* Weighted-average

As of January 25, 2003, the 30,000 performance UARs outstanding under the plan have exercise prices between $14.00 and $15.05.

16. FINANCIAL INSTRUMENTS ($ in thousands)

Short-Term Financial Instruments Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relative short period to maturity of the instruments.

Long-Term Financial Instruments The Company has the following long-term financial instruments outstanding as at January 25, 2003:

	Maturity	Interest Rate[1]	Amount		Fair Value
			US$	CDN$	US$
Debt					
Senior notes	2009	5.89%	65,000	99,597	68,737
			Notional Amount		Favourable (Unfavourable)
Swaps					
US interest rate	2007–2009	LIBOR[2] plus 1.87%	14,000	–	353
Cross currency interest rate	2007–2009	B.A.[3] plus 2.99% to B.A. plus 3.16%	22,000	33,074	(618)

1. Weighted-average 2. London Interbank Offered Rate 3. Bankers' Acceptances

Interest Rate Risk The Company has exposure to interest rate fluctuations on the swapped amount of its senior notes and real estate loans.

Credit Risk The Company is exposed to credit risk, primarily in relation to credit card customer accounts and notes receivable from First Nations governments. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

17. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified to conform with the current year's presentation.

..OMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS"

Winnipeg, May 29, 2003: North West Company Fund (the "Fund") today reported 2003 first quarter earnings for the period ended April 26, 2003.

2003 FIRST QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a first quarter consolidated sales increase of 4.2% (up 4.7% on a same store basis excluding foreign exchange impact) to $179.4 million compared to $172.2 million in 2002. First quarter net earnings decreased 11.5% to $5.5 million, compared to $6.3 million in 2002. Fully diluted earnings per unit were $0.35 per unit compared to $0.39 per unit last year.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 7.6% to $13.2 million compared to $14.3 million in the first quarter last year. Interest expenses increased 7.0% to $1.7 million versus $1.6 million last year due to the higher blend of fixed rate debt and increased short-term interest rates in the quarter compared to last year. Income taxes were reduced 44.8% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

The weakening of the US dollar versus the Canadian dollar reduced the net earnings contribution from Alaskan operations by 6.4% based on the average exchange rates in the first quarter of 2003 of $1.4862 versus last year's $1.5882. The negative impact on earnings per unit for the year if the Canadian dollar remains in the current $1.3900 range is estimated at approximately $0.03 per unit. The company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

"We're very pleased with our sales performance in Canada, both in the north and with our Giant Tiger stores. Our Alaska sales were a little disappointing but we're still satisfied

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

relative to what is turning out to be a tighter U.S. retail environment," said Edward Kennedy, President and CEO. "This year's efforts are on managing our margin and we expect this to give us a better net earnings picture in the second half of the year."

CANADIAN OPERATIONS

Canadian sales for the quarter were strong, increasing 7.5% (5.9% on a same store basis) to $139.6 million compared to $129.9 million in 2002. Trading profits decreased 10.2% to $11.6 million from $12.9 million last year due to gross profit rate erosion as a result of more aggressive pricing particularly in larger competitive markets, more disciplined markdowns, a higher sales blend of lower margin big-ticket merchandise versus apparel and higher operating expenses related to long-term incentive plan costs, training programs and energy cost inflation.

Canadian food sales increased 7.4% (5.5% on a same store basis) for the first three months versus last year. Northern Canada stores (Northern and North Mart banners) food sales were strong delivering a 5.0% increase (4.8% on a same store basis). Sales increases were achieved in all major categories led by deli, tobacco and confections, which had increases of 43.4%, 18.5% and 9.5% respectively. Other strong performers included beverages, chilled foods and meats.

Canadian general merchandise sales increased 8.5% (6.8% on a same store basis) in the first quarter. General merchandise sales in Northern Canada increased 6.2% (6.1% on a same store basis) led by transportation and home furnishings categories. Hardlines sales overall were up 8.9%, while softlines sales were down 0.6% from 2002. Part of this performance gap was due to cooler spring weather that helped motorized sales but hurt apparel sales. Selections catalogue sales were up 9.1% compared to 2002.

Canadian gross profit dollar contribution in the quarter increased by 3.2% from last year but the rate was down by 134 basis points. Food gross profit dollars grew by 3.9% while general merchandise gross profit dollars increased 1.8%. Higher occupancy costs related to rent, heating; and insurance, increased pension expense, development expenses related to the Company's new "best practice" store training initiative and new store information systems were all factors, with the latter expected to deliver higher productivity and cost streamlining later in the year and into 2004.

The Company's three *Giant Tiger* stores exceeded planned sales and contribution margin levels in the quarter. On a same store basis, these stores had a 23.7% sales increase in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased by 0.5% (-1.4% on a same stores basis) to $26.8 million compared to $26.7 million last year.

AC's retail stores' food sales were up 1.7% (-0.4% on a same stores basis) and general merchandise sales were down 4.4% (-5.2% on a same stores basis). Sales were negatively affected by continued weakness in communities that depend on commercial fishing and general economic uncertainty in the U.S. After two years of high sales growth spending has slowed on discretionary items such as home furnishings and transportation goods. Unusually warm temperatures in Alaska during the winter continued to affect demand for snowmobiles and other winter related items.

Core sales to rural accounts at Frontier Expeditors, AC's wholesale business, were up 14.5% in the quarter but were flat in total, due to the closure of Kmart stores in Alaska and the resulting loss of wholesale tobacco sales.

Gross profit rates were down 0.1% in the quarter. Expenses were tightly managed and reduced by 0.6% below last year and included the additional costs of the new store in Mountain Village that opened last December 2002.

AC's trading profit for the quarter increased 23.6% to $1.1 million compared to $0.9 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the first quarter were $410.7 million compared to $429.3 million last year and $418.2 million at the end of January 2003. We continue to believe that there are opportunities to further reduce working capital requirements and have imbedded this objective in all management incentive plans. Cash balances were reduced 23.2% or $3.3 million from last year. Accounts receivable balances were 1.0% higher than last year. Inventory levels were reduced by 6.7% or $9.2 million due to more emphasis on improving stock turnover, including faster clearance of seasonal items and the outsourcing of warehouse inventory to alliance partners. Future income taxes have been reduced 17.3% to $14.6 million compared to $17.6 million in 2002 from the reduction in non-capital loss carry forwards used in 2002. Property and equipment balances decreased 3.5% or $6.7 million due to reduced capital spending and lower US to CDN dollar exchange rates used to convert US based assets to Canadian dollars.

Bank advances increased 16.7% or $4.7 million from January 2003 to finance the capital expenditures and seasonal working capital requirements. Accounts payable and accrued expenses were reduced by $14.4 million from the beginning of the year due to payments on spring purchases, the $6.3 million distribution paid in March and lower accrued interest costs.

The Company completed the issue of new long-term senior notes in August and repaid the $112.0 million in bonds at that time and entered into cross currency swaps to hedge the Company's investment in AC.

The weighted average units outstanding for the quarter were 15,945,000 compared to 16,115,000 last year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on May 15, 2003, distributable on June 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- AC launched the test of a low price food store format called "Food For Less" in Kodiak, Alaska
- Plans were announced to open a *Giant Tiger* store in Edmonton by late fall. This is third of four new *Giant Tiger* stores that will open in 2003.
- Gary Eggertson, Vice President, CFO and Secretary will be retiring effective May 29th after 30 years of service. Léo Charrière, previously President and CEO of TruServ Canada Cooperative Inc., has joined The North West Company as Executive Vice President and will assume the responsibilities of the CFO and Secretary on this date.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 179 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company (effective May 29)
phone (204) 934-1648; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

52

ALTERNATIVE MONTHLY REPORT UNDER PROPOSED OSC RULE
RE: EARLY WARNING REPORTING SYSTEM

ALTERNATIVE REPORTER: TAL GLOBAL ASSET MANAGEMENT INC.

REPORTING ISSUER: NORTH WEST COMPANY FUND

REPORT FOR END OF: APRIL 30, 2003

REPORT OF SECURITY TRANSACTIONS:

TAL Global Asset Management Inc. ("**TAL**") reports that as a result of transactions in the market in the ordinary course of business of Trust Units of NORTH WEST COMPANY FUND ("**NORTH WEST**") by one or more of its mutual fund, pension fund or other client accounts during the month of April 2003, the aggregate number of Trust Units of North West held by all of its client accounts as at April 30, 2003 was 1,497,830 Trust Units, representing, based on TAL's understanding, approximately 9.29% of all outstanding Trust Units.

CHANGE FROM PREVIOUS REPORT:

N/A

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

TAL specifically disclaims any beneficial ownership of the reported securities, but as investment manager it maintains exclusive power to exercise investment control or direction over such securities for its client accounts as the beneficial owners.

PURPOSE OF THE TRANSACTIONS:

The transactions on the Trust Units were made in the ordinary course of business and for investment purposes only. TAL client accounts may from time to time acquire additional Trust Units, dispose of some or all of the existing Trust Units or may continue to hold the Trust Units.

RELIANCE ON EXEMPTION:

This report is issued in anticipation of the alternative reporting exemption described in the proposed OSC Rule respecting early warning reporting. Neither TAL nor any of its client accounts presently intend to:

(a) make a formal take-over bid for any securities of North West;

(b) propose a transaction that would constitute a take-over bid for securities of North West in reliance on an exemption in the *Securities Ac (Ontario)*; or

(c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with North West which would result in TAL's client accounts controlling the company, alone or with others.

To the best of its knowledge, TAL and its client accounts do not in the ordinary course of business receive material facts or changes about North West which have not been publicly disclosed.

CONTACT PERSON:

For further information, contact:

Guy Desrochers
First Vice-President, Global Equity
TAL Global Asset Management Inc.
1000 de la Gauchetière Street West
Suite 3100
Montreal (Quebec)
H3B 4W5

Telephone: (514) 875-7040

DATE AND SIGNATURE:

This report is dated May 14th, 2003 and is signed by an authorized officer of the alternative reporter.

TAL GLOBAL ASSET MANAGEMENT INC.

(s) Guy Desrochers
First Vice-President, Global Equity



53

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS"

Winnipeg, May 29, 2003: North West Company Fund (the "Fund") today reported 2003 first quarter earnings for the period ended April 26, 2003.

2003 FIRST QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a first quarter consolidated sales increase of 4.2% (up 4.7% on a same store basis excluding foreign exchange impact) to $179.4 million compared to $172.2 million in 2002. First quarter net earnings decreased 11.5% to $5.5 million, compared to $6.3 million in 2002. Fully diluted earnings per unit were $0.35 per unit compared to $0.39 per unit last year.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 7.6% to $13.2 million compared to $14.3 million in the first quarter last year. Interest expenses increased 7.0% to $1.7 million versus $1.6 million last year due to the higher blend of fixed rate debt and increased short-term interest rates in the quarter compared to last year. Income taxes were reduced 44.8% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

The weakening of the US dollar versus the Canadian dollar reduced the net earnings contribution from Alaskan operations by 6.4% based on the average exchange rates in the first quarter of 2003 of $1.4862 versus last year's $1.5882. The negative impact on earnings per unit for the year if the Canadian dollar remains in the current $1.3900 range is estimated at approximately $0.03 per unit. The company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

"We're very pleased with our sales performance in Canada, both in the north and with our Giant Tiger stores. Our Alaska sales were a little disappointing but we're still satisfied

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

relative to what is turning out to be a tighter U.S. retail environment," said Edward Kennedy, President and CEO. "This year's efforts are on managing our margin and we expect this to give us a better net earnings picture in the second half of the year."

CANADIAN OPERATIONS

Canadian sales for the quarter were strong, increasing 7.5% (5.9% on a same store basis) to $139.6 million compared to $129.9 million in 2002. Trading profits decreased 10.2% to $11.6 million from $12.9 million last year due to gross profit rate erosion as a result of more aggressive pricing particularly in larger competitive markets, more disciplined markdowns, a higher sales blend of lower margin big-ticket merchandise versus apparel and higher operating expenses related to long-term incentive plan costs, training programs and energy cost inflation.

Canadian food sales increased 7.4% (5.5% on a same store basis) for the first three months versus last year. Northern Canada stores (Northern and North Mart banners) food sales were strong delivering a 5.0% increase (4.8% on a same store basis). Sales increases were achieved in all major categories led by deli, tobacco and confections, which had increases of 43.4%, 18.5% and 9.5% respectively. Other strong performers included beverages, chilled foods and meats.

Canadian general merchandise sales increased 8.5% (6.8% on a same store basis) in the first quarter. General merchandise sales in Northern Canada increased 6.2% (6.1% on a same store basis) led by transportation and home furnishings categories. Hardlines sales overall were up 8.9%, while softlines sales were down 0.6% from 2002. Part of this performance gap was due to cooler spring weather that helped motorized sales but hurt apparel sales. Selections catalogue sales were up 9.1% compared to 2002.

Canadian gross profit dollar contribution in the quarter increased by 3.2% from last year but the rate was down by 134 basis points. Food gross profit dollars grew by 3.9% while general merchandise gross profit dollars increased 1.8%. Higher occupancy costs related to rent, heating; and insurance, increased pension expense, development expenses related to the Company's new "best practice" store training initiative and new store information systems were all factors, with the latter expected to deliver higher productivity and cost streamlining later in the year and into 2004.

The Company's three *Giant Tiger* stores exceeded planned sales and contribution margin levels in the quarter. On a same store basis, these stores had a 23.7% sales increase in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased by 0.5% (-1.4% on a same stores basis) to $26.8 million compared to $26.7 million last year.

AC's retail stores' food sales were up 1.7% (-0.4% on a same stores basis) and general merchandise sales were down 4.4% (-5.2% on a same stores basis). Sales were negatively affected by continued weakness in communities that depend on commercial fishing and general economic uncertainty in the U.S. After two years of high sales growth spending has slowed on discretionary items such as home furnishings and transportation goods. Unusually warm temperatures in Alaska during the winter continued to affect demand for snowmobiles and other winter related items.

Core sales to rural accounts at Frontier Expeditors, AC's wholesale business, were up 14.5% in the quarter but were flat in total, due to the closure of Kmart stores in Alaska and the resulting loss of wholesale tobacco sales.

Gross profit rates were down 0.1% in the quarter. Expenses were tightly managed and reduced by 0.6% below last year and included the additional costs of the new store in Mountain Village that opened last December 2002.

AC's trading profit for the quarter increased 23.6% to $1.1 million compared to $0.9 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the first quarter were $410.7 million compared to $429.3 million last year and $418.2 million at the end of January 2003. We continue to believe that there are opportunities to further reduce working capital requirements and have imbedded this objective in all management incentive plans. Cash balances were reduced 23.2% or $3.3 million from last year. Accounts receivable balances were 1.0% higher than last year. Inventory levels were reduced by 6.7% or $9.2 million due to more emphasis on improving stock turnover, including faster clearance of seasonal items and the outsourcing of warehouse inventory to alliance partners. Future income taxes have been reduced 17.3% to $14.6 million compared to $17.6 million in 2002 from the reduction in non-capital loss carry forwards used in 2002. Property and equipment balances decreased 3.5% or $6.7 million due to reduced capital spending and lower US to CDN dollar exchange rates used to convert US based assets to Canadian dollars.

Bank advances increased 16.7% or $4.7 million from January 2003 to finance the capital expenditures and seasonal working capital requirements. Accounts payable and accrued expenses were reduced by $14.4 million from the beginning of the year due to payments on spring purchases, the $6.3 million distribution paid in March and lower accrued interest costs.

The Company completed the issue of new long-term senior notes in August and repaid the $112.0 million in bonds at that time and entered into cross currency swaps to hedge the Company's investment in AC.

The weighted average units outstanding for the quarter were 15,945,000 compared to 16,115,000 last year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on May 15, 2003, distributable on June 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- AC launched the test of a low price food store format called "Food For Less" in Kodiak, Alaska
- Plans were announced to open a *Giant Tiger* store in Edmonton by late fall. This is third of four new *Giant Tiger* stores that will open in 2003.
- Gary Eggertson, Vice President, CFO and Secretary will be retiring effective May 29th after 30 years of service. Léo Charrière, previously President and CEO of TruServ Canada Cooperative Inc., has joined The North West Company as Executive Vice President and will assume the responsibilities of the CFO and Secretary on this date.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 179 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company (effective May 29)
phone (204) 934-1648; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

	April 26 2003	April 27 2002	January 25 2003
ASSETS			
Current assets			
Cash	$ 11,044	$ 14,376	$ 10,451
Accounts receivable	58,694	58,100	64,762
Inventories	127,539	136,767	127,449
Future income taxes	4,529	8,177	4,964
Prepaid expenses	2,908	1,881	2,274
	204,714	219,301	209,900
Property and equipment	183,826	190,536	188,194
Future income taxes	10,025	9,425	9,322
Other assets	12,163	10,034	10,775
	$ 410,728	$ 429,296	$ 418,191
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 32,852	$ 34,118	$ 28,157
Accounts payable and accrued	46,139	50,305	60,495
Income taxes payable	1,608	3,736	1,500
Bonds due within one year	-	112,000	-
Current portion of long-term debt	1,817	2,017	1,843
	82,416	202,176	91,995
Long-term debt	103,500	9,260	106,812
	185,916	211,436	198,807
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 3)	(3,460)	(1,896)	(3,365)
Retained earnings	57,708	49,360	52,165
Cumulative currency translation adjustments	5,359	5,191	5,379
	224,812	217,860	219,384
	$ 410,728	$ 429,296	$ 418,191

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, $ in thousands)

	13 Weeks Ended April 26 2003	13 Weeks Ended April 27 2002
SALES		
Canadian operations	$ 139,582	$ 129,904
Alaskan operations	39,814	42,329
	$ 179,396	$ 172,233
Cost of sales, selling and administrative expenses		
Canadian operations	$ (127,997)	$ (117,006)
Alaskan operations	(38,165)	(40,903)
Net earnings before amortization, interest and income taxes		
Canadian operations	11,585	12,898
Alaskan operations	1,649	1,426
Amortization		
Canadian operations	(4,557)	(4,846)
Alaskan operations	(1,060)	(913)
	7,617	8,565
Interest	(1,663)	(1,555)
	5,954	7,010
Provision for income taxes (Note 2)	(411)	(744)
NET EARNINGS FOR THE PERIOD	5,543	6,266
Retained earnings, beginning of period	52,165	49,142
Distributions	-	(6,048)
RETAINED EARNINGS, END OF PERIOD	$ 57,708	$ 49,360
NET EARNINGS PER UNIT		
Basic	$ 0.35	$ 0.39
Diluted	$ 0.35	$ 0.39
Weighted Average Number of Units Outstanding (000's)	15,945	16,115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. _Accounting Presentations and Disclosures_
These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes
Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan
Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax *distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 184,657 units of the Company with a quoted value at April 26, 2003 of* $4,154,783. Loans receivable at April 26, 2003 of $3,459,622 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)	April 26 2003	April 27 2002
Canadian operations	$ 288,615	$ 292,958
Alaskan operations	74,366	82,297

5. Comparative Amounts
The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	13 Weeks Ended April 26 2003	13 Weeks Ended April 27 2002
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 5,543	$ 6,266
Non-cash items		
Amortization	5,617	5,759
Future income taxes	(413)	(146)
Amortization of deferred financing costs	47	(311)
Loss on disposal of property and equipment	-	10
Cash flow from operations	10,794	11,578
Change in other non-cash items	(5,262)	(2,884)
Operating activities	5,532	8,694
Investing Activities		
Purchase of property and equipment	(3,229)	(3,673)
Proceeds from disposal of property and equipment	-	507
Investing activities	(3,229)	(3,166)
Financing Activities		
Change in bank advances and short-term notes	4,845	6,989
Repayment of long-term debt	(171)	(173)
Net purchase of units for unit purchase loan plan	(95)	(1,896)
Distributions	(6,289)	(6,048)
Financing activities	(1,710)	(1,128)
NET CHANGE IN CASH	593	4,400
Cash, beginning of period	10,451	9,976
CASH, END OF PERIOD	$ 11,044	$ 14,376
Supplemental disclosure of cash paid for:		
Interest expense	$ 448	$ 4,055
Income taxes	700	274

See accompanying notes to consolidated financial statements.

(54)

2003 FIRST QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a first quarter consolidated sales increase of 4.2% (up 4.7% on a same store basis excluding foreign exchange impact) to $179.4 million compared to $172.2 million in 2002. First quarter net earnings decreased 11.5% to $5.5 million, compared to $6.3 million in 2002. Fully diluted earnings per unit were $0.35 per unit compared to $0.39 per unit last year.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 7.6% to $13.2 million compared to $14.3 million in the first quarter last year. Interest expenses increased 7.0% to $1.7 million versus $1.6 million last year due to the higher blend of fixed rate debt and increased short-term interest rates in the quarter compared to last year. Income taxes were reduced 44.8% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

The weakening of the US dollar versus the Canadian dollar reduced the net earnings contribution from Alaskan operations by 6.4% based on the average exchange rates in the first quarter of 2003 of $1.4862 versus last year's $1.5882. The negative impact on earnings per unit for the year if the Canadian dollar remains in the current $1.3900 range is estimated at approximately $0.03 per unit. The company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

CANADIAN OPERATIONS

Canadian sales for the quarter were strong, increasing 7.5% (5.9% on a same store basis) to $139.6 million compared to $129.9 million in 2002. Trading profits decreased 10.2% to $11.6 million from $12.9 million last year due to gross profit rate erosion as a result of more aggressive pricing particularly in larger competitive markets, more disciplined markdowns, a higher sales blend of lower margin big-ticket merchandise versus apparel and higher operating expenses related to long-term incentive plan costs, training programs and energy cost inflation.

Canadian food sales increased 7.4% (5.5% on a same store basis) for the first three months versus last year. Northern Canada stores (Northern and North Mart banners) food sales were strong delivering a 5.0% increase (4.8% on a same store basis). Sales increases were achieved in all major categories led by deli, tobacco and confections, which had increases of 43.4%, 18.5% and 9.5% respectively. Other strong performers included beverages, chilled foods and meats.

Canadian general merchandise sales increased 8.5% (6.8% on a same store basis) in the first quarter. General merchandise sales in Northern Canada increased 6.2% (6.1% on a same store basis) led by transportation and home furnishings categories. Hardlines sales overall were up 8.9%, while softlines sales were down 0.6% from 2002. Part of this performance gap was due to cooler spring weather that helped motorized sales but hurt apparel sales. Selections catalogue sales were up 9.1% compared to 2002.

Canadian gross profit dollar contribution in the quarter increased by 3.2% from last year but the rate was down by 134 basis points. Food gross profit dollars grew by 3.9% while general merchandise gross profit

---

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

dollars increased 1.8%. Higher occupancy costs related to rent, heating; and insurance, increased pension expense, development expenses related to the Company's new "best practice" store training initiative and new store information systems were all factors, with the latter expected to deliver higher productivity and cost streamlining later in the year and into 2004.

The Company's three *Giant Tiger* stores exceeded planned sales and contribution margin levels in the quarter. On a same store basis, these stores had a 23.7% sales increase in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased by 0.5% (-1.4% on a same stores basis) to $26.8 million compared to $26.7 million last year.

AC's retail stores' food sales were up 1.7% (-0.4% on a same stores basis) and general merchandise sales were down 4.4% (-5.2% on a same stores basis). Sales were negatively affected by continued weakness in communities that depend on commercial fishing and general economic uncertainty in the U.S. After two years of high sales growth spending has slowed on discretionary items such as home furnishings and transportation goods. Unusually warm temperatures in Alaska during the winter continued to affect demand for snowmobiles and other winter related items.

Core sales to rural accounts at Frontier Expeditors, AC's wholesale business, were up 14.5% in the quarter but were flat in total, due to the closure of Kmart stores in Alaska and the resulting loss of wholesale tobacco sales.

Gross profit rates were down 0.1% in the quarter. Expenses were tightly managed and reduced by 0.6% below last year and included the additional costs of the new store in Mountain Village that opened last December 2002.

AC's trading profit for the quarter increased 23.6% to $1.1 million compared to $0.9 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the first quarter were $410.7 million compared to $429.3 million last year and $418.2 million at the end of January 2003. We continue to believe that there are opportunities to further reduce working capital requirements and have imbedded this objective in all management incentive plans. Cash balances were reduced 23.2% or $3.3 million from last year. Accounts receivable balances were 1.0% higher than last year. Inventory levels were reduced by 6.7% or $9.2 million due to more emphasis on improving stock turnover, including faster clearance of seasonal items and the outsourcing of warehouse inventory to alliance partners. Future income taxes have been reduced 17.3% to $14.6 million compared to $17.6 million in 2002 from the reduction in non-capital loss carry forwards used in 2002. Property and equipment balances decreased 3.5% or $6.7 million due to reduced capital spending and lower US to CDN dollar exchange rates used to convert US based assets to Canadian dollars.

Bank advances increased 16.7% or $4.7 million from January 2003 to finance the capital expenditures and seasonal working capital requirements. Accounts payable and accrued expenses were reduced by $14.4 million from the beginning of the year due to payments on spring purchases, the $6.3 million distribution paid in March and lower accrued interest costs.

The Company completed the issue of new long-term senior notes in August and repaid the $112.0 million in bonds at that time and entered into cross currency swaps to hedge the Company's investment in AC.

The weighted average units outstanding for the quarter were 15,945,000 compared to 16,115,000 last year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on May 15, 2003, distributable on June 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- AC launched the test of a low price food store format called "Food For Less" in Kodiak, Alaska
- Plans were announced to open a *Giant Tiger* store in Edmonton by late fall. This is third of four new *Giant Tiger* stores that will open in 2003.
- Gary Eggertson, Vice President, CFO and Secretary will be retiring effective May 29th after 30 years of service. Léo Charrière, previously President and CEO of TruServ Canada Cooperative Inc., has joined The North West Company as Executive Vice President and will assume the responsibilities of the CFO and Secretary on this date.

On behalf of the Trustees and the Board of Directors:



Ian Sutherland
Chairman



Edward S. Kennedy
President and Chief Executive Officer

May 29, 2003 Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

55

	April 26 2003	April 27 2002	January 25 2003
ASSETS			
Current assets			
Cash	**$ 11,044**	$ 14,376	$ 10,451
Accounts receivable	**58,694**	58,100	64,762
Inventories	**127,539**	136,767	127,449
Future income taxes	**4,529**	8,177	4,964
Prepaid expenses	**2,908**	1,881	2,274
	204,714	219,301	209,900
Property and equipment	**183,826**	190,536	188,194
Future income taxes	**10,025**	9,425	9,322
Other assets	**12,163**	10,034	10,775
	$ 410,728	$ 429,296	$ 418,191
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 32,852**	$ 34,118	$ 28,157
Accounts payable and accrued	**46,139**	50,305	60,495
Income taxes payable	**1,608**	3,736	1,500
Bonds due within one year	**-**	112,000	-
Current portion of long-term debt	**1,817**	2,017	1,843
	82,416	202,176	91,995
Long-term debt	**103,500**	9,260	106,812
	185,916	211,436	198,807
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 3)	**(3,460)**	(1,896)	(3,365)
Retained earnings	**57,708**	49,360	52,165
Cumulative currency translation adjustments	**5,359**	5,191	5,379
	224,812	217,860	219,384
	$ 410,728	$ 429,296	$ 418,191

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, $ in thousands)

	13 Weeks Ended April 26 2003	13 Weeks Ended April 27 2002
SALES		
Canadian operations	$ 139,582	$ 129,904
Alaskan operations	39,814	42,329
	$ 179,396	$ 172,233
Cost of sales, selling and administrative expenses		
Canadian operations	$ (127,997)	$ (117,006)
Alaskan operations	(38,165)	(40,903)
Net earnings before amortization, interest and income taxes		
Canadian operations	11,585	12,898
Alaskan operations	1,649	1,426
Amortization		
Canadian operations	(4,557)	(4,846)
Alaskan operations	(1,060)	(913)
	7,617	8,565
Interest	(1,663)	(1,555)
	5,954	7,010
Provision for income taxes (Note 2)	(411)	(744)
NET EARNINGS FOR THE PERIOD	5,543	6,266
Retained earnings, beginning of period	52,165	49,142
Distributions	-	(6,048)
RETAINED EARNINGS, END OF PERIOD	$ 57,708	$ 49,360
NET EARNINGS PER UNIT		
Basic	$ 0.35	$ 0.39
Diluted	$ 0.35	$ 0.39
Weighted Average Number of Units Outstanding (000's)	15,945	16,115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures
These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes
Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan
Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 184,657 units of the Company with a quoted value at April 26, 2003 of $4,154,783. Loans receivable at April 26, 2003 of $3,459,622 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)

	April 26 2003	April 27 2002
Canadian operations	$ 288,615	$ 292,958
Alaskan operations	74,366	82,297

5. Comparative Amounts
The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	13 Weeks Ended April 26 2003	13 Weeks Ended April 27 2002
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 5,543	$ 6,266
Non-cash items		
Amortization	5,617	5,759
Future income taxes	(413)	(146)
Amortization of deferred financing costs	47	(311)
Loss on disposal of property and equipment	-	10
Cash flow from operations	10,794	11,578
Change in other non-cash items	(5,262)	(2,884)
Operating activities	5,532	8,694
Investing Activities		
Purchase of property and equipment	(3,229)	(3,673)
Proceeds from disposal of property and equipment	-	507
Investing activities	(3,229)	(3,166)
Financing Activities		
Change in bank advances and short-term notes	4,845	6,989
Repayment of long-term debt	(171)	(173)
Net purchase of units for unit purchase loan plan	(95)	(1,896)
Distributions	(6,289)	(6,048)
Financing activities	(1,710)	(1,128)
NET CHANGE IN CASH	593	4,400
Cash, beginning of period	10,451	9,976
CASH, END OF PERIOD	$ 11,044	$ 14,376
Supplemental disclosure of cash paid for:		
Interest expense	$ 448	$ 4,055
Income taxes	700	274

See accompanying notes to consolidated financial statements.

2003 FIRST QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a first quarter consolidated sales increase of 4.2% (up 4.7% on a same store basis excluding foreign exchange impact) to $179.4 million compared to $172.2 million in 2002. First quarter net earnings decreased 11.5% to $5.5 million, compared to $6.3 million in 2002. Fully diluted earnings per unit were $0.35 per unit compared to $0.39 per unit last year.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 7.6% to $13.2 million compared to $14.3 million in the first quarter last year. Interest expenses increased 7.0% to $1.7 million versus $1.6 million last year due to the higher blend of fixed rate debt and increased short-term interest rates in the quarter compared to last year. Income taxes were reduced 44.8% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

The weakening of the US dollar versus the Canadian dollar reduced the net earnings contribution from Alaskan operations by 6.4% based on the average exchange rates in the first quarter of 2003 of $1.4862 versus last year's $1.5882. The negative impact on earnings per unit for the year if the Canadian dollar remains in the current $1.3900 range is estimated at approximately $0.03 per unit. The company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

CANADIAN OPERATIONS

Canadian sales for the quarter were strong, increasing 7.5% (5.9% on a same store basis) to $139.6 million compared to $129.9 million in 2002. Trading profits decreased 10.2% to $11.6 million from $12.9 million last year due to gross profit rate erosion as a result of more aggressive pricing particularly in larger competitive markets, more disciplined markdowns, a higher sales blend of lower margin big-ticket merchandise versus apparel and higher operating expenses related to long-term incentive plan costs, training programs and energy cost inflation.

Canadian food sales increased 7.4% (5.5% on a same store basis) for the first three months versus last year. Northern Canada stores (Northern and North Mart banners) food sales were strong delivering a 5.0% increase (4.8% on a same store basis). Sales increases were achieved in all major categories led by deli, tobacco and confections, which had increases of 43.4%, 18.5% and 9.5% respectively. Other strong performers included beverages, chilled foods and meats.

Canadian general merchandise sales increased 8.5% (6.8% on a same store basis) in the first quarter. General merchandise sales in Northern Canada increased 6.2% (6.1% on a same store basis) led by transportation and home furnishings categories. Hardlines sales overall were up 8.9%, while softlines sales were down 0.6% from 2002. Part of this performance gap was due to cooler spring weather that helped motorized sales but hurt apparel sales. Selections catalogue sales were up 9.1% compared to 2002.

Canadian gross profit dollar contribution in the quarter increased by 3.2% from last year but the rate was down by 134 basis points. Food gross profit dollars grew by 3.9% while general merchandise gross profit

---

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

dollars increased 1.8%. Higher occupancy costs related to rent, heating; and insurance, increased pension expense, development expenses related to the Company's new "best practice" store training initiative and new store information systems were all factors, with the latter expected to deliver higher productivity and cost streamlining later in the year and into 2004.

The Company's three *Giant Tiger* stores exceeded planned sales and contribution margin levels in the quarter. On a same store basis, these stores had a 23.7% sales increase in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased by 0.5% (-1.4% on a same stores basis) to $26.8 million compared to $26.7 million last year.

AC's retail stores' food sales were up 1.7% (-0.4% on a same stores basis) and general merchandise sales were down 4.4% (-5.2% on a same stores basis). Sales were negatively affected by continued weakness in communities that depend on commercial fishing and general economic uncertainty in the U.S. After two years of high sales growth spending has slowed on discretionary items such as home furnishings and transportation goods. Unusually warm temperatures in Alaska during the winter continued to affect demand for snowmobiles and other winter related items.

Core sales to rural accounts at Frontier Expeditors, AC's wholesale business, were up 14.5% in the quarter but were flat in total, due to the closure of Kmart stores in Alaska and the resulting loss of wholesale tobacco sales.

Gross profit rates were down 0.1% in the quarter. Expenses were tightly managed and reduced by 0.6% below last year and included the additional costs of the new store in Mountain Village that opened last December 2002.

AC's trading profit for the quarter increased 23.6% to $1.1 million compared to $0.9 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the first quarter were $410.7 million compared to $429.3 million last year and $418.2 million at the end of January 2003. We continue to believe that there are opportunities to further reduce working capital requirements and have imbedded this objective in all management incentive plans. Cash balances were reduced 23.2% or $3.3 million from last year. Accounts receivable balances were 1.0% higher than last year. Inventory levels were reduced by 6.7% or $9.2 million due to more emphasis on improving stock turnover, including faster clearance of seasonal items and the outsourcing of warehouse inventory to alliance partners. Future income taxes have been reduced 17.3% to $14.6 million compared to $17.6 million in 2002 from the reduction in non-capital loss carry forwards used in 2002. Property and equipment balances decreased 3.5% or $6.7 million due to reduced capital spending and lower US to CDN dollar exchange rates used to convert US based assets to Canadian dollars.

Bank advances increased 16.7% or $4.7 million from January 2003 to finance the capital expenditures and seasonal working capital requirements. Accounts payable and accrued expenses were reduced by $14.4 million from the beginning of the year due to payments on spring purchases, the $6.3 million distribution paid in March and lower accrued interest costs.

The Company completed the issue of new long-term senior notes in August and repaid the $112.0 million in bonds at that time and entered into cross currency swaps to hedge the Company's investment in AC.

The weighted average units outstanding for the quarter were 15,945,000 compared to 16,115,000 last year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on May 15, 2003, distributable on June 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- AC launched the test of a low price food store format called "Food For Less" in Kodiak, Alaska
- Plans were announced to open a *Giant Tiger* store in Edmonton by late fall. This is third of four new *Giant Tiger* stores that will open in 2003.
- Gary Eggertson, Vice President, CFO and Secretary will be retiring effective May 29th after 30 years of service. Léo Charrière, previously President and CEO of TruServ Canada Cooperative Inc., has joined The North West Company as Executive Vice President and will assume the responsibilities of the CFO and Secretary on this date.

On behalf of the Trustees and the Board of Directors:



Ian Sutherland
Chairman



Edward S. Kennedy
President and Chief Executive Officer

May 29, 2003 Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

	April 26 2003	April 27 2002	January 25 2003
ASSETS			
Current assets			
Cash	$ 11,044	$ 14,376	$ 10,451
Accounts receivable	58,694	58,100	64,762
Inventories	127,539	136,767	127,449
Future income taxes	4,529	8,177	4,964
Prepaid expenses	2,908	1,881	2,274
	204,714	219,301	209,900
Property and equipment	183,826	190,536	188,194
Future income taxes	10,025	9,425	9,322
Other assets	12,163	10,034	10,775
	$ 410,728	$ 429,296	$ 418,191
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 32,852	$ 34,118	$ 28,157
Accounts payable and accrued	46,139	50,305	60,495
Income taxes payable	1,608	3,736	1,500
Bonds due within one year	-	112,000	-
Current portion of long-term debt	1,817	2,017	1,843
	82,416	202,176	91,995
Long-term debt	103,500	9,260	106,812
	185,916	211,436	198,807
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 3)	(3,460)	(1,896)	(3,365)
Retained earnings	57,708	49,360	52,165
Cumulative currency translation adjustments	5,359	5,191	5,379
	224,812	217,860	219,384
	$ 410,728	$ 429,296	$ 418,191

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, $ in thousands)

	13 Weeks Ended April 26 2003	13 Weeks Ended April 27 2002
SALES		
Canadian operations	$ 139,582	$ 129,904
Alaskan operations	39,814	42,329
	$ 179,396	$ 172,233
Cost of sales, selling and administrative expenses		
Canadian operations	$ (127,997)	$ (117,006)
Alaskan operations	(38,165)	(40,903)
Net earnings before amortization, interest and income taxes		
Canadian operations	11,585	12,898
Alaskan operations	1,649	1,426
Amortization		
Canadian operations	(4,557)	(4,846)
Alaskan operations	(1,060)	(913)
	7,617	8,565
Interest	(1,663)	(1,555)
	5,954	7,010
Provision for income taxes (Note 2)	(411)	(744)
NET EARNINGS FOR THE PERIOD	5,543	6,266
Retained earnings, beginning of period	52,165	49,142
Distributions	-	(6,048)
RETAINED EARNINGS, END OF PERIOD	$ 57,708	$ 49,360
NET EARNINGS PER UNIT		
Basic	$ 0.35	$ 0.39
Diluted	$ 0.35	$ 0.39
Weighted Average Number of Units Outstanding (000's)	15,945	16,115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures
These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes
Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan
Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax *distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 184,657 units of the Company with a quoted value at April 26, 2003 of* $4,154,783. Loans receivable at April 26, 2003 of $3,459,622 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)	April 26 2003	April 27 2002
Canadian operations	$ 288,615	$ 292,958
Alaskan operations	74,366	82,297

5. Comparative Amounts
The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	13 Weeks Ended April 26 2003	13 Weeks Ended April 27 2002
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 5,543	$ 6,266
Non-cash items		
Amortization	5,617	5,759
Future income taxes	(413)	(146)
Amortization of deferred financing costs	47	(311)
Loss on disposal of property and equipment	-	10
Cash flow from operations	10,794	11,578
Change in other non-cash items	(5,262)	(2,884)
Operating activities	5,532	8,694
Investing Activities		
Purchase of property and equipment	(3,229)	(3,673)
Proceeds from disposal of property and equipment	-	507
Investing activities	(3,229)	(3,166)
Financing Activities		
Change in bank advances and short-term notes	4,845	6,989
Repayment of long-term debt	(171)	(173)
Net purchase of units for unit purchase loan plan	(95)	(1,896)
Distributions	(6,289)	(6,048)
Financing activities	(1,710)	(1,128)
NET CHANGE IN CASH	593	4,400
Cash, beginning of period	10,451	9,976
CASH, END OF PERIOD	$ 11,044	$ 14,376
Supplemental disclosure of cash paid for:		
Interest expense	$ 448	$ 4,055
Income taxes	700	274

See accompanying notes to consolidated financial statements.

56


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

I, LÉO P. CHARRIÈRE, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2003 first quarter report to unitholders for the period ended April 26, 2003, was mailed on May 30, 2003, by first-class mail, to unitholders of record on April 17, 2003. or made available by electronic communication (in accordance with National Policy 11-201).

DATED at Winnipeg, Manitoba, this 30th day of May 2003.

Signed "Léo Charrière"

Léo P. Charrière

57

03 JUN 30 AM 7:21


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

ANNUAL INFORMATION FORM

Year Ended January 25, 2003

MAY 29, 2003

TABLE OF CONTENTS

NORTH WEST COMPANY FUND

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are "forward looking statements" which reflect management's expectations regarding the Fund's and/or the Company's future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including risks associated with the impact of seasonality on sales and distribution, competition, compliance with government regulations, currency risk, dependence on key personnel, product liability, environmental risk, risks associated with expansion, political risks, restrictions on potential growth and debt refinancing. Although the forward looking statements contained in this Annual Information Form are based upon what management believes to be reasonable assumptions, the Fund cannot assure investors that actual results will be consistent with these forward looking statements. These forward-looking statements are made as at the date of this Annual Information Form and the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

The Fund

The North West Company Fund (the "Fund") is an unincorporated, open-ended mutual fund trust established under the laws of the Province of Manitoba, on January 31, 1997, pursuant to a declaration of trust (the "Declaration of Trust") dated January 31, 1997, (as amended on March 2, 1997, and June 4, 1998). The principal head office of the Fund is located at Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1. The Fund is a limited purpose trust, the principle activities of which are to invest in all of the securities of the North West Company Inc. (the "Company") and to the extent possible, to make distributions to holders ("Unitholders") of trust units of the Fund (the "Units") of distributions made by the Company to the Fund. The Fund currently holds 1,000 Common Shares in the capital stock of the Company (the "Common Shares") representing 100% of the shares of the Company and principal amount of $175,000,000 unsecured, subordinated promissory notes of the Company due December 31, 2027 (the "Subordinated Notes") and $30,000,000 in notes receivable due December 31, 2031(the Notes Receivable) representing all of the outstanding securities of the Company.

Structure of the Fund

The following chart illustrates the organizational structure (including jurisdiction of organization or incorporation as the case may be) and the relationship between the Fund and the Company as of the date hereof:


Fund Unitholders
Units (100%)
North West Company Fund (Manitoba)
Senior Notes
Common Shares (100%)
Subordinated Notes (100%)
Notes Receivable (100%)
Senior Notes (100%)
The North West Company Inc. (Canada)
Common Shares (100%)
Alaska Commercial Company (Alaska)

Activities of the Fund

The Fund is an open-ended mutual fund trust established under the laws of the Province of Manitoba pursuant to the Declaration of Trust. The following is a summary of certain material attributes and characteristics of the Units and provisions of the Declaration of Trust, a copy of which is available upon request from the Secretary of the Fund.

The Fund does not conduct an active business but rather distributes to Unitholders the income net of expenses it receives from the Company. The Declaration of Trust limits the activities of the Fund to:

(a) investing in such securities as may be approved from time to time by the Trustees, including the Common Shares, the Preferred Shares, the Subordinated Notes and Notes Receivable of the Company and any other securities of the Company provided that the Trustees may not invest in any security, asset, or investment which is defined as "foreign property" or is a "small business security" under the *Income Tax Act* (Canada) (the "Tax Act");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to holders of the Units (the "Unitholders"); and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Declaration of Trust may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Fund;

(b) which, in the opinion of the Trustees, provide additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

Description of Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. As of May 29, 2003, there were 16,126,000 Units issued and outstanding including units held by management under the unit purchase loan plan. Each Unit represents an equal fractional undivided beneficial interest in any distribution from and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights, privileges and ranking. Each Unit is transferable and entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Fund and distributions on termination or winding-up, is not subject to future calls or assessments and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held.

Issuance of Units

The Declaration of Trust provides that Units or rights, warrants or options to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Existing Unitholders have no pre-emptive rights to subscribe for or purchase any Units. The Declaration of Trust also provides that fractional Units shall not be issued except pursuant to a pro rata distribution of additional Units to all Unitholders in satisfaction of any non-cash distribution, following which the number of outstanding Units will be consolidated such that each Unitholder will hold the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Unit Recirculation Right

Units may be re-circulated at any time at the option of the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed direction and power of attorney authorizing the Trustees or the recirculation agent, appointed from time to time by the Trustees (the "Recirculation Agent"), to sell such Units on the Unitholders' behalf ("Recirculation") at such price or prices as may be obtained by the Trustees or the Recirculation Agent in their absolute discretion. The holder of Units tendered for Recirculation shall be entitled to receive payment of the gross proceeds received from the Recirculation sale less applicable selling costs including brokerage commissions of the Recirculation Agent, such payment to be made by the Fund or the Recirculation Agent no later than the 5th business day following the end of the month during which the Recirculation sale is effected.

Unit Redemption Rights

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 85% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Units are surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" on the principal market on which the Units are quoted for trading on the Redemption Date.

The Trustees

There are currently three Trustees. Trustees are reappointed or replaced every year as may be determined by a majority of the votes cast at an annual meeting of the Unitholders. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the Fund assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of the Fund. The Trustees are responsible for, among other things: (i) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of the Company; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities of the Fund; (iv) managing the affairs of the Fund; (v) ensuring that the restrictions in the Declaration of Trust on non-resident ownership are met; and (vi) declaring distributions from the Fund to Unitholders.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of Trustees, the appointment or removal of the auditors of the Fund, the appointment of an inspector to investigate the performance by the Trustees in respect of their responsibilities and duties in respect of the Fund, the approval of amendments to the Declaration of Trust, the sale of all or substantially all of the assets of the Fund, the termination of the Fund and the direction of the Trustees as to the election of the directors of the Company. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees, the appointment of auditors of the Fund and the direction of the Trustees as to the election of the directors of the Company. A resolution

appointing or removing a Trustee, the auditors of the Fund or the direction of the Trustees as to the election of the directors of the Company, must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Unitholders' Rights Plan

In order to provide Unitholders with protection from unfair, abusive or coercive takeover strategies and to afford Unitholders and the Trustees adequate time to assess an offer made for the Units and to pursue, explore and develop alternative courses of action in an attempt to maximize Unitholder value, a Unitholder rights plan (the "Unitholder Rights Plan") was approved on March 27, 1997, and amended as of March 13, 2002, and ratified by the Unitholders May 30, 2002 so as to extend the term of the Unitholder Rights Plan to June 30, 2005.

The following is a summary of the terms of the Unitholder Rights Plan, which is qualified in its entirety by reference to the text thereof. All terms referred to herein, where not specifically defined, have the meanings ascribed to them in the Unitholder Rights Plan, a copy of which is available upon request to the Secretary of the Fund.

General

The Rights (as defined in the Unitholder Rights Plan) are issued on the basis of one Right in respect of each Unit, pursuant to the Unitholder Rights Plan agreement entered into between the Fund and the Rights Agent. Each Right entitles the registered holder to purchase from the Fund one Unit at a price of $50.00 per Unit, subject to adjustments. If a Flip-in Event (as herein defined) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Units that have a market value at the date of such occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as herein defined). The Rights will expire on June 30, 2005, unless earlier terminated by the Trustees.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be transferred with and only with the Units. Each new Unit certificate issued after the Record Time (as defined in the Unitholder Rights Plan), upon transfer of existing Units or the issuance of additional Units, will contain a notation that the Unit certificate also evidences Rights as described in the Unitholder Rights Plan. Until the Separation Time (or the earlier termination or expiration of the Rights), the surrender for transfer of any certificates representing Units outstanding as of the Record Time will also constitute the transfer of the Rights associated with the Units represented by such certificate.

Separation Time

The Rights will separate and trade apart from the Units and become exercisable from and after the Separation Time. "Separation Time" means the close of business eight trading days following the earlier to occur of (i) the date of acknowledgment by the Fund ("Stock Acquisition Date") that a person or group or affiliated or associated persons ("Acquiring Persons") has acquired, other than as a result of a

reduction of the number of Units then outstanding, a Permitted Bid or Exempt Acquisition (as herein defined), Beneficial Ownership (as defined in the Unitholder Rights Plan) of 20% or more of the outstanding Units (the calculation of both the 20% figure and the outstanding Units to include any un-issued Units Beneficially Owned by such Acquiring Persons) or (ii) the commencement of, or first public announcement of the intention of any person (other than the Fund or any subsidiary of the Fund) to commence a Takeover Bid (other than a Permitted Bid) or such earlier or later time as may be determined by the Trustees.

Flip-in Event

Following a transaction in or pursuant to which a person becomes an Acquiring Person (a "Flip-in Event") a Right will convert into the right to purchase at a 50% discount, upon exercise, Units of the Fund having an aggregate acquisition cost equal to the Exercise Price. However, in such event, any Rights Beneficially Owned by Acquiring Persons (including such person's associates and affiliates and persons with whom he is acting in concert) or by any direct or indirect transference of such a person will be void. A Flip-in Event would not include Exempt Acquisitions or acquisitions pursuant to a Permitted Bid.

Permitted Bid

A "Permitted Bid" is a Take-over Bid made in compliance with and not on a basis which is exempt from or otherwise not subject to the provisions of sections 95 through 100, inclusive, of the *Securities Act* (Ontario) and in compliance with all other applicable securities laws, subject to any exemptions ordered or granted for purposes of uniformity, and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all Units to all holders of record of Units as registered on the books of the Fund;

(ii) the person making the Take-over Bid does not at the commencement of, or during the currency of, the Take-over Bid Beneficially Own more than 10% of the Units, unless such person was the Beneficial Owner of 10% or more but less than 20% of the outstanding Units determined as at the Effective Date and did not increase such Beneficial Ownership by an additional 2% of the outstanding Units determined as at the Effective Date;

(iii) the Take-over Bid contains and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

(iv) the Take-over Bid contains irrevocable and unqualified provisions that all Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date referred to in clause (iii) and that all Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(v) the Take-over Bid contains an irrevocable and unqualified condition that not less than 50% of the then outstanding Units, other than the Units Beneficially Owned by the offeror, must be deposited to the Take-over Bid and not withdrawn at the close of business on that date referred to in clause (iii); and

(vi) the Take-over Bid contains an irrevocable and unqualified provision that, should the condition referred to in clause (v) be met, the Take-over Bid will be extended on the same terms for a period of not less than 10 days from the date referred to in clause (iii).

Exchange Option

If the Trustees determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to the Unitholder Rights Plan, the Trustees may at any time after a Flip-in Event, authorize the Fund to issue or deliver, in respect of each Right which is not void, either (i) in return for the Exercise Price and the Right, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right, subject to any amounts that may be required to be paid under

applicable law, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attached to the Right. In either case, the value of such debt or equity securities or assets (or a combination thereof) and in the case of any issue of debt or equity securities or assets (or a combination thereof) pursuant to clause (ii), the value of the Right shall be determined by the Trustees, who may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by them.

Redemption

At any time prior to a Flip-in Event, the Trustees may redeem the Rights in whole (but not in part) at a redemption price of $0.001 per Right, subject to appropriate adjustment in certain events. In addition, the Trustees shall be deemed to have elected to redeem the Rights at such redemption price on the date of expiry of a Permitted Bid pursuant to which Units have been purchased.

Waiver

The Trustees may until the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction (an "Exempt Acquisition") that would otherwise be subject to those provisions. The Trustees may also, prior to the Stock Acquisition Date (as defined in the Unitholder Rights Plan), waive the application of the Flip-in Event provisions to a Flip-in Event, where the Acquiring Person became such by inadvertence and where such Acquiring Person has reduced his Beneficial Ownership of Units such that at the time of waiver he is no longer an Acquiring Person.

Amendments

Subject to the prior written consent of The Toronto Stock Exchange, in certain situations more particularly defined in the Unitholder Rights Plan, the Trustees may from time to time supplement or amend the Unitholder Rights Plan agreement without the approval of any holders of Rights to make any changes which the Trustees may deem necessary or desirable.

Protection Against Dilution

The Exercise Price, the number and kind of securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment in certain situations from time to time to prevent dilution.

Rightsholder not a Unitholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder of the Fund including, without limitation, the right to vote or to receive distributions.

Declaration as to Non-Canadian Holders

If in the opinion of the Trustees (who may rely upon the advice of counsel) any action or event contemplated by the Rights Agreement would require compliance with the laws of a jurisdiction outside of Canada, the Trustees acting in good faith may take such actions as they deem appropriate to ensure that such compliance is not required.

THE NORTH WEST COMPANY INC. (the "Company")

The Company is a wholly owned subsidiary of the Fund and is the only subsidiary of the Fund. All of the Company's Common Shares, Subordinated Notes, and Notes Receivable (being all of the issued and outstanding securities of the Company) are held by the Fund.

The history of the Company dates back to 1670, when the Hudson's Bay Company received its Royal Charter and began establishing fur-trading outlets throughout what is now northern Canada. In 1821 Hudson's Bay Company merged with its rival The North West Company, which federation of partners commenced operations in 1779. Over time, the original fur-trading outlets diversified their product lines and eventually became the Northern Stores division of the Hudson's Bay Company ("Northern Stores"). In 1987, Northern Stores was sold to a management and private investor group. Shares of the successor

to Northern Stores, The North West Company Inc., were listed for trading on the Toronto Stock Exchange in 1990, and a public offering was made in 1992. Later that year, the Company bought the Alaska Commercial Company that traced its roots back to the Russian American Trading Company that commenced operations in 1778. In 1997, The North West Company Inc. was reorganized pursuant to a Plan of Arrangement and the outstanding shares in The North West Company Inc. were effectively exchanged on a one-for-one basis for Units of the Fund.

Share and Loan Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Fund is the beneficial owner of all of the issued and outstanding Common Shares of the Company. There are not any issued and outstanding Preferred Shares.

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are entitled to receive any dividends declared by the board of directors on the Common Shares. In the event of the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Common Shares will be entitled to share equally in all remaining assets of the Company.

Preferred Shares

Each Preferred Share entitles the holder thereof to receive non-cumulative cash dividends as and when declared by the board of directors of the Company, at a rate equal to 10% of the stated issue price per share per annum payable semi-annually on March 15 and September 15.

Except as required by applicable law, the holders of the Preferred Shares are not entitled as such to any voting rights or to receive notice of or to attend meetings of shareholders of the Company.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Preferred Shares will be entitled to receive the stated issue price per share together with an amount equal to all declared and unpaid dividends thereon to the date of commencement of any such liquidation, dissolution, winding-up or distribution. After payment to the holder of the Preferred Shares of the amounts payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company.

Subordinated Notes

The Company issued the Subordinated Notes to the Fund on March 27, 1997, and June 4, 1998, pursuant to the terms of a note indenture dated March 27, 1997 (the "Note Indenture"). No additional Subordinated Notes may be issued under the terms of the Note Indenture. The Subordinated Notes have an aggregate principal amount of $175 million, bear interest at 12.5% per annum, payable semi-annually on the 15th day of March and September and mature on December 31, 2027.

The Subordinated Notes may not be redeemed by the Company or by the Fund prior to maturity.

Notes Receivable

The Company issued the Notes Receivable to the Fund on December 31, 2001. The Notes Receivable in the principal amount of $30.0 million bear interest at 13.0% per annum, payable semi-annually on the 15th day of March and September and mature on December 31, 2031.

The Notes Receivable are subordinate to the Subordinated Notes above and may not be redeemed by the Company or by the Fund prior to maturity.

Senior Bonds

The Company issued $92 million aggregate principal amount of Senior Bonds, Series A ("Series A Bonds") and $20 million aggregate principal amount of Senior Bonds, Series B ("Series B Bonds", and together with the Series A Bonds, the "Senior Bonds") to third parties on a private-placement basis, pursuant to bond agreements dated August 28, 1995, as amended by an agreement dated March 21, 1997 (the "Bond Agreements"). The Senior Bonds had an aggregate outstanding principal amount of $112,000,000 and were repaid on August 28, 2002.

Senior Notes

In August 2002, the Company completed the refinancing of its Senior Bonds by issuing US$65 million of 5.89% senior notes (the "Senior Notes"). Repayments of 20% of the principal amount of the Senior Notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. Three large U.S.-based life insurance and pension funds, including one previous lender, provided the new financing. The Company's NAIC (National Association of Insurance Commissioners) debt rating in the U.S. remained unchanged at investment grade two in 2002. The Company's debt is not rated in Canada. The net proceeds of the Senior Notes offering, together with funds drawn from the Company's secured credit facilities referenced below, were used to retire the Senior Bonds of the Company that matured on August 28, 2002.

Other Senior Indebtedness

The Company has $85.0 million in secured operating lines of credit with banks in Canada and US$4.0 million in secured operating lines of credit with banks in the United States, of which CDN$31.1million was drawn as at April 26, 2003.

Security for Senior Notes and Other Senior Indebtedness

The Senior Notes and Other Senior Indebtedness are secured by the following:
(i) a general security interest upon the assets of the Company, including a pledge of shares of significant subsidiaries, to secure the payment and performance of the obligations of the Company in respect of the facilities; (ii) a guarantee by the Fund of the Company's obligations in respect of the facilities and a pledge of all securities (including the Company's Common Shares, Preferred Shares. Subordinated Notes and Notes Receivable) of the Company owned by the Fund to secure such obligations; (iii) a subordination agreement between the Fund and the holders of the facilities prohibiting any payments in respect of the Subordinated Notes and Other Senior Indebtedness other than regularly scheduled payments of interest (when Senior Notes or Other Senior Indebtedness are not in default and such payments are not otherwise required to be suspended in accordance with the terms of such subordination agreement or the Note Indenture) until payment in full of the facilities, including prior payment in full of Senior Notes and Other Senior Indebtedness in any liquidation, bankruptcy or reorganization proceedings; and (iv) guarantees by the Company's significant subsidiaries and a general security agreement upon the assets of such subsidiaries to secure payment and performance of the obligations of the Company in respect of the Senior Notes and Other Senior Indebtedness. The Senior Notes and Other Senior Indebtedness are subject to the satisfaction of certain conditions, which are usual and customary for loans of this nature. Both the holders of the Senior Notes and Other Senior Indebtedness have appointed Bank of Montreal as security agent to hold all security jointly on behalf of both.

Business Description

The Company is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. The Company operates a network of 179 retail stores, which offer a diverse range of merchandise catering to the northern customer, as well as a catalogue shopping business. The Company also operates complementary businesses, including fur and Inuit art marketing businesses, which utilize its unique heritage and knowledge of the north.

For the year ended January 25, 2003, the Company's total revenues were $749.8 million, (January 26, 2002 revenues were $704.0 million, January 27, 2001 revenues were $659.0 million) of which Canadian operations accounted for approximately 75.5% and Alaskan operations accounted for the balance or 24.5%. At January 25, 2003, the Company employed approximately 4,927 people, including approximately 657 people in Alaska.

Canadian Operations

The Company's Northern Canadian retail operations consist of 136 *Northern* stores, six *NorthMart* stores and five stand-alone *Quickstop* convenience stores. These 147 outlets are located in 140 communities across the Canadian north. The communities range in size from small, remote settlements with populations as few as 300 people to larger, regional centers with populations of up to 15,000 people. The average store size has approximately 7,000 square feet of selling space and features a broad assortment of food, general merchandise and services. Food offerings consist of perishable and non-perishable products including groceries, dairy products, meat, produce and convenience/fast-food services. General merchandise consists of family apparel, house wares, health and beauty aids, sporting goods, toys, hardware, furniture, appliances and home entertainment products, boats, outboard motors, canoes, all-terrain vehicles and snowmobiles. Services include cheque cashing, money transfers, catalogue ordering and gasoline sales. Stores may also feature a post office, fast food franchise or a pharmacy. Store offerings are supported by an established catalogue business, *Selections* (www.selections.northwest.ca), which is distributed throughout northern Canada.

The Company is pursuing a strategy of entering into alliances with leading specialty retailers, distributors and service providers to broaden its product and service offering while leveraging its convenient locations. To date, the Company has established alliances with *Giant Tiger Stores* (for general merchandise), *Dufresne Furniture and Appliances, TruServ Canada Cooperative Inc.* (in the hardware category), *Pratt's Wholesale Ltd* (slower moving and specialty food), *ADL, A De La Chevrotiere Ltd.,* (food distribution in eastern Canada) and *H&R Block Canada* (in the tax services category). Management believes that these alliances have been positive in delivering stronger product and service offerings to the Company's customers at lower costs.

In July 2002, the Company completed the test phase of two *Giant Tiger* discount stores in Manitoba and announced plans to roll-out approximately 72 stores in western Canada over the next 30 years. Three stores have been opened to date and all three stores have exceeded their targets for sales and earnings. Four new stores are scheduled to open in 2003.

The Company operates complementary businesses that apply its unique heritage and knowledge of the north. These include: (i) the *Fur Marketing Division*, which purchases furs from trappers and sells aboriginal crafts and outerwear to the local and tourist retail market from three trading posts; (ii) the *Inuit Art Marketing Service*, which procures and markets carvings from Native artisans and is the largest Inuit art marketing service in Canada; (iii) *Crescent Multi Foods*, which is a full-line produce distributor, serving the Company's stores and third-party customers in Manitoba and northwestern Ontario; and (iv) *The Odd Lots Discount Centre*, which is used by the Company to dispose of surplus catalogue and store merchandise.

Alaskan Operations

The Company's Alaskan operations are conducted through its wholly owned subsidiary, the Alaska Commercial Company ("AC"), which operates 24 *AC Value Center* stores and one *AC Quickstop* convenience store. These store formats are similar to the Company's Canadian stores. The Alaskan operations also include *Frontier Expeditors*, which provides wholesale services to small independent retailers in Alaska.

Distribution and Infrastructure

The Company operates one distribution centre in each of Winnipeg, Manitoba and Anchorage, Alaska. They are used for both food and general merchandise. Due to the vast geography of the Company's store network, transportation is an important element of the Company's operations. The majority of stores are inaccessible by all-weather roads and the balance are relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge,

winter roads, trucks, rail and air. The Company owns a 50% interest in Transport Nanuk Inc., a shipping company servicing the eastern Arctic.

In both Canada and Alaska, the Company owns the majority of its stores, in addition to employee residences and staff houses, which are typically located adjacent to the more remote store locations.

In Canada, the Company sources both food and general merchandise through the Company's head office in Winnipeg. A buying office in Anchorage, which sources product locally, as well as from the lower 48 states, handles buying for AC.

Financial Services

The Company offers customers convenient, local access to a wide variety of financial services. *Northern, NorthMart* and *AC Value Center* stores each offer a revolving credit card for day-to-day purchases, similar to those offered by major department store chains. An extended payment program is also available to finance big-ticket purchases at the stores. As there are relatively few bank branches in markets the Company serves. The Company also offers ATM's, cheque cashing, debit card cash withdrawal, cash transfer, bill payment, currency exchange, money order and gift certificate services at its stores.

Most day-to-day credit decisions continue to remain the responsibility of local store managers as management believes that a store manager's knowledge of the local economic conditions and their personal acquaintance with their customers, allows them to make most day to day authorization decisions. All accounts are reviewed monthly and the allowance for doubtful accounts is adjusted to reflect the changes in the currency of outstanding balances. Allowances are adequate to cover the bad debts.

Markets

The Company operates 127 stores in smaller, remote communities inhabited principally by First Nations, Métis and Inuit. These markets range in population from 300 to 3,700 people and are generally not accessible by all-weather roads. These communities generally have a stable income base, which is dependent on government spending through social assistance and public sector employment in schools, health services, local government and public works projects. Income levels are also influenced by activities such as fishing, resource exploration, pipeline construction, hydro electricity development and related construction activity.

NWC operates 48 stores in less remote, regional communities that are generally accessible by all-weather roads. These markets range in population from 1,000 to 15,000 people. The economies of these communities are more diverse and income levels are higher than those of the more remote locations. Major sources of employment are in government services, transportation, health care, tourism and natural resources. The Company considers that of its total number of regional locations, 19 communities are dependent to varying degrees on natural resource industries. The *Giant Tiger* stores operate in Winnipeg and Thompson Manitoba.

In addition to the above, the Company operates Fur Marketing branches in Grande Prairie, Alberta, Prince Albert, Saskatchewan, North Bay, Ontario and an *Odd Lots Discount Centre* in Winnipeg, Manitoba.

Operations

Net earnings from operations for the fiscal year ended January 25, 2003, were $34.5 million or $2.14 per unit on a fully diluted basis versus net earnings of $29.0 million or $1.95 per unit on a fully diluted basis for the fiscal year ended January 26, 2002.

Revenues increased 6.5% for the fiscal year ended January 25, 2003. Canadian operations experienced a 6.3% increase in revenue. Alaskan operations recorded a 6.6% increase in revenue to US$117.5 million.

Earnings before interest and taxes were $49.6 million or 6.6% of sales for the fiscal year ended January 25, 2003. Canadian earnings before interest and taxes of $40.2 million or 7.1% of revenue decreased from $41.0 million or 7.7% of revenue for the prior fiscal year ended January 26, 2002. Alaskan operations generated earnings before interest and taxes of $9.4 million or 5.1% of revenue for the fiscal year ended January 25, 2003, compared to $6.8 million or 4.0% of revenue for the prior fiscal year. Interest costs for the fiscal year ended January 25, 2003, were $6.7 million, down from $10.5 million for the prior fiscal year.

Liquidity and Capital Resources

At January 25, 2003, net working capital was $117.9 million, representing a decrease of $10.0 million or 7.8% from $127.9 million (excluding $112.0 million in bonds due in less than one year) at the prior fiscal year-end. Accounts receivable of $64.8 million decreased 1.8 % during the fiscal year ended January 25, 2003. Inventories of $127.4 million compared to $134.4 million the prior fiscal year. Financing activities during the fiscal year ended January 25, 2003 generated a net cash outflow of $40.7 million compared to $27.5 million last year.

Stores and Other Facilities

The following table sets forth the number of stores, the location of the stores by region and whether the stores are owned or leased as at January 25, 2003.

	Number of Stores	Owned (1)	Leased
Alberta	6	5	1
British Columbia	3	2	1
Labrador/NFLD	7	6	1
Manitoba	34	22	12
Nunavut	24	22	2
NWT	18	16	2
Ontario	27	15	12
Quebec	17	15	2
Saskatchewan	17	14	3
Yukon	1	0	1
Canadian. stores	154	117	37
Alaska Commercial Co.	25	13	12
TOTAL STORES	179	130	49

(1) Of these stores, 40 are located on leased land pursuant to ground leases.

The following table summarizes the number of stores and selling square footage under NWC's retail formats.

	Number of stores		Selling square footage	
	2002	2001	2002	2001
Northern	136	136	803,093	819,493
NorthMart	6	5	178,328	151,041
Quickstop- Cdn.	5	6	18,831	23,684
Giant Tiger	3	2	47,658	33,435
Other formats	4	4	22,558	22,558
AC Value Centers	25	24	245,343	244,206
Total at end of year	179	177	1,315,811	1,294,417

Selling areas of stores in remote communities range in size from 1,000 sq. ft. to 10,000 sq. ft. In regional communities, selling areas range from 3,000 sq. ft. to 47,000 sq. ft. The Company owns employee residences and staff houses, which are typically located adjacent to the more remote store locations.

Competition

In the majority of communities that it serves, the Company is the dominant provider of food, every day and seasonal general merchandise and commands the largest market share. Local competition consists of stores operated by independent storeowners and local co-operatives, some of which are associated with regional or national buying groups. Many of these stores enjoy strong local loyalties through established customer relationships. The strength of the Company's independent store competition varies considerably depending on the management skills, financial strength and scale of local operators. Additionally, the commitment of local staff to the store and to customer relationships and the ability to maintain consistent standards are other key factors that influence their success. In Canada, all of the communities in which the Company operates have access to mail order catalogue and direct mail services such as those provided by *Sears Canada Inc.*, *Wal-Mart* and smaller regional and specialized competitors. In Alaska, this type of competition is more intense and includes catalogues directed solely at the rural Alaska market by Anchorage retailers such as *Safeway, Wal-Mart* and *Sears*.

The Company stores also face competition (in varying degrees based upon the specific market location) from non-independent stores, including traditional department stores, big box retailers, discount department stores and specialty stores. Specifically, in 19 of the larger communities, the Company competes directly with Canadian secondary market chains such as *True Value*, *Fields*, *SAAN* and *I.G.A.* as well as home shopping networks. AC competes directly with *Safeway* or its subsidiaries in four markets and *Wal-Mart* in one market. Furthermore, 42 of the Company's store locations are within three hours driving distance of small to medium sized urban centres offering a variety of shopping alternatives.

The Company's Giant Tiger stores are located in larger rural and urban markets. They compete against discount chains, food stores and department store formats.

Capital Expenditures

For the fiscal year ended January 25, 2003 total net capital expenditures amounted to $18.2 million compared to $19.9 million for the fiscal year ended January 26, 2002. Capital expenditures for the fiscal year ending January 31, 2004, are expected to be approximately $25 million and will be financed out of operating cash flow and existing lines of credit.

Management of Sales and Operations

In Canada, each store employs a full-time manager who has primary responsibility to monitor daily operations, maximize selling opportunities and safeguard Company assets. The organizational structure of the Sales & Operations Department includes 12 Regions, each of which is managed by a Director, Sales and Operations.

Regions are organized into two divisions, each lead by a Vice President, Sales & Operations, who is responsible for the store level execution of corporate strategies, policies and programs. The Sales and Operations Department contributes to the development of these initiatives by providing front line feedback from daily contact with staff, customers and communities. The differences between the two divisions relates primarily to store size and remoteness.

In Alaska, Sales & Operations are divided into a large store group and small store group, each reporting to a Vice President, Sales & Operations. Support for Sales & Operations is provided directly by AC's Accounting, Human Resources and Marketing departments in Anchorage and with selected additional support from Winnipeg based service departments.

Giant Tiger Store Venture

The Company operates three Giant Tiger stores that report to the Director, Giant Tiger Store Venture. Support service responsibilities are divided between the Company and Giant Tiger Store Limited ("GT").

Employees

At January 25, 2003, the Company employed approximately 4,927, people, including 657 in Alaska.

A collective agreement covers the employees working in one store in Manitoba. The overall relationship between the Company and its employees is good.

The Company is active in the recruitment of aboriginal people for positions in stores, corporate and distribution centres. Training and development of employees is also a major focus across the Company. Particular attention is being paid toward enhancing food expertise within store operations and with those who have category management responsibilities. As part of a "Best Practice" training initiative new operational processes have been identified and documented. These are being used to guide work methods and comprehensive training programs at store training sites across the country. In Alaska, the focus is on industry-sponsored training materials and the recruitment of more senior people for store operations positions.

Customers

The Company's core customer group consists of lower-income shoppers residing in remote communities across the Canadian north and Alaska. This customer's income depends largely on direct and non-discretionary government transfer payments and regional government program funding. This group's spending is also influenced by the availability of seasonal employment opportunities, which are typically created by government-funded construction and infrastructure projects. The shopping needs of the Company's core customer group mainly consist of necessity food and everyday basic general merchandise and are influenced by the challenging climate and logistics conditions that exist in these communities.

The Company's target customers also include quality and selection-driven shoppers and younger, "trend-driven shoppers". Management believes that these shoppers have become increasingly aware of consumer trends in urban markets. The Company's food and general merchandise assortments have evolved to reflect this change and include more fresh (highly perishable) departments in foods, as well as fashion and lifestyle products similar to those offered by retailers in more competitive urban markets.

Environment

The Company is subject to environmental regulation pursuant to federal, provincial and state legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances handled by the Company. A breach of such legislation may result in the imposition of fines and penalties. To ensure that the Company is in compliance with applicable environmental laws, the Director, Store Planning and Facility Services has been appointed as its Environmental Officer and he reports quarterly to the board of directors of the Company.

The Company is committed to meeting its responsibilities to protect the environment wherever it operates and annually budgets expenditures of both a capital and expense nature to meet of increasingly stringent laws relating to the protection of the environment. The Company believes it is in substantial compliance with applicable environmental laws and regulations and does not believe the expenditures will have a material effect on the Company's earnings.

Risk Factors

Risks affecting the Company, its business and the Units of the Fund include but are not limited to the following:

Risks Relating to the Units

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units.

The Fund is an inter vivos trust for income tax purposes. All income of the trust is distributed to unitholders and, as such, no income tax is payable by the trust.

The company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. The provision for income taxes is recorded in the Company at applicable statutory rates.

The Canadian Customs and Revenue Agency (CCRA) conducted an audit on the years 1996 to 1999. The audit has not been concluded and management has made provisions for items that will likely be reassessed.

Nature of Units

The Units do not represent a direct investment in the Company's business and should not be viewed by investors as shares in the Company. Holders of Units will not have the statutory rights normally associated with ownership of common shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are equity securities and debt instruments of the Company. The market price per Unit is expected to be a function of the Fund's anticipated distributable income and the growth in earnings per Unit generated by the Company and general investment market conditions.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to liquidate their investments. Subordinated Notes or notes, which may be distributed to holders of Units in connection with a redemption ("Redemption Notes"), will not be listed on any stock exchange and no established market is expected to develop for such securities. In addition, Subordinated Notes and Redemption Notes received as a result of a redemption of Units will not be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Cash redemptions are subject to limitations.

Distribution of Shares and Notes on Termination of the Fund

Upon termination of the Fund, the Trustees may distribute the assets of the Fund directly to the holders of Units, subject to obtaining all required regulatory approvals. The primary assets of the Fund are shares and notes of the Company, which are not freely tradeable and are not currently listed on any stock exchange. In addition, the shares and notes of the Company are not qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans.

Cash Distributions Are Not Guaranteed and May Fluctuate with the Company's Performance

Although the Fund must distribute its net income to Unitholders (except net income which is determined by the Trustees to be required to satisfy any tax liability of the Fund), there can be no assurance regarding the amounts of income generated by the Fund or the Company, or that such distributions will be payable in cash. The Fund depends on interest and other payments from the Company to make its cash distributions. The Company's ability to service its debt and make other payments to the Fund will depend upon numerous factors, including profitability, third party debt service payments, fluctuations in working capital, interest rates, foreign currency exchange rates and capital expenditures and other factors beyond the control of the Fund and the Company. Cash distributions are not guaranteed and may fluctuate with the Company's performance.

Risks Relating to the Business

Government Spending

The Company's financial performance is dependent upon the prosperity of communities in northern Canada and Alaska. The economy in northern Canada is highly dependent on government spending through social benefits programs, health care, education and public works. The Alaskan economy also benefits from annual payments to residents from a permanent fund created from oil revenues over the past 20 years. These payments are expected to decease over the next several years. If this occurs it may lead to decreased incomes and spending in local communities, which could in turn have a material adverse effect on the Company's business, financial condition and results of operations.

Retail Industry and Economic Downturns

Approximately 28% of the Company's sales are in the general merchandise category. Although the Company's core customer is a lower income shopper with relatively stable income sources, the general merchandise category is sensitive to general economic conditions, consumer confidence and weather fluctuations. External factors which affect customer demand, and over which the Company exercises no influence, include interest rates, personal debt levels, unemployment rates and levels of personal disposable income. Economic growth has recently slowed in the United States and it is not possible to predict the length or severity of the slowdown. In a downturn, discounting by major retailers may affect the pricing levels achievable by the Company in respect of general merchandise products. A recession or significant and prolonged decline in consumer spending could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, approximately 11% of the Company's stores are located in communities, which are dependent on a single industry, such as fishing, mining or oil and gas extraction. A decline in the fortunes of the relevant industry would have a material adverse effect on the communities in which those stores are located and, in the aggregate, could have a material adverse effect on the Company's business, financial condition and results of operations.

Aboriginal Consumer Environment

A significant part of the Company's performance is directly dependent on its relations with Aboriginal communities and consumers. The failure of the Company to maintain good relations with the Aboriginal communities that it serves could have an adverse impact on the Company's business, financial condition and results of operation.

Competitive Environment

Despite the remoteness of its markets, the Company faces significant competition. The Company's outlets compete with stores operated by local village corporations, independent storeowners and co-operatives, some of which are associated with regional or national buying groups. These independent merchants maintain market share due to strong local loyalties and established customer relationships. All of the communities in which the Company operates have access to mail order catalogue, direct mail and

internet services such as those provided by *Sears Canada Inc.* and *Wal-Mart*. In the larger communities in which the Company operates, the Company competes directly with other national or regional retailers such as *True Value*, *Fields*, *SAAN* and *I.G.A.* Moreover, approximately 22% of the Company's stores are located within three hours driving distance of small and medium sized urban centers that offer expanded shopping alternatives. The Company's financial performance and results of operations depend on its ability to continue to develop and implement strategies to compete with other retailers and to anticipate and respond to changing consumer preferences and merchandising trends in a timely manner.

Dependence on Key Personnel

The Company's success depends to a significant degree on its ability to attract and retain employees. Due to the vast geography and remoteness of the stores in which the Company operates, there is significant competition and limited numbers of experienced personnel, particularly at the store management level. At the store level, the Company, like many other retailers, faces the challenge of high employee turnover. The Company's ability to minimize employee turnover is an important competitive factor and directly relates to the effectiveness of its store operations. The Company's failure to attract, motivate and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, the Company is dependent upon its officers and the loss of services of any number of the Company's officers could have a material adverse effect on the business, financial condition and results of operations.

New Business Strategies

The success of the Company's store expansion is dependent on a number of factors, including the availability of suitable store locations or acquisition opportunities, the successful negotiation of acceptable leases or acquisitions, the ability to manage the expansion of the store base, the ability to source inventory which meets the needs of the new stores, the development of adequate management information systems, the ability to recruit and train new managers and employees, the availability of capital and general economic and business conditions. The success of the Company's alliance strategy is dependent on a number of factors, such as the ability of the Company's alliance partners to source suitable merchandise, obtain volume discounts, manage inventory and deliver products in a timely manner and on the relationship between the Company and its alliance partners.

There can be no assurance that the Company will successfully implement its new business strategies or that, if implemented, the strategies will increase the Company's profitability.

Financial Services Business

The Company's financial services operations are an important part of its business. The Company is subject to the risk of customer defaults, particularly following deterioration in the economy. The credit card industry is highly competitive and other credit card issuers may seek to expand or to enter the Company's markets. New federal, provincial and state laws and amendments to existing laws may be enacted to further regulate the credit card industry or to reduce finance charges or other fees or charges applicable to credit card accounts. Deterioration in the Company's financial services business could have an adverse effect on the Company's business, financial condition and results of operations.

Supplier Arrangements

The Company is dependent on third parties for the manufacturing and supply of the products it sells. The Company places all of its orders for merchandise and food products by purchase order or personal data terminal and does not have any long-term agreements with any manufacturer or supplier. The Company's failure to maintain favourable relationships with manufacturers or suppliers could have an adverse effect on the Company's business, financial condition and results of operations.

Under the alliances initiative, the Company is "outsourcing" major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and,

over the long term, lower overhead expenses. Each alliance we enter into requires that we connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are risks of this initiative. The Company also assumes increased risks as volume of business increases with alliance partners with less direct control over assurance of their performance than internally controlled processes.

Interest Rate and Currency Fluctuations

The Company is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36 million of the NWC's senior notes were effectively converted from fixed interest rate debt to floating interest rate debt and $43 million of NWC's senior notes were maintained in US dollar obligations to hedge the Company's investment in AC. Increases in interest rates would increase NWC's cost of borrowing. Interest rate and exchange rate fluctuations are beyond NWC's control and there can be no assurance that such fluctuations will not have a material effect on NWC's business, financial condition and results of operations.

Income Taxes

The Fund and the Company have complex corporate structures and financing arrangements. Provisions for income taxes and filings are based on assumptions that management and its tax advisors believe are appropriate but can be subject to review and challenge by tax authorities in Canada and the United States. Tax audits can be completed for periods of up to six years after the filing of returns. The tax provisions and assumptions may not be adequate if the tax authorities disagree with the positions taken by the Fund and the Company and could result in reassessments of prior years which could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks of Refinancing

The Company's Senior Notes, having an aggregate principal amount of US$65 million, with 20% repayable June 15, 2007 and June 15, 2008 and the balance due on June15, 2009. In addition, the Company's operating lines of credit are renewed annually. There can be no assurance that the Company will be able to refinance such borrowings on favourable terms or at all.

Management of Inventory

Success in the retail industry is dependent upon a company's ability to manage its inventory of merchandise in proportion to the demand for such merchandise. A miscalculation of consumer demand for its products could result in the Company having excess inventory for some products and missed sales opportunities for others. Weak sales and resulting markdowns and/or write-offs could impair the Company's profitability and have a material adverse effect on the Company's business, financial condition and results of operations.

Information Systems

Information systems play an important role in the support of the Company's core business processes, including merchandising, marketing and advertising, logistics, store operations, finance, human resources and store planning. The Company intends to make significant investments to implement a new point of sale computer system and to enhance existing management information systems. The Company's ability to maintain and upgrade its information systems capabilities will be important to its future business, financial condition and results of operations.

Dependence on Key Facilities

The Company currently operates two major distribution centres, one in Winnipeg and one in Anchorage. A serious disruption at any of these facilities due to fire, tornado or otherwise would have a material adverse effect on the Company's business, financial condition and results of operations.

Labour Issues

The Company is a party to one collective agreement that covers employees working in one store in Manitoba. The agreement periodically requires negotiations, which could result in a labour disruption. However, the occurrence of a labour dispute in connection with this collective agreement is unlikely to adversely affect the Company in any material way.

Leases

The Company owns, directly or indirectly, the land and buildings associated with 130 stores. The remaining stores are generally held under long-term leases. The long-term nature of the leases may limit the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location.

Crude Oil and Other Energy Prices

Due to the vast geography of the Company's store network, transportation is an important element of its operations. The majority of stores are inaccessible by all-weather roads and the balance is relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, winter roads, trucks, rail and air. In addition, heating costs comprise a relatively significant portion of the Company's general overhead costs. An increase in the price of crude oil and other energy prices would increase the cost of supplying and heating the Company's stores. If these increased costs cannot be passed along to customers, such increases may have an adverse effect on the Company's business, financial condition and results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE FUND

2002 compared to 2001

Sales and other Revenue

In the fiscal year ended, January 25, 2003, sales and other revenue increased to $749.8 million from $704.0 million in the prior fiscal year.

Canadian operations experienced a 6.3% increase with food sales gaining 7.6% and general merchandise sales increasing 5.4%. Revenues from Alaskan operations for the fiscal year ended January 25, 2003 were $184.0 million representing an increase of 7.2% over $171.7 million in the prior fiscal year.

Earnings

Net earnings were $34.5 million, compared to $29.0 million in the prior fiscal year. Earnings per Unit on a fully diluted basis were $2.14 compared to earnings per Unit on a fully diluted basis of $1.95 in the prior fiscal year.

Canadian operations generated earnings before interest and taxes ("EBIT") of $40.2 in the fiscal year ended January 25, 2003, a 2.1% decrease compared to $41.0 million in the prior fiscal year. Alaskan operations generated an EBIT of $9.4 million in the fiscal year ended January 26, 2002 compared to $6.8 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 25, 2003, net working capital was $117.9 million representing a decrease of 7.8% from $127.9 million (excluding $112.0 million in bonds due in less than one year) at the prior fiscal year. Accounts receivable of $64.8 million decreased 1.8% during the fiscal year ended January 25, 2003. Inventories of $127.4 million in the fiscal year ended January 25, 2003 decreased 5.2% over the prior fiscal year. Financing activities during the fiscal year ended January 25, 2003 generated a net cash outflow of $40.7 million compared to $27.5 million last year.

2001 compared to 2000

Sales and Other Revenue

In the fiscal year ended, January 26, 2002, sales and other revenue increased to $704.0 million from $659.0 million in the prior fiscal year.

Canadian operations experienced a 5.9% increase with food sales gaining 7.1% and general merchandise sales increasing 3.5%. Revenues from Alaskan operations for the fiscal year ended January 26, 2002 were $171.7 million representing an increase of 9.9% over $156.3 million in the prior fiscal year.

Earnings

Net earnings were $29.0 million, compared to $28.1 million in the prior fiscal year. Earnings per Unit were $1.95 compared to earnings per Unit as of $1.89 in the prior fiscal year.

Canadian operations generated earnings before interest and taxes ("EBIT") of $41.0 million in the fiscal year ended January 26, 2002, a 14.1% increase compared to $36.0 million in the prior fiscal year. Alaskan operations generated EBIT of $6.8 million in the fiscal year ended January 26, 2002 compared to $6.4 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 26, 2002, net working capital was $127.9 million (excluding $112.0 million in bonds due in less than one year) representing an increase of 39.9% from $91.4 million at the prior fiscal year end. Accounts receivable of $65.9 million increased 15.8% during the fiscal year ended January 26, 2002. Inventories of $134.4 million in the fiscal year ended January 26, 2002 increased 9.3% over the prior fiscal year. Financing activities during the fiscal year ended January 26, 2002 generated a net cash outflow of $27.5 million compared to $21.0 million last year.

2000 compared to 1999

Sales and Other Revenue

In the fiscal year ended January 27, 2001, sales and other revenue increased to $659.0 million from $626.5 million in the prior fiscal year.

Canadian operations experienced a 5.1% increase with food sales gaining 5.6% and general merchandise sales increasing 2.5%. Revenues from Alaskan operations for the fiscal year ended January 27, 2001 were $156.3 million, an increase of 5.6% over $148.0 million in the prior fiscal year.

Earnings

Net earnings were $28.1 million, compared to $28.0 million in the prior fiscal year. Earnings per Unit were $1.89 compared to earnings per Unit of $1.86 in the prior fiscal year.

Canadian operations generated EBIT of $36.0 million in the fiscal year ended January 27, 2001, a 6.4% increase compared to $33.8 million in the prior fiscal year. Alaskan operations generated EBIT of $6.4 million compared to $6.0 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 27, 2001, net working capital was $91.4 million representing an increase of 9.2% from $83.7 million in the prior fiscal year. Accounts receivable of $56.9 million, increased 15.4% over the prior fiscal year. Inventories of $123.0 million increased 7.5% over the prior fiscal year. Financing activities during the fiscal year ended January 27, 2001, generated a net cash outflow of $21.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Fund's Management's Discussion and Analysis relating to the Fund's financial statements for the year ended January 25, 2003, which is contained on pages 14 through 25 of the Fund's 2002 Annual Report, is incorporated by reference and forms an integral part of this Annual Information Form.

MARKET FOR SECURITIES

Units of the Fund are listed on The Toronto Stock Exchange, trading as NWF.UN.

FUND DISTRIBUTION POLICY

The Declaration of Trust provides that the Trustees may declare payable to the Unitholders, on a quarterly basis, all or any part of the Company's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains for the period, and that, to the extent not previously declared payable by the Trustees, on December 31 of each year, an amount equal to the Fund's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains shall be payable automatically. The Fund's distributions generally must be made in cash, but all or part of a distribution may be payable in the form of additional Units where: (i) the Fund does not have cash in an amount sufficient to pay the full amount of the distribution in cash; (ii) cash distributions are not permitted by virtue of subordination agreements made with senior debt holders; or (iii) cash is payable in respect of Units tendered for redemption.

Quarterly distributions are paid on or about the 15th day of March, June, September and December in each year.

The Fund's net income to date has been derived primarily from its holding of the Subordinated Notes, which have an aggregate principal amount of $175 million and bear interest at the rate of 12.5% per year, Notes Receivable which have an aggregate principal amount of $30 million and bear interest at the rate of 13.0% per year and dividends from Common Shares of the Company.

The directors of the Company have the discretion, but are not obligated, to distribute available cash by redemption of Preferred Shares or declaration of dividends on the Preferred Shares or Common Shares. In exercising their discretion, it is expected that the directors may consider, among other things: (i) the Company's targeted debt-to-equity ratio; (ii) the Company's debt rating; (iii) the Company's cash flow requirements for expansion and/or acquisition; and (iv) their assessment of the Company's business prospects.

TRUSTEES AND OFFICERS OF THE FUND

The name, municipality of residence, position and principal occupation of the Trustees and Officers of the Fund are as follows:

Name and Municipality of Residence	Trustee Since	Position Held	Principal Occupation
Ian Sutherland Oro Medonte, Ontario	1997	Trustee	Chairman, The North West Company Inc.
Kevin R. Bolt Winnipeg, Manitoba	1997	Trustee	Partner, Aikins, MacAulay & Thorvaldson
David G. Broadhurst Toronto, Ontario	1997	Trustee	President, Poynton Investments Limited
Léo Charrière Winnipeg, Manitoba		Executive Vice-President, Chief Financial Officer and Secretary	Executive Vice President, Chief Financial Officer and Secretary of the Company
Reinhard Sedlacek Ste. Anne, Manitoba		Treasurer	Director, Planning and Treasury Services of the Company

DIRECTORS AND OFFICERS OF THE COMPANY

The name, municipality of residence, position and principal occupation of each of the Directors and Officers of the Company as at May 29, 2003 are as follows:

Directors

Name and Principal Occupation	Committees Governance (1) Audit (2) HR & Comp. (3) Pension (4)	Municipality of Residence	Director Since	Units Beneficially Owned or Subject to Control or Direction
Donald A. Beaumont, President Beaumont & Associates	1, 3	Don Mills, Ontario	1996	3,150
Frank Coleman, President & Chief Executive Officer Coleman Group of Companies	2, 3	Corner Brook, Newfoundland	1999	106,400
Nellie Cournoyea, Chairperson and CEO Inuvialuit Regional Corporation	1, 4	Inuvik, Northwest Territories	1996	450
R.J. (Bob) Kennedy, Chief Executive Officer, WiBand Communications Corp.	2, 3	Winnipeg, Manitoba	2003	--
Edward S. Kennedy, President and Chief Executive Officer, The North West Company Inc.	-	Winnipeg, Manitoba	1996	131,057
Gary J. Lukassen, Corporate Director	2, 3	Mississauga, Ontario	1987	3,750
Keith Martell, Chairman First Nations Bank of Canada	1, 2	Saskatoon, Saskatchewan	2000	2,000
Stanley McKay, Co-Director, Dr. Jessie Saulteaux Resource Centre	3, 4	Gladstone, Manitoba	1994	450
James G. Oborne, Chairman, Westgate Capital Management Corporation	1, 4	Winnipeg, Manitoba	1987	57,000
H. Sanford (Sandy) Riley, President and CEO, Richardson Financial Group Limited	2,4	Winnipeg, Manitoba	2003	--
Ian Sutherland, Chairman, The North West Company Inc.		Oro Medonte, Ontario	1978	450,953

[1] Member of Corporate Governance and Nominating Committee
[2] Member of the Audit Committee
[3] Member of the Human Resources and Compensation Committee
[4] Member of the Pension Committee

Officers

Name and Principal Occupation	Municipality of Residence	Officer Since	Units Beneficially Owned or Subject to Control or Direction
Ian Sutherland, Chairman of the Board	Oro Medonte, Ontario	1978	450,953
Edward S. Kennedy, President and Chief Executive Officer	Winnipeg, Manitoba	1989	131,057
Léo Charrière, Executive Vice-President, Chief Financial Officer and Secretary	Winnipeg, Manitoba	2003	--
Ken Claudel, Vice-President, Logistics and Supply Chain Services	Winnipeg, Manitoba	2002	17,825
Scott F. Findlay, Vice-President, Food Marketing	Winnipeg, Manitoba	1999	37,000
Leonard G. Flett, Vice-President, Store Development and Public Affairs	Winnipeg, Manitoba	1998	16,600
Carl A McKay, Vice-President, Sales and Operations, Traders Division	Winnipeg, Manitoba	1998	44,426
Karen J. Milani, Vice-President, Human Resources	Winnipeg, Manitoba	2000	21,707
James B. Mitchell, Vice-President, General Merchandise Marketing	Winnipeg, Manitoba	1999	16,500
David J. Preddy, Vice-President, Sales & Operations, Merchants Division	Winnipeg, Manitoba	1999	39,970
Paul G. Smith, Vice-President, Information Services	Winnipeg, Manitoba	2000	8,969

All of the Trustees and Officers of the Fund and all of the Directors and Officers of the Company have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

Ian Sutherland was President of MCAP Inc. from September 1998, to August 2000.

Prior to June 1998, Kevin Bolt was a Partner of Pitblado & Hoskin.

From June 1998 to July 2001, David Broadhurst was President, Reeve Court Insurance Limited. From April 1996 to May 1998, he was an investment banker with First Marathon Securities Limited.

Bob Kennedy is the Chief Executive Officer of WiBand Communications Corporation, a position he has held since January 1999. He previously held positions as Worldwide Business Development Executive – IBM Corporation – Education and Training in 1998

Gary J. Lukassen retired as Executive Vice-President and Chief Financial Officer, The Hudson's Bay Company in March 2001.

Keith Martell is Chairman, First Nations Bank of Canada. From March 1995, to June 1998, he was the Executive Director of Finance for the Federation of Saskatchewan Indian Nations.

Sandy Riley is President and CEO, Richardson Financial Group. He sits on the Board of Directors of Investors Group Inc., James Richardson & Sons Limited and Molson's Inc. He previously held the position of Chairman of Investors Group Inc., 2001-2002, after serving as President and CEO. of Investors Group Inc. from 1992-2001.

Léo Charrière became Executive Vice-President, Chief Financial Officer and Secretary effective May 29, 2003. Prior to this appointment Léo was President and CEO of TruServ Canada Cooperative Inc.

Ken Claudel became Vice-President, Logistics and Supply Chain Services effective October 15, 2002. Ken previously held the position of Director, Retail Service Centre and Northcan, responsible for Winnipeg based distribution Centre operations.

Scott F. Findlay joined the Company on August 1, 1999. Prior to joining the Company Scott was Vice President for Silcorp Limited.

Karen J. Milani became Vice President, Human Resources effective April 7, 2000. She previously held the position of Director, Employee & Organizational Development with the Company.

James B. Mitchell joined the Company on September 20, 1999. Prior to joining NWC Jim was National Manager, Licensed Businesses with The Hudson's Bay Company.

David J. Preddy joined the Company on November 8, 1999. Prior to this appointment David had over 24 years experience of store sales & operations with Loeb food stores and Sobey's.

Paul G. Smith became Vice President, Information Services effective October 15, 2002. Prior to this appointment he held the position of Vice-President, Logistics and Supply Chain Services.

The term of office of each of the Trustees of the Fund and the Directors of the Company expires at the next Annual Meeting of the Fund.

Trustees and Officers of the Fund and Directors and Officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 6.04% of the outstanding Units of the Fund as of the date of this report.

ADDITIONAL INFORMATION

The Fund will provide to any persons, upon request to the Executive Vice-President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Fund's securities, the following:

(i) one copy of the most recent Annual Information Form of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference into such Annual Information Form;

(ii) one copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular of the Fund in respect of its most recent annual meeting of Unitholders that involved the election of Trustees of the Fund and Directors of the Company, or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above.

At any other time, one copy of the above documents referred to in paragraphs (i), (ii), (iii) and (iv) shall be provided upon request to the Executive Vice-President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Additional information including Trustees', Directors' and Officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Fund's information circular for its most recent annual meeting of Unitholders that involved the election of Trustees and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.